As confidentially submitted to the Securities and Exchange Commission on December 31, 2024

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OBOOK Holdings Inc.

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	7372	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

9F., No. 28, Wencheng Rd., Beitou Dist.,

Taipei City 112, Taiwan,

Republic of China

+886-2-6610-8180

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications

sent to agent for service, should be sent to:

Ching-Yang Lin, Esq. Sullivan & Cromwell (Hong Kong) LLP 20th Floor, Alexandra House 18 Chater Road, Central Hong Kong +852-2826-8688

Mitchell S. Nussbaum, Esq.

Giovanni Caruso, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

+1-212-407-4000

Jane K. P. Tam, Esq.

Loeb & Loeb LLP

901 New York Avenue

Washington, D.C. 20001

+1-202-618-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion),

Dated     , 2025

American Depositary Shares

OBOOK Holdings Inc.

American Depositary Shares

Each Representing      Class A Common Shares

This is an initial public offering of American depositary shares, or ADSs, representing Class A Common Shares of OBOOK Holdings Inc.

We are offering      ADSs. Each ADS represents      Class A Common Shares, par value US$0.001 per share of OBOOK Holdings Inc. We anticipate the initial public offering price per ADS will be between US$      and US$     .

Prior to this offering, there has been no public market for our shares or ADSs. We will apply to list the ADSs on the National Association of Securities Dealers Automated Quotations, or the Nasdaq Stock Exchange, under the symbol “OWLS.”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

We will be a “controlled company,” within the meaning of the applicable the rules of Nasdaq, since Darren Wang, our founder and CEO, will have [(i)   % of the total voting power of the Company, assuming the underwriters do not exercise their over-allotment option, or (ii)   % of the total voting power of the Company, assuming the underwriters exercise their over-allotment option in full]. See “Principal Shareholders” for details.

See “Risk Factors” on page 21 to read about risks you should consider before investing in the ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” for a description of all compensation payable to the underwriters.

We have granted the underwriters the right for a period of 30 days from the date of this prospectus to purchase up to additional    ADSs to cover over-allotments at the initial public offering price, less the underwriting discounts and commissions.

Upon the completion of this offering,      Class A Common Shares and      Class B Common Shares will be issued and outstanding[, assuming the underwriters do not exercise their over-allotment option]. Holders of Class A Common Shares and Class B Common Shares will have the same rights except for voting and conversion rights. Each Class A Common Share will be entitled to one vote, and each Class B Common Share will be entitled to ten votes. Each Class B Common Share will be convertible to one Class A Common Share at any time at the option of the holder thereof. Class A Common Shares are not convertible into Class B Common Shares under any circumstances. See “Principal Shareholders” and “Description of Share Capital” for details.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about    , [2025].

Chardan

Prospectus dated    , 2025

-i-

For investors outside of the United States of America (the “United States”): Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ADSs and the distribution of this prospectus outside of the United States.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We and the underwriters are not making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

Until     , 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

-ii-

PROSPECTUS SUMMARY

This summary highlights information contained in more detail elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our historical consolidated audited financial statements, including the notes thereto, included elsewhere in this prospectus, before deciding to invest in our ADSs.

Our Mission

Our mission is to use blockchain technology to provide businesses with more reliable and transparent data management, to reinvent global flow of funds for businesses and consumers and to lead the digital transformation of business operations.

Overview of OwlTing Group and the OwlPay Platform

We believe in the power of blockchain technology and have focused on using it to optimize, and potentially transform, the way modern small- and medium-sized enterprises, or SMEs, operate. Established in 2010 in Taiwan, we operate as the OwlTing Group and have delivered solutions to various industries and are expanding actively into multiple markets including the United States, Japan, Singapore, Hong Kong, Malaysia and Thailand, as well as jurisdictions in South America and the EU. Through our e-commerce, hospitality and payments offerings, we are committed to serving businesses and individuals whose commercial activities involve cross-border transactions.

From our earliest days with our product OwlTing Market™, our e-commerce platform that was designed to connect local Taiwanese farmers and merchants with their customers, we have worked closely with the merchants on our platform and come to understand their business pain points. Our OwlTing Blockchain Services™ emerged from such business understanding, and we have aimed to build a blockchain traceability solution that empowers organic farmers with better transparency of their business and operations, which can be extended to other use cases.

By building our expertise in blockchain ledger transaction models, we concluded that the prevention of double spending with the use of timestamps and proof of work could also be utilized in the hospitality industry, which faces the need to address double-booking problems. We thus expanded into the hospitality sector in 2018 by offering innovative solutions to hotels and other hospitality industry customers through our platforms, including the OwlNest™ hotel property management system, or PMS, that leverages blockchain technology to prevent double bookings, and our OwlJourney™ and OwlTing Experiences™, which are online travel agency, or OTA, platforms that benefit from accurate real-time inventory data from integration with OwlNest’s inventory system, to empower travel service providers with optimized efficiencies and comprehensive travel experiences to offer to their customers.

As we further developed our presence in the hospitality industry, we also gained a first-hand understanding of the challenges of cross-border payments faced by our hospitality partners. We saw the issues faced by our hospitality partners and their two most prominent pain points in the payment process: high processing costs from cross-border transactions and delayed settlement from the payers, including large OTAs.

In response, we launched OwlPay™ in 2023 intending to enable businesses in the hospitality sector and beyond to use stablecoins and/or fiat currency in payouts to global suppliers. OwlPay is an application programming interface, or API, based payment platform with secure, real-time and cost-effective one-stop payment solutions covering a range of services from payment gateway to business payout. Using blockchain technology and developer-friendly APIs for integration, OwlPay aims to modernize business payments. OwlPay is a full-stack payment service platform that supports multiple payout settlement routes in not just fiat currency, but also stablecoin USD Coin (“USDC”) backed by U.S. dollar-denominated assets. All of these features are designed to streamline the payment experience for businesses, especially for SMEs that have limited scale of operations but still need to effect cross-border payments. In addition to serving business clients, OwlPay also provides individual customers with stablecoin-related payment services, which would enable a simpler, more convenient and faster way to perform cross-border transactions and remittances.

OwlPay is also designed to simplify backend financial operations and cross-border transactions. For potential business clients, we offer APIs to connect the businesses with their bank accounts, including for vendor and order management, mass payouts, real-time exchanges and automated payment processes. The payout transactions are encrypted with hardware security module technology, a specialized security device used to manage, process and store digital keys securely, in order to ensure cryptographic operations are performed within a tamper-resistant environment.

We have built relationships with various settlement partners, including Circle, Coinbase Prime, Bridge XYZ, MoneyGram, VISA and NIUM and are integrating their respective capabilities with those of the OwlPay platform to enable our customers to send funds and receive payments via fiat currency, credit cards and stablecoin USDC at the user’s choice. See “Business—Our Partnerships.” By securing essential payment licenses in various regions, we currently have agreements in place with a number of financial institutions and financial and technology partners across multiple jurisdictions. In 2023, we enhanced our offerings by acquiring PayNow, a prominent payment gateway service provider in Taiwan, to offer a one-stop-shop solution from consumer payments to business payouts.

We currently offer OwlPay’s digital assets-related services through a separate, ancillary product, OwlPay Wallet Pro, and plan to integrate the functionalities of OwlPay Wallet Pro into the OwlPay platform as a one-stop solution, in the first quarter of 2025. OwlPay Wallet Pro provides a hosted wallet infrastructure for business customers and an unhosted wallet infrastructure for individual customers, enabling both business and individual customers to receive and send money both domestically and internationally within minutes, with stablecoins over the public blockchain ledgers Ethereum, Avalanche, Polygon, Optimism, Arbitrum and Stellar. OwlPay Wallet Pro provides both business and individual customers with the services of on/off-ramping in conversion between USDCs and U.S. dollars. For business customers that wish to leverage USDC, OwlPay Wallet Pro offers on/off-ramping capabilities via wire transfers and ACH. For individual customers, leveraging our partnership with MoneyGram, OwlPay Wallet Pro provides on/off-ramping capabilities via cash. All transactions are within standard security and compliance infrastructure on par with a traditional financial institution. To make transactions more convenient for customers on supported blockchains, we handle the payment of the gas fees incurred on these blockchains on behalf of the customers for certain types of customers and transactions, so that these customers do not need to hold the native digital assets of the transaction chain. We plan to expand OwlPay Wallet Pro services to support more blockchains, including Base and Solana and diversify our stablecoin offering, including EURC, ZUSD and GYEN to enable customers to execute foreign exchange transactions using stablecoins in the future. After the integration of OwlPay and OwlPay Wallet Pro, customers will be able to access various fiat currency and stablecoin payment options and perform these payment transactions on a single platform.

OwlPay continues to build multi-jurisdictional capabilities and aims to expand its service offerings internationally. For example, we currently hold money transmitter licenses, or MTLs, in 30 states in the United States and the Virtual Asset Service Provider, or VASP, registration in Poland. We are also in the process of preparing for applications for a bank API license, a fund transfer service license and a stablecoin license in Japan, a major payment institution license in Singapore and a money service operator license in Hong Kong; and we expect to upgrade the qualification as a Crypto Asset Service Provider, or CASP, under Markets in Crypto-Assets

Regulation (MiCAR) in the EU. We also plan to further expand to Brazil, Argentina and other markets in South America where we could provide virtual asset services without being subject to licensing requirements.

We believe our payment business will be the most significant driver of our future business expansion plans. We believe our expansion into new products and markets from our current customer-centric businesses will enable us to capture cross-selling opportunities with our existing relationships in the e-commerce and hospitality industries, and to grow into a comprehensive cross-border payment platform and business ecosystem.

For the nine months ended September 30, 2024, our company’s total revenue was comprised of our operations in the following main business segments: (i) Payments contributed to 52% of our total revenue; (ii) Hospitality (which include software services and platform services) contributed to 37% of our total revenue; and (iii) E-commerce contributed to 11% of our total revenue.

OwlPay’s Market

OwlPay aims to serve the cross-border payments markets. According to the 2023 McKinsey Global Payments Report, global payment revenue, comprised of both commercial and consumer domestic and cross-border payment services, reached an all-time high of over US$2.2 trillion in 2022 and will reportedly grow at a 6-8% annual rate after 2023. It is also expected to exceed US$3 trillion by 2027 according to the same report. We believe that cross-border payment dynamics are robust, and according to the 2023 McKinsey Global Payments Report, global volume of cross-border payment flows from both commercial and consumer transactions reached approximately US$150 trillion in 2022, with revenue from cross-border transactions estimated at around US$240 billion, a 17% increase from the previous year.

OwlPay targets cross-border business payments between businesses (“B2B”) and between business and consumers (“B2C”). According to the 2023 McKinsey Global Payments Report, the global B2B cross-border payments market has witnessed significant growth and transformation, with cross-border payment revenue totaling approximately US$166 billion in 2022. North America, Latin America and the EMEA experienced double-digit revenue growth, while the Asia-Pacific region (excluding China) saw a 25% increase in 2023, according to the same McKinsey report. OwlPay also provides individuals with the ability to transfer funds cross-border within minutes with stablecoins. We believe that the remittance market, which represents payments between individuals (“C2C”), also plays an important role in the global payments ecosystem.

Along with its growth, we believe that the B2B payment market is experiencing changes in the form of waves of digitization and innovation. While fintech innovators have accelerated the digitization of B2C/C2C payments, B2B payments remain highly reliant on legacy systems, leaving payors and payees with significant challenges that include access to fewer correspondent banks, slow settlement, high overall costs and a lack of transparency. Intermediary banking today remains the most prevalent cross-border payment method. We believe that the total available market size for B2B payments is significant and rapidly expanding as trends towards digitization broaden access to more users. By offering modernized, streamlined end-to-end payment solutions, we believe that OwlTing is well-positioned to capitalize on its early mover advantage in the blockchain-enabled payment industry to capture a meaningful share of the growing B2B and B2C markets.

OwlPay’s Competitive Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

•	Early mover advantage in the payment industry. We are an early mover in the use of blockchain technology and stablecoin to provide a one-stop payments solution.

•

Our global licensing infrastructure. We have built and are continuing to build our global licenses portfolio that could help us expand our reach for clients and potential partnerships with financial service providers.

•	Our AML and cybersecurity capability. We partner with industry leading AML diligence service providers to deliver integrated products and invest in data security.

•

Our understanding of blockchain technology and its diverse applications. We have almost a decade of experience in applying blockchain technology to businesses and are committed to applying blockchain technology to improve operational efficiency for businesses in multiple industries.

•

Our platform in business services. Our E-commerce and Hospitality business segments provide a network of established customers and partners as the initial customer base for our payment products and services, creating opportunities for faster adoption.

Our Current Products and Services

Since our founding, we have developed, and continue to develop and deploy, a range of technology products and services, including through blockchain technology, to meet the needs of specific business sectors and to address the common challenges faced by clients and individuals, including:

•	Payment products and services under OwlPay

•	Payment gateway services

•	Payment platform services, including fiat currency solutions and stablecoin solutions

•	Hospitality products and services

•	Hospitality-related software services under OwlNest

•	Hospitality-related platform services, including the OTA platforms OwlJourney and OwlTing Experiences, and self-branded offline platform services providing accommodation under OwlStay

•	E-commerce platform and services under OwlTing Market

Our Customers

Our main client base for payment services consists of businesses and individuals involved in cross-border payments. Both payers and payees could be customers to our various products and services offerings. Payers can use the OwlPay platform to conduct cross-border payout, whether as business payment to vendors or individual remittances to family. With our payment gateway services, the merchant-payees receiving consumer payments are our customers. Payees can also open a wallet through OwlPay Wallet Pro to receive funds. Our primary markets for development of payment services include the United States, Japan, the EU, South America, Singapore and Hong Kong. We believe we have a strong presence in the hospitality sector and have been expanding to serve merchants in other segments, as well as individuals. In particular, OwlPay is targeting businesses in the e-commerce, online travel, ticketing, logistics and trading sectors, which tend to have vendors globally and rely heavily on cross-border payments. For example, OwlPay is well-positioned to provide an effective and flexible cross-border payment solution for international trading companies that process merchandise import and export globally, ticketing companies that process flight and other transportation bookings and logistics companies that handle international merchandise shipment.

Our hospitality services include software services and platform services. OwlNest and OwlJourney serve SMEs in the hospitality sector, including hotels and B&Bs. OwlTing Experiences provides travelers with travel activities as we connect with travel experience business owners and OwlStay provides travelers with room accommodation services. Our hospitality services have footprints into several regional markets, including Taiwan, Japan, Malaysia, Thailand and the United States. OwlTing Market, our e-commerce platform, provides a platform for farmers and small business owners in Taiwan to extend their reach to end consumers.

Our Growth Strategies

We aim to maintain and strengthen our position and intend to pursue the following key strategies:

•	Continue to expand our OwlPay business operations organically by leveraging existing and future business partnerships;

•	Explore strategic acquisitions and transactions; and

•	Expand regional licensing and approvals to operate in additional jurisdictions.

Our Corporate Structure and History

Darren Wang, a serial entrepreneur and blockchain industry angel investor, founded the OwlTing Group in 2010. We are a blockchain technology company headquartered in Taipei, Taiwan and have subsidiaries in the United States, Japan, Singapore, Hong Kong, Malaysia and Thailand. We were incorporated under our current holding company, OBOOK Holdings Inc., under the laws of the Cayman Islands in April 2011. We believe developing and managing our diverse business operations by business segments and groups enables us to formulate more effective business strategies and operating guidelines that fit the needs of the group. The following diagram illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus:

We are continuously developing and deploying easy access to blockchain solutions for industries that have a need for cost-effective resilience and transparency across the globe. OwlTing Market was our first business line developed. It continues to serve as a platform dedicated to enabling Taiwanese local businesses and farmers to reach out directly to end consumers. We offer consumers diverse and high-quality products through OwlTing Market’s stable partnerships with small- and medium-sized farmers and businesses in Taiwan.

We expanded our footprint into the hospitality sector in 2018 by introducing OwlNest, a powerful and easy-to-use hotel PMS leveraging blockchain technology, which now connects more than 2,500 hospitality providers with their customers. OwlNest also facilitates unique travel experiences under our OwlJourney and OwlTing Experiences brands.

In 2023, we launched OwlPay, a payment platform specifically developed to simplify backend financial operations in connection with cross-border transactions.

In 2023, we further enhanced our payments offerings by acquiring PayNow, a prominent Taiwanese payment gateway service provider, in order to deliver current and future one-stop payment solutions from payment gateway to business payout solutions with fiat currency, credit cards and stablecoin.

Today, we have an international team of more than 200 professionals, dedicated to driving innovation, simplifying complex processes and fostering global connections through blockchain technology.

Our strategic partners include SBI Holdings, a leading Japanese financial services company that made an investment of US$17.5 million in us in 2018. Additional investments in our company include those from the major shareholder and chairman of Globe Union Industrial Corp (TPE: 9934) in 2017, the owner family of Howard Hotel Group in 2018, the National Development Fund, Executive Yuan of Taiwan in 2020, MaiCoin and the owner family of Taiwan Toyota (Hotai Motor Co., Ltd., TPE: 2207) in 2022, the Stellar Development Fund in 2023, Taiwan-based family funds and United Kingdom-based institutional investors in 2024.

Summary of Risk Factors

You should carefully consider all of the information in this prospectus before making an investment in the ADSs, especially the risks and uncertainties discussed under “Risk Factors,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Please find below a summary of the principal risks and uncertainties we face, organized under relevant headings. These risks are discussed more fully in “Risk Factors.”

Risks Related to Our Business and Industry and Our Operations

•

Our growth may not be sustainable and depends on our ability to retain existing customers and users, attract new customers and users and increase processed volumes and revenue from both new and existing customers and users.

•

If we do not continue to improve our operational, financial and other internal controls and systems to manage growth effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

•

Our success depends on our ability to develop products and services to address the rapid and significant technological changes and evolving markets in the business sectors we compete in. If we cannot keep pace with rapid technological developments to provide new and innovative products and services, our business could be materially and adversely affected.

•

Our current operations are international in scope, and we plan to further expand globally, which may subject us to significant challenges, uncertainties and risks, including increasing obligations to comply with the laws, rules, regulations and policies of a variety of jurisdictions.

•

We face substantial and increasingly intense competition worldwide, including in the global payments industry, and we may compete against unregulated or less-regulated companies and companies with greater financial and other resources.

•	We have a new business model and a short operating history in developing and rapidly evolving markets for our products and services, which makes it difficult to evaluate our future prospects.

•

We make selective investments in new products and services and enhancement to our existing products and services, including with respect to industries and areas or technologies with which we have little or no prior development or operating experience, which may not be successful and may not achieve expected returns.

•	Our pricing decisions may fail to generate expected results and may adversely affect our ability to attract new merchants and retain existing merchants.

•	Our strategy and focus on delivering high-quality, compliant, easy-to-use, and secure blockchain-related financial services may not maximize short-term or medium-term financial results.

•	Global and regional economic conditions may materially and adversely affect our business.

Risks Related to Our Financial Results

•	We have incurred operating losses in the past and we intend to continue to invest in our business. Thus, our ability to achieve or maintain profitability in the future is uncertain.

•

We may require additional capital to support our operations and the growth of our business, and we cannot be certain that financing will be available on reasonable terms when required, or at all, and our existing credit facility and our senior notes contain, and any future debt financing may contain, covenants that impact the operation of our business and pursuit of business opportunities.

•

A significant amount of our business and revenues is derived from a relatively small number of customers, and the loss of these customers, including a reduction in their transaction volume, could have an adverse effect on our business, operating results and financial condition.

•	The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

•	Our financial results may fluctuate significantly and periodically, which may make our period-to-period results volatile and our future performance difficult to predict.

•	Fluctuations in exchange rates could result in foreign currency exchange losses in our business.

•

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies on certain topics, including on digital assets.

Risks Related to Digital Assets and Stablecoin

•

The future development and growth of digital assets are subject to a variety of factors that are difficult to predict and evaluate. If the adoption and market acceptance of digital assets, in particular the stablecoin, does not grow as we expect, our business, operating results and financial condition could be adversely affected.

•

Due to unfamiliarity and some negative publicity associated with the blockchain economy, existing and potential customers may have less confidence in or be less receptive to our payment services utilizing stablecoin or wallet products for holding digital assets.

•

From time to time, we may encounter technical issues in connection with the integration of digital assets and changes and upgrades to their underlying networks, which could adversely affect our business.

•

We hold stablecoins and other digital assets for our business operations and are subject to the risks associated with such digital assets. While we currently hold a de minimis amount of stablecoins and other digital assets, we expect that the amount of stablecoins and other digital assets we hold will increase with the growth of our payment business in relation to the utilization of our stablecoin solutions.

•

Depositing and withdrawing digital assets into and from our products involve risks, which could result in loss of customer assets, customer disputes and other liabilities, which could adversely impact our business.

•

A particular digital asset, product or service’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty, and if we are unable to properly characterize a digital asset or product offering, we may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition.

Risks Related to Our Technology, Data Privacy and Intellectual Property

•

Business interruptions or systems failures, including any disruption in any of the blockchain networks we support, may impair the availability of our websites, applications, products or services, result in a loss of customers or funds or otherwise have an adverse effect on our business.

•

Our services must integrate with a variety of operating systems, software, hardware and web browsers. If we are unable to ensure that our services interoperate with such operating systems, hardware and web browsers, our business may be materially and adversely affected.

•

Our products and services may not function as intended due to errors in our software, hardware and systems, product defects, or due to security breaches or incidents or human error in administering these systems, which could materially and adversely affect our business.

•

We and our merchants, partners and others who use our services obtain and process a large amount of sensitive customer data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation, as well as have an adverse effect on our business.

•	Cyberattacks and security vulnerabilities could result in serious harm to our reputation, business and financial condition.

Risks Related to Laws and Regulations

•

We may not be able to obtain or maintain the relevant regulatory licenses, permissions or registrations to carry out our business in the various jurisdictions in which we operate, which may subject us to fines or penalties or force us to discontinue operations in such jurisdiction, any of which could have a material adverse effect on our business, financial condition and results of operations.

•	We are subject to AML, CTF and sanctions regulations, and failure to comply with these regulations may lead to administrative sanctions, criminal penalties and/or reputational damage.

•	We are subject to regulatory oversight and enforcement by authorities regulating financial services in the jurisdictions we operate, and subject to important obligations and restrictions.

•

We are subject to extensive regulations and supervision by the regulatory and law enforcement agencies regulating financial products and enforcing consumer protections laws, and changes in existing regulations or the implementation of future regulations may adversely affect our financial condition and results of operations.

•	We are subject to complex and evolving regulations and oversight related to data protection, privacy and information security.

•

Our provision of virtual currency-related services may be subject to a highly evolving regulatory landscape and any changes to laws or regulations could adversely affects our prospects or operations in this respect.

Risk Related to Third Parties

•

We have in the past, and may in the future, enter into partnerships, collaborations, joint ventures or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties, or if these third parties fail to deliver certain operational services, our business, operating results and financial condition could be adversely affected.

•

Providers of payment solutions, including us, depend on both direct and sponsored membership in payment networks and compliance with payment network rules, or relationships with sponsoring financial institutions to provide access to those networks. Changes to payment card networks or bank fees, rules or practices could harm our business.

Risks Related to Doing Business in Taiwan

•	Our Taiwan subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy the liquidity requirements.

•	Our Taiwan subsidiaries are subject to foreign exchange control imposed by Taiwan authorities, which may affect the paying dividends, repatriating the interest or making other payments to us.

Risks Related to the American Depositary Shares

•	The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to holders of our ADSs and could subject us to litigation.

•

Substantial future sales or perceived potential sales of our ADSs or other equity or equity-linked securities in the public market, including by our existing shareholders, could cause the price of our ADSs to decline significantly.

•	An active trading market for our ADSs on the Nasdaq might not be sustained and trading prices of our ADSs may fluctuate significantly.

•

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ADSs, the price of our ADSs could decline.

•	Our issuance of additional share capital in connection with financings, acquisitions, investments, equity incentive plans or otherwise will dilute all other shareholders.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 102(b)(1) of the Jumpstart Our Business Startups Act (the “JOBS Act”). As such, we are eligible for and intend to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002; (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements; and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

The Company will remain an emerging growth company under the JOBS Act until the earliest of: (1) the last day of the fiscal year (a) following the fifth anniversary of the date on which Class A Common Shares were offered in connection with this listing, (b) in which it has total annual gross revenues of at least US$1.235 billion, or (c) in which it is deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of its common shares that are held by non-affiliates exceeds US$700 million as of the end of the prior fiscal year’s second fiscal quarter; or (2) the date on which it has issued more than US$1.0 billion in non-convertible debt during the prior three-year period.

Implications of Being a Foreign Private Issuer

The Company is an exempted company limited by shares incorporated in 2011 under the laws of the Cayman Islands. We are a foreign private issuer within the meaning of the rules under the Exchange Act. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, the next determination will be made with respect to us on     . Even after we no longer qualify as an emerging growth company, for so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the selective disclosure rules by issuers of material non-public information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. We will publish our results on a semi-annual basis through press releases. The related financial results and material events through press releases will be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, our shareholders will receive less or different information about us than a shareholder of a U.S. domestic public company would receive.

The Company is a non-U.S. company with foreign private issuer status and plan to be listed on the Nasdaq. Nasdaq rules permit a foreign private issuer such as us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards.

We intend to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq applicable to U.S. domestic public companies. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Foreign private issuers, similar to emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we are no longer qualified as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither emerging growth companies nor foreign private issuers.

See “Risk Factors—Risks Related to the American Depositary Shares—As a foreign private issuer in the United States, we are exempt from certain U.S. proxy rules and disclosure requirements under the Exchange Act, which may afford less protection to holders of our ADSs than they would enjoy if we were a domestic U.S. company.” and “—As a foreign private issuer in the United States, we are permitted to, and will, rely on exemptions from certain Nasdaq corporate governance standards, which may afford less protection to holders of our ADSs.”

Implication of Being a Controlled Company

We will be a “controlled company,” as defined under the rules of the Nasdaq, since Darren Wang, our founder and CEO, will have [(i)  % of the total voting power of the Company, assuming the underwriters do not exercise their over-allotment option, or (ii)   % of the total voting power of the Company, assuming the underwriters exercise their over-allotment option in full]. For so long as we remain a controlled company under this definition, we are permitted to elect to rely, and currently intend to rely, on certain exemptions from corporate governance rules, including the exemption from the requirements that:

•	a majority of our board of directors consist of “independent directors” as defined under the rules of Nasdaq;

•	our director nominees be selected, or recommended for our board of directors’ selection, by a nominating/governance committee comprised solely of independent directors; and

•	the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors.

Conventions That Apply to This Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADRs” are to American depositary receipts that may evidence the ADSs of OBOOK Holdings Inc.;

•	“ADSs” are to American depositary shares, each of which represents Class A Common Shares of OBOOK Holdings Inc.;

•	“AML” are to anti-money laundering;

•	“APIs” are to application programming interfaces;

•	“B&B” are to bed and breakfast providers;

•	“B2B” are to transactions or business conducted between businesses;

•	“B2C” are to transactions or business conducted between businesses and consumers;

•	“C2C” are to transactions or business conducted between individuals;

•	“CAGR” are to compound annual growth rate;

•	“CEO” are to the chief executive officer of the Company;

•	“Class A Common Shares” are to the Class A common shares, par value US$0.001 per share of OBOOK Holdings Inc.;

•	“Class B Common Shares” are to the Class B common shares, par value US$0.001 per share of OBOOK Holdings Inc.;

•	“CTF” are to counter-terrorist financing;

•	“E-commerce” or “E-commerce platform” are to our business segment of e-commerce platform and services;

•	“EMEA” are to Europe, Middle East and Africa;

•	“EU” are to the European Union;

•	“EURC” are to a digital stablecoin managed by Circle and designed to track Euros in value;

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	“gas fees” are to transaction fees paid for executing transactions on a blockchain network, typically paid in the digital asset native to such blockchain network;

•	“GYEN” are to a digital stablecoin managed by GMO Trust and designed to track Japanese yen in value;

•	“Hospitality” or “Hospitality services” are to our business segment of hospitality products and services;

•	“IASB” are to the International Accounting Standards Board;

•	“IFRS” are to International Financial Reporting Standards as issued by IASB;

•	“MSBs” are to the money services businesses;

•	“MTLs” are to money transmitter licenses;

•	“NTD” and “NT$” are to New Taiwan dollars, the legal currency of the Republic of China;

•	“OTAs” are to online travel agencies;

•	“OwlPay” are to our platform for payment-related products and services, including OwlPay Wallet Pro and PayNow except when distinguished as required by the context;

•	“OwlPay Holdings” are to OWLPAY HOLDINGS PTE. LTD, a company incorporated under the laws of Singapore and a wholly-owned subsidiary of the Company;

•	“Payment” or “Payment services” are to our business segment of payment products and services;

•	“PayNow” are to PayNow Inc.;

•	“PMSs” are to property management systems;

•	“PSPs” are to payment service providers;

•	“SaaS” are to software-as-a-service;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“SMEs” are to the small- and medium-sized enterprises;

•

“stablecoins” are a type of digital asset designed to maintain a relative stable value by tracking the price of a reserve asset, typically a fiat currency like the U.S. dollar or a commodity like gold. A USD stablecoin is a specific type of stablecoin that tracks the value of the U.S. dollar on a one-to-one ratio and is backed by reserves of U.S. dollars or equivalent assets.

•

“wallet” are to a set of network addresses on certain blockchain networks, each of which network address is generated through a unique “public key” and “private key” pair; “hosted wallet” are to a wallet for which the complete private key is held by a third-party wallet service provider such as us and the private key cannot be exported by the user; “unhosted wallet” are to a wallet for which at least some portion of the private key is held directly by the user (without which no transactions could be initiated from the wallet) and the portion of private key held by a third-party wallet service provider such as us can be exported by the user at any time;

•	“we,” “us,” “our company,” “our,” “the Company,” “OwlTing” and “OwlTing Group” are to OBOOK Holdings Inc., and, except where the context otherwise requires, its subsidiaries;

•	“US$,” “U.S. dollars” and “$” are to the legal currency of the United States;

•	“USDC” are to USD Coin, a digital stablecoin managed by Circle and designed to track U.S. dollars in value; and

•	“ZUSD” are to a digital stablecoin managed by GMO Trust and designed to track U.S. dollars in value.

We own service marks and trade names for use in connection with the operations of our business, including, but not limited to, OwlTing Market, OwlNest, OwlJourney, OwlStay, OwlTing Experiences, OwlPay and OwlPay Wallet Pro. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may be listed with or without the ™ symbol, but we will assert, to the fullest extent under applicable law, our applicable rights in these trademarks, service marks and trade names.

THE OFFERING

Price per ADS	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs, each representing Class A Common Shares [(or ADSs if the underwriters exercise in full the over-allotment option).]

ADSs outstanding immediately after this offering	ADSs [(or ADSs if the underwriters exercise in full the over-allotment option).]

Common shares outstanding immediately after this offering	Class A Common Shares and Class B Common Shares [(or Class A Common Shares and Class B Common Shares if the underwriters exercise in full the over-allotment option).]

[Option to purchase additional ADSs]	[We have granted the underwriters the option to purchase up to additional ADSs representing Class A Common Shares, within 30 days of the date of this prospectus.]

The ADSs	The underwriters will deliver our Class A Common Shares in the form of ADSs. Each ADS may be evidenced by an ADR.

As an ADS holder, you will not treated as one of our shareholders. The depositary, , will be the holder of the Class A Common Shares underlying your ADSs. You will have rights as provided in the deposit agreement. You may surrender your ADSs and withdraw the underlying Class A Common Shares as provided, and pursuant to, the limitations set forth in the deposit agreement. The depositary will charge you fees for, among other acts, any such surrender for the purpose of withdrawal. In certain limited instances described in the deposit agreement, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect. To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is an exhibit to the registration statement of which this prospectus forms a part.

Depositary

Custodian

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately US$ million, assuming an initial public offering price of US$ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated expenses of the offering that are payable by us.

We anticipate using the net proceeds of this offering for growth of our payment business and expansion of our payment business into new markets, redemption of Class A Preferred Shares and general corporate purposes, including working capital needs.

See “Use of Proceeds” for more information.

Dividend policy	We have not paid any dividends on our Class A Common Shares since our inception, and we currently intend to retain any future earnings to further finance the growth and development of our business. Therefore, we do not anticipate that we will declare or pay any cash dividends in the foreseeable future. Except as required by law, any future determination to pay cash dividends will be at the discretion of the Company’s board of directors and will be dependent upon our financial condition, results of operations, capital requirements, and other factors the Company’s board of directors deem relevant. See “Dividend Policy.”

Lock-up agreements	[We, our officers and directors and our existing shareholders] have agreed with the underwriters not to sell, transfer or dispose of any ADSs, Class A Common Shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

Payment and settlement	The underwriters expect to deliver the ADSs against payment on , 2025, through the facilities of the Depositary Trust Company (“DTC”).

Listing	We intend to apply to list our ADSs on the Nasdaq under the symbol “OWLS.”

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	an initial public offering price of US$ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	no exercise by the underwriters of their option to purchase additional ADSs in this offering.

SUMMARY OF CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

The following summary of consolidated statement of profit or loss and other comprehensive income (loss) data for the years ended December 31, 2022 and 2023, summary of consolidated statement of financial position data as of December 31, 2022 and 2023 and summary of consolidated statement of cash flow data for the years ended December 31, 2022 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary of consolidated statements of profit or loss and other comprehensive income (loss) data for the nine months ended September 30, 2023 and 2024, summary of consolidated statement of financial position data as of September 30, 2024, and summary of consolidated statement of cash flow data for the nine months ended September 30, 2023 and 2024 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, and have been prepared on the same basis as our audited consolidated financial statements.

Our consolidated financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”), and include the accounts and operations of the Company and all of the entities in which the Company has a controlling financial interest and are presented in U.S. dollars. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following is a summary of our business operations:

Overview of Business Segments

Our business operations consist of the main business segments, including:

Payment services. We offer payment services through our product OwlPay, which includes our operations in: (i) payment gateway services, enabled by our acquisition of PayNow, which offers payment collection functionality to businesses and proprietors to receive consumer payments; and (ii) payment platform services that support multiple payout settlement routes in fiat currency or stablecoin. Our business model depends on attracting business customers and individual customers to use our payment-related products and services, for which we charge fixed-amount, per-transaction handling fees and/or percentage-based transaction fees (e.g., for foreign exchange conversion and conversion between stablecoin and fiat currency). Our payment services helped process over US$200 million in GPV (as defined below) in 2023 and registered over 3,500 Active Accounts (as defined below) as of September 30, 2024. As of September 30, 2024, the transactions we helped process had been substantially conducted via fiat currency, and we are further rolling out and expanding our payment platform services with other settlement routes including via stablecoin.

Hospitality services, including software services and platform services. Our hospitality-related software services are through OwlNest, a PMS for hoteliers, and our hospitality-related platform services are through OwlJourney and OwlTing Experiences, which are OTA platforms for hoteliers and local tour guides, and OwlStay, our self-branded offline platform service providing accommodation to travelers. Success of our OwlNest business depends on our ability to attract hospitality providers to use our software services, for which we charge periodic subscription fees or commissions on transactions. The number of OwlNest Subscribers (as defined below), which tracks the hospitality providers using OwlNest, reached more than 2,500, as of September 30, 2024, increasing from just over 1,800, as of December 31, 2022. OwlNest recorded an Annual Recurring Revenue (as defined below) of US$865,097 from its PMS subscriptions as of September 30, 2024, a

34% increase from that as of September 30, 2023, and achieved a Dollar-Based Net Retention Rate (as defined below) of 102% as of September 30, 2024. Additionally, for clients using the OwlNest platform as their booking engine, we also provide the optional payment processing service to help clients collect room fees on their behalf and disburse the collected funds.

E-commerce platform. Our e-commerce platform, OwlTing Market, focuses on sales of agricultural products. Our business model involves sourcing from local producers in Taiwan and connecting these local producers with international customers through our platform.

In 2023, we generated revenue of US$6.4 million, reflecting a 70% increase compared to 2022. Revenue for the nine months ended September 30, 2024, increased to US$5.6 million, up from US$4.7 million for the same period in 2023. Such growth across both periods was primarily driven by the enhanced performance of our payment services, attributed to the acquisition of the payment gateway company, PayNow, in May 2023. Our net operating loss in 2023 decreased to US$6.8 million from US$8.0 million in 2022, primarily due to the revenue contribution from the payment services brought in through acquisition. Our net operating loss for the nine months ended September 30, 2024 increased to US$6.2 million from US$5.0 million for the same period in

2023, primarily driven by increased operating expenses from higher professional service fees related to preparation for this initial public offering and ongoing payment-related license applications.

Key recent developments

In 2023, we acquired PayNow, a payment gateway company in Taiwan, for a total cash consideration of US$2.1 million, in order to further supplement our payment services offerings. Since the acquisition, we have been integrating the payment gateway capability within our payment services OwlPay, allowing for a one-stop full-services payment solutions for our customers.

Financial Highlights

The following table presents our summary consolidated statement of profit or loss and other comprehensive income (loss) data for the years ended December 31, 2022 and 2023 and for the nine months ended September 30, 2023 and 2024 respectively:

	For the year ended December 31,					For the nine months ended September 30,
	2022		2023			2023		2024
	US$’000	% of total	US$’000	% of total	% of change	US$’000	% of total	US$’000	% of total	% of change
Revenue	3,771	100.0	6,399	100.0	69.7	4,677	100.0	5,594	100.0	19.6
Costs of revenue	(3,486)	(92.4)	(5,130)	(80.2)	47.2	(3,872)	(82.8)	(4,805)	(85.9)	24.1

Gross profit	285	7.6	1,269	19.8	345.3	805	17.2	789	14.1	(1.9)

Operating expenses:
Marketing and sales	(2,874)	(76.2)	(2,456)	(38.3)	(14.5)	(1,879)	(40.1)	(1,848)	(33.0)	(1.6)
General and administrative	(3,018)	(80.0)	(3,361)	(52.5)	11.4	(2,329)	(49.8)	(3,286)	(58.7)	41.1
Research and development	(2,415)	(64.1)	(2,231)	(34.9)	(7.6)	(1,627)	(34.8)	(1,855)	(33.2)	14.0

Total operating expenses	(8,307)	(220.3)	(8,048)	(125.7)	(3.1)	(5,835)	(124.7)	(6,989)	(124.9)	19.8

Net operating loss	(8,022)	(212.7)	(6,779)	(105.9)	(15.5)	(5,030)	(107.5)	(6,200)	(110.8)	23.3

	For the year ended December 31,					For the nine months ended September 30,
	2022		2023			2023		2024
	US$’000	% of total	US$’000	% of total	% of change	US$’000	% of total	US$’000	% of total	% of change
Non-operating income and expense:
Interest income	4	0.1	96	1.5	2,300.0	52	1.1	35	0.6	(32.7)
Foreign currency exchange gains	39	1.0	88	1.4	125.6	21	0.4	39	0.7	85.7
Foreign currency exchange losses	(1,059)	(28.1)	(16)	(0.3)	(98.5)	(640)	(13.7)	(344)	(6.1)	46.2
Loss on financial liabilities at fair value through profit or loss	(64)	(1.7)	(144)	(2.2)	125.0	(83)	(1.8)	(259)	(4.6)	212
Loss on extension of preference share liabilities	—	—	(26)	(0.4)	—	(26)	(0.5)	—	—	—
Other losses	(1)	n.m.	(24)	(0.4)	n.m.	(19)	(0.4)	(9)	(0.2)	(52.6)
Other income	179	4.7	154	2.4	(14.4)	100	2.1	61	1.1	(39.0)
Finance costs	(133)	(3.5)	(137)	(2.1)	3.0	(105)	(2.2)	(103)	(1.9)	(1.9)

Total non-operating income and expenses	(1,035)	(27.5)	(9)	(0.1)	(99.1)	(700)	(15.0)	(580)	(10.4)	(17.1)

Loss before tax	(9,057)	(240.2)	(6,788)	(106.0)	(25.1)	(5,730)	(122.5)	(6,780)	(121.2)	18.3

Income tax benefit	—	—	7	0.1	—	9	0.2	8	0.1	(11.1)

Net loss	(9,057)	(240.2)	(6,781)	(105.9)	(25.1)	(5,721)	(122.3)	(6,772)	(121.1)	18.4

Other comprehensive income (loss):
Components of other comprehensive income (loss) that will be reclassified to profit or loss:
Exchange differences on translation of foreign financial statements	1,889	50.1	(53)	(0.8)	(102.8)	847	18.1	428	7.7	(49.5)
Income tax related to components of other comprehensive income (loss) that will be reclassified to profit or loss	—	—	—	—	—	—	—	—	—	—

Components of other comprehensive income (loss) that will be reclassified to loss	1,889	50.1	(53)	(0.8)	(102.8)	847	18.1	428	7.7	(49.5)

Other comprehensive income (loss)	1,889	50.1	(53)	(0.8)	(102.8)	847	18.1	428	7.7	(49.5)

Total comprehensive loss	(7,168)	(190.1)	(6,834)	(106.7)	(4.7)	(4,874)	(104.2)	(6,344)	(113.4)	(30.2)

“n.m.” means not meaningful.

The following table presents our summary consolidated statement of financial position data as of the dates indicated:

	As of December 31,		As of September 30,
	2022	2023	2024
	(US$ in thousands)
Summary consolidated statement of financial position data:
Cash and restricted cash	2,581	7,997	10,077
Notes receivable and accounts receivable	618	357	321
Other receivables due from related parties	17	17	—
Other current financial assets	—	4,870	4,064

Total current assets	3,591	13,950	16,758

Total assets	5,454	16,029	23,337

Accounts payable	1,181	1,804	1,475
Other payables to related parties	2,175	1,965	1,754
Current Contract liabilities	1,270	1,268	1,851
Other current liabilities – receipts under custody	2,828	10,404	10,731

Total current liabilities	11,773	18,394	20,182

Non-current financial liabilities at fair value through profit or loss	1,434	1,707	—

Total non-current liabilities	2,970	4,016	6,843

Total liabilities	14,743	22,410	27,025

Total Equity	(9,289)	(6,381)	(3,688)

Total liabilities and equity	5,454	16,029	23,337

The following table presents our summary consolidated statements of cash flow data for the years ended December 31, 2022 and 2023 and for the nine months ended September 30, 2023 and 2024 respectively:

	For the year ended December 31,		For the nine months ended September 30,
	2022	2023	2023	2024
	(US$ in thousands)
Net cash flows used in operating activities	(8,130)	(5,415)	(5,276)	(5,851)
Net cash flows from (used in) investing activities	6,442	3,346	3,406	(387)
Net cash flows from financing activities	351	7,516	5,730	7,905
Effect of exchange rate changes on cash and restricted cash	2,096	(31)	873	413

Net increase in cash and restricted cash	759	5,416	4,733	2,080
Cash and restricted cash at beginning of period	1,822	2,581	2,581	7,997

Cash and restricted cash at end of period	2,581	7,997	7,314	10,077

RISK FACTORS

An investment in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before deciding to invest in our ADSs. Additional risks not known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ADSs could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Industry and Our Operations

Our growth may not be sustainable and depends on our ability to retain existing customers and users, attract new customers and users and increase processed volumes and revenue from both new and existing customers and users.

While we have recorded growth in the past five years, there is no assurance that our rate of growth would necessarily continue, or that we would continue to grow at all. Additionally, our rate of revenue and gross profit growth may vary among our business segments. For example, our Hospitality segment has grown at a faster rate than our other business segments since the launch of OwlNest. The growth of our business depends on our ability to retain existing customers, attract new customers, and encourage our existing and/or new customers to expand their engagement with our products and services. To do so, we must continue to offer leading technologies and ensure that our products and services are secure, reliable and engaging. We must also expand our products and services, and offer competitive rates and prices in an increasingly crowded and price-sensitive market. There is no assurance that we will be able to continue to do so, that we will be able to retain our current customers or attract new customers, or keep our customers engaged. If our growth slows or stops, our business performance may be materially and adversely affected.

Our customers, including business customers, have no obligation to continue using our services, and we cannot assure you that they will. Our standard contracts with business customers provide for a termination clause, which generally allows business customers to terminate their contracts at any time or following a limited notice period, and our individual customers may terminate the use of our products and services at any time and freely switch to other payment service providers.

Our customers’ activity with us may decrease for a variety of reasons, including their level of satisfaction with our products and services, the effectiveness of our support services, the pricing and quality of our products and services in comparison with competing products or services, the effects of global economic conditions, or reductions in the aggregate spending of our customers or shoppers with our business customers. Furthermore, in connection with our payment products and services, the complexity and costs associated with switching transaction volume to a competitor may not be significant enough to prevent our customers from switching payment service providers, especially for larger merchants who commonly engage multiple service providers at any one time. Any failure on our part to retain existing customers, attract new customers, and increase revenue from both new and existing customers could materially and adversely affect our business, financial condition, results of operations and prospects.

If we do not continue to improve our operational, financial and other internal controls and systems to manage growth effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our historical growth has come in waves and driven by our rollout of additional products or services. In particular, our business has grown, and may continue to grow, in connection with our recent investment and business focus on our Payment segment. Since the launch of OwlPay in 2023, we have expanded our business footprint into the United States, Japan and Singapore and grown our team to nearly 10 full-time employees in these regions, and cooperated with local counsels. Our business may become increasingly complex as we grow and will continue exerting substantial demands on our management. In order to facilitate effective growth development, we must continually improve our existing infrastructure and operational procedures, bolster our internal controls and reporting systems, and take steps to address any potential issues in a timely and accurate manner. There could no assurance that our existing resources would meet the demand of our continued growth. If we do not adapt to meet these evolving challenges, or if our team does not effectively manage our growth, our ability to compete and achieve our business objectives could be impaired.

As we work towards expanding into additional jurisdictions, we could experience ongoing operating difficulties in managing our business, including the difficulties in adapting to the market demands and business operations models in local markets, as well as in hiring, training, and managing a diverse and growing employee base. Our continued growth could increase the challenges associated with preserving our company’s core values, strategies and goals, and effectively communicating these principles to our employees across the world. Failure to preserve our company culture with growth could harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Our growth could also heighten the challenges involved in improving internal controls and procedures for financial reporting and accounting systems. Any failure of our internal controls could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results in compliance with applicable regulations, including the financial statements provided herein. There could also be errors, omissions or fraud that our systems and processes fail to prevent or detect. In connection with our growth, we may experience heightened challenges to maintain and improve our internal controls and procedures, as well as higher related expenses such as fees to professional parties. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and results of operations.

We may also incur significant expenditures to successfully implement our growth strategy, and there could be no assurance that our increased investment and expenditures would result in corresponding revenue growth.

Our success depends on our ability to develop products and services to address the rapid and significant technological changes and evolving markets in the business sectors we compete in. If we cannot keep pace with rapid technological developments to provide new and innovative products and services, our business could be materially and adversely affected.

We expect that new services and rapid, significant technological change applicable to the industries in which we operate, including payment, hospitality, e-commerce and blockchain services will continue emerging and developing. New services and technologies, offered by existing, new and/or yet unknown competitors or other market players may be superior to, cheaper than, impair or render obsolete our current products, services and technologies. Our success will depend on our ability to develop new technologies and to adapt to technological changes and evolving industry standards. For example, OwlNest, our hospitality solution of PMS, enables hoteliers to efficiently connect with OTAs, enhance their visibility in various online platforms and streamline their operations. If we cannot provide enhancements and new features that achieve market acceptance or that keep pace with rapid technological developments and evolving industry standards, our business, financial condition, results of our operations and prospects could be materially and adversely affected.

Incorporating new technologies into our products and services may require substantial expenditures and take considerable time, and we may not be successful in realizing a return on these development efforts in a timely manner or at all. There is no assurance that any new products or services that we develop and offer to our customers will achieve market acceptance or success. Furthermore, our ability to develop new products and services, in particular with respect to our payment products and services, may be inhibited by industry-wide standards, including standards followed by financial institutions and payment networks, laws and regulations, resistance to change from our customers or their payment counterparties, or third parties’ intellectual property rights.

Our success of enhancements, new features and products and services depends on several factors, including the timely completion, introduction and market acceptance of the enhancements or new features or services. We depend not only on our own initiatives and innovations, but also on third parties, for the development of and access to new technologies. Failure to accurately predict or respond effectively to industry developments may materially and adversely affect our business, financial condition, results of operations and prospects.

Our current operations are international in scope, and we plan to further expand globally, which may subject us to significant challenges, uncertainties and risks, including increasing obligations to comply with the laws, rules, regulations and policies of a variety of jurisdictions.

We offer our services and products in multiple markets, including Taiwan, Japan, the United States, Hong Kong, Singapore, Malaysia and Thailand, and we plan to further expand our business internationally. Our operations and expansion, in both our existing and new global markets, will require additional resources and new or expanded controls and may take considerable time. We may not be successful in entering into these new markets, or we may not be successful enough in these new markets to recoup our investments in a timely manner or at all. Such expansion, and the ongoing operation of our global business, subject our business to substantial risks, including:

•	local regulatory, licensing, reporting and legal obligations;

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costs and challenges associated with operating in markets in which we may have limited or no experience, including effectively localizing our products and services and adapting them to local preferences;

•	increased competition from competing entities who have strong, established positions in particular markets;

•

difficulties in receiving payments from different geographies, including difficulties associated with exchange rate fluctuations, transfer of funds, longer cycles for payment and collecting accounts receivable, especially in emerging markets;

•

difficulties in developing, staffing and simultaneously managing foreign operations due to distance, language and cultural differences and in light of varying laws, regulations and customs; difficulties in recruiting and retaining qualified employees and maintaining our company culture;

•	more stringent regulations relating to privacy and data security and the unauthorized use of, or access to, commercial and personal information;

•	profit repatriation restrictions;

•	potential tariffs, sanctions, fines, or other trade barriers or restrictions, or import or export regulations;

•	compliance with U.S. and foreign anti-bribery, anti-corruption, sanctions, AML and CTF laws and regulations;

•	the interpretation and application of laws of multiple jurisdictions;

•	exposure to different tax jurisdictions and potential adverse tax consequences; and

•	national or regional political, economic, or social instability and geo-political tensions.

If we are unable to successfully manage the complexity of our international operations and deal with associated challenges and risks, our business, financial condition and results of operations could be adversely affected.

Our international operations also may heighten many of the other risks described in this “Risk Factors” section. Any violations of the complex laws, rules and regulations that may apply to our international operations may result in lawsuits, enforcement actions, criminal actions, or sanctions against us and our directors, officers and employees; prohibit or require us to change our business practices; and damage our reputation. Although we have implemented policies and procedures designed to promote compliance with these laws, there can be no assurance that our employees, contractors or agents will not violate our policies. Laws in various jurisdictions regulating financial services, the internet, mobile technologies, crypto and related technologies are rapidly evolving, extensive and often impose different, more specific or even conflicting obligations on us, as well as broader liability. In addition, we are required to comply with laws and regulations related to economic sanctions and export controls, AML and CTF. We have maintained compliance programs to meet the various legal requirements in the jurisdictions in which we operate, but there can be no guarantee that our compliance programs will be sufficient in preventing any violations of laws and regulations in such jurisdictions. These risks are inherent in our international operations, may increase our costs of doing business internationally and could materially and adversely affect our business.

Regulations of the blockchain economy continue to evolve and develop in many jurisdictions in which we operate. New developments in one jurisdiction may be extended to additional services and other jurisdictions, which may magnify regulatory risks in affecting our business in another place or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services and other aspects of our business with the same effect. The complexity of international regulatory and enforcement regimes, coupled with the international, cross-border nature of our operations and the evolving global regulatory environment, could also result in a single event prompting overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brand and business, and adversely affect our operating results and financial condition.

We face substantial and increasingly intense competition worldwide, including in the global payments industry, and we may compete against unregulated or less-regulated companies and companies with greater financial and other resources.

We operate in markets characterized by vigorous competition. Many of the areas in which we compete are rapidly evolving with innovative and disruptive technologies, shifting user preferences and needs, price sensitivity of merchants and consumers, and frequent introductions of new products and services. Competition may also intensify as existing and new competitors introduce new products and services or enhance existing products and services, new competitors emerge, competitors enter into business combinations and partnerships, and established companies in other sectors expand to become competitive with various aspects of our business. If we are unable to differentiate our products and services from those of our competitors, drive value for our customers, or effectively and efficiently align our resources with our goals and objectives, we may not be able to compete effectively.

The global payments industry, including its intersection with blockchain economy, is highly competitive, dynamic, innovative and increasingly subject to uncertain and evolving regulatory requirements. Our competitors in the payment services may include incumbent payment service providers and financial institutions and their joint ventures, as well as non-traditional payment processors and other parties entering the digital payments industry. Companies not traditionally associated with the payments industry have introduced products or services that are or may become competitive with our business. The hospitality industry is also intensely competitive, and our hospitality services compete with both established and emerging online and traditional providers of travel-related services, including OTAs, hospitality property management service providers and travel products and experiences suppliers.

Many of our competitors have greater financial resources and substantially larger customer bases than we do, which may provide them with significant competitive advantages. Our competitors may devote greater resources to the development, promotion, and sale of products and services, and/or offer lower prices or more effectively offer their own innovative programs, products and services, all of which could adversely impact our growth. We often enter into partnerships with other businesses that are important to our business, while there can be no assurance that we will be able to continue establishing, cultivating or maintaining these partner relationships given the competitive landscape.

Certain competitors have long-standing exclusive, or nearly exclusive, relationships with their customers with products and services that compete with what we offer. These relationships can make it difficult or cost-prohibitive for us to expand our customer base and conduct material amounts of business with certain customers. Competing services tied to established brands may also engender greater confidence in the security and efficacy of their services.

We may also face pricing pressures from competitors. Some competitors may offer lower prices by cross-subsidizing certain services that we also provide through other products they offer. Such competition may result in the need for us to alter our pricing and could reduce our gross profit. Also, our customers may demand more customized and favorable pricing from us, and competitive pressures may require us to agree to such pricing, reducing our gross profit.

Some of our competitors, in particular those competing with our digital wallet product, may also be subject to less burdensome licensing, capital, liquidity and other regulatory requirements. These less-regulated competitors may offer lower prices or be more agile in adapting to trends and developing new products and services, including supporting a greater number of digital assets on their payments and wallet products. If we were unable to offer popular products and services, including products and services that our unregulated or less-regulated competitors are able to offer to a group that includes many of our customers, which may adversely impact our business, financial condition and results of operations.

We have a new business model and a short operating history in developing and rapidly evolving markets for our products and services, which makes it difficult to evaluate our future prospects.

We established an e-commerce platform in 2014 and further expanded into the hospitality sector in 2018 and the payment and fintech industry in 2023. Our limited and evolving operating history makes it difficult to effectively evaluate our future prospects or forecast our future results. As we compete in multiple developing and rapidly evolving sectors, we face substantial uncertainty concerning how these sectors may develop, as well as our ability to develop or implement additional strategic initiatives and enhancements to our products and services, to successfully expand our operations and enhance the value of our brand across industries and internationally, to maintain and strengthen our competitive edge on key products and services and to maintain a reliable, secure, high-performance and scalable technology infrastructure.

We make selective investments in new products and services and enhancement to our existing products and services, including with respect to industries and areas or technologies with which we have little or no prior development or operating experience, which may not be successful and may not achieve expected returns.

Our ability to grow and expand our business depends on selectively developing and investing in new products and services, as well as enhancing our existing products and services, both internally and through acquisitions. For example, after we launched OwlTing Market, an e-commerce platform for local Taiwanese businesses and farmers in 2014, we introduced in 2018 OwlNest, a hospitality property management service platform, expanded into payment services in 2023 with the launch of OwlPay, and further supplemented our payment gateway services with the acquisition of PayNow in 2023.

We may potentially introduce significant changes to our existing products and services or develop and introduce new and unproven products and services, including relating to areas or technologies with which we have little or no prior development or operating experience, which may adversely affect our chance to successfully develop and market these products and services. We may incur substantial costs and may not be successful in generating profits from these efforts. Any new features may also cause technical issues that diminish the performance or attractiveness of our products and services, resulting in our failure to attract or retain customers in both the short term and long term. In addition, the introduction of new products and services, or changes to existing products and services, could result in new or enhanced governmental or regulatory scrutiny, litigation or other complications that could adversely affect our reputation, business and operating results.

Our pricing decisions may fail to generate expected results and may adversely affect our ability to attract new merchants and retain existing merchants.

Our business and financial performance may depend on our decisions as to the pricing of our various products and services across our business segments. Our pricing models are subject to changes from time to time, and such changes may not yield expected benefits to our business and financial results and could also negatively affect the willingness of our customers to use our products and services. If our pricing models are not optimal, it may adversely affect our profitability. Moreover, our customers may be sensitive to changes in our pricing models compared to prices offered by our competitors. As a result, our pricing decisions may result in loss of market share and in the future we may be required to reduce our prices, which could adversely affect our revenue, gross profit, profitability, financial position and cash flows.

Our strategy and focus on delivering high-quality, compliant, easy-to-use, and secure blockchain-related financial services may not maximize short-term or medium-term financial results.

Our business strategy includes taking actions that we believe are in the best interests of our customers and our own long-term business interest, but may not necessarily maximize short- or medium-term results. These actions could include expending significant managerial, technical and legal efforts on complying with laws and regulations that apply to our products and services and ensuring the security of our products. We also focus on creating long-term customer engagement through developing new, innovative products and technologies. These decisions may not be consistent with the short-term and medium-term expectations of our stockholders and may not produce the expected long-term benefits, which could adversely affect our business, operating results and financial condition, both in the short term and potentially in the long term as well.

Global and regional economic conditions may materially and adversely affect our business.

Our operations and performance depend on global and regional economic conditions. Adverse global and regional economic conditions such as turmoil affecting the banking system or financial markets, including, but not limited to, tightening credit markets, extreme volatility or distress in the financial markets (including the fixed income, credit, currency, equity and commodity markets), higher interest rates, higher unemployment, high consumer debt levels, recessionary or inflationary pressures, supply chain issues, reduced consumer confidence or economic activity, government fiscal, monetary and tax policies, local and international trade relationships, agreements, treaties, tariffs and restrictive actions, government austerity programs, and other negative financial news or macroeconomic developments could have a material adverse impact on us. We could suffer weakened demand for our products and services, including without limitation a reduction in the volume and size of transactions we process and a reduction in consumer activity and spending with hospitality sector customers that we serve. Many of our business customers are small- and medium-sized businesses, who are often disproportionately adversely affected by economic downturns and may fail at a higher rate than larger or more established businesses. Small businesses frequently have limited budgets and limited access to capital, and they may choose to allocate their spending to items other than our products and services, especially in times of economic uncertainty or in recessions. In particular, our payment products and services focus on cross-border payments, whose volume is closely tied to global and regional economic conditions. At the time of adverse global or regional economic conditions, the cross-border payments volume that we process, as well as the overall market demand for cross-border payment, may suffer disproportionately and our financial and operating results could be adversely affected. See “—Any factors that reduce cross-border trade or make such trade more difficult could harm our business.” Additionally, any inability to access the capital markets when needed due to volatility or illiquidity in the markets or increased regulatory liquidity and capital requirements may strain our liquidity position. Global or regional economic conditions may also expose us to fluctuations in foreign currency exchange rates or interest rates that could materially and adversely affect our financial results.

The successful operation of our business depends upon the performance, reliability and security of the Internet infrastructure in markets in which we operate or are expanding our operations.

Our business depends on the performance, reliability and security of the Internet infrastructure in countries in which we operate or are expanding our operations and the general public’s ability to access the Internet and continued willingness to use the Internet as a means to pay for purchases, book for hospitality experiences, hold and settle funds and conduct other commercial transactions, including through mobile devices. In certain existing or prospective regional markets for us, the current state of the Internet infrastructure remains less developed and may not be able to provide the necessary bandwidth or reliable access to the Internet, which could interfere with the speed and availability of our products and services. If our target customer base becomes unable, unwilling or less willing to use the Internet for commerce for any reason, including lack of high-speed access or Internet outages, disruptions or other damage to their technology systems, increases in the cost of accessing the Internet or security and privacy risks or the perception of such risks, our business could be adversely affected.

An occurrence of a widespread health epidemic or other outbreaks or natural disasters could have a material adverse effect on our business, financial condition and results of operations.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, business, operating results and financial condition, either directly or indirectly through disruption to and adverse effects on international commerce and the global economy. Our business operations could be materially and adversely affected by natural disasters, such as earthquakes, snowstorms, storm surges, floods, fires, droughts and other extreme weather events and other effects of climate change; the outbreak of a widespread health epidemic or pandemic, such as ones involving COVID-19, swine flu, avian influenza, severe acute respiratory syndrome, Ebola and Zika; or other events, such as wars, acts of terrorism, geo-political unrest, power shortages or communication interruptions. We may be unable to continue our operations and may endure lengthy system interruptions, reputational harm, delays in development of our products and services, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results. To the extent natural disasters or other catastrophic events concurrently impact data centers we rely on, customers may experience significant delays in withdrawing funds or, in the extreme scenarios, we may suffer loss of customer funds. See “—We may hold a substantial amount of funds belonging to our customers at any given time. If we are unable, or perceived as unable, to effectively manage our customers’ fiat currencies and digital assets, our business could be harmed.”

Any factors that reduce cross-border trade or make such trade more difficult could harm our business.

Cross-border trade is a key component of the transaction volume processed with our payment products and services and a critical source of revenues and profits. Our payment products and services are designed to provide integrated, easy-to-use payments processing across multiple jurisdictions. Our payment services target individual and business customers with needs for cross-border payments, including, for example, individuals working abroad sending remittances home, or business customers making payments to their supply chains members located overseas. Cross-border transactions also typically offer higher revenues and operating income than domestic transactions that could better contribute towards our profitability.

For our payment services business, we charge fixed-amount, per-transaction handling fees and/or percentage-based transaction fees. Our revenue from the payment services is largely based on the total transaction volume processed via our services. Our cross-border payments transaction volume depends on the level of cross-border trade activity. Cross-border trade may be negatively impacted by various factors including foreign currency exchange rate fluctuations, tariffs, trade barriers or restrictions, sanctions, import or export controls, geopolitical tensions and varying interpretation and application of laws of multiple jurisdictions relating to cross-border trade and foreign exchange. Any factor that raises the costs of cross-border trade for us or our customers or that restricts, delays, or makes cross-border trade more difficult or impractical could reduce our cross-border transactions and volume, negatively impacting our revenues and profits and harming our business.

Failure to deal effectively with fraud, abusive behaviors, bad transactions and negative customer experiences may increase our loss rate and could negatively impact our business and severely diminish merchant and consumer confidence in and use of our services.

We offer payments and other products and services to a large number of customers and may be subject to fraud, abusive behaviors or illegal transactions. Third parties may continue attempting to abuse access to and misuse our payment services to commit fraud by, among other things, creating fake accounts using stolen or synthetic identities or personal information, making transactions with stolen financial instruments, abusing or misusing our services to seek financial gain, or fraudulently inducing our customers to engage in fraudulent transactions or conducting fraudulent or illegal sales of goods or services. These schemes or fraud attacks may be difficult to detect and may be deployed at a volume that would not be possible in physical transactions. Various evolving fraud schemes and misuse of our payment products and services could result in significant costs and liabilities on our part, require a change in our business practices, cause us to incur significant remediation costs, lead to diminished customer confidence in, or decreased use of, our products and services, harm our reputation and brands, divert the attention of management from business operations and require us to pay substantial compensation or contractual penalties to our customers and their payment counterparties as a result of losses or claims.

Our risk management policies, procedures, techniques and processes may not be sufficient to identify all of the risks to which we are exposed, particularly given the novel and rapidly changing forms of fraud or activity, to enable us to prevent or mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. Our risk management and compliance processes may face significant demands as we expand our regional and products and services footprint and our business becomes more complex. When we introduce new products or services, expand existing services, including online payment acceptance and expanded payments options, focus on new business areas or begin to operate in markets where we have a limited history of fraud loss, we may be less able to forecast and carry appropriate reserves on our books for those losses. We will need to continue developing, improving, and making investments into our risk management infrastructure, techniques and processes, and there could be no assurance that such development and improvement will be sufficient to meet our evolving demands.

We could incur significant losses from fraudulent or erroneous transactions and situations where funding instruments used for legitimate transactions are closed or do not have adequate funds to satisfy payments, or the payment is mistakenly initiated to an unintended recipient. Any of our efforts to recover transaction losses may be insufficient to compensate for all losses. Payers using our payment products and services may have reimbursement rights from their payment card issuer, which in turn will seek recovery from us. Excessive losses incurred by us related to payment card transactions could cost us the ability to accept payment cards for payment, which would negatively impact our business. Failure to effectively monitor and evaluate any of our merchants that experience bankruptcy, insolvency, business failure or other business interruption may also result in losses in our payments processing operations.

Use of our payment services for illegal activities or improper purposes could harm our business.

Our products and services, in particular our payments and wallet services, may potentially be used for illegal activities or improper purposes, including money laundering, terrorist financing, sanctions evasion, corruption, illegal online gambling, fraudulent sales of goods or services, illegal telemarketing activities, illegal sales of prescription medications or controlled substances, piracy of software, movies, music and other copyrighted, trademarked or digital goods, bank fraud, child pornography, human trafficking, prohibited sales of alcoholic beverages or tobacco products, securities fraud, pyramid or Ponzi schemes, or the facilitation of other illegal or improper activity. Further, certain activity that may be legal in one jurisdiction may be illegal in another jurisdiction, and a merchant may be found responsible for intentionally or inadvertently importing or exporting illegal goods, resulting in liability for us. We could also become targets for owners of intellectual property rights or government authorities that seek to bring legal action against providers of payment services who are tangentially involved in selling infringing or allegedly infringing items.

Any illegal or improper uses of our payment products and services or failure on our part to detect or prevent illegal or improper activity by our customers may subject us to claims, individual and class action lawsuits and government and regulatory requests, inquiries or investigations that could result in liability, restrict our operations, impose additional restrictions or limitations on our business or require us to change our business practices, harm our reputation, increase our costs and negatively impact our business. In particular, we are subject to laws aimed at preventing money laundering, corruption, sanctions evasion and the financing of terrorism across the various jurisdictions in which we operate, and the relevant regulatory landscape is complex and constantly evolving. While our risk management and compliance framework contains measures to prevent and detect illegal activities that may occur using our payment services, these measures may not be effective in detecting and preventing illegal activity or improper uses. We may also incur substantial monitoring and compliance costs in implementing as well as continuously improving these measures.

Certain of our services involve transfers or holding of, or require intermediary exchanges with and into, digital assets, including stablecoins. While fiat currencies can be used to facilitate illegal activities, digital assets, including stablecoins, are relatively new and, in many jurisdictions, may be lightly regulated or largely unregulated. Certain digital assets have characteristics such as the speed with which digital asset transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain digital asset transactions, and encryption technology that anonymizes these transactions, which may make digital assets susceptible to use in illegal activity. Furthermore, the perception that digital assets are susceptible to use in illegal activity may motivate further intensified regulatory scrutiny on businesses within the blockchain economy, including us. Regulatory authorities in the United States, for example, investigate, issue subpoenas and civil investigative demands and take legal action against persons and entities alleged to be engaged in fraudulent schemes or other illicit activity involving digital assets. While our risk management and compliance system contains features specially addressing our operations involving digital assets, including stablecoins, there could be no assurance that we will be able to detect all illegal activities through our products and services involving the use of digital assets, and we may incur substantial costs in complying with evolving regulatory regimes on the blockchain economy.

We may not have sufficient insurance coverage to cover our business risks.

We have obtained insurance providing coverage in certain jurisdictions from certain customer losses resulting from breaches of our physical security, cybersecurity, or theft by employees or third parties. Additionally, we hold surety bonds as mandated by our money transmitter licenses, providing consumer protection against potential financial losses if we are unable to fulfill our obligations. However, our business insurance is necessarily limited in scope and we may not be able to acquire or maintain sufficient insurance to cover all types of business risks that we may face, and our coverage may be inadequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources, and there can be no assurance that our insurance coverage is adequate to compensate for any loss or that we could successfully claim our losses under our current insurance policy on a timely basis, if at all.

We may also determine that, for certain types of risks, the costs of insuring and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. If we incur any loss not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Merchant defaults could potentially lead to financial losses for us due to chargebacks and refunds.

We could incur substantial losses due to chargebacks on payment cards used by shoppers to fund their purchases, if a shopper asserts that our business customer has not performed or that the goods or services do not match the description or have not been received. While we seek to recover those losses from our business customer as the merchant, we may not be able to fully recover if the merchant is unwilling or unable to pay. In the event of the bankruptcy or other business interruption of a merchant that sells goods or services in advance of the date of their delivery or use, we face a substantial chargeback risk and may remain financially responsible for merchant defaults. While we have implemented risk mitigation measures, these measures, including the level of reserves, may be insufficient and thus may adversely affect our business, reputation, financial condition, results of operations and prospects.

We may hold a substantial amount of funds belonging to our customers at any given time. If we are unable, or perceived as unable, to effectively manage our customers’ fiat currencies and digital assets, our business could be harmed.

We may hold a substantial amount of funds belonging to our customers, including in the form of fiat currencies and digital assets. The success of our business depends on our customers’ confidence that we can effectively manage and safeguard their balances and assets and handle substantial transaction volume and customer funds. We are also subject to regulatory requirements with respect to customer balances in certain jurisdictions where we operate. Any failure to manage customer funds in compliance with applicable regulatory requirements, or any public loss of confidence in us or our ability to effectively manage customer balances, could lead customers to discontinue or reduce their use of our products and services or reduce customer balances held with us, or significant penalties and fines and additional restrictions, any of which could significantly harm our business.

While we have processes and measures developed and maintained aiming to protect customer funds, hackers, employees or service providers could still circumvent these processes and measures to improperly access our systems or documents, or the systems or documents of our customers and their payment counterparties, agents or service providers, and improperly access, obtain or misuse customer digital assets and funds. The tactics used to obtain unauthorized access, disable or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect.

We have also entered into business partnerships with third parties, such as with Circle, the issuer of USDC, where we or our partners receive and hold customer funds. See “Business—Our Partnerships.” Our and our partners’ abilities to manage and accurately hold customer cash and cash held for our own operating purposes require a high level of internal controls. We have a limited ability to manage the controls and processes of our partners or other third-party vendors and may rely on our partners’ and vendors’ operations, liquidity and financial condition to manage these risks. As we maintain, grow and expand our products and services offerings, we may not be able to scale and strengthen our internal controls and processes, and monitor our third-party partners’ and vendors’ abilities to similarly scale and strengthen.

Our ability to maintain insurance also depends on the insurance carriers’ ongoing underwriting criteria. Any loss of customer cash or digital assets could lead our insurance coverage to lapse, which could cause a substantial business disruption, adverse reputational impact, inability to compete with our competitors, and regulatory investigations, inquiries or actions. Additionally, any security incident where customer assets are compromised could impose substantial costs on us and necessitate the notification of impacted individuals, and in some cases regulators, potentially exposing us to regulatory enforcement actions, including substantial fines or limitation of our ability to provide services, subjecting us to litigation and significant financial losses, damaging our reputation, and adversely affecting our business, operating results, financial condition and cash flows.

Acquisitions, strategic investments, new businesses, joint ventures, divestitures and other transactions we enter into could fail to achieve strategic objectives, disrupt our ongoing operations or result in operating difficulties, liabilities and expenses, harm our business and negatively impact our results of operations.

We may evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, including business combinations, acquisitions and dispositions of certain businesses, technologies, services, products and other assets, as well as joint ventures, strategic investments, and commercial and strategic partnerships. These transactions may involve significant challenges and risks. We have previously acquired or invested in, and continue to seek to acquire or invest in, businesses, technologies, regulatory licenses or other assets that could complement or grow our business, including new or similar lines of business adjacent to or outside of our existing infrastructure or geographic presence. As our company continues growing, the pace and scale of our acquisitions and investments may correspondingly increase.

For example, we acquired control of PayNow, a prominent payment gateway services provider in Taiwan, on May 1, 2023. Prior to being acquired, PayNow had been a supplier to our hospitality products in connection with its consumer-to-business payment gateway services. We acquired PayNow in order to supplement and strengthen our service offerings in the payment sector. We plan to develop our regional payment services capacity in various jurisdictions through acquisitions of regional players carrying local licenses and expect to continue explore strategic acquisition opportunities.

There can be no assurance that we will be successful in identifying, negotiating and consummating favorable transaction opportunities. These potential transactions could create significant challenges and risks, regardless of whether they are ultimately completed, including risks that:

•	the transaction may not advance our business strategy or may hinder our growth, profitability or reputation, or fail to generate a satisfactory return on our investment;

•	we may fail to secure necessary regulatory approvals or satisfy other closing conditions in a prompt manner, or at all;

•	the transaction may divert management’s attention or incur significant acquisition and transaction costs;

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the transactions may entail further regulatory burdens, including local and international regulatory burdens from overseas operations, that could impact our business in unanticipated and negative ways;

•	integrating systems, culture or management of the acquired business could be difficult;

•	the anticipated benefits or synergies from the transaction may not be realized within an expected time period, or at all;

•	retention of key personnel, vendors, customers and partners of acquired businesses may not be successful;

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the acquired businesses may not possess adequate controls, processes and procedures to ensure compliance with laws and regulations, including with respect to data privacy, data protection and information security, and our due diligence process may not identify compliance issues or other liabilities to the fullest extent;

•	we may underestimate the liabilities or shortcomings of the acquired business, resulting in additional financial, legal, regulatory, or tax exposure and litigation, compliance or remediation costs;

•	there may be undetected security weaknesses, cyberattacks, breaches or incidents at acquired businesses;

•	we may face difficulty in entering into new markets or geographic territories; and

•	acquisitions may result in dilutive issuances of equity securities or incurrence of debt that could arise from potential ventures.

Any of these aforementioned risks could harm our business and negatively impact our operational results or incur substantial opportunity and transactional costs.

We may in the future also seek to enter into joint ventures and minority investments, which necessarily involve a lesser degree of control over business operations, which could potentially increase the associated financial, legal, operational, regulatory and/or compliance risks. We may also divest certain businesses or investments. We may encounter difficulty obtaining favorable terms for a divestiture in a timely manner or at all. Divestitures may subject the business pending divestment as well as the remaining business to a decline in business performance and loss of employees, customers or suppliers, any of which could have a material adverse effect on us.

We may not be able to successfully integrate acquired businesses or combine internal businesses, and the ongoing integration of PayNow could incur time and monetary costs and adversely affect our future results of operations.

We may evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy, and have entered into such strategic transactions in the past. For example, we acquired control of PayNow, a prominent payment gateway services provider in Taiwan, on May 1, 2023. Prior to being acquired, PayNow had been a supplier to our hospitality products in connection with its consumer-to-business payment gateway services. We acquired PayNow in order to supplement and strengthen our service offerings in the payment sector.

Integrating acquired businesses often requires significant time and resources, and we may not manage these processes successfully. We are currently in the process of integrating PayNow, which includes enhancing product functionality and user interface with the technical team, ensuring the integrity of accounting processes, and establishing company policies and regulations. It is also possible that we would adjust at a future time our internal structure of business segments, which may involve combining and integrating internally our business resources that have been managed independently. Our integration efforts may be complex, costly and create a variety of risks, including:

•	disruption or harm to the businesses involved, or to our other businesses, including the need for management to spend time and attention on the integration;

•

with different sets of cultures, systems, processes, and internal policies and practices, the difficulty in merging across different businesses and/or implementing and maintaining effective internal controls, procedures, and policies;

•	challenge in retaining key personnel after the strategic transaction; and

•	any loss of important business partners of the acquired business as a result of the strategic transaction.

There could be no assurance that we would successfully integrate businesses we acquired or invested in or achieve the strategic, financial, or operating objectives of an acquisition or integration, and if any of our integration efforts fail, such failure could adversely affect our business, results of operations, or value of our acquisitions or investments.

We depend on the continuing efforts of our founders, senior management team and key personnel, and our business operations may be negatively affected if we lose their services. We may also be unable to attract, retain and develop the highly skilled employees we need to support our business.

Our company’s current and future performance depends on the continued services of our founders and senior management team, including our founder and CEO, Darren Wang. We also depend on continued services of key personnel who possess significant expertise and industry knowledge and our ability to continue to attract retain, and develop such personnel we need to maintain our competitive position. The loss of key personnel, including members of management, as well as key engineering, product development, marketing and sales personnel, could disrupt our operations and have an adverse effect on our reputation and business.

There could be no assurance that we will continue to attract and retain the personnel needed to maintain our competitive position or in line with our growth. Competition for key and other highly skilled personnel is intense in the sector we belong to, and we may need to invest significant resources to attract and retain new employees, while we may not realize returns on these investments. If our stock price declines or if our reputation were to be harmed due to media, legislative or regulatory scrutiny or otherwise, we could face more difficulty in attracting and retaining the critical personnel needed for the continued success of our business. Additionally, restrictive laws or policies on immigration, travel or visa availability for skilled workers could limit our ability to recruit or hire internationally.

We grant equity-based compensation to retain and incentivize our employees. Issuance of significant equity to attract or retain employees may incur substantial additional share-based compensation costs at the expense of diluting the ownership of our shareholders. Retaining and motivating key existing personnel could also be difficult to the extent the wealth from our equity compensation could affect their decision about continued employment with us.

Real or perceived inaccuracies in our key business metrics may harm our reputation and negatively affect our business, and these key business metrics are subject to assumptions and limitations and may not provide an accurate indication of our future or expected results.

The key business metrics we use to measure our business are calculated using internal company data based on the activity we measure on our platforms and may be compiled from multiple systems, including systems that are organically developed or acquired through business combinations. There are inherent challenges and limitations in measuring our business across various jurisdictions, and the methodologies used to calculate our metrics inherently require certain assumptions and judgments. We regularly review our processes for calculating these metrics, and from time to time we may make adjustments to improve their accuracy or relevance. Further, as our business develops, we may revise or cease reporting metrics if we determine that such metrics are no longer appropriate measures of our performance. If investors, customers or other stakeholders do not believe our reporting metrics accurately reflect our business, or they disagree with our methodologies, our reputation may be harmed and our business may be adversely impacted.

The key business metrics we use may not always reflect our actual performance, and investors should consider these metrics in light of the assumptions used in calculating such metrics and limitations as a result thereof. In addition, investors should not place undue reliance on these metrics as an indicator of our future or expected results. Moreover, these metrics may differ from similarly titled metrics presented by other companies and may not be comparable to such other metrics.

Failure to deal effectively with fraudulent or illegal activities or misconduct by our employees, business partners or service providers would harm our business.

Illegal, fraudulent, corrupt or collusive activities or misconduct, whether actual or perceived, by our employees, business partners or service providers could subject us to legal liability, financial losses and regulatory sanctions, and could seriously harm our reputation and negatively affect our business. Such misconduct could include engaging in improper or unauthorized transactions or activities, misappropriation of customer funds and misappropriation of information, failing to supervise other employees or service providers, or improperly using confidential information.

We have implemented and continue to improve our internal controls and policies concerning account management, sales activities, data security and other relevant matters. However, there can be no assurance that our controls and policies will prevent fraud, corrupt or illegal activity or misconduct, or any negligence by our employees, representatives, agents, business partners or service providers or that similar incidents will not occur in the future. Employee or service provider errors, including mistakes in executing, recording or processing transactions for customers, could expose us to the risk of material losses even if the errors are detected. The risk of employee or service provider error or misconduct may be compounded with any novel products and services we release.

We could be subject to regulatory investigations and liabilities in connection with misconduct by our employees or service providers, which would materially and adversely affect our business operations, customer relationships and reputation. If we were found to have not met our regulatory oversight and compliance and other obligations, we could be subject to regulatory sanctions, financial penalties, restrictions on our activities for failure to properly identify, monitor and respond to potentially problematic activity. Further, allegations by regulatory or criminal authorities of improper trading activities could affect our brand and reputation.

Our compliance and risk management efforts may not be effective, which could expose us to losses and liability and otherwise harm our business.

Our ability to comply with complex and evolving laws, regulations and rules primarily depends on establishing, maintaining and scaling our compliance, internal audit and reporting systems to continue keeping pace with increased customer activity and transaction volume, as well as our ability to attract and retain qualified compliance and other risk management personnel. While we have expended significant resources to develop policies, programs and procedures that identify, monitor and manage our risks, and expect to continue to do so in the future, we cannot guarantee that our policies and procedures are and will always be effective or that we have been and will always be successful in monitoring or evaluating potential market risks, including unidentified or unanticipated risks.

Our products and services, including our payment products and services, are available to a large number of customers, and our day-to-day operations may involve many business partners. We bear a variety of risks in connection with our operations, including fraudulent and illegal transactions, illegal or improper use of our products and services or other deceptive or malicious practices, and we could suffer resulting losses and liability, including when we settle those funds for customers and are unable to recover or when we are subject to chargebacks and refunds in connection with payments made via credit cards. See “—Failure to deal effectively with fraud, abusive behaviors, bad transactions and negative customer experiences may increase our loss rate and could negatively impact our business and severely diminish merchant and consumer confidence in and use of our services” and “—Use of our payment services for illegal activities or improper purposes could harm our business.” As more customers use our services, our exposure to material risk losses could increase accordingly. Our risk management efforts require continuous improvement and may not be wholly effective in detecting and deterring all of such fraud and illegitimate transactions or activities, or preventing losses. Our risk management policies and procedures depend on a combination of technical and human controls and supervision, all of which can be subject to error and failure. There could be unidentified gaps in our risk management policies and procedures that may require us to expend significant resources and management attention. Certain of our risk management policies and procedures are developed and maintained based on internally developed controls, observed historical market behavior and standard industry practices, which could become ineffective in preventing losses, particularly at the time of extreme market movements. Our risk management policies and procedures also may not adequately prevent losses from technical errors if our testing and quality control practices are ineffective in preventing failures. We could also voluntarily adjust our risk management policies and procedures to allow for an increase in risk tolerance, which could expose us to the risk of greater losses.

We could be subject to periodic review by regulators regarding our compliance with our own policies and procedures and with various laws and regulations. We may receive additional examination reports citing violations of rules and regulations and inadequacies in existing compliance programs, and requiring us to improve certain aspects of our compliance program, including due diligence, training, monitoring, reporting and recordkeeping. If we fail to adequately comply with or address these filings, regulators could take a variety of actions that impair our ability to conduct our business, including, but not limited to, delaying, denying, withdrawing, or conditioning approval of our permits and licenses or certain products and services.

Declines or disruptions in the hospitality industry could adversely affect our business and financial performance.

Our business and financial performance could likely be detrimentally affected by prolonged declines or disruptions in the hospitality industry. Most recently, the COVID-19 pandemic and efforts to contain it had a severe negative impact on the global hospitality industry and materially adversely impacted the business and financial performance of our Hospitality segment. Factors that could materially and adversely affect the hospitality industry and in turn our business include adverse macroeconomic conditions; political instability and geopolitical conflicts; major public health issues including pandemics; hotel supply and occupancy fluctuations; extreme weather or natural disasters; taxes and surcharges imposed; the prevalence of hospitality-related accidents or safety incidents; and alterations to visa, immigration or border control policies.

As these occurrences are difficult or impossible to forecast, they can instantly and drastically impact the hospitality industry in an adverse manner, including by causing decreases in demand and negatively affecting people’s travel behavior. Any decline or disruption to the hospitality industry could adversely affect our business, working capital and financial performance over the short and long term, both directly through reduced consumer demand for our hospitality offerings through OwlTing Experiences and OwlJourney, and indirectly through reduced consumer demand for hospitality suppliers using our products such as OwlNest or OwlPay.

Success of our hospitality business depends on our relationships with hospitality suppliers.

Maintaining and expanding relationships with hospitality suppliers is integral to the success of our business. We seek to grow our hospitality products and services by connecting with more hospitality suppliers, including local hoteliers and tour experience providers. However, there are no guarantees that hospitality suppliers will choose to participate in our platform or use or services, that our compensation, access to inventory or access to inventory at competitive rates will not be further reduced or eliminated in the future, or that certain hospitality suppliers may fail to provide us with accurate booking information or may otherwise take actions that would increase our operating expenses. In addition, many hospitality suppliers covered by our Hospitality segment may be smaller in size and less stable and have a higher likelihood to fail, which may result in greater difficulties and costs for us to continue building and maintaining our network of hospitality suppliers. Any of these circumstances, or other similar circumstances, could reduce our revenue and margins thereby adversely affecting our business and financial performance.

Our supplier relationships subject us to a number of risks in relation to our e-commerce business.

Certain suppliers to our business, in particular to our E-commerce segment, are important to our sourcing of merchandise that we offer on our platforms, including on the OwlTing Market. While we have mid-to-long-term arrangements with some of our suppliers, we cannot guarantee the availability of the merchandise, particular payment terms for such merchandise or the extension of credit limits from our suppliers. Our current suppliers, including some single-source suppliers, may limit or stop providing merchandise to us on acceptable terms, or delay delivery, including as a result of one or more supplier bankruptcies due to poor economic conditions, natural or human-caused disasters (including public health crises), geopolitical events or for other reasons. In these circumstances, we may be unable to procure alternatives from other suppliers in a timely and efficient manner and on acceptable terms, or at all, or we could be forced to incur additional resources and time in onboarding new suppliers. In addition, violations by our suppliers or other vendors of applicable laws, regulations, contractual terms, intellectual property rights of others, as well as products or practices regarded as unethical, unsafe or hazardous, could expose us to claims, damage our reputation, limit our growth and negatively affect our operating results.

If we are not able to maintain and enhance our brand awareness, or if our reputation or our brands are damaged, our business and operating results may be materially and adversely affected.

Having a strong and trusted brand is pivotal to the success of our business and greatly affects our ability to attract and retain customers. We have developed a set of brands with our products including OwlPay, OwlNest, OwlTing Market, OwlJourney, OwlTing Experiences and OwlStay. Maintaining and enhancing awareness of these brands will be essential to growing and expanding our company, and will depend on our ability to continue providing reliable and innovative products and services and maintain trust with our customers and partners. Maintaining and enhancing our brands may require substantial investments, which may not be successful. If we fail to successfully promote and maintain our brand awareness or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be adversely affected.

Our reputation or brand could be damaged or diminished in various ways, including from unsuccessful new products and services; decisions regarding user privacy, data practices and information security; scrutiny or criticism from customers, partners, employees, government entities, media, advocacy groups, and other influencers or stakeholders; attacks from our competitors; negative publicity or reviews; or legal proceedings or investigations. Our brand could also be harmed by inadequate protection or misuse of sensitive information; fraud committed by third parties using our products or services; compliance failures and claims; incorrect or false content posted by third parties on our platforms, errors caused by us or our partners or third parties utilizing our platforms; and misconduct by our partners, service providers or other counterparties. Any negative publicity about the industries we operate in or are associated with, including the blockchain economy, could also adversely affect our brand or reputation even if the negative publicity or commentary is not directly related to us. If our brand or reputation is damaged or diminished in any of the foregoing ways, our business and operating results may be adversely impacted.

Risks Related to Our Financial Results

We have incurred operating losses in the past and we intend to continue to invest in our business. Thus, our ability to achieve or maintain profitability in the future is uncertain.

We recorded a net loss of US$9.1 million in 2022 and US$6.8 million in 2023, and a net loss of US$5.7 million in the nine months ended September 30, 2023 and US$6.8 million in the nine months ended September 30, 2024. Our future profitability depends on various factors that are beyond our immediate control. Our operating expenses will likely increase as we continue investing in our business and after we have become a public company.

We intend to continue making investments in our business, including expending resources on developing new products and services; international expansion into additional markets; sales and marketing; infrastructure; attracting and retaining personnel; strategic opportunities, including acquisitions and investments; and general administration, including legal, finance and other expenses related to being a public company. These investments could increase our expenses but may not lead to a corresponding increase in revenue or business growth. Growth in the number of our users could also result in increased losses, as we incur higher costs associated with a larger customer base up front but recognize revenue in future periods as our customers use our products and services. Moreover, businesses we acquire may have different profitability than our existing business, including business generating losses historically, and the synergies with such business acquisitions may not realize in time or at all. If we cannot achieve adequate revenue growth or effectively manage our expenses, we could incur substantial future losses.

If we are unable to achieve or maintain profitability, we may not be able to raise the necessary capital to satisfy our anticipated expenditures and other cash needs, or the capital we receive may not be on acceptable terms or in a timely manner. In this case, our business, operational results and financial condition could be adversely affected in a material way.

We may also incur additional costs as a result of being a public company, including significant legal, accounting and other new expenses under the requirements of the laws and regulations applicable to public companies, including the Sarbanes-Oxley Act of 2002, as well as various SEC and stock exchange rules on governance and disclosure.

We may require additional capital to support our operations and the growth of our business, and we cannot be certain that financing will be available on reasonable terms when required, or at all, and our existing credit facility and our senior notes contain, and any future debt financing may contain, covenants that impact the operation of our business and pursuit of business opportunities.

We have funded our operations since inception primarily through equity financings, bank loans and revenue generated by our products and services, as well as other debt instruments that will be terminated, redeemed or converted upon or shortly after the consummation of this offering. As we intend to continue to invest in our business and address various operational needs, including developing new products and services, expanding into additional jurisdictions and making strategic acquisitions and investment, we may periodically require additional financing. However, there can be no assurance that any additional financing will be available to us on acceptable terms, if at all. If events or circumstances occur such that we do not obtain additional funds as needed, there would be a material adverse effect on our business and results of operations or financial condition. We believe that our current cash, cash inflow expected from payment business expansion and creation of new revenue stream, cash from private placement, major shareholder’s commitment to defer repayment of the loans of at least US$1.4 million through June 30, 2025 and to provide the necessary financial support to meet further short-term capital needs, and expected cash provided by this offering will provide sufficient liquidity to fund our current obligations, including the accrued dividends on and the redemption of all Class A Preferred Shares shortly after this offering, projected working capital requirements, debt service requirements and capital spending requirements at least for the next 12 months.

Our ability to obtain additional financing, if and when necessary, is subject to investor and lender demand, our operating performance and the state of capital markets, among other factors. If we incur additional debt, debt holders would possess rights that are senior to holders of our Class A Common Shares and ADSs to make claims on our assets. Such debt may also impose restrictions on our operations, including our ability to pay dividends on our Class A Common Shares and ADSs. If we raise additional funds through issuing equity securities, our existing shareholders would experience dilution and these new equity securities may have rights, preference or privileges senior to those of our Class A Common Shares and ADSs. We cannot be certain that we could obtain additional financing on favorable terms or in a timely manner, or at all, when needed, and any failure for us to obtain financing could impede our ability to continue supporting the operation and growth of our business and adversely affect our operating results.

Our decision to raise capital in the future will depend on numerous considerations, including factors beyond our control, and we cannot predict or estimate the amount, timing or nature of any future issuance of debt or shares. As a result, holders of our Class A Common Shares and ADSs bear the risk of future issuances of debt or shares reducing the value of their securities and diluting their interests.

A significant amount of our business and revenues is derived from a relatively small number of customers, and the loss of these customers, including a reduction in their transaction volume, could have an adverse effect on our business, operating results and financial condition.

We have a large and diversified customer base; however, a relatively small number of customers, primarily business customers, may account for a significant amount of our revenues. For example, for the year 2023, our top 10 customers in payment services represent 19.42% of consolidated revenue. If we fail to retain our large customers and other customers, our business performance could be adversely impacted and/or experience significant fluctuations. Our customers may seek to alter the existing contractual arrangement during the renewal process, including on price, scope of services, payment terms or volume changes, and there could be no assurance that we could continue providing products and services for our customers on terms no less favorable than current.

We may also experience customer attrition as a result of several factors, including business cessation of our customers or switching of services by our customers to our competitors. We cannot predict the level of attrition in the future and our revenues could decline as a result of higher than expected attrition, especially for any loss of large customers contributing to our revenues, which could have a material adverse effect on our business, financial condition and results of operations. Should the rate of growth of our customers’ business slow or decline, this could also have an adverse effect on their volume of transactions processed and/or spending on third-party products and services, and therefore an adverse effect on our results of operations. We may also face price competition as our customers, including any large customers contributing to our revenues, may seek to lower prices or propose different pricing structures that are less advantageous to us. Furthermore, the business customers that are larger in size are more likely to have arrangements with multiple providers that compete with our products and services, in particular for our payment products and services (primarily to mitigate risks of downtime or default of any single payments provider). As a result, these customers could shift business away from us to another service provider at any given time without necessarily terminating the contract with us. If we lose any larger customers or lose the amount of business we do with any larger customer, or if we are unsuccessful in retaining contract terms that are favorable to us with any large customers, we may not be able to replace such customers with other customers and our business, financial condition, results of operations and prospects may be materially and adversely affected.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, which could further increase once we are no longer an “emerging growth company”. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq, and other applicable securities laws, rules and regulations impose various requirements on public companies. Our management and other personnel do not have prior experience in managing a public company and we will be required to devote a substantial amount of time to compliance with these requirements. Adhering to these rules and regulations will increase our legal and financial compliance costs, and could render some activities, such as sales, marketing and recruitment, more difficult, time-consuming or costly and increase demand on our systems and resources. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

The need to establish necessary corporate infrastructure and focus on the complex day-to-day operations of a growing public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and operational results. We have made, and will continue to make, changes to internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company; however, the measures taken may not be sufficient to satisfy our obligations as a public company and we may be required to invest additional resources. Changing laws, regulations and corporate governance and public disclosure standards could also create further uncertainty and costs to us to comply as a public company, or impose new requirements that we may lack prior experience in complying with. All of the above could potentially adversely affect our business, financial or operational results.

Our financial results may fluctuate significantly and periodically, which may make our period-to-period results volatile and our future performance difficult to predict.

Our periodic financial results may fluctuate significantly in the future due to various reasons, many of which we are unable to predict or are beyond our control. You should also take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Period-to-period comparison of operating results should not be viewed as a reliable indicator of our future performance.

Our periodic financial results could be influenced by fluctuations in many factors, including without limitation: level of market activity in our end markets including payments and hospitality; level of success for our growth and expansion strategies; development and introduction of new products or services by us or our competitors and the market reaction to such new products or services; our expense levels, including expenses in sales, marketing, professional service or other operating expenses; the amount of available capital for investing in the market; fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies; general economic conditions and changes in prospect of the economy; legal or regulatory developments; accounting implications; and seasonal spending trends.

Our results of operations could fall below the expectations of public market analysts and investors, or experience significant fluctuations in our financial results, any of which could cause the market price of our ADSs and/or other securities to fluctuate significantly.

Fluctuations in exchange rates could result in foreign currency exchange losses in our business.

A predominant portion of our revenues and costs are denominated in NTD, and a significant portion of our assets are also denominated in NTD. As of September 30, 2024, over 99% of our revenue came from Taiwan. As we expect to expand further internationally, our revenues and costs may also increasingly become denominated in other non-U.S. dollar foreign currencies in the future. Although our exposure to foreign currency risks should be limited in general, the reporting result of operations in the financial statements will be affected by the exchange rates between U.S. dollars and other currencies, as we use U.S. dollars as the reporting currency. As of December 31, 2022 and 2023, foreign exchange gain (loss) (including realized and unrealized portions) amounted to US$(1,020,360) and US$71,170, respectively. As of September 30, 2024 and 2023, foreign exchange gain (loss) (including realized and unrealized portions) amounted to US$(305,210) and US$(618,777), respectively.

The value of the NTD or other non-U.S. dollar foreign currencies against the U.S. dollar may fluctuate and is difficult to predict, which could be affected by, among other things, changes in political and economic conditions and the foreign exchange and/or monetary policies adopted in the United States, Taiwan or any other jurisdiction in which we operate. Fluctuations in exchange rates of the NTD and any other currencies, in which our business are denominated, against our reporting currency U.S. dollars, could have a material adverse effect on our financial condition and results of operations.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies on certain topics, including on digital assets.

We must comply with complex accounting rules and regulations that are subject to interpretation from the IASB, the SEC, and various other entities responsible for promulgating and interpreting appropriate accounting principles. Recent actions and public comments from the SEC and accounting standard setting entities have focused on the integrity of financial reporting and internal controls and regulators are subjecting companies’ accounting policies to heightened scrutiny. Further, there is limited guidance from accounting standard setting entities on the appropriate financial accounting of digital assets, including stablecoins, and the related valuation and revenue recognition. In March 2022, the SEC issued the Staff Accounting Bulletin No. 121 (“SAB 121”), which added interpretive guidance for entities to consider when they have obligations to safeguard crypto-assets held for their platform users. As of September 30, 2024 and currently, we did not and do not hold any digital assets for our customers, but as we expect to further roll out our payment services, we may start holding digital assets for our customers in the future, and we will be required to comply with related accounting guidance, including SAB 121. A change in these principles or interpretations could significantly impact our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change.

There remains significant uncertainty on the accounting treatment for digital assets, including stablecoins, and their value and related revenue. The uncertain and potentially evolving nature of regulatory or financial accounting standards could require us to potentially adjust our accounting methods or restate our financial statements, thus impeding our ability to provide timely, accurate financial information, which in turn could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results and financial condition.

We are subject to changes in financial reporting standards or policies, including as a result of choices made by us, which could materially adversely affect our reported results of operations and financial condition.

Our consolidated financial statements are prepared in accordance with IFRS as issued by IASB, which may be periodically revised or expanded. As a result, we may be required to adopt new or revised accounting standards. Future accounting standards and financial reporting standards or policies, including those that we voluntarily adopt or are required to adopt, could change the accounting treatment that applies to our consolidated financial statements. These changes could have a materially adverse impact on our reported operational results and financial condition.

If our estimates or judgment relating to our critical accounting estimates prove to be incorrect, our operating results could be adversely affected.

Our preparation of financial statements to conform with IFRS as issued by IASB involves the making of estimates and assumptions which may affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on historical estimates and other reasonable assumptions, and influence our judgments about the carrying values of assets, liabilities, and equity, and the revenue and expense amounts that are not readily apparent from other sources. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates.” Our critical accounting estimates include: (i) impairment of property, plant and equipment, intangible assets and goodwill; and (ii) recognition of deferred tax assets.

If our estimates or associated judgment proves to be incorrect, or if our assumptions change, or if actual circumstances deviate from our assumptions, our operating results may be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS as the applicable accounting standards to us. As a public company in the United States, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, to furnish a report by management, among other things, on the effectiveness of our internal control over financial reporting beginning with our first annual report as a public company. In addition, after we no longer qualify as an emerging growth company, we will be required to comply with auditor attestation requirement, pursuant to which our independent registered public accounting firm must attest to the effectiveness of our internal control over financial reporting.

There continues to be a possibility that our management will conclude that our internal control over financial reporting is not effective. It is also possible that our independent registered public accounting firm, after conducting its own independent testing, may issue a qualified report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. As a public company, we have certain reporting obligations, including our efforts to remediate any deficiency in our internal controls and maintain adequate internal controls, which may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. As a result, we anticipate investing significant resources to enhance and maintain our financial controls, reporting system and procedures over the coming years.

If we fail to achieve and maintain an effective internal control environment, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures, or comply with existing or new reporting requirements. Any failure of our internal controls could undermine our ability to provide accurate, timely, and reliable reports on our financial and operating results in compliance with applicable regulations, including the financial statements provided herein. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Additionally, ineffective internal controls over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Related to Digital Assets and Stablecoin

The future development and growth of digital assets are subject to a variety of factors that are difficult to predict and evaluate. If the adoption and market acceptance of digital assets, in particular the stablecoin, does not grow as we expect, our business, operating results and financial condition could be adversely affected.

Our business operations, including our payment products and services offering the option to transfer funds via stablecoins and our wallet products for holding and transfer of digital assets, heavily rely on the underlying digital assets, including stablecoins, and their underlying blockchain networks. Digital assets built on blockchain technology were only introduced in 2008, and stablecoins in 2014, and both remain in the early stages of development. Different digital assets are designed for disparate purposes. The continued growth and development of these digital assets, their underlying networks, and other cryptographic and algorithmic protocols governing the creation, transfer and usage of digital assets represent a new and evolving model which is subject to numerous factors that are difficult to evaluate, including:

•

Any stablecoin project, like USDC, relies on third parties, such as Circle, the issuer of USDC, to maintain the underlying blockchain infrastructure, financial institutions and counterparties, to hold funds, cash equivalents and other assets to back the stablecoins that are issued, outstanding and freely circulating. These parties have their own policies and may change their view and acceptance of any stablecoin at any time. This may result in delays and other barriers to our operations involving that depend on stablecoin. Additionally, the fiat-reserves backing stablecoins held at or through financial institutions or intermediaries may be subject to the risk of loss, theft, insolvency, and governmental and regulatory freezes and seizures.

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The markets for digital assets, including stablecoins, have varying degrees of liquidity. There is no assurance that there will continue to be an active market for one to transfer any digital assets, including stablecoins, which would be a critical pre-condition to certain of our products and services including the payment services via stablecoins and wallet services for digital assets.

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Many blockchains where digital assets, including stablecoins, are built, such as USDC in Ethereum, Polygan, Solana and Stellar, have limited operating histories, have not been validated in production, and are still in the process of developing and making significant decisions that will affect the underlying blockchain, any of which could adversely affect the digital assets, including stablecoins, whose protocols are built on top of such blockchains.

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The successful launch and adoption of central bank digital assets, including those already underway, could directly and adversely impact the demand for stablecoins such as USDC, and if we cannot adapt to any shifting trends in adoption of central bank digital assets as a payment and clearing option, our payment products and services may be adversely affected.

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The governance of many decentralized blockchain networks is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular digital asset network, a lack of incentives for developers to maintain or develop the network and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs, or changes, or stymie such network’s utility and ability to respond to challenges and grow.

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Security issues, bugs and software errors have been identified within many digital assets, including stablecoins, and their underlying blockchain networks, some of which have already been exploited by malicious actors. There are also inherent security weaknesses in some digital assets, including when creators of certain digital asset networks use procedures that could allow hackers to counterfeit tokens. Any weaknesses identified with a digital asset could adversely affect its price, security, liquidity and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the compute or staking power on a digital asset network, as has previously occurred, it could manipulate transactions, which could lead to financial losses for asset holders, damage the network’s reputation and security, and adversely affect its value. Certain digital asset networks are in the process of implementing, or may implement from time to time, software upgrades and other protocol changes, which could introduce bugs, security risks or adversely affect the respective networks; and

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The development of new technologies for mining, such as improved application-specific integrated circuits (commonly referred to as ASICs), or changes in industry patterns, such as the consolidation of mining power in a small number of large mining farms, could reduce the security of the blockchain networks where the digital assets, including stablecoins, operate. Any reduction in rewards and transactions fees for miners or validators on any particular blockchain could likewise hurt such blockchain network’s security and increase the likelihood of a malicious attack, which could adversely affect our payment products and services to the extent we depend on such blockchain networks.

Certain of our business operations, including our payment products and services via stablecoins and our wallet products, are heavily focused on stablecoins such as USDC. Although the prices of stablecoins are intended to be stable compared to their respective reference assets, in many cases the prices of stablecoins, including USDC, could fluctuate, and sometimes do fluctuate significantly. Regulators have also initiated enforcement actions focused on certain stablecoins and their issuers, such as Tether, alleging false and misleading statements by its issuer regarding the assets backing Tether, as well as against BUSD and UST, alleging that such stablecoins are “securities” under the federal securities laws. The SEC also sent a subpoena to the financial technology company PayPal relating to the PayPal USD stablecoin that requested the production of documents. Our stablecoin solutions services do not currently involve, and we do not intend to expand our services in the future to involve, Tether, BUSD, UST or PayPal USD. Stablecoins are a relatively new phenomenon, and it is impossible to know all of the risks accompanying stablecoins and their operations. Many factors, including significant volatility in price and regulatory limitations, might materially hinder the usage of stablecoins, and our products and services focused on stablecoins could be materially and adversely affected.

Other technical issues have also been discovered periodically with digital assets, including stablecoins, which have disabled functionalities, exposed certain users’ personal information, resulted in the theft of users’ assets and other negative consequences, and required a resolution with the attention and efforts of their global miner, user and development communities. If any such risks materialize, and in particular if they are not resolved, the development and growth of digital assets may be significantly affected and, as a result, our business, operating results and financial condition could be adversely affected. These risks are fundamentally beyond our control and could materially and adversely affect stablecoins and our business, financial condition and operating results.

Due to unfamiliarity and some negative publicity associated with the blockchain economy, existing and potential customers may have less confidence in or be less receptive to our payment services utilizing stablecoin or wallet products for holding digital assets.

Products and services that are based on digital assets are relatively new. Certain participants in the blockchain economy, including competitors of our products and services offerings, are unlicensed, unregulated, operate without supervision from any governmental authority, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity and regulatory compliance. Thus, customers and the general public may have diminished confidence or interest in digital asset and blockchain technology, including regulated products and services like ours.

Since the inception of the blockchain economy, numerous digital asset platforms have been the subject of lawsuits, investigations or have been shut down because of fraud, manipulative practices, business failure and security breaches. In many of these instances, customers of these platforms were not adequately compensated or made whole for the losses they incurred. In addition, there have been reports that a significant amount of digital asset trading volume on digital asset platforms, specifically on unregulated platforms located outside the United States, is fabricated and false. These reports may indicate that the digital asset platform activities market is substantially smaller than otherwise understood.

Negative perception, a lack of stability and standardized regulation in the blockchain economy, and the closure or temporary shutdown of digital asset platforms or other participants in the blockchain economy due to fraud, business failure, hackers or malware or government-mandated regulation, and associated customer losses may reduce confidence or interest in the blockchain economy. Any of these events could adversely affect our business and our customers’ perception of us, increase the difficulty and resources required for us to introduce and promote our products and services to potential customers, hurt our brand and reputation, including with respect to our business segments unrelated to the blockchain economy, or diminish customer demand for our products and services.

From time to time, we may encounter technical issues in connection with the integration of digital assets and changes and upgrades to their underlying networks, which could adversely affect our business.

In connection with our wallet product for holding of digital assets, various front- and back-end technical and development work is needed to implement our wallet, custody, transfers and other customer solutions for our supported digital assets and integrate such supported digital assets with our existing technical infrastructure. Our wallet product currently supports holding of USDC. Certain digital assets require a significant amount of development work and successful integration with any existing or future digital asset is not guaranteed. Additionally, we may experience from such integration software errors or weaknesses within our products, including our existing technical infrastructure. Technical changes, software upgrades, soft or hard forks, cybersecurity incidents or other changes to the underlying blockchain network could also occur from time to time and result in incompatibility, technical issues, disruptions or security weaknesses to our products. If we cannot successfully identify, troubleshoot and resolve any such issues, we may fail to support such digital asset, our customers’ assets may be frozen or lost and our products and technical infrastructure may be affected, all of which could adversely impact our business.

We hold stablecoins and other digital assets for our business operations and are subject to the risks associated with such digital assets. While we currently hold a de minimis amount of stablecoins and other digital assets, we expect that the amount of stablecoins and other digital assets we hold will increase with the growth of our payment business in relation to the utilization of our stablecoin solutions.

We hold stablecoins and other digital assets for our business operations and may start holding stablecoins for our customers in the future as a result of further growth of our OwlPay Wallet Pro services. We may own stablecoins for our own account as a part of our day-to-day operations for our payment services. While we have established business partnerships with Circle, the issuer of USDC, and Coinbase Prime, a digital asset exchange, under which we may convert between USDC and U.S. dollars in fiat currency at a one-to-one conversion rate, we cannot assure you that Circle or any other stablecoin issuers or partners would always hold the corresponding asset underlying each stablecoin in circulation and are therefore able to fulfill one-for-one conversion, or that Coinbase Prime or any other digital asset exchange would be able to transact for us between USDC and U.S. dollars at a one-to-one conversion. See “Business—Our Partnerships.” In addition, many stablecoin issuers are unregulated and do not provide transparent disclosure regarding their compliance with applicable licensing and regulatory requirements or the financial institutions that hold the underlying stable assets. Some stablecoins issuers may become subject to regulatory enforcement actions that could adversely impact their ability to continue operating and accepting conversion of stablecoins. There could also be volatility in stablecoins, operational issues with stablecoins (for example, technical issues that prevent settlement), concerns about the sufficiency of any reserves that support stablecoins, or regulatory concerns about stablecoin issuers or intermediaries supporting stablecoins. Any of the above could affect, among others, the value, credentials, exchangeability and liquidity of stablecoins.

In connection with our day-to-day business operations in payment, we may also hold digital assets other than stablecoins, including for our payment of gas fees. Digital assets have historically experienced high levels of volatility far in excess of that experienced in fiat currencies. Digital asset prices and volatility may be determined by a range of factors, including changes in the supply and demand for a particular digital asset, market sentiment, macroeconomic factors, utility of a particular digital asset, and idiosyncratic events such as exchange outages or commentary on social media. A decline in our digital assets price may require us to take an impairment charge on our digital assets, or could have further adverse impact on our operating results in any given period. Volatility in the value of digital assets or other market factors may limit our ability to convert digital assets into fiat currency at attractive prices or at all.

While we currently hold a de minimis amount of stablecoins and other digital assets, we expect that the amount of stablecoins and other digital assets we hold will increase with the growth of our payment business in relation to the utilization of our stablecoin solutions, in particular the growth of our hosted wallet service under OwlPay Wallet Pro. If any of these factors or events affecting stablecoins or other digital assets were to occur, we could suffer materials losses from the decline in value of stablecoins or other digital assets we hold, and we may not be able to mitigate our losses by timely converting our digital assets into other viable forms.

Depositing and withdrawing digital assets into and from our products involve risks, which could result in loss of customer assets, customer disputes and other liabilities, which could adversely impact our business.

Our failure to safeguard and manage our customers’ digital assets could adversely impact our business, operating results and financial condition, and we are subject to a variety of risks in our efforts to protect our customers’ funds. See “—We may hold a substantial amount of funds belonging to our customers. If we are unable, or perceived as unable, to effectively manage our customers’ fiat currencies and digital assets, our business could be harmed.”

Our product OwlPay Wallet Pro offers a hosted wallet product that enables customers to deposit and withdraw digital assets, including stablecoins, which are being held by us for our customers. In order to own, transfer and use a digital asset on its underlying blockchain network, a person must have a private and public key pair associated with a set of network addresses, commonly referred to as a “wallet.” Each wallet is associated with a unique “public key” and “private key” pair, each of which is a string of alphanumerical characters. A public key can be converted to the blockchain addresses in different blockchain networks. To deposit digital assets held by a customer into our hosted wallet product, a customer must “sign” a transaction which includes the blockchain address of a hosted wallet that we control and which we provide to the customer, by the private key of the wallet from where the customer is transferring digital assets, and broadcast the deposit transaction onto the underlying blockchain network. Similarly, to withdraw digital assets from our hosted wallet product, the customer must provide us with the blockchain address of the wallet that the digital assets are to be transferred to, and we would be required to “sign” a transaction authorizing the transfer. In addition, some digital asset networks require additional information to be provided in connection with any transfer of digital assets to or from our platforms.

A number of errors can occur in the process of depositing or withdrawing digital assets into or from our hosted or unhosted wallet products, such as typos, mistakes or the failure to include the information required by the blockchain network. For instance, a user may incorrectly enter our wallet’s address or the desired recipient’s address when depositing and withdrawing from our platforms, respectively. Alternatively, a user may transfer digital assets to a wallet address that the user does not own, control or hold the private keys to. In addition, each wallet address is only compatible with the underlying blockchain network on which it is created, and if digital assets are sent to a wallet address associated with a different type of digital assets, all of the customer’s sent digital assets will be permanently and irretrievably lost with no means of recovery. Such incidents could result in customer disputes, damage to our brand and reputation, legal claims against us and financial liabilities, any of which could adversely affect our business.

Moreover, for our hosted wallet product, we hold customer assets one-to-one at all times and we have procedures to process redemptions and withdrawals expeditiously, following the terms of the applicable user agreements. However, similar to traditional financial institutions, we may experience temporary process-related withdrawal delays. For example, we, and traditional financial institutions, may experience such delays if there is a significant volume of withdrawal requests that is vastly beyond anticipated levels. This does not mean we cannot or will not satisfy withdrawals, but this may mean a temporary delay in satisfying withdrawal requests, which we still expect to be satisfied within the withdrawal timelines set forth in the applicable user agreements or otherwise communicated by us. To the extent we have process-related delays, even if brief or due to blockchain network congestion or heightened redemption activity, and within the terms of an applicable user agreement or otherwise communicated by us, we may experience increased customer complaints and damage to our brand and reputation and face additional regulatory scrutiny, any of which could adversely affect our business.

A particular digital asset, product or service’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty, and if we are unable to properly characterize a digital asset or product offering, we may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition.

The regulatory treatment of a range of digital assets, products and services, including stablecoins like USDC, is highly uncertain and has drawn significant attention from legislative and regulatory bodies around the world. The SEC has taken the position that a range of digital assets, products and services could fall within the definition of a “security” under U.S. federal securities laws. Some stablecoins have been asserted to be securities under the federal securities laws by the SEC and/or federal courts, including BUSD, a U.S. dollar stablecoin issued by Binance, and UST, a U.S. dollar stablecoin issued by Terra. The SEC also sent a subpoena to the financial technology company PayPal relating to the PayPal USD stablecoin that requested the production of documents. Our stablecoin solutions services do not currently involve, and we do not intend to expand our services in the future to involve, BUSD, UST or PayPalUSD. In addition, the SEC has brought enforcement actions against certain participants in the digital assets economy, in which the SEC has asserted that digital assets including SOL, ADA, MATIC, FIL, ATOM, SAND, MANA, ALGO, AXS, COTI, CHZ, FLOW, ICP, NEAR, VGX, DASH and NEXO, are securities under the federal securities laws. In July 2024, the SEC made amendments in a complaint to remove its claims asserting that SOL, ADA, MATIC, FIL, ATOM, SAND,

MANA, ALGO, AXS and COTI are securities under the federal securities laws. However, there can be no guarantee that the SEC will not bring similar claims involving these or other digital assets in the future. Our current operations involve, on our own account and as a part of our services to handle gas fees payments for the customers, holding and transacting MATIC and, potentially in the future, SOL. The SEC could also allege other digital assets as securities, including digital assets that are currently being held or transacted by us or otherwise involved in our business operations. Despite the SEC serving as the principal federal securities law regulator in the United States, federal courts ultimately determine whether or not an asset, product or service constitutes a security or a securities offering under federal securities laws. The legal tests for determining whether any given digital asset, product, or service is a security requires a highly complex, fact-driven analysis. Accordingly, whether any given digital asset, product or service would be ultimately deemed by a federal court to be a security is uncertain and difficult to predict. Such legal determination of “security” status may differ from the conclusions of the SEC or any conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset, product or service could be deemed a “security” or “securities offering” under applicable laws. It is also possible that anticipated changes in the U.S. government or the appointment of new SEC commissioners could substantially impact the approach to enforcement by the SEC and its staff. Foreign jurisdictions vary in their approaches on classifying any digital assets, products and services as “securities.” As a result, certain digital assets, products or services may be classified as a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations or directives that affect the characterization of digital assets, products or services as “securities.”

Certain of our business operations, including our payment products and services via stablecoins and our wallet products, necessarily involve digital assets, including stablecoins. The issuance and resale of digital assets, including stablecoins, may implicate a variety of banking, deposit, money transmission, prepaid access and stored value, AML, commodities, securities, sanctions, and other laws and regulations in the United States and in other jurisdictions. The classification of a digital asset, product or service as a security under applicable law has broad implications for the regulatory obligations that flow from the offer, sale, trading and clearing, as applicable, of such assets, products or services.

A digital asset, product or service that is a “security” in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Platforms on which such digital assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the platform and its products and services impracticable. For example, persons that effect transactions in digital assets, products or services that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer”; platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading systems (“ATS”) in compliance with rules for ATSs; persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

We provide on/off-ramp services to our customers that allow our customers to convert between fiat currencies and stablecoins. We currently support the conversion between fiat currencies and USDC on the blockchains Ethereum, Avalanche, Arbitrum, Polygon and OP Mainnet (all using the ERC-20 standard), as well as USDC on Stellar (using the Stellar Asset standard), and expect to, in the future, support conversion between fiat currencies and other stablecoins including EURC, ZUSD and GYEN. We also provide wallet services that support our customers to hold these stablecoins. As part of our regular business operations in paying gas fees on behalf of our customers, we also hold and transact in a variety of digital assets, including ETH on Ethereum, AVAX on Avalanche, MATIC on Polygon, ETH (ARB) on Arbitrum, ETH (OP) on OP Mainnet and XLM on Stellar, and expect to, in the future, hold and transact in ETH (Base) on Base and SOL on Solana. We only provide services to our customers with respect to a stablecoin for which we have determined that there are reasonably strong arguments to conclude that such stablecoin is not a security. However, any of our assessments on any digital asset is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts. There can be no assurance that we will over time properly characterize any given digital asset, product or service offering as a security or non-security, or that the SEC, a foreign regulatory authority or a court having final determinative authority on the topic, if the question was presented to it, would agree with our assessment.

If an applicable regulatory authority or a court, in either case having final determinative authority on the topic, were to determine that a stablecoin that we support is a “security,” we may no longer be able to support such stablecoin in our services, as well as other stablecoins or digital assets having similar characteristics, until we are able to do so in compliance with the laws and regulations governing such “security.” If the SEC or any state regulatory authority, through enforcement actions or other regulatory actions, were to assert that a stablecoin which we support is a “security,” or if we were to conclude that a stablecoin that we support could be determined as a “security,” we may likewise decide to suspend our services with respect to such stablecoin or other similar digital assets. The business models behind most digital assets, including stablecoins, are often incompatible with regulations applying to transactions in securities, and thus if a stablecoin is determined to be a security, it is likely to become difficult or impossible for such stablecoin to continue being transacted or transferred in an operationally feasible manner and for us to continue providing services with respect to such stablecoin at all. Furthermore, the SEC has brought enforcement actions alleging that certain digital assets trading platforms operated as unregistered securities exchanges, brokerages and clearing agencies, on the basis that certain digital assets transacted on such platforms are securities. We are not registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange, or ATS, or any foreign equivalents, and have no intention to be registered as such, and therefore we may be unable to provide on/off-ramp services for conversion between fiat currencies and a stablecoin determined to be a “security.” If it is subsequently determined that we have participated in the unregistered offering or distribution of “securities”, or have acted as “securities” intermediaries in violation of securities laws, we could be subject to judicial and regulatory actions, including litigation, regulatory investigations and significant fines and penalties. In particular, our stablecoin solutions are an integral part of our business, and if we are unable to support a type of stablecoin because that stablecoin is a “security,” our business and growth prospect and financial condition might be materially adversely affected. To the extent any customer suffer losses from transacting stablecoins using our services, customers may seek to rescind a transaction that we facilitated on the basis that it was conducted in violation of applicable law, which could, if such claim is ultimately successful, subject us to significant liability. If any other digital assets involved in our operations are “securities,” we may be unable to hold or transact such digital assets in an operationally feasible and compliant manner, which would require us to modify or even discontinue certain of our services or product features. For example, if the digital assets supporting the payment of gas fees on the various blockchains underlying the stablecoin are “securities,” we may be unable to handle the payment of gas fees in such digital assets on behalf of our customers, and our customers may have to obtain and hold directly such digital assets to pay for gas fees for their stablecoins transactions, which could make the experience with our services more cumbersome for our customers. More generally, if any digital assets, including stablecoins, involved in our operations, or any of our products and services are classified as a security in the United States or in other jurisdictions, the adoption of relevant digital assets could also be materially impacted and be limited in its liquidity, usability and transactability for the purpose of our business operations.

The loss or destruction of private keys required to access any digital assets held in custody for our own account or for our customers may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any digital assets, it could cause regulatory scrutiny, reputational harm and other losses.

Digital assets can generally only be controlled if an individual possesses the unique private key associated with the digital wallet that holds specific assets. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private to prevent third-party access to the digital assets held in such a wallet. Although we possess backups for the secret shares of a private key, if a majority of the secret shares of private keys relating to our wallets containing digital assets held for our own accounts or for our customers is lost, destroyed or otherwise compromised or unavailable, or our backup of the secret shares of private key becomes inaccessible, we and our customers will be unable to access the digital assets held in the related wallets. We may retain third-party providers for backup of the secret shares of private keys. Any inappropriate access or theft of digital assets held by us or any third-party custodian, or the third-party custodian’s failure to maintain effective controls over the custody and other settlement services provided to us, could materially and adversely affect us. Furthermore, security breaches, hacking or other malicious activities continue targeting and affecting the blockchain economy. Such attacks could also result in loss of private keys relating to, or other hack or compromise of, the wallets storing our customers’ digital assets. Any of the above circumstances could require us to reimburse our customers for their losses and lead to significant financial costs for us as well as diminished customer trust and damages to our brand and reputation. The total value of digital assets in our possession and control could be significantly greater than the total value of insurance coverage that would compensate us in the event of theft or other loss of funds, which could cause our business, operating results and financial condition to be adversely impacted in the event of such uninsured loss.

The prices of digital assets are extremely volatile, and price fluctuations may adversely impact the value of digital assets that we hold.

Digital assets have historically experienced high volatility levels that far exceed the volatility of fiat currencies. Various factors contribute to changing digital asset prices and volatility, including evolving supply and demand for a particular digital asset, market sentiment, macroeconomic factors, utility of a particular digital asset, and events such as exchange outages or social media commentary. To the extent we continue to hold digital assets for our operational needs, we may be subject to the high degree of price volatility associated with these digital assets, and fluctuations in digital assets value could affect our financial performance. A price decrease may require us to take an impairment charge on our digital assets, and any decline in digital asset value could potentially have a more significant detrimental impact on our operating results during any given period. Volatility in digital asset value or other market factors may also limit our ability to convert digital assets into fiat currency at attractive prices or at all. See “—We hold stablecoins and other digital assets for our business operations and are subject to the risks associated with such digital assets. While we currently hold a de minimis amount of stablecoins and other digital assets, we expect that the amount of stablecoins and other digital assets we hold will increase with the growth of our payment business in relation to the utilization of our stablecoin solutions.”

A particular digital asset may be subject to regulatory authority by the Commodity Futures Trading Commission (“CFTC”). Any fraudulent or manipulative activity in a digital asset occurring via our products or services could subject us to increased regulatory scrutiny, regulatory enforcement, and litigation.

The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed that at least some digital assets, including stablecoins such as USDC, fall within the definition of a “commodity” under the U.S. Commodity Exchange Act of 1936. As a result, the CFTC has general enforcement authority to police against manipulation and fraud in connection with transactions involving in at least some spot digital assets. From time to time, manipulation, fraud, and other forms of improper activity by market participants have resulted in, and may in the future result in, CFTC investigations, inquiries and enforcement actions, similar actions by other regulators, government agencies and civil litigation. If we become subject to such investigations, inquiries, enforcement actions or litigation, we may incur substantial costs and could suffer negative publicity.

Future developments regarding the treatment of digital assets for U.S. and foreign tax purposes could adversely impact our business.

Due to the new and evolving nature of digital assets and the lack of comprehensive legal and tax guidance regarding digital asset products and transactions, there is much uncertainty as to how U.S. and foreign tax regimes will treat digital asset transactions and what tax guidance will be issued in the future.

In 2014, the Internal Revenue Service (“IRS”) released Notice 2014-21, discussing certain aspects of “virtual currency” for U.S. federal income tax purposes and, in particular, stating that such virtual currency (i) is “property,”

(ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss, and (iii) may be held as a capital asset. From time to time, the IRS has released other notices and rulings relating to the tax treatment of virtual currency or digital assets reflecting the IRS’s position on certain issues. The IRS has not addressed other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions.

There continues to be uncertainty regarding the timing, character and amount of income inclusions for various digital asset transactions in different jurisdictions. The IRS or tax authorities in other jurisdictions may disagree with our treatment of certain of our digital asset events for tax purposes, which could adversely affect our customers and the vitality of our business. There can be no assurance that the IRS, the U.S. States revenue agencies or tax authorities or other tax authorities will not alter their respective positions with respect to digital assets in the future or that a court of valid jurisdiction would uphold the treatment set forth in existing positions. It also is unclear what additional tax authority positions, regulations, or legislation may be issued in the future regarding the treatment of existing digital asset transactions and future digital asset innovations in the United State or other jurisdictions in which we operate. Any of these developments could result in adverse tax consequences for digital assets holders and could adversely affect the value of digital assets and the broader blockchain economy. Future technological and operational developments that may arise with respect to digital assets may increase the uncertainty as to how digital assets are treated for U.S. and foreign tax purposes. The uncertainty regarding tax treatment of digital asset transactions impacts our customers and could impact our business, both domestically and abroad.

Concerns about the environmental impacts of blockchain technology could adversely impact usage and perceptions of our services.

The blockchain technology underlying the blockchain economy could incur substantial energy usage and environmental impacts, particularly relating to proof of work mining, which has attracted considerable attention. Government and publicity scrutiny related to restrictions on digital assets mining facilities and their energy consumption may increase, resulting in additional regulation that could adversely impact usage of digital assets, including stablecoins, on which certain of our operations depend, and limit our products and services offerings and harm our business. The considerable electricity consumption by mining operators may also have a negative environmental impact, including contributing to climate change, which could create a negative consumer sentiment and perception of the blockchain economy generally, which may adversely affect our brand image and complicate our marketing efforts, as well and adversely affect our business, prospects, financial condition and operating results.

Risks Related to Our Technology, Data Privacy and Intellectual Property

Business interruptions or systems failures, including any disruption in any of the blockchain networks we support, may impair the availability of our websites, applications, products or services, result in a loss of customers or funds or otherwise have an adverse effect on our business.

Our systems and the systems of our third-party providers and partners may experience service interruptions or degradation from hardware and software defects or malfunctions, distributed denial-of-service (DDoS) and other cyberattacks, insider threats, break-ins, sabotage and vandalism. Such service interruptions or degradation may also result from human errors, earthquakes, hurricanes, floods, fires and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other changes or events.

We have experienced high growth rates in the transaction volumes processed by third-party service providers partnered with us over the past years, and we expect growth to continue for the coming years; and the risk of security incidents may increase as we experience an increase in electronic payments, e-commerce and other online activity. Despite our efforts to continually improve and upgrade our information systems and technologies, there can be no assurance that our transaction processing capacity would meet potential future growth in the demand for our payment products and services. It is also possible that our payment products and services could reach the limits of the number and volume of transactions that we are able to process, resulting in longer processing time or even downtime. Implementing new systems and technologies is complex, costly and time-consuming, and may not be successful. If we fail to swiftly and successfully implement new information systems and technologies or conduct improvements or upgrades to existing information systems and technologies, or if such systems and technologies do not operate as intended, it could adversely impact our business, internal controls, operating results, and financial condition.

Our reputation and ability to attract and retain customers, especially business customers of our payment products and services, as well as to further our ability to expand our business, depends on our ability to operate our various products and services at high levels of reliability, scalability and performance. Any significant disruption in our products and services or information technology systems could result in loss of revenue, and could lead to a loss of customers or funds and adversely impact our reputation and our business, operating results and financial condition. A prolonged interruption in the availability or underperformance in the functionality of our products and services could materially harm our reputation and business. Significant or persistent service interruptions could lead current or potential customers or partners to believe that our systems are unreliable, causing them to switch to our competitors or to avoid or reduce the use of our products and services, and could permanently harm our reputation and brands. Should any system failure or similar event cause damage to our customers or their payments counterparties, we may be subject to claims for their losses, which, even if unsuccessful, would likely be time-consuming and costly for us to address.

Because we are a regulated financial service provider in certain jurisdictions, interruptions could result in regulatory scrutiny, and significant or persistent interruptions could lead to significant fines and penalties and mandatory and costly changes to our business practices, including specific business continuity and disaster recovery plans and more rigorous testing of such plans. Unfavorable regulatory scrutiny arising from frequent or persistent service interruptions could ultimately cause us to lose existing licenses or banking relationships necessary for operating or prevent or delay us from obtaining additional required licenses. Any resulting setbacks in establishing a strong portfolio of regulatory licenses and permits could significantly limit our growth and adversely affect our business operations and prospects.

Our services must integrate with a variety of operating systems, software, hardware and web browsers. If we are unable to ensure that our services interoperate with such operating systems, hardware and web browsers, our business may be materially and adversely affected.

We offer our products and services across a range of operating systems and platforms, and we rely on the seamless integration of our products and services with such various scenarios where customers access and use our products and services. We cannot control these operating systems or platforms, and any alterations to these systems could diminish the functionality of our products and services, impose additional costs or requirements or provide preferential treatment to competing services, including creating self-preference.

Additionally, we may need to expend special efforts in allowing for our products and services to be seamlessly integrated with various operating systems and platforms and to deliver consistent experience to our customers across different operating systems and platforms. If our customers struggle to access and use our products and services due to any compatibility issue, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our products and services may not function as intended due to errors in our software, hardware and systems, product defects, or due to security breaches or incidents or human error in administering these systems, which could materially and adversely affect our business.

Our software, systems and processes underlying our products and services are complex and could contain undetected errors or vulnerabilities that could have a material adverse effect on our business, especially if these errors or vulnerabilities are not swiftly detected and addressed. Any failure to successfully correct such errors, defects, security vulnerabilities or software bugs in a timely manner, or at all, could result in lost revenue, significant expenditures of capital, a delay or loss in market acceptance, government inquiries or investigations, claims and litigation, and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations.

We have previously identified potential periodical defects and errors in our software and software updates, internal systems, external facing communications, processes and technical integrations with third-party systems, including software and process underlying our customized software-as-a-service (“SaaS”) products, and new errors or vulnerabilities could transpire in the future. As our operations increase in size and complexity, and as we integrate new, acquired subsidiaries with different technology stacks and practices, these risks may correspondingly increase.

We regularly release product and service updates and functional enhancements, which increase the possibility of errors. We deploy new versions and enhancements to our customers in bulk simultaneously, and any errors, defects, security vulnerabilities or software bugs contained in such updates or enhancements could lead to more severe consequences than if such updates or enhancements were only deployed to a smaller number of our customers.

Our products and services, in particular within the Payments and Hospitality segments, are designed to process complex transactions and deliver reports and other transactional information at high volumes and processing speeds. Any errors, data leaks, security breaches or incidents, service disruptions, or other performance problems with our products or services caused by external or internal actors could damage our customers’ businesses and our reputation.

We could also be subject to cyberattacks by malicious actors taking advantage of any security vulnerabilities. See “—Cyberattacks and security vulnerabilities could result in serious harm to our reputation, business and financial condition.”

We and our merchants, partners and others who use our services obtain and process a large amount of sensitive customer data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation, as well as have an adverse effect on our business.

We and our third-party service providers may obtain and process large amounts of sensitive and/or personal data related to our customers, payment counterparties of our customers and their transactions. Our operations may involve the storage and transmission of sensitive data of individuals and businesses using our services, including without limitation their names, addresses, social security/tax ID numbers (or foreign equivalents), government IDs, payment card numbers and expiration dates and bank account information.

A core aspect of our business, in particular with respect to our payment products services, is our reliability and security. Any real or perceived improper use of, disclosure of, or access to such data, or any compromise of security that results in the unauthorized use, theft or destruction of such data, could harm our reputation and our ability to retain customers or attract new customers and adversely affect our business. Managing and protecting these data will expose us to risks, including to our reputation, that will only increase as our business continues expanding, including through potential acquisitions of or investments in other companies and technologies. While we have implemented administrative, technical and physical security measures and controls, there can be no assurance that our security measures would be adequate and not subject to data breaches. Our products and services operate in conjunction with, and we are dependent upon, third-party providers, and it is also possible that our third-party providers may be subject to data breaches that affect our products and services or our customers.

More specifically, under card network rules and our contracts with our card processors, if there is a breach of payment card information that we store or that is stored by our merchants or other third parties with which we do business, we could be liable to the card network or payment card issuing banks for certain of their costs and expenses. If there is improper disclosure of or unauthorized access to funds, digital assets, or other assets, or other sensitive data on our systems or our partners’ systems, we could incur significant financial losses and remediation costs and become subject to claims, litigation, regulatory scrutiny and investigations. In addition, if our own confidential business information or sensitive customer information were improperly disclosed, our business could be adversely affected.

We are subject to numerous laws across various jurisdictions regarding the collection, use, retention, processing and transfer of data in connection with our operations, and these laws and related regulatory regimes are evolving and may be subject to differing interpretations. Many jurisdictions have enacted laws requiring companies to notify individuals, customers or government regulators of data security breaches involving certain types of personal data and our agreements with certain business customers and our partners require us to notify them in the event of a security incident, and such notification may be costly and could lead to negative publicity. Any failure, or perceived failure, for us to comply with our privacy policies or with any applicable privacy laws in one or more jurisdictions could result in proceedings or actions against us by governmental entities or others, including class action privacy litigation in certain jurisdictions, significant fines, penalties, judgments and reputational damages to us.

Cyberattacks and security vulnerabilities could result in serious harm to our reputation, business and financial condition.

We may experience cybersecurity incidents, including breaches of our security measures, network breaches and compromise of personally identifiable customer information due to human error, deception, malfeasance, insider threats, system errors, defects, vulnerabilities or other irregularities. Our networks and systems, as well as our third-party providers’ networks and systems, may be vulnerable to physical and electronic breaches, computer viruses and other attacks by cyber-criminals, internet fraudsters, employees or others, which could lead to, amongst other things, a leakage of data, damage related to incursions, destruction of documents, inability or delays in performing our services, including processing transactions and unauthorized transactions.

The methods used to launch cyberattacks continue to evolve. Unauthorized parties may attempt to use different methods to obtain illegal access to systems and information (including our customers’ and our customers’ payment counterparties’ personal data), disable or degrade service, exploit vulnerabilities or sabotage systems. These methods may not be detected until they have been launched. Cyberattacks could involve hacking into our systems or facilities or those of our customers, partners or other third-party providers, and attempting to fraudulently induce users of these systems (including employees, vendor and partner personnel and customers) into disclosing usernames, passwords, payment card information, multi-factor authentication application access or other sensitive information used to access such systems or facilities. This information may, in turn, be used to access our customers’ confidential personal or proprietary information and financial instrument data stored on or accessible through our information technology systems and those of our third-party partners. This information may also be used to execute fraudulent transactions or engage in other fraudulent actions. Various evolving cybersecurity threats, including advanced and persisting cyberattacks, cyberextortion, distributed denial-of-service (DDoS) attacks, ransomware, spear phishing and social engineering schemes, the introduction of computer viruses or other malware, and the physical destruction of all or portions of our information technology and infrastructure and those of our partners and third-party providers or of other components within our information technology supply chain, are becoming increasingly sophisticated and complex, may be difficult to detect, and could compromise the confidentiality, availability, and integrity of system data and the systems themselves.

An increasing number of organizations, including large businesses, technology companies and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks. Attacks upon systems across a variety of industries, including the blockchain economy, are increasing in their frequency, persistence and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors.

Cybersecurity breaches and other exploited security vulnerabilities, whether actual or perceived, could interrupt our operations, result in our systems or products and services being unavailable, subject us to significant costs and third-party liabilities, result in improper data disclosure and violations of applicable privacy and other laws, require us to alter our business practices, incur significant remediation costs, diminish customer confidence in, or decreased use of, our products and services, damage our reputation and brands, divert management from concentrating on business operations, result in significant compensation or contractual penalties from customer losses or claims, or leave us susceptible to litigation, regulatory investigations, and significant fines and penalties. See “—We and our merchants, partners and others who use our services obtain and process a large amount of sensitive customer data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation, as well as have an adverse effect on our business.” In addition, any cybersecurity incidents, including cyberattacks or data security breaches affecting our merchants or third-party vendors (including data center and cloud computing providers) could have similar negative effects.

Although we have developed systems and processes that are designed to protect against cybersecurity breaches, there can be no guarantee that these security measures will be sufficient and we may need to continue to expend significant resources to bolster these protections. While we maintain insurance policies intended to help offset the potential financial impact of these risks, our coverage may be insufficient to fully compensate for all losses caused by security breaches and other damage to or unavailability of our systems.

Our intellectual property rights are valuable, and any inability to protect them could adversely impact our business, operating results and financial condition.

Our intellectual property rights are integral to our business. We rely on, and expect to continue to rely on, trademark, trade dress, domain name, copyright, trade secret and patent rights to safeguard our brand and other intellectual property rights. However, as effective maintenance of intellectual property rights is costly and difficult, these efforts may not be sufficient or effective. Our intellectual property rights may be infringed, misappropriated, contested or circumvented, which could result in our intellectual property rights being narrowed in scope or declared invalid or unenforceable. We may rely on agreements with employees and third parties to protect our unpatented proprietary information and technology, such as trade secrets and confidential information. Such agreements may be insufficient or may be breached, which could potentially lead to the unauthorized use or disclosure of our trade secrets and other intellectual property, including to our competitors, which could diminish any competitive advantage we derive from the relevant intellectual property. Our unpatented proprietary information and technology could also be compromised if our security measures or those of our third-party service providers are unable to prevent cyberattacks. Significant impairments of our intellectual property rights, and limitations on our ability to assert our intellectual property rights against others, could have a material and adverse effect on our business.

We routinely apply and submit registration for our intellectual property rights related to our products and services in the United States and internationally, particularly focusing on filing new patent applications for U.S. invention patents related to fintech technology. We have been running a long-term intellectual property incentive program to encourage employees providing their creative ideas. We may incur time and resources in pursuing such application and registration of intellectual property rights, though these efforts may not always succeed. Further, certain foreign jurisdictions in which we operate may lack effective intellectual property rights protection or may not protect our intellectual property rights in a similar fashion as under U.S. laws. We may need to expend additional resources to defend our intellectual property in these countries, and the inability to do so could impair our business or adversely affect our international expansion. In some instances, we may be unable to or choose not to obtain legal protection for our intellectual property due to the cost.

Our intellectual property rights protection and management are implemented through the in-house team. We maintain an effective chart of trademark asset management, including maintaining accurate records of trademark-related assets, documents, and registration certificates. We regularly monitor the patent publications and issued patents of potential competitors and analyze the patent portfolio of the new competitors for researching their strengths and weaknesses. We also engage outside counsel to seek their opinion about intellectual property portfolio strategy and to coordinate with their local representations to carry out the application filing and maintenance in multiple jurisdictions. There can be no assurance that our intellectual property rights protection and management will be sufficient. In addition, there can be no assurance that our intellectual property rights will be sufficient to protect against our competitors’ products or services substantially similar to ours, or that they would provide us with competitive advantages or distinguish our products and services from those of our competitors.

We may be subject to intellectual property infringement claims or other allegations by third parties, which may cause substantial costs and materially and adversely affect our business operations.

We may be subject to claims by third parties that we have infringed, misappropriated or otherwise violated their copyrights, patents and other intellectual property rights. Disputes on intellectual property rights could be commonplace among companies in technology-related industries, who own large numbers of intellectual property rights and may enter into expensive and time-consuming litigation regarding intellectual property rights. Additionally, various “non-practicing entities” that own patents, copyrights, trademarks, trade secrets and other intellectual property rights may attempt to assert claims to extract payments from technology companies.

While we allocate substantial resources towards compliance with the statutory, regulatory, and judicial frameworks and the terms and conditions of statutory licenses, we cannot assure you that we are not infringing or violating any third-party intellectual property rights or that we will not do so in the future. As we seek to expand our business operations into additional jurisdictions and sectors, we may face increasing risk exposure to intellectual property rights claims from competitors and non-practicing entities. Furthermore, we could also be implicated in intellectual property disputes among third parties to the extent any of our agreements with our business partners require indemnification for intellectual property claims against them.

Adverse rulings against us involving a claim of intellectual property right infringement could lead to payment of substantial damages or license fees, which may be even greater if we are found to have willfully infringed upon a party’s intellectual property; cease the use of products, services, solutions, content or other assets at issue of the claim that we had previously had the ability to use; expend additional development resources to redesign our products and services; enter into potentially unfavorable royalty or license agreements in order to obtain the necessary right to use; indemnify our partners and other third parties; and/or take other actions that may have material and adverse effects on our business, operating results and financial condition.

Given the uncertainty and evolving legal and regulatory framework in various jurisdictions in which we operate, it could be difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions are meritorious or will substantially harm our business, operating results and financial condition. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims.

Risks Related to Laws and Regulations

We may not be able to obtain or maintain the relevant regulatory licenses, permissions or registrations to carry out our business in the various jurisdictions in which we operate, which may subject us to fines or penalties or force us to discontinue operations in such jurisdiction, any of which could have a material adverse effect on our business, financial condition and results of operations.

We have obtained licenses to operate as a money transmitter or the equivalent in the United States and in the states where such licenses or equivalent is required. We are also registered as an “MSB” with the U.S. Department of Treasury’s Financial Crimes Enforcement Network (“FinCEN”). As a licensed money transmitter, we are subject to obligations and restrictions applicable to entities in the United States. In certain other jurisdictions, we have also obtained regulatory registrations to conduct our business, or are in the process of obtaining approval for such registrations, from the applicable financial regulatory authorities in accordance with applicable law in the jurisdictions in which we operate. For additional information on our licenses and regulations applicable to our operations, see “Business—Regulations”.

There can be no assurance that we will be able to obtain or maintain any of the required regulatory licenses, certifications and regulatory approvals in the jurisdictions or industry in which we operate or may in the future operate. Even where we maintain regulatory licenses, certifications and regulatory approvals, there may be substantial costs and potential regulatory determinations, interpretations or changes associated with maintaining such licenses, certifications, registrations and approvals, and we could be subject to fines or other enforcement action if we violate applicable requirements. Regulatory compliance could result in substantial cost and delays in the provision of our payment services, or could require significant or costly operational changes to comply with applicable licenses. Regulatory laws and standards governing our licenses are subject to change or to varying interpretations, in many cases due to lack of specificity or due to the uncertain nature of their application to a new business such as ours.

In a number of emerging markets, new regulations applicable to financial institutions with business models similar to ours are being considered or in the process of being implemented. Moreover, it is not always clear how such laws and regulations apply to our business, especially as some of these laws were adopted prior to the advent of the internet, mobile and related technologies, and as a result, do not contemplate or address the unique issues of the internet and related technologies, which may be especially relevant in the context of the payments industry in which we operate. As a result, the actions required to comply with licensing regulations may evolve over time as new guidance is provided by supervisory authorities and the interpretation of requirements by supervisory authorities and courts may be further clarified over time. In addition, in certain jurisdictions, companies engaged in our types of business could be required to maintain a higher minimum authorized capital than other companies. We may be unsuccessful in our efforts to comply with existing or evolving regulatory interpretations applicable to licenses, authorizations and applicable regulations in the jurisdictions in which we conduct business, including as a result of our rapid growth and lack of familiarity with the regulatory requirements applicable to new jurisdictions. Failure to comply with relevant regulations, directly and indirectly, could subject us to fines or penalties or force us to discontinue operations in certain jurisdictions which would have a material adverse effect on our business, financial condition and results of operations.

Due to ongoing developments in payments regulation, we obtain advice from external counsel as required in order to assess any applicable risk and, where necessary, may determine to limit the extent of our operations in a particular jurisdiction or will consider whether to obtain a license in such jurisdiction. However, the adoption of new payment processing, money transmitter or other licensing statutes in the jurisdictions in which we operate, changes in regulators’ interpretation of existing money transmitter or other licensing statutes or regulations, or disagreement by a regulatory authority with our interpretation of such statutes or regulations, could require additional registrations or licenses, substantial increase in legal fees, limit certain of our business activities until they are appropriately licensed, and expose us to financial penalties. Furthermore, if we were found to be in violation of any current or future regulations, or to have previously been in breach of any regulation, in any markets from which we accept merchants or customers, this could result in a requirement for future compliance, fines, other forms of liability, increased legal fees and expenses and/or force us to change business practices or to cease operations altogether, and we, our directors, executive officers or employees may also be exposed to a financial liability, civil or criminal liability, any of which could have a material adverse effect on our results of operations, financial condition and future prospects.

We are subject to AML, CTF and sanctions regulations, and failure to comply with these regulations may lead to administrative sanctions, criminal penalties and/or reputational damage.

We are subject to laws, regulations, and executive orders regarding AML, CTF, including the Bank Secrecy Act of 1970 (“BSA”), and economic and trade sanctions that could hinder our global competitiveness or subject us to potential criminal or civil penalties if we violate them.

We have implemented policies and procedures that we believe are sufficiently compliant with currently applicable AML, CTF and sanctions rules and regulations. However, we cannot wholly guarantee that these policies and procedures will completely prevent instances of money laundering, including by employees, merchants, partners, or other parties for which we may be held responsible. Further, our payment and financial services related activities may be susceptible to illegal and improper uses, including money laundering, terrorist financing, and payments to sanctioned parties. These laws and regulations to which we are now or in the future may be subject to are highly complex, may be vague, and could change and may be interpreted to make it difficult or impossible for us to comply with them. If we fail to comply with applicable laws and regulations, we would face significant consequences, including litigation, sanctions, administrative measures, fines, criminal penalties and reputational consequences, which could have a material adverse effect on our business, financial condition, results of operations.

We are subject to regulatory oversight and enforcement by authorities regulating financial services in the jurisdictions we operate, and subject to important obligations and restrictions.

We are also subject to regulatory oversight and enforcement by the authorities regulating financial services in the jurisdictions we operate, including FinCEN, and have registered with FinCEN as an MSB. As a licensed money transmitter, we are subject to obligations and restrictions regarding AML, investment of customer funds, reporting, bonding, and inspection by state and federal regulatory agencies concerning those aspects of our business considered money transmission. Evaluation of our compliance efforts and the questions of whether and to what extent our products and services constitute money transmission, are subject to regulatory interpretation and subject to change.

In addition, regulators may increase enforcement of these obligations, which may require us to make adjustments to our compliance program, including the procedures we use to verify the identity of our customers and to monitor our merchants’ transactions. Regulators may conduct audits of our compliance framework, which can include a review of all applicable records to verify identities of customers, reporting of suspicious transactions and transactional activity including monitoring processes implemented and all components of the compliance framework, and compliance with these audit processes can result in increased costs or subject us to potential enforcement proceedings. Any perceived or actual breach of compliance by us with respect to applicable laws, rules and regulations could have a significant impact on our reputation as a trusted brand and could cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches and expose us to legal risk and potential liability.

We are subject to extensive regulations and supervision by the regulatory and law enforcement agencies regulating financial products and enforcing consumer protections laws, and changes in existing regulations or the implementation of future regulations may adversely affect our financial condition and results of operations.

We are subject to extensive regulations and supervision by the regulatory and law enforcement agencies regulating financial products and enforcing consumer protection laws, including the Consumer Financial Protection Bureau, in the markets in which we operate. The laws or regulations of the jurisdictions in which we operate may be amended, adopted, enforced or interpreted in a manner that could have an adverse effect on our financial condition and results of operations. Any failure to adopt adequate responses to such changes in the regulatory framework may have an adverse effect on our financial condition and results of operations. Consumer protection legislation may prevent or reduce our existing ability to package financial products and thus decrease our profitability per customer. We cannot predict whether and to what extent new laws and regulations, or changes to existing laws and regulations, affecting our business will be adopted in the future, the timing of any such adoption and what effect such events would have on our financial condition and results of operations.

We are subject to complex and evolving regulations and oversight related to data protection, privacy and information security.

As privacy, data protection, and information security continue to be rapidly evolving areas, further legislative activity will likely continue occurring in the United States and other jurisdictions. These legislative efforts could have far-reaching effects that may necessitate the modification of our current practices and incur substantial costs due to the challenges of compliance. Any failure, real or perceived, by us to comply with our privacy, data protection, or information security policies, changing consumer expectations, or with any evolving legal or regulatory requirements, industry standards, or contractual obligations could result in claims, demands, and litigation by private parties, investigations and other proceedings by regulatory authorities, and fines, penalties and other liabilities, may harm our reputation and competitive position, and may cause our customers to reduce their use of our products and services and materially and adversely affect our business.

Our provision of virtual currency-related services may be subject to a highly evolving regulatory landscape and any changes to laws or regulations could adversely affects our prospects or operations in this respect.

As virtual currency remains a relatively new development in the payments and financial services sector, its regulatory status remains somewhat unclear in the United States and other jurisdictions. As regulatory interpretations continue developing globally, we may be required to obtain new registrations and licenses, and may be obliged to adhere to further compliance obligations, which could materially impact our business.

Our products and services involve the use of, as well as conversion from fiat currency from and into, stablecoins. The regulatory treatment of fiat-backed stablecoins such as USDC is highly uncertain and has drawn significant attention from legislative and regulatory bodies around the world. The resale of such stablecoins may implicate a variety of banking, deposit, money transmission, prepaid access and stored value, anti-money laundering, commodities, securities, sanctions, and other laws and regulations in the United States and in other jurisdictions. See “—A particular digital asset, product or service’s status as a ‘security’ in any relevant jurisdiction is subject to a high degree of uncertainty, and if we are unable to properly characterize a digital asset or product offering, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.”

Given the highly evolving industry that we are in, the laws, rules and regulations are still subject to constant variations and may be modified and applied within a short period of time. If we fail to comply with these laws, rules and regulations, we could be subject to significant fines and other regulatory consequences, which would adversely affect our business. We may face adverse impacts to our ability to continue operating our business and to pursue our future strategies, which would have a material adverse effect on our business, prospects or operations.

We are subject to the laws and regulations concerning escheatment of unclaimed property.

We are subject to the laws and regulations concerning identification, reporting and escheatment of unclaimed property in the United States and certain other jurisdictions in which we operate. We are also subject to audit and examination for compliance with these requirements, which may result in fines or penalties. Litigation may be brought by, or on behalf of, one or more entities, seeking to recover unclaimed property. Laws and regulations relating to unclaimed property are periodically revised to increase revenues relating to collection of unclaimed property, which may adversely affect our business.

However, there is significant uncertainty as to how the existing laws or new laws regarding unclaimed property may be interpreted to cover digital assets. Changes in current laws or regulations or the imposition of new laws and regulations in the jurisdictions we operate, or any withdrawal by us from certain markets because of such actions, could adversely affect our business, including by giving our competitors an opportunity to penetrate geographic markets that we cannot access.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act or similar anti-bribery and anti-corruption laws in other jurisdictions in which we operate.

The U.S. Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery and anti-corruption laws in other jurisdictions in which we conduct activities generally prohibit companies from making or offering improper payments to public officials for the purpose of obtaining or retaining business, directing business to another, or securing an advantage. In addition, the FCPA requires U.S. public companies to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. As such, if we fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results and financial condition.

We are subject to laws and regulations worldwide, many of which are still developing and which could increase our costs or materially and adversely affect our business.

We are subject to a variety of laws internationally that affect our business, including laws regarding privacy, data protection, information security, virtual currencies, identity theft, tax, marketing, labor and employment, and anti-competition, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting and compliance with laws, regulations and similar requirements may be burdensome and expensive. Laws and regulations may be inconsistent from jurisdiction to jurisdiction, which may increase the cost of compliance and doing business. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could make any of our products and services less attractive to our customers or cause us to change or limit our ability to sell our products and services. We have policies and procedures designed to ensure compliance with applicable laws and regulations, but we cannot assure you that our employees, contractors or agents will not violate such laws and regulations or our policies and procedures. In addition, any failure or perceived failure by us to comply with any laws, regulatory requirements, legal obligations, or policies relating to privacy, data protection, information security, or consumer protection may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups, or others, and could result in significant liability and otherwise materially and adversely affect our reputation and business.

We are subject to scrutiny under antitrust and competition laws.

We could be subject to scrutiny by various government agencies under the United States and other foreign laws and regulations, including antitrust and competition laws. These agencies could in the future allege that our actions violate the antitrust or competition laws of the United States, individual states, other countries, or otherwise constitute unfair competition. Our business agreements or arrangements with merchants or other companies could give rise to regulatory action or antitrust litigation, and the broad remit of our business could lead otherwise uncontroversial business practices to be deemed anticompetitive. Any claims or investigations could be costly, time-consuming, generate negative publicity, and substantial diversion of management attention, and could lead to reputational harm, significant monetary judgments against us, or require the alteration of business practice, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

As of September 30, 2024, over 99% of our revenue came from Taiwan. Changes in Taiwan, U.S. and foreign tax laws, as well as the application of such laws, could adversely impact our financial position and operating results.

We launched OwlPay in 2023, and as of September 30, 2024, over 99% of the revenue from payment services came from Taiwan. Similarly, our revenue from other non-payment services in overseas markets as of September 30, 2024 was less than 1%. We are subject to complex tax laws and regulations in Taiwan, the United States, and various foreign jurisdictions. All of these jurisdictions have in the past and may in the future alter their corporate income tax rates and other income tax laws which could increase our future income tax provision. Our tax liability determination is subject to review and audit by the applicable U.S. and foreign tax authorities, and could be challenged by such tax authorities. An adversely decided challenge could hurt our operating results and financial condition.

Determining our worldwide tax provision and other tax liabilities requires significant judgment and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is complex and uncertain. Moreover, as a multinational business, we have subsidiaries that engage in many intercompany transactions in various tax jurisdictions, and each jurisdiction’s tax authority could interpret applicable tax laws in divergent and even conflicting ways. The tax authorities of the jurisdictions in which we operate may challenge our tax treatment of certain items or the methodologies we use, which could impact our worldwide effective tax rate and harm our financial position and operating results.

We also are subject to non-income taxes, such as payroll, sales, use, value-added, digital services, net worth, property, and goods and services taxes in the United States and various foreign jurisdictions. Specifically, we may be subject to new allocations of tax as a result of increasing efforts by certain jurisdictions to tax activities that may not have been subject to tax under existing tax principles. Companies such as ours may be adversely impacted by such taxes. Tax authorities may disagree with certain of our positions and impose additional tax liabilities that could have an adverse effect on our operating results and financial condition.

Because of the foregoing factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may harm our operating results in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

We and our merchants may be subject to sales reporting and recordkeeping obligations on companies that engage in or facilitate e-commerce to improve tax compliance.

The U.S. federal government, states, and foreign governments have implemented or are currently implementing reporting or recordkeeping obligations on companies that engage in or facilitate e-commerce to improve tax compliance. We have endeavored to meet known requirements and expect that further modifications may be required to comply with future requirements, which may change our merchant experience and increase operational costs. Any failure on our part to conform with these reporting and recordkeeping obligations could result in substantial monetary penalties and other sanctions, impact our ability to do business in certain jurisdictions, and materially and adversely affect our business, financial condition, results of operations and prospects.

Our consolidated balance sheets may not contain sufficient amounts or types of regulatory capital to meet the changing requirements of our various regulators worldwide, which could adversely affect our business, operating results, and financial condition.

Effective management of our capital and liquidity is critical to our ability to operate our businesses, to grow organically and to pursue our strategy. As a regulated and licensed entity in various jurisdictions, we are required to possess sufficient financial soundness and strength to adequately support our regulated affiliate entities. The maintenance of adequate capital and liquidity is also necessary for our financial flexibility in the face of turbulence and uncertainty in the global economy. We may from time to time incur indebtedness and other obligations which could make it more difficult to meet these capitalization requirements or any additional regulatory requirements.

Although we are not a bank holding company for purposes of U.S. law or the law of any other jurisdiction, as an international provider of financial services and in light of the changing global regulatory environment, we could become subject to new capital requirements introduced or imposed by the U.S. and international regulators. Changes to applicable current or future capital and liquidity requirements could require us to raise additional regulatory capital or hold additional liquidity buffers. If we are unable to raise the requisite regulatory capital, we could be forced to reduce the amount of its risk exposure amount or business levels, restrict certain activities or dispose of core and other non-core businesses, which may not occur on a timely basis or at attractive prices. A prolonged inability to raise sufficient regulatory capital could adversely impact the market’s trust in our long-term viability and may drive merchants to engage our competitors for their payment needs. As a result of stricter liquidity requirements or higher liquidity buffers, we could be forced to optimize our funding composition, resulting in potentially higher funding costs and the need to maintain liquid asset buffers that yield lower returns than less liquid assets. Additionally, if we cannot effectively manage our liquidity position, we may not be able to meet our short-term financial obligations. Any changes that limit our ability to manage effectively our balance sheet, liquidity position and capital resources going forward, or to access funding sources, could have a material adverse impact on our financial position, regulatory capital position and liquidity provision.

As a financial institution licensed to engage in money transmission in the United States, we are subject to strict rules governing how we hold customer fiat currency and digital assets. We maintain complex treasury operations to manage and move customer fiat currency and digital assets across our platforms and to comply with regulatory requirements. However, it is possible we may experience errors in fiat currency and digital asset handling, accounting, and regulatory reporting that lead us to be out of compliance with these requirements.

We may from time to time become a party to litigation, regulatory scrutiny, government inquiries and other legal or administrative disputes and proceedings that may materially and adversely affect us.

The volume and significance of disputes and government inquiries could increase as our products, services and business expand in complexity, scale, scope and geographic reach. Any regulatory inquiry or legal proceedings would be costly, time-consuming, disruptive to our operations, and potentially generate negative publicity and reputational harm, regardless of the outcome. In case of an adverse verdict, we could be forced to pay substantial monetary judgments, prevented or limited from offering certain products or services; forced to change our business practices or customer agreement terms in ways that may increase costs or reduce revenues; delay or preclude planned transactions or product launches or improvements; or suspend or terminate parts of our operations. Determining legal reserves or possible losses from legal matters involves significant estimates and judgments and may not reflect the full range of uncertainties and unpredictable outcomes. We may be exposed to losses in excess of the amount recorded, and such amounts could be material. If our estimates and assumptions change or prove to have been incorrect, this could have a material adverse effect on our business, financial position, results of operations or cash flows.

Increased focus on our environmental, social, and governance responsibilities have and will likely continue to result in additional costs and risks, and may adversely impact our reputation, employee retention, and willingness of customers and partners to do business with us.

Investors, regulators, customers, employees and other stakeholders are increasingly focused on environmental, social, and governance (“ESG”) matters. Fulfilling our ESG commitments, initiatives, and objectives may require additional investments and costs, and successful attainment of these goals is not assured. If we are unsuccessful, or perceived to be unsuccessful, in our efforts or if any of our ESG commitments, initiatives, or goals are revised, our reputation and ability to attract and retain employees could be harmed, and we may be negatively perceived by investors or our customers.

Should our required or voluntary ESG disclosures increase, we could also be criticized or face claims regarding the accuracy, adequacy, or completeness of such disclosures and our reputation could be negatively impacted, or we could face claims regarding our policies and programs. Additionally, regulatory requirements regarding carbon emissions disclosures and other ESG matters may increase compliance burdens on our business and supply chain, and may increase our operating costs.

Further, we may be subject to criticism from ESG detractors for our initiatives and revisions, including contentious or punitive actions, including anti-ESG legislation, boycotts, and adverse media campaigns, which could detrimentally affect our reputation, business, financial results and growth.

We may be subject to governmental export and import controls, which could impair our ability to compete in international markets and subject us to liability if we violate the controls.

Geopolitical and trade tension between leading global economies have led to the imposition of tariff and non-tariff trade barriers and sections, including export and import control restrictions against certain countries and private companies. Increased use of export and import control restrictions, particularly those that target certain countries or entities, or any expansion of the extraterritorial jurisdiction of export control laws may hinder our ability to compete globally. Additionally, measures adopted by an affected country to counteract impacts of another country’s actions or regulations could generate significant legal liability or financial losses to multinational corporations, including our own.

Foreign government initiatives to restrict or ban access to our products in their countries could seriously harm our business.

Foreign governments may censor or restrict access to our products in their respective countries, require data localization, or impose other laws or regulations that would be difficult or even impossible for us to comply with, or would require us to rebuild our products or the infrastructure for our products. Access restrictions to our products due to foreign government actions or initiatives, or any withdrawal by us from certain countries because of such actions or initiatives, would adversely affect our monthly active users, including by providing our competitors an opportunity to penetrate inaccessible geographic markets. Thus, our consumer growth, retention, and engagement may be seriously harmed, and we may not be able to maintain or grow our revenue as anticipated, which would materially affect our business.

Risk Related to Third Parties

We have in the past, and may in the future, enter into partnerships, collaborations, joint ventures or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties, or if these third parties fail to deliver certain operational services, our business, operating results and financial condition could be adversely affected.

We have previously, and may in the future, enter into partnerships, collaborations, joint ventures or strategic alliances with third parties that may be essential to our development, operation and enhancement of our products and provision of our services. We currently partner with third-party service providers in enabling various payment options for our customers, including via cash, credit card and stablecoins. For example, we partner with USDC issuer, digital assets exchanges or settlement providers (including Circle, Coinbase Prime, Bridge XYZ and MoneyGram) to facilitate the conversion from fiat currency to USDC, and vice versa, in connection with our on/off-ramp services between fiat currency and USDC. See “Business—Our Partnerships.”

It may cost us substantial time and resources to identify and negotiate strategic relationships with third parties, as well as maintaining our relationship and further strengthening our cooperation with mission-critical third-party partners. These efforts could be complex and divert management attention, but may not yield anticipated benefits in a timely fashion or at all.

While we evaluate a broad range of factors in assessing potential partners, including the counterparties’ reputation, operating results and financial condition, operational ability to satisfy our and our customers’ needs in a timely manner, efficiency and reliability of systems, certifications costs to us or to our customers, and licensure and compliance status, these parties may not fulfill our or our customers’ needs, and thus may adversely affect our ability to deliver products and services to customers, and adversely impact our business, operating results and financial condition. These counterparties may have interests or objectives that are, or that may become, inconsistent with our own interests or objectives, and may leave us susceptible to additional risks if the third party becomes the subject of negative publicity, faces its own litigation or regulatory challenges, or encounters other adverse circumstances.

Our partners may decide to halt relationships with us for any or no reason, and we may not be able to establish alternative partnerships providing similar functionalities in a timely fashion, or at all. Conflicts may arise between us and our partners regarding issues such as the interpretation of significant terms under our agreement, which could lead to time-consuming and potentially costly litigation or arbitration proceedings. In some cases, we rely on single-source partnership relationships for provision of certain of our services offerings and products functionalities. For example, we primarily collaborate with NIUM to provide fiat currency exchange and payment services across various fiat currencies. If we fail to secure relationships with certain partners, our products and services, including the delivery of payment services via certain payment options or channels or to or from certain regional markets, could be impaired. If we fail to provide a broad scope of payment services due to the lack of certain partnership relationships, our ability to compete in the marketplace or to grow our revenue could be harmed and our financial condition could be adversely affected.

Providers of payment solutions, including us, depend on both direct and sponsored membership in payment networks and compliance with payment network rules, or relationships with sponsoring financial institutions to provide access to those networks. Changes to payment card networks or bank fees, rules or practices could harm our business.

Some of the transactions we process are through international credit and debit card, bank or other payment networks, which mandate compliance with the requirements of those payment networks. If we fail to comply with payment network rules or if our relationship with those networks or sponsors deteriorates, those payment networks or sponsors could terminate or suspend our access or impose fines.

Rules of these payment networks govern all aspects of network transactions, including fees and other practices and are subject to changes. Payment networks have from time to time increased the fees and assessments for transactions that access their networks, including imposing special fees or assessments for transactions that are executed through digital wallets. We may bear additional costs as our payment processors may have the right to pass any fee and assessment increases on to us by increasing their own processing fees. Any increase in interchange fees, special fees, or assessments for transactions that we pay to the networks or our payment processors could make our pricing less competitive, increase our operating costs and reduce our operating income, which could materially harm our business, financial condition and results of operations. Card networks also promulgate operating rules, including mandatory technology requirements that could subject us to additional compliance costs and various fines and penalties.

Sufficiently material violations of network rules risk damaging our relationship with the payment networks such that these networks may be less willing to expand their relationship with us. Our failure to comply with the payment card network rules, or the deterioration in our relationships with the payment networks for any other reason, could also result in the restriction, suspension or termination of our licenses to acquire payment transactions in various jurisdictions, or to act with sponsoring banks to use their acquiring licenses. Should this occur, we would be unable to process transactions using the relevant payment network in the relevant jurisdiction, which could have a material adverse effect on our business, financial condition and results of operations.

The network rules may also increase the cost of, impose restrictions on, or otherwise impact the development of, our products and services which may negatively affect product deployment and adoption. The networks could adopt new operating rules or interpret or re-interpret existing rules that we may find difficult or impractical to follow or costly to implement, which could require significant changes to our products, increase our operational costs and negatively impact our business. Furthermore, as payment networks have become increasingly focused on proprietary technology and seek to provide value-added services, there may be an increasing likelihood of conflict of interest between us and the payment networks that could harm our business.

We rely on bank relationships to provide our payments and custodial services. Loss of a critical banking or insurance relationship could adversely impact our business, operating results and financial condition.

We rely on certain bank relationships to for various functions of our services, including clearing of payments and custody of customer funds. We could encounter difficulties in establishing or maintaining these banking relationships due to various factors including instability in the global banking system, increasing regulatory uncertainty and scrutiny, or our banking partners’ policies. If we lose these banking partners or if these banking partners impose operational restrictions, the resulting inability for us to utilize other financial institutions may disrupt business activity and create regulatory risks. Additionally, financial institutions may decide not to provide, or may be prohibited from providing financial services to our operations related to digital assets or the blockchain economy generally, due to evolving regulatory policies, the general risks associated with digital assets or other adverse events. If these financial institutions limit or end their activity related to digital assets, there could be temporary delays in or unavailability of services in such country that are critical to our operations, or general disruption to the blockchain economy which may adversely impact our business, operating results and financial condition.

For our operations in the United States, we rely on insurance carriers to cover certain customer losses resulting from breaches of our physical security, cybersecurity, or theft by employees or third parties. Additionally, we hold surety bonds as mandated by our MTLs in certain jurisdictions, which would provide protection to our consumers using our payment products and services against potential financial losses if we are unable to fulfill our obligations. Our ability to maintain these forms of insurance is subject to the insurance carriers’ ongoing underwriting criteria and there could be no assurance that we would be able to continue maintaining appropriate insurance coverage.

We currently rely on third-party service providers for many aspects of our operations, including the processing of transaction data and settlement of funds to us and our customers, and any interruptions in services provided by these third parties may impair our ability to support our customers.

For many aspects of our business operations, we depend on our partners and other third-party service providers for many aspects of our business operations, including payment networks, banks, payment processors, and third-party payment gateways that link us to the payment card and bank or blockchain-based clearing networks to process transactions; digital assets custodial service providers; and external business partners and contractors who provide other key functions (e.g., information technology and data center). See “—We have in the past, and may in the future, enter into partnerships, collaborations, joint ventures or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties or if these third parties fail to deliver certain operational services, our business, operating results and financial condition could be adversely affected.” Thus, we are susceptible to various risks inherent in relying on third parties.

Our third-party service providers could suffer interruptions or outages in their services provision to us, refuse to process transactions or any or all services to us on acceptable terms or at all, provide services with reduced functionality, or impose additional costs or requirements on us. Any of these foregoing situations could disrupt our operations and ability to support our customers, and materially and adversely affect our business, financial condition, results of operation and prospects. Further, if any of the foregoing situations were to occur, we may be unable to procure an adequate alternate provider in a timely and efficient manner and on acceptable terms, if at all, which could also materially and adversely affect our business. Additionally, our relationships with third-party service providers inherently involve a lesser degree of control over their business operations, governance and compliance, which potentially increases our financial, legal, reputational and operational risk.

If our third-party service providers fail to comply with applicable laws or regulations, our reputation, business, financial condition and results of operations may be materially and adversely affected.

We may work closely with our third-party service providers as part of our operations and delivery of our products and services, including, in connection with our services, sharing data of our customers with certain third-party service providers in accordance with our privacy policies, agreements and applicable laws. If our third-party service providers engage in activities that are negligent, fraudulent, illegal or otherwise harm the trustworthiness and security of our platform, fail to comply with any laws, regulations, professional code of conduct and practice standards or government requirements, become subject to regulatory investigations, enforcement actions, fines or penalties, or cause any property damage or personal injuries, we may, either directly or by association with such third-party service provider, suffer corresponding loss of business and revenue, reputational harm, liabilities, or be subject to regulatory scrutiny, investigation or actions.

If one or more of our counterparty financial institutions default on their financial or performance obligations to us or fail, we may incur significant losses.

In connection with our payment products and services, our customers’ funds may be held with our business partners or at accounts of depositary institutions as necessary steps for the payments clearing and settlement. At any given time, significant amounts of cash, cash equivalents, or other investments of ours or our customers may be on deposit or in accounts with banks or other financial institutions in the United States and abroad. Therefore, we may be exposed to the risk of default on obligations by, or deteriorating operating results or financial condition or failure of, these counterparty financial institutions. In the case that any of our counterparty financial institutions were to become insolvent, placed into receivership or file for bankruptcy, we may have limited recourse against such counterparty financial institutions to recover losses incurred as a result of default or to access or recover assets that are deposited, held in accounts with, or otherwise due from, such counterparty due to the insufficiency of the failed institutions’ estate to satisfy all claims in full or the applicable laws or regulations governing the insolvency, bankruptcy or resolution proceedings. In the event of default on obligations by, or the failure of, one or more of these counterparties, we could incur significant losses, which could negatively impact our results of operations and financial condition. While we explicitly disclaim any liabilities in our agreements with our customers using our payment products and services in such case of counterparty financial institutions default, we may nevertheless be subject to customers’ claims for losses and costly litigation, as well as potential regulatory scrutiny, investigation or actions.

We rely on AWS, a third-party cloud system, for the vast majority of our computing, storage, bandwidth, and other services. Any service interruption of the third-party cloud system’s operating systems, networks and hardware or could disrupt or interfere with our operations.

Our platform depends on the efficient and uninterrupted operation of third-party cloud systems for computing, storage, bandwidth and other service needs. We currently run the vast majority of our computing on the third-party cloud systems including AWS. We have also built our software and computer systems to use computing, storage capabilities, bandwidth and other services provided by such third-party cloud systems. Interruptions, outages and delays in these third-party cloud systems’ operating systems, networks or hardware, or other disruptions of or interference with our use of these cloud operations could materially hinder our ability to operate and limit the functionality or accessibility of our various products and services. This in turn could damage our reputation and brand, significantly disrupt the operations of our customers, cause us to lose customers and adversely affect our business and results of operations.

We currently primarily rely on AWS for the provision of cloud system and services. Any third-party cloud system that we use now or in the future may take actions beyond our control that could seriously harm our business, including: (i) discontinuing or limiting our access to its cloud platform; (ii) increasing pricing terms; (iii) terminating or seeking to terminate our contractual relationship altogether; (iv) establishing more favorable relationships or pricing terms with one or more of our competitors; and (v) modifying or interpreting its terms of service or other policies in an unfavorable manner to us. The third-party cloud systems generally have broad discretion to change and interpret their terms of service and other policies with respect to us and alter how we are able to process data on their cloud platforms, which could adversely affect our operations. We may face substantial technical difficulty and incur significant time and expense if we decide to transition away from a third-party cloud systems provider, and such transition may not be successful or feasible. We may also see increased hosting costs if our customer base further expands, and we cannot assure you that our business revenue would grow in parallel. Any continued expansion in our customer base and future development in business model may also require us to incur substantial investments in our technology infrastructure and reduce reliance on third-party cloud systems, and we cannot assure you that such investments in technology infrastructure would succeed.

We depend on major mobile operating systems and third-party platforms for the distribution of certain products, such as Google Play, the Apple App Store, or other platforms. Any interruption or deterioration in our relationship with such entities may negatively impact our business.

Our products and services are distributed via multiple distribution platforms. Our mobile apps-based products, including OwlPay Wallet Pro, OwlNest, OwlTing Market, OwlJourney and OwlTing Experiences, are dependent on third-party global application distribution platforms for downloads, including Apple App Store and Google Play. Demand for our other products such as OwlPay may depend on their ability to be distributed through or integrated with other third-party platforms such as Shopify. Maintaining successful relationships with such third-party distribution platforms is essential to the success of our business.

The promotion, distribution and operation of our products are dependent on these distribution platforms’ standard terms and policies, which may be subject to the interpretation of, and frequent changes by, these distribution platforms. There could be no assurance that these third-party platforms will continue supporting our products or services, or that our customers will be able to continue accessing our products or services. Any changes, bugs, technical or regulatory issues with third-party platforms, our relationships with the third-party distribution platforms, or changes to their terms of service or policies could degrade our products’ functionalities, reduce or eliminate our ability to distribute our products, give preferential treatment to competitive products, limit our ability to deliver high-quality offerings, or impose fees or other charges, any of which could affect our product usage and harm our business.

Risks Related to Doing Business in Taiwan

Our Taiwan subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy the liquidity requirements.

As an exempted company with limited liability incorporated under the laws of the Cayman Islands structured as a holding company, the Company may require dividends and other distributions on equity from our Taiwan subsidiaries to satisfy our liquidity requirements. Current Taiwan regulations permit our Taiwan subsidiaries to pay dividends to their respective shareholders only from its accumulated profits, if any, which shall first comprise previous losses and set aside at least 10% of its accumulated profits each year as a statutory reserve. These reserves are not distributable as cash dividends. Furthermore, if any of our Taiwan subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our Taiwan subsidiaries to distribute dividends or to make payments to us may restrict our ability to satisfy our liquidity requirements. In addition, the dividend payments by our Taiwan subsidiaries to us shall be subject to a withholding tax of 21% under current Taiwan tax law.

Our Taiwan subsidiaries are subject to foreign exchange control imposed by Taiwan authorities, which may affect the paying dividends, repatriating the interest or making other payments to us.

Currently, Taiwan regulates only those foreign exchange transactions that involve currency conversion from NTD to foreign currency or from foreign currency to NTD (collectively, “Regulated Transactions”). Generally, Regulated Transactions involving NTD 500,000 or more shall be declared to the Central Bank of Taiwan. Furthermore, (i) for a single remittance of Regulated Transaction involving NTD equivalent to US$1 million or more, relevant documents shall be verified by banks before such transactions can be processed, and (ii) if the annual accumulated settlement amount of Regulated Transactions exceeds US$50 million, such foreign exchange settlement is subject to the approval of the Central Bank of Taiwan. The Taiwan government may impose further foreign exchange restrictions in certain emergency situations, where the Taiwan government experiences extreme difficulty in stabilizing the balance of payments or where there are substantial disturbances in the financial and capital markets in Taiwan. If our payment-related products and services, or the dividend payments or other payments by our Taiwan subsidiaries to us, involve the currency conversion from NTD to a foreign currency, such conversion would be subject to the foregoing foreign exchange control.

We may be required to obtain approvals from the Taiwan authority for investment in our Taiwan subsidiaries if the shareholding by any PRC person reaches the threshold for such approval.

Under current Taiwan laws, regulations and policy, the shareholder of a Taiwan subsidiary will be required to obtain approval from the Department of Investment Review, Ministry of Economic Affairs of Taiwan for its investment in its Taiwanese subsidiary if more than 30% of its capital is directly or indirectly owned by, or beneficially owned by any PRC person or it is under control by any PRC person. Failure to obtain such approval, if needed, may subject us to a Taiwan authority’s monetary penalty of from NTD120,000 to NTD25,000,000 and be ordered to rectify within a specific timeline; if such approval is not applied for, the Taiwan authority may order investment withdrawal and operations in Taiwan to be suspended.

Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of Taiwan laws, regulations and policies may materially and adversely affect our daily operations.

In accordance with the relevant Taiwan laws and regulations, we are required to maintain various approvals, licenses, permits and filings to operate our business. Such approvals, licenses, permits and filings may include a license as an electronic payment institution in connection with providing electronic payment services, if our business triggers the requirement to obtain such license under the relevant laws in Taiwan. Whether such approvals, licenses, permits and filings are obtained is subject to satisfactory compliance with, among others, the applicable laws and regulations. If we are unable to obtain any of such licenses and permits or extend or renew any of the current licenses or permits upon expirations, or if we are required to incur significant additional costs to obtain or renew such licenses, permits or approvals, our daily operations could be materially and adversely affected.

Cross-Straits relationship imposes macroeconomic risks which could negatively affect our business.

We conduct business in Taiwan through our subsidiaries, OBOOK Inc., OWLSTAY Inc., OWLTING Travel Service Inc. and PayNow. As of September 30, 2024, over 99% of our revenue came from Taiwan. Our office and substantially all of our assets are located in Taiwan. Accordingly, our business, financial condition and results of operation may be affected by potential economic, social and/or geopolitical issues in or affecting Taiwan which are outside of our control.

Taiwan has a unique international political status. Although Taiwan and the PRC have established significant economic and cultural relationships in recent years, the PRC government asserts sovereignty over the PRC and Taiwan, does not recognize the legitimacy of the government of Taiwan, and has refused to renounce the possibility of using force at some point to gain control over Taiwan. Sanctions against Taiwanese entities or persons, and military blockage or actions from the PRC, may significantly harm Taiwan’s economy. The financial markets have viewed certain past developments between Taiwan and the PRC as occasions to depress general market prices of the securities of Taiwanese or Taiwan-related companies. Any cross-straits tension may negatively impact the local economic and political environment, which could in turn materially and adversely affect our business, financial condition and results of operations.

Risks Related to the American Depositary Shares

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to holders of our ADSs and could subject us to litigation.

The trading prices of our ADSs are likely to be volatile and fluctuate widely due to various factors, many of which are beyond our control. The stock market in general and the market for technology companies and blockchain technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell ADSs at or above the price paid for the shares. The market price for ADSs may be influenced by many factors, including: actual or anticipated variations in our operation results or earnings that are not aligned with market or securities research analyst expectation; changes in financial estimates by us or by securities research analyst; regulatory developments, including new laws and regulations issued and the overall trend of government enforcement actions; announcements made by us or our competitors of new product and service offerings, technologies, acquisitions, divestitures, strategic relationships, joint ventures or capital commitments; announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us; additions to or departures of our management or other key personnel; publication of operating or industry metrics by third parties, including government statistical agencies, that differ from industry or securities research analysts expectations; changes in pricing by us or our competitors; actual or perceived general industry, regulatory, economic and business conditions and trends; changes as a result of the COVID-19 pandemic, or similar macroeconomic events; investors’ general perception of our company and our business; stock market price and volume fluctuations of comparable companies, particularly those operating in the blockchain and digital asset platform sectors; and sales or perceived potential sales or other dispositions of existing or additional ADSs by directors and officers or specific shareholders.

Any of these factors may result in large and sudden changes in the volume and trading prices of our ADSs. Additionally, the stock market has from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies and industries, which may significantly affect the trading prices of our ADSs. Furthermore, in the past, shareholders have initiated class action lawsuits against companies following periods of volatility in the market price of a company’s securities. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention from our day-to-day operations, which could harm our business. If adversely determined, the class action suits may have a material adverse effect on our financial condition and results of operations.

Substantial future sales or perceived potential sales of our ADSs or other equity or equity-linked securities in the public market, including by our existing shareholders, could cause the price of our ADSs to decline significantly.

Future sales of our ADSs or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. All of our Class A Common Shares represented by ADSs will be freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act. The Class A Common Shares held by our affiliates and other shareholders will also be available for sale, subject to [any lock-up arrangement with the underwriters for a period after the consummation of this offering] and volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act, under sales plans adopted pursuant to Rule 10b5-1 or otherwise. Future sales of a substantial number of our ADSs in the public market could result in a significant decline in the public trading prices of our ADSs and could impair our ability to raise capital through the sale or issuance of additional ADSs.

An active trading market for our ADSs on the Nasdaq might not be sustained and trading prices of our ADSs may fluctuate significantly.

We cannot guarantee that an active trading market for our ADSs on the Nasdaq will be sustained. If such an active trading market is not sustained, the market price and liquidity of our ADSs and/or our other securities could be materially and adversely affected. The public offering price for our ADSs in this offering was determined by negotiation between us and our advisors based on a number of factors, and we can provide no assurance that the trading prices of our ADSs after this offering will not decline below the public offering price.

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ADSs, the price of our ADSs could decline.

The trading market for our ADSs will rely in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and often differ from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, the price of our ADSs could decline. Moreover, the price of our ADSs could decline if one or more securities analysts downgrade our ADSs or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Our issuance of additional share capital in connection with financings, acquisitions, investments, equity incentive plans or otherwise will dilute all other shareholders.

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We expect to grant equity awards to directors and key employees under the Share Incentive Plan. The maximum aggregate number of the Class A Common Shares that may be issued under the Share Incentive Plan shall be 10,000,000 class A Common Shares. See “Management — Share Incentive Plan”. Additionally, we may raise capital through equity financings in the future. As part of our business strategy, we may make or receive investments in companies, solutions or technologies and issue equity securities to pay for such acquisitions or investments. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of ADSs to decline.

Our CEO has control over key decision-making as a result of his control of a majority of the voting rights of our outstanding common shares.

As of the date of this offering, Darren Wang, our founder and CEO, is able to exercise voting rights with respect to % of the voting power of our outstanding shares through his direct and indirect holding of 722,140 Class A Common Shares and 36,150,000 Class B Common Shares. Therefore, he has the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. This concentrated control could discourage, delay or prevent a change of control, merger, consolidation, or sale of all or substantially all of our assets that our other shareholders support, or conversely this concentrated control could result in the consummation of such a transaction that our other shareholders do not support. This concentrated control could also discourage a potential investor from acquiring Class A Common Shares, each of which has one vote, compared to each Class B Common Share with ten votes, and might harm the trading price of ADSs.

In addition, as our CEO, Darren Wang has control over the day-to-day management and major strategic investments of our company, subject to authorization and oversight by the Company’s board of directors. In the event of his death, the Class A Common Shares and the Class B Common Shares that Darren Wang owns will be transferred to the persons or entities that he has designated. As a board member and officer, Darren Wang owes a fiduciary duty to our shareholders and must act in good faith in a manner he reasonably believes to be in the best interests of our shareholders. As a shareholder, even a controlling shareholder, Mr. Wang is entitled to vote his shares in his own interests, which may not always be in the interests of our shareholders generally.

We will be a “controlled company” within the meaning of the rules of Nasdaq and the rules of the SEC and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of other companies that are subject to such requirements.

We will be a “controlled company,” as defined under the rules of the Nasdaq, since Darren Wang, our founder and CEO, will have [(i)   % of the total voting power of the Company, assuming the underwriters do

not exercise their over-allotment option, or (ii)   % of the total voting power of the Company, assuming the underwriters exercise their over-allotment option in full]. For so long as we remain a controlled company under this definition, we are permitted to elect to rely, and currently intend to rely, on certain exemptions from corporate governance rules, including the exemption from the requirements that:

•	a majority of our board of directors consist of “independent directors” as defined under the rules of Nasdaq;

•	our director nominees be selected, or recommended for our board of directors’ selection, by a nominating/governance committee comprised solely of independent directors; and

•	the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors.

Following this offering, we intend to rely on these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ADSs.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not intend to pay any cash dividends on our common shares in the foreseeable future. Furthermore, any determination to pay dividends in the future will be at the discretion of the Company’s board of directors. Even if the Company’s board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the Company’s board of directors. Accordingly, you may need to rely on a price appreciation of ADSs, which may never occur, as the only way to realize any future gains on your investment.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company,” we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; we will be exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and we will not be required to hold non-binding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

We may be an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (i) we have more than $1.235 billion in annual revenue in any fiscal year, (ii) the market value of common shares that is held by non-affiliates exceeds $700 million as of the last business day of the most recently completed second fiscal quarter, or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period.

The exact implications of the JOBS Act are subject to interpretation and guidance by the SEC and other regulatory agencies, and we cannot assure that we will be able to take advantage of all of the benefits of the

JOBS Act. In addition, investors may find our ADSs less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our share price may decline or become more volatile. Furthermore, our costs of operating as a public company may increase when we cease to be an “emerging growth company.”

As a foreign private issuer in the United States, we are permitted to, and will, rely on exemptions from certain Nasdaq corporate governance standards, which may afford less protection to holders of our ADSs.

As a foreign private issuer, we are exempted from certain corporate governance requirements of Nasdaq. We are required to provide a brief description of the significant differences between our corporate governance practices and the Nasdaq corporate governance practices required to be followed by domestic U.S. companies listed on Nasdaq. The standards applicable to us are considerably different from the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board of directors be independent (although all of the members of the audit committee must be independent under the Securities Act);

•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors; or

•	have regularly scheduled executive sessions with only independent directors.

We intend to continue to rely on some of these exemptions. As a result, holders of our ADSs may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

As a foreign private issuer in the United States, we are exempt from certain U.S. proxy rules and disclosure requirements under the Exchange Act, which may afford less protection to holders of our ADSs than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer in the United States, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act and the rules relating to selective disclosure of material non-public information under Regulation FD under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. For example, in addition to annual reports with audited financial statements, domestic U.S. companies are required to file with the SEC quarterly reports that include interim financial statements reviewed by an independent registered public accounting firm and certified by the companies’ principal executive and financial officers. By contrast, as a foreign private issuer, we are not required to file such quarterly reports with the SEC or to provide quarterly certifications by our principal executive and financial officers. As a result, holders of our ADSs may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, the next determination with respect to us will be made on June 30, 2025. In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities are directly or indirectly owned by U.S. residents and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

The voting rights of holders of our ADSs are limited by the terms of the Deposit Agreement.

Holders of our ADSs may exercise their voting rights with respect to the common shares underlying their ADSs only in accordance with the provisions of the Deposit Agreement. Upon receipt of voting instructions from them in the manner set forth in the Deposit Agreement, the depositary for our ADSs will endeavor to vote their underlying common shares in accordance with these instructions. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their common shares to allow them to cast their votes with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but they may not receive the voting materials in time to ensure that they can instruct the depositary to vote the common shares underlying their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any vote. As a result, holders of our ADSs may not be able to exercise their rights to vote and they may lack recourse if the common shares underlying their ADSs are not voted as they requested.

The depositary for our ADSs will give us a discretionary proxy to vote our common shares underlying the ADSs if holders of these ADSs do not give voting instructions to the depositary, except in limited circumstances, which could adversely affect the interests of holders of our ADSs.

Under the Deposit Agreement, the depositary will give us a discretionary proxy to vote the common shares underlying the ADSs at shareholders’ meetings if holders of these ADSs do not give voting instructions to the depositary, unless:

•	[we have failed to timely provide the depositary with our notice of meeting;

•	the depositary has failed to timely provide holders of ADSs with a notice on vote and meeting and any solicitation materials;

•	we have informed the depositary that we do not wish such discretionary proxy to be given with respect to an agenda;

•	we have informed the depositary that there is substantial opposition existing with respect to such agenda; and

•	we have informed the depositary that such agenda, if approved, would materially and adversely affect the rights of shareholders.]

The effect of this discretionary proxy is that, if holders of our ADSs fail to give voting instructions to the depositary, they cannot prevent our common shares underlying their ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our common shares are not subject to this discretionary proxy.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems it expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

Holders of our ADSs may not receive distributions on our common shares or any value for them if it is illegal or impractical to make distributions available to them.

The depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on our common shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of our common shares that their ADSs represent. However, the depositary is not responsible for making these payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if the distribution consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for the distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, common shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available. These restrictions may materially reduce the value of the ADSs.

Rights of the holders of our ADS to pursue claims arising under the deposit agreement may be limited by the terms of the deposit agreement.

The deposit agreement governing the ADSs provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in New York, New York have exclusive jurisdiction to hear and determine claims arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, to the fullest extent permitted by law. The forum selection clause in the deposit agreement may limit the ADS holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not represent you are waiving compliance with federal securities laws and the rules and regulations thereunder.

Pursuant to the deposit agreement, the depositary may, in its sole discretion, elect to have any claim based on, arising out of or relating to the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby (with the exception of any specific federal securities law violation aspect to any claim against us and/or the depositary) referred to and finally resolved by an arbitration. Such arbitration may be, in the depositary’s sole discretion, conducted either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL) with the Hong Kong International Arbitration Centre serving as the appointing authority. If any related controversy, claim or cause of action were to be resolved through arbitration, it may be more costly to the claimant than holding the arbitration in other jurisdictions or having a smaller number of arbitrators required as the claimant may prefer, which could potentially put any claimant who does not have enough monetary or other resources as we do at a disadvantage. If an arbitration process is elected, the access to information relevant to the controversy, claim or cause of action may be more limited than in court proceedings.

Furthermore, the deposit agreement governing the ADSs provides that the ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the Class A Common Shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a pre-dispute contractual waiver of jury trial is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by the United States District Court for the Southern District of New York or a state court in New York County, New York. In determining whether to enforce a pre-dispute contractual waiver of jury trial, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that holders of ADSs consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If any holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, holders or beneficial owners of ADSs may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.

Our shareholders may face difficulties in protecting their interests, and the ability of our shareholders, the SEC, the U.S. Department of Justice, and other U.S. authorities to bring actions against us may be limited in the foreign jurisdictions where we operate.

We are incorporated in the Cayman Islands and conduct a substantial portion of our operations in Taiwan through our subsidiaries. Most of our directors and substantially all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for our shareholders (including holders of our ADSs) to bring an action against us or against these individuals in the Cayman Islands or in Taiwan in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and Taiwan may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or Taiwan, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by the Company’s Second Amended and Restated Memorandum and Articles, and by the Companies Act as well as common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less-developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

In addition, the Company’s Second Amended and Restated Memorandum and Articles provides that the United States District Court for the Southern District of New York (or the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, and that the courts of the Cayman Islands are the exclusive forum for any derivative action or any other claim relating to our internal affairs. The forum selection clause in the Company’s Second Amended and Restated Memorandum and Articles may limit the ability of our shareholders (including holders of our ADSs) to bring a claim against us, our directors and officers and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits.

Furthermore, due to jurisdictional limitations, matters of comity and various other factors, the ability of U.S. authorities, such as the SEC and the U.S. Department of Justice, or the DOJ, to investigate and bring enforcement actions against companies may be limited in foreign jurisdictions, including Taiwan. Local laws may constrain our and our directors’ and officers’ ability to cooperate with such an investigation or action. Accordingly, without the consent of the competent Taiwanese securities regulators and relevant authorities, no organization or individual may provide documents or materials relating to securities business activities to overseas parties. As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors, our officers or our major shareholders, than they otherwise would with respect to a corporation incorporated in a jurisdiction in the United States. Shareholder protection through actions by the SEC, the DOJ and other U.S. authorities also may be limited.

We are a Cayman Islands holding company with no operations of our own and, as such, we depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.

Our ADSs are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries. As a holding company with no business operations, we have as our principal source of cash flow the distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

We are incorporated in Cayman Islands; Cayman Islands law differs from the laws in effect in the United States and may afford less protection to our shareholders.

We are a Cayman Islands incorporated public limited company. There is some uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. The United States and the Cayman Islands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters, and, accordingly, common law rules apply in determining whether a judgment of obtained in a U.S. court is enforceable in the Cayman Islands.

As a Cayman Islands company, we are governed by common law of the Cayman Islands, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of a Cayman Islands company generally are owed to the company only. Shareholders of Cayman Islands companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.

We may be or may become a passive foreign investment company, which could result in adverse U. S. federal income tax consequences to holders of our ADSs that are U.S. investors.

A non-U.S. corporation, such as our company, will generally be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are generally taken into account when determining the value of its assets.

Based on our current and projected income and assets, and projections as to the value of our assets immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are or were to become a PFIC, there may be adverse U.S. federal income tax consequences to holders of our ADSs that are U.S. investors. For example, if we are a PFIC for any taxable year during which any such U.S. investor holds our ADSs, such U.S. investor may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. You are urged to consult your own tax advisors concerning the U.S. federal income tax consequences of the application of the PFIC rules.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement include forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. These statements are based on the beliefs and assumptions of our management. Although we believe that our respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believe”, “estimate”, “expect”, “forecast”, “may”, “will”, “should”, “seek”, “plan”, “scheduled”, “anticipate” or “intend” or similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future business and financial performance, including our revenue, operating expenses and our ability to achieve profitability and maintain our future business and operating results;

•	future developments, trends and conditions in the industry and markets in which we operate;

•	our business strategy and plans, including our growth plans;

•	our expectations regarding the relationship with our third-party partners;

•	relevant government policies and regulations relating to our industry;

•	our ability to protect our systems and infrastructures from cyber-attacks;

•	the result of future financing efforts;

•	our expectation regarding the use of proceeds from this offering;

•	our dividend policy;

•	our future market position and growth prospects;

•	general economic conditions;

•	our ability to maintain the listing of our securities on the Nasdaq; and

•	any changes adversely affecting the business in which we are engaged.

Such forward-looking statements with respect to our revenues, earnings, performance, strategies, prospects and other aspects of the businesses are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of the business, future plans and strategies, anticipated events and trends, the economy and other future conditions that are subject to risks and uncertainties. These forward-looking statements are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability regarding future performance, events or circumstances. Many of the factors affecting actual performance, events and circumstances are beyond our control. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Should one or more of these risks or factors materialize, or should any of assumptions prove incorrect, actual results may vary in material respects from those anticipated in these forward-looking statements. There may be additional risks considered to be immaterial or which are unknown. It is not possible to predict or identify all such risks.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us, as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date.

All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of additional significant risk factors, may appear in our public filings with the SEC, which will be (as appropriate) accessible at www.sec.gov and which you are advised to consult. For additional information, please see the section titled “Where You Can Find More Information” on page 192.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately US$    (or US$    if the underwriters exercise their option to purchase additional ADSs from us in full), assuming an initial public offering price of US$     per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated expenses of the offering that are payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price per ADS would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and estimated commissions and expenses, by US$     million, assuming that the number of ADSs offered by us, as set forth on the cover of this prospectus, remains the same. Each increase (decrease) of 1,000,000 ADSs in the number of ADSs offered by us would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and estimated expenses, by approximately $     million, assuming no change in the assumed initial public offering price per share. Expenses of this offering will be paid by us.

We plan to use the net proceeds of this offering as follows:

•

approximately    %, or US$     million for organic growth of our payment business in our existing markets, including continued investments in our related research and development, sales and marketing and regulatory compliance capabilities;

•	approximately %, or US$ million for expansion of our payment business into new markets, including applying for and obtaining required licenses and establishing business partnerships network;

•

approximately   %, or US$     million for redemption of Class A Preferred Shares (for further information on the redemption of Class A Preferred Shares, see Note 15, “Preference share liabilities” to our consolidated financial statements included elsewhere in this registration statement); and

•	the balance for general corporate purposes, including working capital needs.

The foregoing represents our intentions as of the date of this prospectus with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

DIVIDEND POLICY

The board of directors of the Company has sole discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not anticipate paying any cash dividends on our Class A Common Shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the operation and expansion of our business.

The Company is a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in Taiwan, Hong Kong, Japan, the United States, Malaysia, Singapore and Thailand for our cash requirements, including any payment of dividends to our shareholders. Regulations in the jurisdictions where our subsidiaries incorporated may restrict the ability of our subsidiaries to pay dividends to us.

All of the shares represented by the ADSs that are the subject of the offering contemplated by this prospectus will generally have the same dividend rights as all of our other outstanding shares. However, the depositary may limit distributions based on practical considerations and legal limitations. See “Description of American Depositary Shares—Dividends and Other Distributions.”

If we pay any dividends on our Class A Common Shares, we will pay those dividends that are payable in respect of the underlying Class A Common Shares represented by the ADSs to the depositary, as the registered holder of such Class A Common Shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A Common Shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our Class A Common Shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our cash and restricted cash and our total capitalization as of September 30, 2024:

•	on an actual basis;

•

on a pro forma basis, to give effect to (i) the issuance of 270,270 of Class A Common Shares for proceeds of US$2 million in connection with our pre-IPO private placements in November and December 2024; and (ii) quarterly redemption of in aggregate     Class A Preferred Shares; and

•

on a pro forma as adjusted basis to further give effect to (i) the issuance and the sales of    Class A Common Shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$   per ADS, which is the midpoint of the estimated range of the initial public offering price set forth on the cover page of this prospectus, and after deducting underwriting discounts and commission and estimated offering expenses payable by us, assuming the underwriters do now exercise the option to purchase additional ADSs; and (ii) the redemption of the remaining     Class A Preferred Shares to be consummated shortly after the completion of this offering.

The information in this table should be read in conjunction with our audited financial statements and notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.

	As of September 30, 2024
	Actual	Pro Forma	As Adjusted
	US$’000	US$’000	US$’000
Cash and restricted cash	10,077

Short-term debt (current portion of long-term debt)
Long-term borrowings, current portion	345
Current preference share liabilities	406

Total short-term debt	751

Long-term debt (excluding current portions)
Long-term borrowings	917
Non-current preference share liabilities	1,669

Total long-term debt	2,586

Total indebtedness	3,337

Shareholders’ equity
Share capital	79
Advance receipts for share capital	9,173
Capital surplus	42,507
Accumulated deficit	(57,114)
Other equity	1,663
Non-controlling interest	4

Total shareholders’ equity	(3,688)

Total capitalization	(351)

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this prospectus.

Introduction

The following unaudited pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X.

In 2023, we acquired PayNow, a payment gateway company in Taiwan, for a total cash consideration of US$2.1 million, in order to further supplement our payment services offerings. We acquired a controlling interest of 52.94% of PayNow on May 1, 2023 (the “Acquisition Date”), through OwlPay Holdings, a wholly-owned subsidiary of the Company, for US$628,265 in cash and further acquired 46.44% on September 15, 2023 for US$1,517,730 in cash (collectively, the “Acquisition”).

The unaudited pro forma condensed consolidated statement of profit or loss and other comprehensive income (loss) for the year ended December 31, 2023 combines the historical statement of profit or loss and other comprehensive income (loss) of OBOOK Holdings Inc. and subsidiaries for the year ended December 31, 2023 and the historical statements of profit or loss and other comprehensive income of PayNow for the four months ended April 30, 2023 on a pro forma basis as if the Acquisition and related transactions had been consummated on January 1, 2023. The effect of the Acquisition is already reflected in the consolidated statement of financial position of OBOOK Holdings Inc. as of December 31, 2023.

The unaudited pro forma financial information has been presented for illustrative purposes only and is not necessarily indicative of financial position and results of profit or loss that would have been achieved had the acquisitions and related transactions occurred on the dates indicated. Further, the unaudited pro forma financial information may not be useful in predicting the future financial condition and results of profit or loss of the post-acquisition company. The actual financial position and results of profit or loss may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma financial information and is subject to change as additional information becomes available and analyses are performed. This information should be read together with the audited consolidated financial statements of OBOOK Holdings Inc. and subsidiaries and the audited financial statements of PayNow and related notes, as applicable, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information in this Registration Statement, which are incorporated herein by reference.

Accounting Treatment

The Acquisition is accounted for using the acquisition method. Acquisition-related costs are generally recognized in profit or loss as incurred. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in PayNow, and the fair value of the equity interest in PayNow we held previously over the net of the Acquisition Date amounts of the identifiable assets acquired and the liabilities assumed. Any contingent consideration payable is measured at fair value at the Acquisition Date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of contingent consideration are recognized in profit or loss.

Since the Acquisition occurred during the financial reporting period for the year ended December 31, 2023, the Company’s consolidated financial statement has already reflected PayNow’s financial performance from the Acquisition Date onward.

Basis of Pro Forma Presentation

On May 1, 2023, we acquired through OwlPay Holdings a 52.94% stake in PayNow for US$628,265 in cash, gaining control of PayNow. Following the Acquisition Date, PayNow’s assets, liabilities, and results have been consolidated in the Company’s consolidated financial statements. Acquisition-related costs, recognized as expenses when incurred, were insignificant.

On September 15, 2023, we acquired through OwlPay Holdings 46.44% stake in PayNow for US$1,517,730 in cash. The difference of US$1,129,728 between the cash consideration and the carrying amount of the equity interest acquired was recognized in the accumulated deficit.

The table below summarizes the estimated fair values of the acquired assets and liabilities as of the Acquisition Date.

(Expressed in United States dollars)
Purchase consideration
Cash paid	$628,265
Fair value of the identifiable assets acquired and liabilities assumed:
Cash and restricted cash	4,278,870
Other financial assets	5,961,325
Current assets, other than cash	135,227
Property, plant and equipment	40,034
Right-of-use assets	137,231
Intangible assets	208,211
Other non-current assets	54,073
Accounts payable	(52,948)
Lease liabilities current	(52,427)
Other current liabilities	(9,803,312)
Lease liabilities non-current	(87,220)
Other non-current liabilities, others	(31,298)
Noncontrolling interests	(446,786)

Total identifiable net assets acquired	340,980

Goodwill	$287,285

The following unaudited pro forma condensed consolidated statement of profit or loss and other comprehensive income (loss) for the year ended December 31, 2023 combines the historical statement of profit or loss and other comprehensive income (loss) of OBOOK Holdings Inc. and subsidiaries for the year ended December 31, 2023 and the historical statements of profit or loss and other comprehensive income of PayNow for the four months ended April 30, 2023 on a pro forma basis as if the Acquisition and related transactions had been consummated on January 1, 2023.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2023

(Expressed in thousand United States dollars)

	Historical Amount		Adjustment Amount	Notes	Pro Forma Amount
	OBOOK [a]	PayNow [b]
Revenue	6,399	1,432	(81)	c	7,750
Costs of revenue	(5,131)	(1,002)	80	c	(6,053)

Gross profit	1,268	430	(1)		1,697

Operating expenses:
Marketing and sales	(2,456)	(5)			(2,461)
General and administrative	(3,361)	(284)	(9)	c, d	(3,654)
Research and development	(2,230)	(21)			(2,251)

Total operating expenses	(8,047)	(310)	(9)		(8,366)

Net operating profit (loss)	(6,779)	120	(10)		(6,669)

Non-operating income and expenses
Interest income	96	3			99
Foreign currency exchange gains	88				88
Foreign currency exchange losses	(16)				(16)
Loss on financial liabilities at fair value through profit or loss	(144)				(144)
Loss on extension of preference share liabilities	(26)				(26)
Other losses	(24)				(24)
Other income	154				154
Finance costs	(137)	(2)			(139)

Total non-operating income and expenses	(9)	1			(8)

Profit (loss) before tax	(6,788)	121	(10)		(6,677)

Income tax benefit (expense)	7	(24)			(17)

Net profit (loss)	(6,781)	97	(10)		(6,694)

Other comprehensive income (loss):
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences on translation of foreign financial statements	(53)				(53)
Income tax related to components of other comprehensive income (loss) that will be reclassified to profit or loss	—				—

Components of other comprehensive income (loss) that will be reclassified to loss	(53)				(53)

Other comprehensive income (loss)	(53)				(53)

Total comprehensive income (loss)	(6,834)	97	(10)		(6,747)

Loss per share
Basic and diluted loss per share	(0.09)				(0.09)

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

The unaudited pro forma condensed consolidated statements of profit or loss and other comprehensive income (loss) for the year ended December 31, 2023 presents pro forma effect to the Acquisition as if it had been completed on January 1, 2023.

The unaudited pro forma condensed consolidated statements of profit or loss and other comprehensive income (loss) for the year ended December 31, 2023 has been prepared using, and should be read in conjunction with, the following:

•	OBOOK Holdings Inc. and subsidiaries’ audited consolidated financial statements for the year ended December 31, 2023 and related notes, which are incorporated herein by reference; and

•	PayNow’s audited financial statements for four months ended April 30, 2023 and related notes, which are incorporated herein by reference

The historical financial statements of OBOOK Holdings Inc. and subsidiaries and PayNow have been prepared in accordance with IFRS as issued by the IASB in both of their presentations and in the reporting currencies of United States dollars and New Taiwan dollars, respectively.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed consolidated financial statements have been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Acquisition are based on certain currently available information and certain assumptions and methodologies that our management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the differences may be material. We believe that our assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Acquisition based on information available to our management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial statements.

The unaudited pro forma financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Acquisition taken place on the dates indicated, nor are they indicative of the future financial consolidated results of operations or financial position of the post-Acquisition company.

The unaudited pro forma condensed consolidated financial statements do not reflect the income tax effects of the pro forma adjustments as based on the statutory rate in effect for the historical periods presented.

Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Statements

The following unaudited pro forma condensed consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X.

The Adjustments Amounts included in the unaudited pro forma condensed consolidated statement of profit and loss and other comprehensive income (loss) for the year ended December 31, 2023 are as follows:

(a)

Represents the historical figures of OBOOK Holdings Inc. derived from the audited consolidated statement of profit or loss and other comprehensive income (loss) for the year ended December 31, 2023, which included the result of the Acquisition of PayNow, meaning that the operating result after the Acquisition Date was reflected in the consolidated financial statements.

(b)

Represents the historical figures of PayNow derived from the audited financial statement of profit or loss and other comprehensive income for the four months ended April 30, 2023, which reflected the operating result of PayNow before the Acquisition. The audited financial statement of profit or loss and other comprehensive income of PayNow was expressed in New Taiwan dollars, and the revenue and expense accounts were translated into U.S. dollars using the average exchange rate for that period of NT$30.40 to US$1.00.

(c)

Reflects the elimination of the revenue of US$81,138 recognized in accordance with the agreement with PayNow to collect payments made by OBOOK Holdings Inc.’s customers from January 1, 2023 until the date ending prior to the Acquisition; and reflects the corresponding elimination of costs of revenue of US$80,220 and general and administrative expenses of US$918 that were historically recognized by OBOOK Holdings Inc. from January 1, 2023 until the date ending prior to the Acquisition.

(d)	Reflects the amortization expense of US$9,916 related to the intangible assets acquired from business combinations and amortized from January 1, 2023 until the date ending prior to the Acquisition.

Net Loss per Share

Represents the net loss per share calculated using the weighted average of OBOOK Holdings Inc.’s Common Shares outstanding, assuming the Acquisition was consummated on January 1, 2023. As the Acquisition and related transactions are being reflected as if they had occurred at the beginning of the period presented, the weighted average shares outstanding for basic and diluted net loss per share was not affected by the Acquisition. The basic and diluted loss per share for OBOOK Holdings Inc.’s Common Shares are calculated by net loss divided by the weighted average of OBOOK Holdings Inc.’s Common Shares outstanding in 2023 of 78,079,203 shares.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A Common Share is substantially in excess of the book value per Class A Common Share attributable to the existing shareholders for our presently outstanding Class A Common Shares.

Our net tangible book value as of    was approximately US$    million, or US$    per Class A Common Share as of that date and US$    per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per Class A Common Share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$    per Class A Common Share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-Class A common ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in pro forma net tangible book value after    , other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$    per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of    would have been US$    , or US$    per Class A Common Share and US$    per ADS. This represents an immediate increase in net tangible book value of US$    per Class A Common Share and US$    per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$    per Class A Common Share and US$    per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Class A Common Share	Per ADS
	(in $)	(in $)
Assumed initial public offering price
Historical net tangible book value as of
Increase in net tangible book value attributable to investors purchasing ADSs in this offering
Pro forma as adjusted net tangible book value as of
Dilution to new investors
Dilution to new investors per Class A Common Share outstanding (on ADS basis)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$    per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$    , the pro forma as adjusted net tangible book value per Class A Common Share and per ADS after giving effect to this offering by US$    per Class A Common Share and US$    per ADS, and the dilution in pro forma as adjusted net tangible book value per Class A Common Share and per ADS to new investors in this offering by US$    per Class A Common Share and US$    per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of     , the differences between existing shareholders and the new investors with respect to the number of Class A Common Shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per Class A Common Share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of Class A Common Shares does not include Class A Common Shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	ADSs Purchased			Class A Common Shares Purchased			Total Consideration			Average Price Per Class A Common Share	Average Price Per ADS
	Number	Percent		Number	Percent		Amount (in millions)	Percent
Existing shareholders			%			%	US$		%	US$	US$
New investors			%			%			%

Total		100%			100%		US$	100%		US$	US$

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of options outstanding as of the date of this prospectus. As of the date of this prospectus, we do not have any outstanding options.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Summary of Consolidated Financial Data and Operating Data”, our historical consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We have almost a decade of experience applying blockchain technology to improve operational efficiency for businesses. We first launched OwlTing Market, an e-commerce platform designed to elevate local businesses and farmers by improving product quality and enhancing global market exposure. Expanding its footprint into the hospitality sector, we introduced OwlNest in 2018, the innovative PMS, which connects more than 2,500 hospitality providers as of September 30, 2024. In that same year, we launched the OTA platforms OwlJourney and OwlTing Experiences, to provide various types of properties and tours for travelers. Additionally, we launched the platform offline services to offer accommodations under our own brand, OwlStay. The integration of systems, platforms, and accommodation services facilitates unique travel experiences for travelers.

Through close interaction with businesses in the hospitality industry and efforts to modernize their backend management systems, we have gained a deep understanding of the distinct challenges that overseas suppliers and businesses encounter in managing global payments. These challenges encompass complex reconciliation processes which require a significant investment in time and resources. In response, leveraging our experiences in blockchain technology, we launched OwlPay intending to provide businesses and individual customers with options to use stablecoin and fiat currency in payouts. Additionally, in 2023, we acquired a Taiwanese payment gateway company, PayNow to complete our payment ecosystem with secure, real-time and cost-effective one-stop payment solutions covering a range of services from payment gateway to business payout.

Our business operations consist of the main business segments, including:

Payment services. We offer payment services through our product OwlPay, which includes our operations in: (i) payment gateway services, enabled by our acquisition of PayNow, which offers payment collection functionality to businesses and proprietors to receive consumer payments; and (ii) payment platform services that support multiple payout settlement routes in fiat currency or stablecoin. Our business model depends on attracting business customers and individual customers to use our payment-related products and services, for which we charge fixed-amount, per-transaction handling fees and/or percentage-based transaction fees (e.g., for foreign exchange conversion and conversion between stablecoin and fiat currency). Our payment services helped process over US$200 million in GPV (as defined below) in 2023 and registered over 3,500 Active Accounts (as defined below) as of September 30, 2024. As of September 30, 2024, the transactions we helped process had been substantially conducted via fiat currency, and we are further rolling out and expanding our payment platform services with other settlement routes including via stablecoin.

Hospitality services, including software services and platform services. Our hospitality-related software services are through OwlNest, a PMS for hoteliers, and our hospitality-related platform services are through OwlJourney and OwlTing Experiences, which are OTA platforms for hoteliers and local tour guides, and OwlStay, our self-branded offline platform service providing accommodation to travelers. Success of our OwlNest business depends on our ability to attract hospitality providers to use our software services, for which we charge periodic subscription fees or commissions on transactions. The number of OwlNest Subscribers (as defined below), which tracks the hospitality providers using OwlNest, reached more than 2,500, as of September 30, 2024, increasing from just over 1,800, as of December 31, 2022. OwlNest recorded an Annual

Recurring Revenue (as defined below) of US$865,097 from its PMS subscriptions as of September 30, 2024, a 34% increase from that as of September 30, 2023, and achieved a Dollar-Based Net Retention Rate (as defined below) of 102% as of September 30, 2024. Additionally, for clients using the OwlNest platform as their booking engine, we also provide the optional payment processing service to help clients collect room fees on their behalf and disburse the collected funds.

E-commerce platform. Our e-commerce platform, OwlTing Market, focuses on sales of agricultural products. Our business model involves sourcing from local producers in Taiwan and connecting these local producers with international customers through our platform.

In 2023, we generated revenue of US$6.4 million, reflecting a 70% increase compared to 2022. Revenue for the nine months ended September 30, 2024, increased to US$5.6 million, up from US$4.7 million for the same period in 2023. Such growth across both periods was primarily driven by the enhanced performance of our payment services, attributed to the acquisition of the payment gateway company, PayNow, in May 2023. Our net operating loss in 2023 decreased to US$6.8 million from US$8.0 million in 2022, primarily due to the revenue contribution from the payment services brought in through acquisition. Our net operating loss for the nine months ended September 30, 2024 increased to US$6.2 million from US$5.0 million for the same period in

2023, primarily driven by increased operating expenses from higher professional service fees related to preparation for this initial public offering and ongoing payment-related license applications.

Key recent developments

In 2023, we acquired PayNow, a payment gateway company in Taiwan, for a total cash consideration of US$2.1 million, in order to further supplement our payment services offerings. Since the acquisition, we have been integrating the payment gateway capability within our payment services OwlPay, allowing for a one-stop full-services payment solutions for our customers. Our wholly-owned subsidiary, OwlPay Holdings, entered into a share purchase agreement with certain shareholders of PayNow on December 1, 2022, to purchase a controlling interest of 52.94% of PayNow for cash consideration of US$0.6 million, and such purchase was consummated on May 1, 2023. OwlPay Holdings further entered into subsequent share purchase agreements with certain shareholders of PayNow on July 17, 2023 and August 1, 2023, respectively, to purchase an additional 46.44% of PayNow for cash consideration of US$1.5 million, and such purchases were consummated on September 15, 2023. These share purchase agreements contained customary conditions, representations and warranties.

Key Factors Affecting Our Results of Operations

The following are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

Ability to Grow Existing Revenue Streams

We have built and developed our operations in the hospitality-related services and e-commerce platform, constituting a steady foundation of our current revenue streams. Our financial performance will depend on our continued efforts to expand the market presence of our products and services in the hospitality and e-commerce sectors, in particular OwlNest, our blockchain technology-enabled property management services, including their further expansion into international markets. To drive growth of our hospitality and e-commerce products and services, we have sought to leverage technological advancements, optimize pricing strategies, enhance customer experiences and expand our market reach through strategic partnerships.

Ability to Develop and Grow Future Revenue Streams

Our future growth and financial performance may largely depend on our payment services, which is the main business line that we are currently investing in for development and expansion. Our revenue from the payment services largely depends on the total transaction volume processed via our services. We have invested heavily in enhancing our payment service offerings and engaging sales and marketing efforts to roll out our products, so as to build and enlarge the customer base using our payment services. We acquired PayNow in 2023, which supplemented our payment service offerings with payment gateway capacity and introduced a substantial existing customer base for cross-sale opportunities. The key to continue growing our payment services is to further strengthen our payment products and service offerings, in particular to deliver an easy-to-use, one-stop and low-cost payment product so as to further attract customers and boost customer usage and engagement with our payment services. We intend to draw on and continue investing in our experienced research and development teams, market-leading technologies, accumulated customer insights and effective sales and marketing strategies to engage more customers and achieve faster expansion into global markets.

Investments in In-house Research and Development Capability

The growth of our customers base and level of customer engagement across all of our business segments depends on our ability to develop and deliver solutions to real-world pain points using blockchain-empowered, innovative products and services. Investing in research and development has been a cornerstone of our strategy to maintain competitive advantage and drive innovation. Our research and development investments have been focused on our payment services as the key growth area, specifically regarding: (i) enhancing the technical performance and user experience with our payment products and services and developing our capability to enable funds transfers along the full chain of our business customers’ commercial operations from collecting customers’ payment to backend payout to suppliers; (ii) integrating into our payment services the capabilities of our financial settlement partners and enabling a variety of payment options including fiat currency, credit cards and stablecoin; and (iii) optimizing our Know Your Customer (“KYC”) and AML systems used in connection with our payment services, including on/off-ramping for conversion between fiat currency and stablecoin. Our investment in research and development aims to further integrate blockchain technology and develop its applications, in order to meet the demands for easy-to-use, end-to-end solutions that facilitate cross-border transactions in a shorter time and at a lower cost, as well as in sectors that we have not yet entered into. After we achieved the product development milestone with the launch of OwlPay in 2023, we temporarily shifted our research and development focus to maintaining stable operations of our existing products and optimizing integration with our partners. This allowed us to rapidly expand the range of services and offer customers more options through additional partnerships within the framework of our existing products and services. We implemented a strategic adjustment in the mix of research and development staff towards junior-level and newly hired employees. Aligned with our objective of integrating blockchain technology and developing its applications, we plan to enter into the next phase of product development, which will require more specialized talent and additional resources, and expect to continue increasing our investment in our research and development in the foreseeable future.

Ability to Secure Strategic Partnerships and Participate in the Blockchain Economy

We offer a one-stop payment solution, including payment gateway and backend business payout, and our business payout allows for a variety of payment options including via fiat currency, credit/debit card and stablecoin. We seek to enable a variety of payment options and from and to multiple sets of jurisdictions by leveraging synergistic relationships with diversified financial settlement providers. Our proactive efforts to enter into business partnerships have allowed us to rapidly grow our payment service offerings and to advance the development and launch of various new products in our pipeline, and would continue to affect the growth of our user base. In particular, our service offering for the stablecoin payment option, through which we integrate capabilities of various blockchain economy participants, aims to upgrade the current payment infrastructure to the Web3 ecosystem. On the other hand, there are also risks inherent in our cooperation with business partners and third parties that may negatively affect our performance results. See also “Risk Factors — Risks Related to Third Parties — We have in the past, and may in the future, enter into partnerships, collaborations, joint ventures or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties or if these third parties fail to deliver certain operational services, our business, operating results, and financial condition could be adversely affected.”

Investments in Sales and Marketing

Sales and marketing investments are crucial for driving growth and increasing brand awareness, and we have invested in our brand image and reputation through the decade of operations in the digital economy in a variety of regional markets. Our brand awareness has provided crucial help in our cross-selling of various service offerings across our business segments and multiplying user engagement with a multitude of our products and services. We intend to leverage our brand recognition in our existing markets to further expand our regional and international presence as we continue to release new products and services offerings. To support our expansion in additional regional markets, we expect to incur increasing marketing and sales expenses as we retain marketing professionals including local market researchers and consultants, further invest in building localized sales and customer support team, and develop and implement sales and marketing strategy to further enhance awareness and adoption of our products and services.

Growth Through Strategic Acquisitions

Strategic acquisitions have played a significant role in our expansion strategy. Our acquisition of PayNow in 2023, for instance, was instrumental in enhancing our payment solutions and expanding our customer base. This acquisition alone contributed an additional US$2.5 million in revenue in 2023 and completed our offering in payment from end to end. Our disciplined approach to acquisitions helps us focus on targets that offer strategic value and align with our long-term goals. Our operational results would depend on our ability to effectively integrate the acquired businesses in a way that minimizes disruptions and creates synergies. Since acquiring control of PayNow in 2023, we have been integrating PayNow’s payment gateway capability into our payment product OwlPay, as well as PayNow’s business operations, technology and personnel with our existing structure. However, there can be no assurance that we will be successful in identifying, negotiating, and consummating favorable transaction opportunities. See also “Risk Factors — Risks Related to Our Business and Industry and Our Operations — Acquisitions, strategic investments, new businesses, joint ventures, divestitures, and other transactions we enter into could fail to achieve strategic objectives, disrupt our ongoing operations or result in operating difficulties, liabilities and expenses, harm our business, and negatively impact our results of operations.”

Key Business Metrics

We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources, and assess our performance. In addition to our financial results, we use the following key business metrics across different business segments to evaluate our business, measure our performance, and make strategic decisions. We believe that these indicators provide useful information in understanding and evaluating our results of operations. The presentation of key performance indicators is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS Accounting Standards. See “Risk Factors—Risks Related to Our Business and Industry and Our Operations—Real or perceived inaccuracies in our key business metrics may harm our reputation and negatively affect our business, and these key business metrics are subject to assumptions and limitations and may not provide an accurate indication of our future or expected results.”

Payment services

As our revenue from payment services is typically correlated with gross payment volume, or GPV, growth and the number of Active Accounts (as defined below), management uses these operating metrics to gain insights into the scale and strength of our payment platform, the engagement level of our customers and underlying activity and trends that may be indicators of current and future performance.

Gross Payment Volume (GPV)

Gross Payment Volume, or GPV, is defined as the total value of transactions processed through our payment services, including via our payment gateway services, fiat currency cross-border remittances, foreign exchange for fiat currency (as standalone transactions not involving fund transfers) and stablecoins solutions (including on/off-ramp services and cross-chain transactions), and further net of transaction reversals. The GPV for the year ended December 31, 2023 was US$214.6 million. For the nine months ended September 30, 2024, the GPV grew by 4.6% compared to the same period in 2023, as we leveraged our customer base in hospitality and develop different customer segments. Our payment services were launched in 2023. Substantially all of the GPV in 2023 and for the nine months ended September 30, 2024 came from our payment gateway services.

	For the year ended December 31,	For the nine months ended September 30,		YoY Growth
	2023(1)	2023(1)	2024
	US$ in millions	US$ in millions	US$ in millions
Gross Payment Volume	214.6	148.7	155.6	4.6%

Notes:

(1)	The payment services were launched in 2023.

Active Accounts

An Active Account is defined as an account registered on our payment platforms that has completed at least one transaction on our payment platforms within the past 12 months. A unique individual or business user may register on our platforms to access different services and may register more than one account to access a service. Accordingly, a single unique user may have more than one Active Account. However, as we expect OwlPay Wallet Pro to integrate into our OwlPay platform, a unique user that has registered on both OwlPay Wallet Pro and OwlPay is counted only once across both platforms for the purpose of determining Active Accounts, in order to maintain consistency in this metric after the integration completes. The number of Active Accounts provides management with additional perspective on the overall scale of users using our payment products and services. As of September 30, 2024, the number of Active Accounts grew by 5.0% compared to the number of Active Accounts as of September 30, 2023, as we leveraged our customer base in hospitality and develop different customer segments, while decreasing slightly by 1.2% compared to the number of Active Accounts as of December 31, 2023, as our commercial adjustments in service terms affected the willingness of a few customers to continue using the services. The Company aims to continue expanding its payment business and increasing the number of its payment platform users.

	As of December 31,	As of September 30,		YoY Growth
	2023(1)	2023	2024
Active Accounts	3,551	3,343	3,510	5.0%

Notes:

(1)	The payment services were launched in 2023.

Hospitality services

Although our future focus is on the payment business, we also seek to expand “OwlNest,” our PMS service offerings, and acquire more subscribers in the international markets and strengthen our revenue sources. Therefore, management also focuses on the performance and growth of OwlNest, which is a part of our hospitality services, as another area of our overall business development Since OwlNest is delivered on a SaaS basis, management uses OwlNest’s Annual Recurring Revenue, or ARR, to gain insights into OwlNest’s growth trajectory, revenue potential and operational stability. Additionally, management considers OwlNest’s Dollar-Based Net Retention Rate as a key indicator of OwlNest’s overall revenue growth and customer retention. In tracking OwlNest’s ARR and Dollar-Based Net Retention Rate, management focuses only on the revenues that are contractually committed on a periodic subscription basis, since OwlNest’s commission-based revenues from our alternative fee model or from our add-on room fee collection services is comparatively low and tied to the sales performance of OwlNest’s customers that we could not control. We use also the number of OwlNest Subscribers to assess our ability to acquire new customers.

OwlNest’s Annual Recurring Revenue (ARR)

OwlNest’s Annual Recurring Revenue, or ARR, is defined as contractually committed recurring OwlNest revenue from PMS subscriptions, excluding one-time or non-recurring fees, recognized in the last month of the reporting period and calculated on an annualized basis. OwlNest’s ARR also excludes OwlNest’s commission-based revenues from our alternative fee model or from our add-on room fee collection services. OwlNest’s ARR is calculated based on the assumption that any contract expiring in the next 12 months will be renewed at the rate prevailing in the final month of such contract, unless we determine that such contract will be cancelled or reduced, in which case revenue from such contract will be excluded from the calculation. Our calculation of ARR does not give effect to the impact of any anticipated future price increases. OwlNest’s ARR as of December 31, 2023 increased by 30% compared to its ARR as of December 31, 2022, while OwlNest’s ARR as of September 30, 2024 increased by 34% compared to its ARR as of September 30, 2023, both driven by increased spending from OwlNest’s existing customers and our onboarding of new customers. We believe that the growth reflected the build-up of OwlNest’s brand awareness over time and our continued efforts to enhance and develop OwlNest’s features and functionalities, which we view as important factors for achieving widespread adoption of the OwlNest platform. OwlNest’s ARR is an operating business metric and should be viewed independently of revenue and deferred revenue, and is not intended to be a substitute for, or combined with, any of these items.

	As of December 31,				YoY Growth	As of September 30,				YoY Growth
	2022		2023			2023		2024
OwlNest’s ARR	US$	595,281	US$	772,364	29.7%	US$	647,318	US$	865,097	33.6%

OwlNest’s Dollar-Based Net Retention Rate

OwlNest’s Dollar-Based Net Retention Rate, as of a specified period end and expressed as a percentage, is defined as the Current Period ARR divided by the Prior Period ARR on a fixed exchange rates basis as of the prior period end, each associated with such specified period end and as defined below. The Prior Period ARR associated with a period end is OwlNest’s ARR from the cohort of all customers as of 12 months prior to that period end. The Current Period ARR associated with a period end is OwlNest’s ARR from the same cohort of customers (as those in the Prior Period ARR) as of that period end, including any expansion and net of any contraction or churn over the past 12 months but excluding ARR from new OwlNest Subscribers gained during the past 12 months. OwlNest’s Dollar-Based Net Retention Rate as of December 31, 2022 and 2023 and as of September 30, 2023 and 2024 all exceeded 100%, highlighting OwlNest’s strong customer retention and its capability to effectively address growing customer needs. OwlNest’s Dollar-Based Net Retention Rate in 2022 was slightly higher than that in 2023, in part due to the easing of the COVID-19 pandemic restrictions in the second half of 2022 and the corresponding increase in domestic travel in Taiwan, which translated into stronger demand to expand in 2022 from OwlNest’s existing customers from the previous period. OwlNest’s Dollar-Based Net Retention Rate as of September 30, 2024 increased to 101.8% from 100.2% as of September 30, 2023, primarily driven by the adjustment of subscription fee in 2024, while decreasing slightly from 102.4% as of December 31, 2023, due to an earthquake that struck Taiwan in April 2024 that caused a decline in tourism activities.

	As of December 31,		As of September 30,
	2022	2023	2023	2024
OwlNest’s Dollar-Based Net Retention Rate	105.0%	102.4%	100.2%	101.8%

OwlNest Subscribers

The number of OwlNest Subscribers is defined as the total number of paid customers for OwlNest subscription at the end of a specified period. We treat each customer account that has a corresponding contract as a unique OwlNest Subscriber, and a single organization with multiple branches may be counted as multiple OwlNest Subscribers. The number of OwlNest Subscribers increased from 1,811 as of December 31, 2022, to 2,343 as of December 31, 2023, and to 2,532 as of September 30, 2024 primarily due to the growth of OwlNest’s product visibility, which enhanced our ability to onboard new customers.

	As of December 31,		YoY Growth	As of September 30,		YoY Growth
	2022	2023		2023	2024
OwlNest Subscribers	1,811	2,343	29.4%	2,236	2,532	13.2%

Our key metrics are calculated using internal company data based on the activity we measure on our platforms and compiled from multiple systems, including systems that are internally developed or acquired through business combinations. While the measurement of our key metrics is based on what we believe to be reasonable methodologies and estimates, there are inherent challenges and limitations in measuring our key metrics on a global scale. The methodologies we use to measure these metrics are subject to significant judgment. There is no guarantee that increases or decreases in our key business metrics will correspond with increases or decreases in our revenue. See “Risk Factors—Risks Related to Our Business and Industry and Our Operations—Real or perceived inaccuracies in our key business metrics may harm our reputation and negatively affect our business, and these key business metrics are subject to assumptions and limitations and may not provide an accurate indication of our future or expected results.”

Key Components of Results of Operations

Revenue

We derived our revenue from our (i) Payment services; (ii) Hospitality services, including hospitality-related software services and hospitality-related platform services; (iii) E-commerce platform; and (iv) Other. Total revenue grew from US$3.8 million in 2022 to US$6.4 million in 2023. Additionally, revenue for the nine months ended September 30, 2024 increased to US$5.6 million, compared to US$4.7 million for the same period in 2023. During the periods presented, the majority of our revenue was derived from customers based in Taiwan.

The following table set forth a breakdown of our external revenue by business segments for the periods indicated.

	For the year ended December 31,					For the nine months ended September 30,
	2022		2023			2023			2024
	US$’000	% of total	US$’000		% of total	US$’000		% of total	US$’000	% of total
Payment services	—	—	2,466	(1)	38.6	1,634	(1)	34.9	2,921	52.2
Hospitality services
Hospitality-related software services	881	23.4	1,146		17.9	839		18.0	848	15.2
Hospitality-related platform services	1,581	41.9	1,903		29.7	1,469		31.4	1,223	21.9
E-commerce platform	1,124	29.8	863		13.5	715		15.3	597	10.7
Other	185	4.9	21		0.3	20		0.4	5	—

Total	3,771	100.0	6,399		100.0	4,677		100.0	5,594	100.0

Notes:

(1)	The consolidated statement of profit and loss and other comprehensive income data for 2023 reflects our acquisition of PayNow on May 1, 2023.

Payment services

Our revenues generated from payment services consist of (i) payment gateway services; and (ii) payment platform services. We provide a one-stop payment solution from collecting payments from consumers to business payouts services. We offer payment gateway services by acquiring PayNow in 2023, a payment gateway service provider, supporting a wide range of payment collection methods, including credit cards, mobile payments, web ATM and payment at convenience stores. We charge the merchants using our payment gateway services a transaction fee for each successful card payment based on a predetermined rate, which varies depending on the markets and merchants, and a fixed-amount handling fee when disbursing the collected funds. For payment platform services, with the KYC and AML system, each transaction will be screened to check whether a transaction should be authorized for completion on our payment platform. When we authorize a transaction, we become obligated to our customers to complete the payment transaction. Our main source of revenue under the payment platform services comes from cross-border transactions. We charge fixed-amount, per-transaction handling fees and/or percentage-based transaction fees which vary based on different currency conversions and payment regions.

Hospitality services

Our revenues generated from hospitality services consist of (i) hospitality-related software services; and (ii) hospitality-related platform services, including OTA platform and platform offline service providing accommodation service.

For hospitality-related software services, we offer a PMS called OwlNest for property providers in the hospitality sector. We provide two fee models for our OwlNest customers:

(i) annual fees, under which model we charge our clients SaaS fees on an annual basis, which vary depending on the number of rooms a client provides; and (ii) commission fees, under which model we charge a commission fee based on the price of orders we process for our clients through our PMS services. Additionally, for our add-on payment processing service to OwlNest clients, we charge a processing fee based on a contractually agreed percentage of the collected amounts.

For hospitality-related platform services, we offer OwlJourney, an OTA platform for hotel and B&B providers and charge a fee of each transaction; we collaborate with suppliers to sell experiential tour services to travelers through OwlTing Experiences platform; and we have platform offline service to provide room accommodation to travelers under our own brand name OwlStay and charge the room rates.

E-commerce platform

Our revenues generated from the e-commerce platform primarily consists of the sales of agriculture products over the platform OwlTing Market. We promote the quality of products and enhance their visibility through unique collections and through an international reach, making it an attractive option for both local producers and international consumers. We sell our products at a predetermined unit price on the platform.

Others

Our revenues generated from other services primarily consist of transactions of NFTs and small OwlTing Blockchain Services projects in collaboration with the Taiwan government. However, due to numerous controversies surrounding NFT transactions and unclear regulations, we have discontinued NFT-related services in 2024. Currently, there are no NFTs that remain on any of our platforms.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue of us by business segments for the periods indicated.

	For the year ended December 31,				For the nine months ended September 30,
	2022		2023(1)		2023(1)		2024
	US$’000	% of total	US$’000	% of total	US$’000	% of total	US$’000	% of total
Payment services	—	—	2,140	41.7	1,503	38.8	2,739	57.0
Hospitality services
Hospitality-related software services	866	24.8	726	14.2	553	14.3	471	9.8
Hospitality-related platform services	1,472	42.3	1,505	29.3	1,151	29.7	1,079	22.5
E-commerce platform	1,005	28.8	740	14.4	644	16.6	494	10.3
Other	143	4.1	19	0.4	21	0.6	22	0.4

Total	3,486	100.0	5,130	100.0	3,872	100.0	4,805	100.0

Notes:

(1)	The consolidated statement of profit and loss and other comprehensive income data for 2023 reflects our acquisition of PayNow on May 1, 2023.

Payment services

The cost of revenue for payment services consists of fees associated with transfer of funds, including transaction processing fees, such as bank transfer fees, and periodic subscription fees for payment settlement partners.

Hospitality services

For hospitality-related software services, the cost of revenue consists of costs of system maintenance and the monthly rental fee for the electronic invoice platform.

For hospitality-related platform services, the cost of revenue consists of the costs of system maintenance, fees paid for local travel experience providers, and staff and depreciation costs associated with our offline room accommodation.

E-commerce platform

The cost of revenue for e-commerce platform services consists of cost of goods purchased for sale on our e-commerce platform.

Others

The cost of revenue for others consists of (i) payments to NFT creators based on revenue-sharing arrangements; and (ii) personnel costs for system development and maintenance engineers for small OwlTing Blockchain Services projects.

Operating Expenses

Our operating expenses consist of expenses from (i) marketing and sales; (ii) general and administrative; and (iii) research and development.

The following table sets forth a breakdown of operating expenses of us for the periods indicated.

	For the year ended December 31,				For the nine months ended September 30,
	2022		2023(1)		2023(1)		2024
	US$’000	% of total	US$’000	% of total	US$’000	% of total	US$’000	% of total
Marketing and sales	2,874	34.6	2,456	30.5	1,879	32.2	1,848	26.4
General and administrative	3,018	36.3	3,361	41.8	2,329	39.9	3,286	47.0
Research and development	2,415	29.1	2,231	27.7	1,627	27.9	1,855	26.6

Total	8,307	100.0	8,048	100.0	5,835	100.0	6,989	100.0

Notes:

(1)	The consolidated statement of profit and loss and other comprehensive income data for 2023 reflects our acquisition of PayNow on May 1, 2023.

Marketing and sales

Our marketing and sales expenses mainly consist of personnel-related expenses for employee salaries and allowance, employee benefits, and performance bonus for employees engaged in sales and marketing, consultancy fees and advertising expenses.

We plan to continue investing in sales and marketing to expand our customer base, focusing on both customer acquisition and retention, while also enhancing brand awareness. Consequently, we anticipate that marketing and sales expenses will increase in absolute terms. However, in the long term, we expect these expenses to decrease as a percentage of revenue as we achieve greater scale and operational efficiencies.

General and administrative

Our general and administrative expenses primarily consist of legal and professional service fees, license application fee, depreciation and amortization expenses, and other operation-related expenses.

We expect that our general and administrative expenses as a percentage of revenue will decrease over the long term as we expand our revenue streams and achieve greater operational scale. However, in the near term, we expect to incur additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations and professional services, and expect that our administrative and other operating expenses will increase in absolute dollar terms as we improve various office infrastructure and operate as a public company.

Research and development

Our research and development expenses mainly consist of salaries and benefits for our research and development engineers.

We plan to continue to hire specialized research and development employees, invest in technology infrastructure and work on research projects to develop new products and services. We expect that our research and development expenses will continue to increase in absolute dollar terms.

Interest Income

Our interest income consists of interest earned on bank deposits and deposits for guarantees.

Foreign Currency Exchange Gains / Losses

As the Company is a holding company with subsidiaries located in different jurisdictions, each subsidiary typically uses the primary currency of its operating location as its functional currency, and its revenue is mainly in that functional currency. However, due to cross-border suppliers and customers, we experience gains or losses from exchange rate conversions or fluctuations.

Financial Liabilities at FVTPL

A financial liability is classified as at FVTPL if it is held for trading, including derivatives, or is designated as such on initial recognition. Our financial liabilities at FVTPL represents the fair value of our financial liabilities in relation to several Simple Agreements for Future Equity (“SAFE Agreements”) entered into by the Company in the years of 2022 and 2023. According to IAS 32, “Financial Instruments: Presentation”, because the Company does not have the unconditional right to avoid settling the contract in cash or in another way that it would be a financial liability, the SAFE Agreements are accounted for as a liability. Please refer to “Note 14” of our consolidated financial statements for more information.

Loss on Extension of Preference Share Liabilities

Our loss on extension of preference share liabilities primarily represents changes in the carrying amount of preference shares liabilities.

Other Losses

Our other losses primarily consist of the disposal costs of computer software and impairment loss.

Other Income

Our other income primarily consists of subsidies from the local government and some one-time events. We do not expect material subsidies from the local government in the foreseeable future.

Finance Costs

Our finance costs primarily consist of interest expenses on lease liabilities, interest expenses on trade financing and non-discretionary dividends of preference shares liabilities.

Income Tax Benefit

Our income tax benefit primarily consists of income taxes in the jurisdictions in which we do business. These jurisdictions have different statutory tax rates. Accordingly, our effective tax rate will vary depending on the relative proportion of income derived in each jurisdiction, use of tax credits, changes in the valuation of our deferred tax assets, and liabilities and changes in respective tax laws.

Result of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the year ended December 31,					For the nine months ended September 30,
	2022		2023			2023		2024
	US$’000	% of total	US$’000	% of total	% of change	US$’000	% of total	US$’000	% of total	% of change
Revenue	3,771	100.0	6,399	100.0	69.7	4,677	100.0	5,594	100.0	19.6
Costs of revenue	(3,486)	(92.4)	(5,130)	(80.2)	47.2	(3,872)	(82.8)	(4,805)	(85.9)	24.1

Gross profit	285	7.6	1,269	19.8	345.3	805	17.2	789	14.1	(1.9)

Operating expenses:
Marketing and sales	(2,874)	(76.2)	(2,456)	(38.3)	(14.5)	(1,879)	(40.1)	(1,848)	(33.0)	(1.6)
General and administrative	(3,018)	(80.0)	(3,361)	(52.5)	11.4	(2,329)	(49.8)	(3,286)	(58.7)	41.1
Research and development	(2,415)	(64.1)	(2,231)	(34.9)	(7.6)	(1,627)	(34.8)	(1,855)	(33.2)	14.0

Total operating expenses	(8,307)	(220.3)	(8,048)	(125.7)	(3.1)	(5,835)	(124.7)	(6,989)	(124.9)	19.8

Net operating loss	(8,022)	(212.7)	(6,779)	(105.9)	(15.5)	(5,030)	(107.5)	(6,200)	(110.8)	23.3

Non-operating income and expense:
Interest income	4	0.1	96	1.5	2,300.0	52	1.1	35	0.6	(32.7)
Foreign currency exchange gains	39	1.0	88	1.4	125.6	21	0.4	39	0.7	85.7
Foreign currency exchange losses	(1,059)	(28.1)	(16)	(0.3)	(98.5)	(640)	(13.7)	(344)	(6.1)	46.2
Loss on financial liabilities at fair value through profit or loss	(64)	(1.7)	(144)	(2.2)	125.0	(83)	(1.8)	(259)	(4.6)	212
Loss on extension of preference share liabilities	—	—	(26)	(0.4)	—	(26)	(0.5)	—	—	—
Other losses	(1)	n.m.	(24)	(0.4)	n.m.	(19)	(0.4)	(9)	(0.2)	(52.6)
Other income	179	4.7	154	2.4	(14.4)	100	2.1	61	1.1	(39.0)
Finance costs	(133)	(3.5)	(137)	(2.1)	3.0	(105)	(2.2)	(103)	(1.9)	(1.9)

Total non-operating income and expenses	(1,035)	(27.5)	(9)	(0.1)	(99.1)	(700)	(15.0)	(580)	(10.4)	(17.1)

Loss before tax	(9,057)	(240.2)	(6,788)	(106.0)	(25.1)	(5,730)	(122.5)	(6,780)	(121.2)	18.3

Income tax benefit	—	—	7	0.1	—	9	0.2	8	0.1	(11.1)

Net loss	(9,057)	(240.2)	(6,781)	(105.9)	(25.1)	(5,721)	(122.3)	(6,772)	(121.1)	18.4

Other comprehensive income (loss):
Components of other comprehensive income (loss) that will be reclassified to profit or loss:
Exchange differences on translation of foreign financial statements	1,889	50.1	(53)	(0.8)	(102.8)	847	18.1	428	7.7	(49.5)
Income tax related to components of other comprehensive income (loss) that will be reclassified to profit or loss	—	—	—	—	—	—	—	—	—	—

Components of other comprehensive income (loss) that will be reclassified to loss	1,889	50.1	(53)	(0.8)	(102.8)	847	18.1	428	7.7	(49.5)

Other comprehensive income (loss)	1,889	50.1	(53)	(0.8)	(102.8)	847	18.1	428	7.7	(49.5)

Total comprehensive loss	(7,168)	(190.1)	(6,834)	(106.7)	(4.7)	(4,874)	(104.2)	(6,344)	(113.4)	(30.2)

“n.m.” means not meaningful.

Comparison of the Nine Months Ended September 30, 2023 and 2024

Revenue

Our revenue increased from US$4.7 million for the nine months ended September 30, 2023 to US$5.6 million for the nine months ended September 30, 2024. This growth was primarily driven by the increased revenue from our payment services, attributable to recognizing full nine months of revenue from PayNow, which was acquired in May 2023.

Payment services

External revenue from payment services increased from US$1.6 million to US$2.9 million, as we recognized full nine months of revenue from the payment gateway business generated by PayNow, which we acquired in May 2023. The revenue we generated from our payment services for the nine months ended September 30, 2024 consisted of (i) US$2.9 million generated from payment gateway services via PayNow; and (ii) US$5,633 generated from fiat solutions for domestic and international payout services, a new payment platform service under OwlPay launched at the end of 2023.

Hospitality services

A. Hospitality-related software services

External revenue from hospitality-related software services increased from US$839,329 for the nine months ended September 30, 2023, to US$848,246 for the nine months ended September 30, 2024. The change was attributed to a growth in the number of OwlNest Subscribers, which drove an increase in our external revenue from OwlNest system subscription fees from US$503,694 for the nine months ended September 30, 2023 to US$543,698 for the nine months ended September 30, 2024. This was partly offset by a decrease in external revenue from processing service fees, from US$335,635 for the nine months ended September 30, 2023 to US$304,548 for the nine months ended September 30, 2024, which resulted from lower booking amounts and a decrease in the flow of funds processed by the OwlNest system as the consequence of an earthquake in Taiwan in April, 2024.

B. Hospitality-related platform services

External revenue from hospitality-related platform services decreased from US$1.5 million for the nine months ended September 30, 2023 to US$1.2 million for the nine months ended September 30, 2024, primarily due to a reduced amount of tourist activities in Taiwan as the consequence of an earthquake that struck Taiwan in April 2024, which along with subsequent aftershocks severely impacted eastern Taiwan by damaging transportation routes to the region. These effects led to reduction in booking amounts and external revenue of our hospitality-related platform services for the nine months ended September 30, 2024.

E-commerce platform

External revenue from e-commerce platform service decreased from US$0.7 million for the nine months ended September 30, 2023 to US$0.6 million for the nine months ended September 30, 2024, primarily due our adjustments to our product offerings on our e-commerce platform in 2024, including the temporary ceasing of fruit import business, as a result of the challenges in controlling the quality and schedule of imported fruits.

Others

External revenue from other services decreased from US$19,729 for the nine months ended September 30, 2023 to US$4,930 for the nine months ended September 30, 2024, due to our discontinuation of our NFT-related services in 2024 as a result of the numerous controversies surrounding NFT transactions and unclear regulations.

Cost of Revenue

Our cost of revenue increased from US$3.9 million for the nine months ended September 30, 2023 to US$4.8 million for the nine months ended September 30, 2024, primarily due to recognition of costs of revenue for full nine months in 2024 of the payment gateway company, PayNow, which we acquired in May 2023.

Operating Expenses

Marketing and sales

Our marketing and sales expenses decreased from US$1.88 million for the nine months ended September 30, 2023 to US$1.85 million for the nine months ended September 30, 2024, due to our adjustments and termination of channel partners in hope of achieving better advertising effectiveness.

General and administrative

Our general and administrative expenses increased from US$2.3 million for the nine months ended September 30, 2023 to US$3.3 million for the nine months ended September 30, 2024, due to (i) an increase in legal and professional service fees from US$466,099 for the nine months ended September 30, 2023 to US$1,311,277 for the same period in 2024; and (ii) an increase in depreciation expense from US$163,977 for the nine months ended September 30, 2023 to US$253,977 for the same period in 2024, related to the new lease contract for the Company’s new headquarters in Taiwan, which has a term of five years.

Research and development

Our research and development expenses increased from US$1.6 million for the nine months ended September 30, 2023 to US$1.9 million for the nine months ended September 30, 2024, due to the investment in enhancing the system performance of cloud service and the price increase by the cloud service providers.

Interest Income

Our interest income decreased from US$52,419 for the nine months ended September 30, 2023 to US$35,467 for the nine months ended September 30, 2024, due to the capital injection during the nine months ended September 30, 2023, which led to a substantially higher cash balance, resulting in higher interest income for that period.

Foreign Currency Exchange Gains / Losses

Since we operate with multiple functional currencies, foreign exchange gains and losses on monetary items are disclosed in aggregate. For the nine months ended September 30, 2023 and 2024, foreign exchange gain (loss) (including both realized and unrealized portions) amounted to US$(618,777) and US$(305,210), respectively. Our operations are primarily denominated in NTD, while the Company’s consolidated financial statements are presented in U.S. dollars. The greater fluctuations in the NTD-to-U.S. dollar exchange rate during the nine months ended September 2023, compared to the same period in 2024, resulted in larger foreign currency exchange losses in 2023.

Loss on Financial Liabilities at FVTPL

Our loss on financial liabilities at FVTPL increased from US$83,028 for the nine months ended September 2023 to US$259,418 for the nine months ended September 2024, due to the conversion of financial liabilities associated with SAFE Agreements into Class A Common Shares in 2024. The loss was recognized based on the fair values of the SAFE Agreements, as determined by a third-party valuation specialists.

Loss on Extension of Preference Share Liabilities

Our loss on extension of preference share liabilities decreased from US$26,209 for the nine months ended September 30, 2023 to nil for the nine months ended September 30, 2024, due to the second extension of Subscription Agreement with National Development Fund Management Committee of the Executive Yuan in 2023, pursuant to which the present value of preference share liabilities was recalculated and then the loss was recognized in 2023.

Other Losses

Other losses decreased from US$19,059 for the nine months ended September 30, 2023 to US$9,366 for the nine months ended September 30, 2024, due to a loss from a one-time disposal of assets that occurred in 2023.

Other Income

Other income decreased from US$99,771 for the nine months ended September 30, 2023 to US$61,360 for the nine months ended September 30, 2024, due to a one-time settlement of a payable in 2023, resulting in an increase in other income for that period as the associated obligation was eliminated.

Finance Costs

Our finance costs decreased from US$104,849 for the nine months ended September 30, 2023 to US$103,001 for the nine months ended September 30, 2024, due to lower interest expense resulting from a decrease in the loan principal over the period.

Total Comprehensive Loss

As a result of the foregoing, our total comprehensive loss increased from US$4.9 million for the nine months ended September 30, 2023 to US$6.3 million for the nine months ended September 30, 2024.

Comparison of the Years Ended December 31, 2022 and December 31, 2023

Revenue

Our revenue increased from US$3.8 million in 2022 to US$6.4 million in 2023, primarily due to the increase of revenue generated from our payment services as a result of acquisition of the payment gateway company, PayNow.

Payment services

External revenue from payment services increased from nil to US$2.5 million as we expanded into our payment business through acquiring PayNow in May 2023. The revenue we generated from our payment services consisted of (i) US$2.5 million generated from payment gateway services via PayNow; and (ii) US$2,666 generated from fiat solutions for domestic and international payout services, a new payment platform service under OwlPay launched at the end of 2023.

Hospitality services

A. Hospitality-related software services

External revenue from hospitality-related software services increased from US$880,786 in 2022 to US$1.1 million in 2023, driven by (i) an increase in the number of OwlNest Subscribers, contributing to the increase in OwlNest system subscription fees from US$554,366 in 2022 to US$721,496 in 2023; and (ii) the easing of the COVID-19 pandemic leading the recovery of the hospitality industry, resulting in higher booking amounts and an increase in the flow of funds processed by the OwlNest system, contributing to the increase in external revenue from processing service fees from US$326,420 in 2022 to US$424,954 in 2023.

B. Hospitality-related platform services

External revenue from hospitality-related platform services increased from US$1.6 million in 2022 to US$1.9 million in 2023 driven by the easing of the COVID-19 pandemic and the corresponding relaxation of border controls, which resulted in the recovery of the travel market.

E-commerce platform

External revenue from e-commerce platform service decreased from US$1.1 million in 2022 to US$0.9 million in 2023 due to the benefit of the pandemic economy in 2022, which significantly increased the demand for fresh food in online shopping, leading to substantial revenue growth in 2022. After the pandemic, demand and external revenue in 2023 returned to normal levels.

Others

External revenue from other services decreased from US$185,233 in 2022 to US$21,844 in 2023 due to numerous controversies surrounding NFT transactions and unclear regulations, and we have reduced NFT-related services in 2023 and discontinued this business in 2024.

Cost of Revenue

Our cost of revenue increased from US$3.5 million in 2022 to US$5.1 million in 2023, predominantly due to acquisition of the payment gateway company, PayNow. Following the acquisition of PayNow, the revenue contribution from the payment business has increased.

Operating Expenses

Marketing and sales

Our marketing and sales expenses decreased from US$2.9 million in 2022 to US$2.5 million in 2023, due to (i) a decrease in advertising expense from US$213,057 in 2022 to US$136,336 in 2023 due to a shift towards lower-cost advertising channels; and (ii) a decrease in staff costs from US$1.9 million in 2022 to US$1.5 million in 2023 resulting from adjustments to the mix of sales personnel and internal transfers of certain senior sales personnel in 2023.

General and administrative

Our general and administrative expenses increased from US$3.0 million in 2022 to US$3.4 million in 2023, due to expenses from the acquiree, PayNow.

Research and development

Our research and development expenses decreased from US$2.4 million in 2022 to US$2.2 million in 2023, due to the product development reaching a relatively mature stage following the launch of OwlPay in 2023. This resulted in a strategic shift towards hiring more junior-level and newly hired staff, with a focus on maintaining stable operations of our existing products and optimizing integration with our partners, which enables us to rapidly expand the range of services and offer more options through additional partnerships within the framework of our existing products and services. Aligned with our objective of integrating blockchain technology and developing its applications, we plan to enter into the next phase of product development, which will require more specialized talent and additional resources. As a result, we expect our research and development expenses will increase in the foreseeable future as compared to 2023.

Interest Income

Our interest income increased significantly from US$3,995 in 2022 to US$96,575 in 2023, due to interest on the capital from fundraising.

Foreign Currency Exchange Gains / Losses

Since we operate with multiple functional currencies, the information on foreign exchange gains and losses on monetary items is disclosed by total amount. For year 2022 and 2023, foreign exchange gain (loss) (including realized and unrealized portions) amounted to US$(1,020,360) and US$71,170, respectively. Our operations are primarily denominated in NTDs, with U.S. dollars as presentation currency in the Company’s consolidated financial statements. Due to greater fluctuations in NTDs to U.S. dollar exchange rate in 2022 compared to 2023, we experienced larger foreign currency exchange losses in 2022.

Loss on Financial Liabilities at FVTPL

Our loss on financial liabilities at FVTPL increased from US$63,555 in 2022 to US$143,693 in 2023, due to an increase in financial liabilities associated with SAFE Agreements signed in 2023 that amounted to US$130,000.

Loss on Extension of Preference Share Liabilities

Our loss on extension of preference share liabilities increased from nil in 2022 to US$26,209 in 2023, due to the second extension of Subscription Agreement with National Development Fund Management Committee of the Executive Yuan in 2023, pursuant to which the present value of preference share liabilities was recalculated and then the loss was recognized in 2023.

Other Losses

Other losses increased from US$905 in 2022 to US$24,288 in 2023, due to the loss from disposal of assets.

Other Income

Other income decreased from US$179,495 in 2022 to US$154,226 in 2023, due to a one-time settlement of a payable in 2022, resulting in an increase in other income for the year as the obligation no longer persisted.

Finance Costs

Our finance costs increased from US$133,484 in 2022 to US$137,210 in 2023, due to interest expenses from the acquiree, PayNow.

Total Comprehensive Loss

As a result of the foregoing, our total comprehensive loss decreased from US$7.2 million in 2022 to US$6.8 million in 2023.

Liquidity and Capital Resources

Cash Flows and Working Capital

Our liquidity strategy involves maintaining a balance between adequate cash reserves and capital investments to support our growth initiatives. We have implemented robust cash management policies to ensure that we meet our short-term and long-term financial obligations while optimizing the use of our resources. Our principal source of liquidity has been cash generated from our operations, bank borrowings and loans from related parties and fund raising through equity financing and SAFE Agreements. As of December 31, 2022, December 31, 2023 and September 30, 2024, our cash was US$2.6 million, US$4.9 million and US$6.3 million, respectively. Cash comprises cash on hand and demand deposits, which we can access without any restrictions. Our cash is primarily denominated in U.S. dollars. As of September 30, 2024, our long-term borrowings (including current portion) from banks and financial institutions were US$1.3 million, which consisted of term loans from banks and financial institutions in Taiwan. As of September 30, 2024, our borrowings from related parties were US$1.8 million, which were interest-free loans from our controlling shareholders. See “Related Party Transactions—Other Transactions with Related Parties.” We entered into SAFE agreements with certain investors in 2022 and 2023, in the aggregate amounts of US$1.4 million and US$0.4 million in 2022 and 2023, respectively; all rights issued in connection with such SAFE agreements have been converted into Class A Common Shares of the Company or cash as of September 30, 2024. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, payment of accrued dividends on and the redemption of Class A Preferred Shares and general corporate purposes. For further information on the redemption of Class A Preferred Shares, see Note 15, “Preference share liabilities” to our consolidated financial statements included elsewhere in this registration statement.

Between OBOOK Holdings Inc. and its subsidiaries, the cash is transferred from OBOOK Holdings Inc. to its subsidiaries in the form of capital contributions or through intercompany advances. If needed, cash may be transferred between OBOOK Holdings Inc. and its subsidiaries in the United States, Japan, Taiwan, Singapore, Hong Kong, Malaysia and Thailand, and there are currently no restrictions on transferring funds between OBOOK Holdings Inc. and its subsidiaries in these jurisdictions. Cash generated from OBOOK Holdings Inc. is used to fund operations of its subsidiaries. Under our cash management policy, the amount of intercompany transfer of funds is determined based on the working capital needs of the subsidiaries and is subject to internal approval process and funding arrangements. Our management reviews and monitors our cash flow forecast and working capital needs of the subsidiaries on a regular basis.

We believe that our current cash, cash inflow expected from payment business expansion and creation of new revenue stream, cash from private placement, major shareholder’s commitment to defer repayment of the loans of at least US$1.4 million through December 31, 2025 and to provide the necessary financial support to meet further short-term capital needs, and expected cash provided by this offering will provide sufficient liquidity to fund our current obligations, including the accrued dividends on and the redemption of all Class A Preferred Shares shortly after this offering, projected working capital requirements, debt service requirements and capital spending requirements at least for the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities, borrow from banks or borrow from our major shareholders. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. See also “Risk Factors — Risks Related to Our Financial Results — We may require additional capital to support our operations and the growth of our business, and we cannot be certain that financing will be available on reasonable terms when required, or at all and our existing credit facility and our senior notes contain, and any future debt financing may contain, covenants that impact the operation of our business and pursuit of business opportunities.”

We do not have any present plan to pay any cash dividends on our common shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See also “Risk Factors — Risks Related to the American Depositary Shares — We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ADSs.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the year ended December 31,		For the nine months ended September 30,
	2022	2023	2023	2024
	(US$ in thousands)		(US$ in thousands)
Net cash flows used in operating activities	(8,130)	(5,415)	(5,276)	(5,851)
Net cash flows from (used in) investing activities	6,442	3,346	3,406	(387)
Net cash flows from financing activities	351	7,516	5,730	7,905
Effect of exchange rate changes on cash and restricted cash	2,096	(31)	873	413

Net increase in cash and restricted cash	759	5,416	4,733	2,080
Cash and restricted cash at beginning of period	1,822	2,581	2,581	7,997

Cash and restricted cash at end of period	2,581	7,997	7,314	10,077

Operating Activities

Cash from operating activities represent cash flows related to a company’s day-to-day business operations, including cash receipts from the sale of products or services, payments to suppliers for the purchase of goods and services, payment of payrolls, utilities, taxes, and other routine business expenses, as well as the collection of accounts receivable from customers and the payment of accounts payable.

Net cash flows used in operating activities was US$5.9 million for the nine months ended September 30, 2024. The difference between our loss for the nine months ended September 30, 2024 of US$6.8 million and cash used in operations was primarily due to (i) adjustment for certain non-cash items, which included depreciation expense of US$825,774, amortization expense of US$63,099, loss on financial liabilities at FVTPL of US$259,418, finance costs of US$103,001, interest income of US$(35,467), and profit from lease modification of US$(15,155); and (ii) the net changes in operating assets and liabilities of US$(238,003), which were primarily related to a decrease in accounts receivable of US$32,640 from the settlement of sales, an increase in prepayment of US$1,646,466 due to the prepayment of IPO-related fees, an increase in contract liabilities of US$582,584 due to higher advance payments in OwlNest and PayNow’s collection on behalf of merchants, a decrease in accounts payable of US$328,468 due to the impact of the Taiwan earthquake on the tourism market, which reduced booking volumes and subsequently supplier payables, an increase in other payables of US$1,068,946 due to accrued fees for auditors and legal counsels, and a decrease in other payables from related parties of US$18,068 due to repayments.

Net cash flows used in operating activities was US$5.3 million for the nine months ended September 30, 2023. The difference between our loss for the nine months ended September 30, 2023 of US$5.7 million and cash used in operations was primarily due to (i) adjustment for certain non-cash items, which included depreciation expense of US$641,590, amortization expense of US$60,834, loss on financial liabilities at FVTPL of US$83,028, finance costs of US$104,849, interest income of US$(52,419), and loss on extension of preference share liabilities of US$26,209; and (ii) the net changes in operating assets and liabilities of US$(343,978), which were primarily related to a decrease in accounts receivable of US$289,730 from the settlement of sales, an increase in prepayment of US$73,663 due to the advance payment of financial service fees to PayNow’s partnered banks, a decrease in contract liabilities of US$405,434 due to the period for merchants to apply for disbursements has been shortened, an increase in accounts payable of US$335,996 due to subsidence of COVID-19 pandemic, which led to the recovery of the hospitality business and higher transaction volumes, resulting in a rise in accounts payables to property providers, a decrease in other payables of US$307,316 due to the accrued fees for auditors and legal counsels, a decrease in other current liabilities of US$57,489 due to the payments of employee withholding taxes and collected insurance premiums, an increase in other payables from related parties of US$16,259 due to advance operating expenses from related parties, and a decrease in other non-current liabilities of US$66,746 due to cancellation of long-term accounts payable.

Net cash flows used in operating activities was US$5.4 million in 2023. The difference between our loss for the year of US$6.8 million and cash used in operations was primarily due to (i) adjustment for certain non-cash items, which included depreciation expense of US$869,702 and amortization expense of US$78,461, loss on financial liabilities at FVTPL of US$143,693, finance costs of US$137,210, interest income of US$(96,575), and loss on extension of preference share liabilities of US$26,209; and (ii) the net changes in operating assets and liabilities of US$255,394, which were primarily related to a decrease in accounts receivables of US$262,285 from the settlement of sales, an increase in other receivables of US$45,456 due to the acquisition of PayNow, an increase in prepayment of US$140,537 due to the prepayment of IPO fees, a decrease in contract liabilities of US$264,301 due to the period for merchants to apply for disbursements has been shortened, an increase in account payables of US$569,998 due to subsidence of COVID-19 pandemic led to the recovery of the hospitality business and an increase in transaction volume, resulting in a rise in a higher amount of account payables to property providers, a decrease in other payable of US$52,108 due to the accrued fees for auditors and legal counsels, an increase in provisions of US$42,381 due to the estimate of the provision of paid leave, a decrease in other current liabilities of US$64,457 due to the payment of employee withholding taxes and collected insurance premiums, an increase in other payables from related parties of US$18,569 due to advance operating expenses from related parties, and a decrease in other non-current liabilities of US$64,951 due to cancellation of long-term account payables.

Net cash flows used in operating activities was US$8.1 million in 2022. The difference between our loss for the year of US$9.1 million and cash used in operations was primarily due to (i) adjustment of certain non-cash items, which included depreciation expense of US$927,569 and amortization expense of US$80,749, loss on financial liabilities at FVTPL of US$63,555, finance costs of US$133,484, interest income of US$(3,995), government subsidy income of US$9,852; and (ii) the net changes in operating assets and liabilities of US$175,438, which were primarily related to an increase in account receivables of US$301,997 due to the settlement of sales, an increase in prepayment of US$106,592 due to prepayments for imported goods of the e-commerce platform, an increase in contract liabilities of US$724,576 and accounts payable of US$335,101 due to subsidence of COVID-19 pandemic led to the recovery of the hospitality business and an increase in transaction volume, resulting in a rise in a higher amount of account payables to property providers, a decrease in other current liabilities of US$70,978 and a decrease in other non-current liabilities of US$60,543 due to payment of employee withholding taxes and collected insurance premiums, and a decrease in other payables of US$720,870 due to repayment of accrued expenses.

Investing Activities

Cash flows from investing activities represent the cash flows used for capital expenditures and asset transactions, including purchases and sales of property, plant, equipment and intangible assets, acquisition of subsidiaries, acquisition or disposal of financial assets and payments of collateral.

Net cash flows used in investing activities was US$0.4 million for the nine months ended September 30, 2024, which was attributable to the acquisition of property, plant and equipment of US$130,026 mainly for computer, company vehicle and OwlStay room renovation, acquisition of intangible assets of US$41,357 for computer software, an increase in non-current other financial assets of US$62,298 for an increase of restricted time deposits, an increase in guarantee deposits paid of US$220,086 and a decrease in guarantee deposits paid of US$67,294 for increases or decreases of lease deposits for rental contracts.

Net cash flows from investing activities was US$3.4 million for the nine months ended September 30, 2023, primarily attributable to acquisition of property, plant and equipment of US$124,178 mainly for computer equipment, acquisition of intangible assets of US$18,015 for computer software, disposal of intangible asset of US$11,291, increase in non-current other financial assets of US$60,245 for an increase of restricted time deposits, an increase in guarantee deposits paid of US$53,215, and acquisition of subsidiaries of US$3.7 million for acquiring controlling interest in PayNow with 52.94% shareholdings as phase one, net of the cash and restricted cash from acquiree.

Net cash flows from investing activities was US$3.3 million in 2023, which was attributable to the acquisition of property, plant and equipment of US$141,620 mainly for computer equipment, acquisition of intangible assets of US$20,517 for computer software, disposal of intangible asset of US$11,291, a decrease in other current financial assets of US$32,568 for release of time deposits, increase in non-current other financial assets of US$131,262 for an increase of restricted time deposits, an increase in guarantee deposits paid of US$65,725, a decrease in guarantee deposits paid of US$10,739 for increases or decreases of lease deposits for rental contracts, and acquisition of subsidiaries of US$3.7 million for acquiring controlling interest in PayNow with 52.94% shareholdings as phase one, net of the cash and restricted cash from acquiree.

Net cash flows from investing activities was US$6.4 million in 2022, primarily attributable to acquisition of property, plant and equipment of US$37,217 mainly for computer equipment, acquisition of intangible assets of US$60,299 for computer software, and a decrease in other current financial assets of US$6.5 million for recovery of pledged deposits due to loan repayment.

Financing Activities

Cash flows from financing activities include proceeds from issuance of common stock, purchases or repayments under financing arrangements, changes in receipts under custody, and changes in collateral received related to lease contracts.

Net cash flows from financing activities was US$7.9 million for the nine months ended September 30, 2024, which was attributable to proceeds from long-term borrowings of US$1,186,709, repayments of long-term borrowings of US$748,820, a decrease in other payables from related parties of US$175,772 for repayment, an increase in other current liabilities – receipts under custody of US$1,132,136 for collection of customer funds, an increase in guarantee deposits received of US$21,839 and a decrease in guarantee deposits of US$6,447 for leasing MPOS machines to merchants, an increase in advance in receipts for share capital of US$7.2 million from equity fundraising pending completion of stock registration, payment of lease liabilities of US$574,556 for leasing properties, and payment of non-current financial liabilities at FVTPL of US$100,000 from cash-out of SAFE Agreements.

Net cash flows from financing activities was US$5.7 for the nine months ended September 30, 2023, which was attributable to repayments of long-term borrowings of US$297,686, a decrease in other payables from related parties of US$287,069 for repayments, an increase in other current liabilities – receipts under custody of US$240,126 for collection of customer funds, an increase in guarantee deposits received of US$19,324 and a decrease in guarantee deposits received of US$8,214 for leasing MPOS machines to merchants, an increase in advance receipts for share capital of US$7.7 million from equity fundraising pending completion of stock registration, advance receipts for preference share liabilities of $98,554 from the fundraising of the subsidiary, payment of lease liabilities of US$561,510 for leasing properties, proceeds from non-current financial liabilities at FVTPL of US$430,000 from SAFE Agreements, payment of non-current financial liabilities at FVTPL of US$50,000 from cash-out of SAFE Agreements, acquisition of equity interest in subsidiaries of US$1.5 million for gaining non-controlling interests of PayNow with 46.44% shareholdings as phase two, and dividends paid to non-controlling interest of US$20,136.

Net cash flows from financing activities was US$7.5 million in 2023, which was attributable to repayments of long-term borrowings of US$335,574, a decrease in other payables from related parties of US$228,096 for repayment, a decrease in other current liabilities – receipts under custody of US$696,133 for disbursement of customer funds, an increase in guarantee deposits received of US$25,497 and a decrease in guarantee deposits received of US$10,752 for leasing MPOS machines to merchants, an increase in advance receipts for share capital of US$10.8 million from equity fundraising pending completion of stock registration, advance receipts for preference share liabilities of $98,554 from the fundraising of the subsidiary, payment of lease liabilities of US$763,225 for leasing properties, proceeds from non-current financial liabilities at FVTPL of US$430,000 from SAFE Agreements, payment of non-current financial liabilities at FVTPL of US$300,000 from cash-out of SAFE Agreements, acquisition of equity interest in subsidiaries of US$1.5 million for gaining non-controlling interests of PayNow with 46.44% shareholdings as phase two, and dividends paid to non-controlling interest of US$20,136.

Net cash flows from financing activities was US$350,633 in 2022, primarily attributable to increase in short-term borrowings of US$569,569, decrease in short-term borrowings of US$6.4 million, increase in long-term borrowings of US$1.3 million, repayments of long-term borrowings of US$105,219, an increase in other payables from related parties of US$2.2 million due to loans from the management team, an increase in other current liabilities – receipts under custody of US$742,481 for collection of customer funds, an increase in advance in receipts for share capital of US$282,660 from equity fundraising, proceeds from exercise of employee stock options of US$1.1 million due to our Share Incentive Plan, payment of lease liabilities of US$689,001 for leasing properties, and proceeds from non-current financial liabilities at FVTPL of US$1,370,000 from SAFE Agreements.

Material Contractual Obligations

Other than the ordinary cash requirements for our operations, our material cash requirements as of September 30, 2024, and any subsequent interim period primarily include lease liabilities, long-term borrowings, and preference share liabilities. The following table sets forth their details as of September 30, 2024:

(US$)	Contractual cash flows	Within 1 year	1-5 years	Over 5 years
Lease liabilities (including current portion)	5,407,947	1,154,211	4,253,736	—
Long-term borrowings (including current portion)	1,380,394	414,712	965,682	—
Preference share liabilities (including current portion)	2,179,140	436,844	1,742,296	—

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Internal Control over Financial Reporting

We are a private company with limited accounting personnel and other resources to address our internal control over financial reporting. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. If we fail to develop or maintain an effective system of internal control over our financial reporting, we may not be able to accurately report our financial conditions or results of operations or meet our reporting obligations. See “Risk Factors — Risks Related to Our Financial Results — If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.”

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS, and the preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on other assumptions that, under the circumstances, we believe to be reasonable. Our actual results may differ from these estimates under different assumptions or conditions. This is especially true with some accounting estimates that require higher degrees of judgment than others in their application. We believe that the following accounting estimates are most critical to the judgments used in the preparation of our financial statements.

Impairment of Property, Plant and Equipment, Intangible Assets and Goodwill

At each reporting date, we review the carrying amounts of our nonfinancial assets (other than inventories) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (“CGUs”). The assessment of impairment requires management to apply significant subjective judgments as illustrated below.

Impairment of goodwill

The assessment of impairment of goodwill requires us to make subjective judgments. This includes determining the identified CGUs, allocating goodwill to relevant CGUs, and estimating each CGU’s recoverable amount. In estimating the recoverable amount, subjective judgments are needed to determine key variables such as the discount rate, terminal growth rate, independent cash flows, and expected future revenues and expenses related to the CGU.

Goodwill from acquisition of PayNow has been assigned to PayNow’s CGU and has been tested for impairment at the end of the annual reporting period. The recoverable amount is determined based on the value in use, calculated using cash flow forecasts from the financial budgets covering the future five-year period. We applied an annual discount rate of 18.7% in our impairment test as of December 31, 2023, to reflect the relevant specific risk in the cash-generating unit. The terminal growth rate of 2.0% was based on the following five years’ average Taiwan economic growth rate.

For the years ended December 31, 2022 and 2023 and for the nine months ended September 30, 2024, we did not recognize any impairment loss on goodwill.

Impairment of non-financial assets other than goodwill

In the process of evaluating the potential impairment of non-financial assets other than goodwill, we are required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups. Any changes in these estimates, due to shifts in economic conditions or business strategies, could result in significant impairment charges or reversals in future years.

For the years ended December 31, 2022 and 2023, we recorded impairment losses of US$0 and US$4,136, respectively, on unused office equipment that was subsequently disposed of without proceeds. During the same periods, we recorded impairment losses of US$0 and US$646, respectively, on intangible assets.

For the nine months ended September 30, 2023 and 2024, we recorded impairment losses of US$4,152 and US$5,666, respectively, on unused office equipment that was subsequently disposed of without proceeds. During the same periods, we recorded impairment losses of US$721 and US$276, respectively, on intangible assets.

For assets other than goodwill, an impairment loss is reversed only if the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Recognition of Deferred Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires our subjective judgment and estimate, including the future revenue growth and profitability, the sources of taxable income, the amount of tax credits that can be utilized and feasible tax planning strategies. Additionally, changes in the economic environment, the industry trends and relevant laws and regulations may result in adjustments to the deferred tax assets.

Emerging Growth Company Status

We are an emerging growth company, as defined in Section 102(b)(1) of the JOBS Act. As such, we are eligible for and intend to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act; (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements; and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

The Company will remain an emerging growth company under the JOBS Act until the earliest of: (1) the last day of the fiscal year (a) following the fifth anniversary of the date on which Class A Common Shares were offered in connection with this listing, (b) in which it has total annual gross revenues of at least US$1.235 billion, or (c) in which it is deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of its common shares that are held by non-affiliates exceeds US$700 million as of the end of the prior fiscal year’s second fiscal quarter; or (2) the date on which it has issued more than US$1.0 billion in non-convertible debt during the prior three-year period.

Foreign Private Issuer Status

The Company is an exempted company limited by shares incorporated in 2011 under the laws of the Cayman Islands. We are a foreign private issuer within the meaning of the rules under the Exchange Act. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, the next determination will be made with respect to us on    . Even after we no longer qualify as an emerging growth company, for so long as we qualify as a foreign private issuer, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the selective disclosure rules by issuers of material non-public information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. We will publish our results on a semi-annual basis through press releases. The related financial results and material events through press releases will be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, our shareholders will receive less or different information about us than a shareholder of a U.S. domestic public company would receive.

The Company is a non-U.S. company with foreign private issuer status and plan to be listed on the Nasdaq. Nasdaq rules permit a foreign private issuer such as us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards.

We intend to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq applicable to U.S. domestic public companies. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Foreign private issuers, similar to emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we are no longer qualified as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither emerging growth companies nor foreign private issuers.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

We undertook certain transactions in foreign currencies, which exposed us to foreign currency risk. We do not use any derivative contracts to hedge against our exposure to currency risk. We manage our currency risk by closely monitoring the movement of the foreign currency rates and consider hedging significant foreign currency exposure should such need arise.

We currently do not have a foreign exposure hedging policy. However, our management monitors foreign exchange exposure closely and will consider hedging significant foreign exchange exposure should the need arise.

We do not believe that we currently have any significant direct foreign currency risk. Although our exposure to foreign currency risks should be limited in general, the reporting result of operations in the financial statements will be affected by the exchange rate between U.S. dollars and other currencies, as we use U.S. dollars as the reporting currency. As of December 31, 2022 and 2023, foreign exchange gain (loss) (including realized and unrealized portions) amounted to US$(1,020,360) and US$71,170, respectively. For a hypothetical 5% strengthening or weakening of the U.S. dollars against the JPY and TWD, our net loss would have increased or decreased by US$767,462 and US$614,589 for the years ended December 31, 2022 and 2023, respectively. As of September 30, 2024 and 2023, foreign exchange gain (loss) (including realized and unrealized portions) amounted to US$(305,210) and US$(618,777), respectively. For a hypothetical 5% strengthening or weakening of the U.S. dollars against the JPY and TWD, our net loss would have increased or decreased by US$878,412 for the nine months ended September 30, 2024. See “Risk Factors—Fluctuations in exchange rates could result in foreign currency exchange losses in our business.”

Interest Rate Risk

We are exposed to fair value interest rate risk in relation to pledged bank deposits, other financial assets and lease liabilities. We are also exposed to cash flow interest risk in relation to variable-rate bank balances, and variable-rate bank borrowings which carry prevailing market interests. We manage our interest rate exposures by assessing the potential impact arising from any interest rate movements based on interest rate level and outlook. Management will review the proportion of borrowings in fixed and floating rates and ensure they are within reasonable range.

Credit risk

Our maximum exposure to credit risk which will cause a financial loss to us due to failure to discharge an obligation by the counterparties arises from the carrying amount of the respective recognized financial assets as stated in the consolidated statement of financial position (including rental deposits, account receivables, other receivables, other financial assets, pledged bank deposits and bank balances).

We consider pledged bank deposits and bank balances that are deposited with financial institutions with high credit ratings to be low credit risk financial assets. In addition, account receivables in connection with bills settled through payment platforms and the issuer of other financial assets are also with high credit ratings and no past due history. We consider most of these assets to be short-term in nature and the probability of default is low and no expected credit loss was recognized as of December 31, 2022 and 2023, and as of September 30, 2024.

We have established a credit policy conducting a credit assessment for our clients before our standard payment and delivery terms and conditions are offered. Purchase limits are established for each of our customers, representing the maximum open amount without requiring approval, which will be reviewed by us on a quarterly basis.

Liquidity risk

We manage our liquidity risk by regularly monitoring our liquidity requirements to ensure that we maintain sufficient reserves of cash to meet our liquidity requirement in the short and longer term. For details, see “— Liquidity and Capital Resources.”

BUSINESS

Our Mission

Our mission is to use blockchain technology to provide businesses with more reliable and transparent data management, to reinvent global flow of funds for businesses and consumers, and to lead the digital transformation of traditional business operations.

Overview of OwlTing Group and the OwlPay Platform

We believe in the power of blockchain technology and have focused on using it to optimize, and potentially transform, the way modern small- and medium-sized enterprises, or SMEs, operate. Established in 2010 in Taiwan, we operate as the OwlTing Group and have delivered solutions to various industries and are expanding actively into multiple markets including the United States, Japan, Singapore, Hong Kong, Malaysia and Thailand, as well as jurisdictions in South America and the EU. Through our e-commerce, hospitality and payments offerings, we are committed to serving businesses and individuals whose commercial activities involve cross-border transactions.

From our earliest days with our product OwlTing Market™, our e-commerce platform that was designed to connect local Taiwanese farmers and merchants with their customers, we have worked closely with the merchants on our platform and come to understand their business pain points. Our OwlTing Blockchain Services™ emerged from such business understanding, and we have aimed to build a blockchain traceability solution that empowers organic farmers with better transparency of their business and operations, which can be extended to other use cases.

By building our expertise in blockchain ledger transaction models, we concluded that the prevention of double spending with the use of timestamps and proof of work could also be utilized in the hospitality industry, which faces the need to address double-booking problems. We thus expanded into the hospitality sector in 2018 by offering innovative solutions to hotels and other hospitality industry customers through our platforms, including the OwlNest™ hotel property management system, or PMS, that leverages blockchain technology to prevent double bookings, and our OwlJourney™ and OwlTing Experiences™, which are online travel agency, or OTA, platforms that benefit from accurate real-time inventory data from integration with OwlNest’s inventory system, to empower travel service providers with optimized efficiencies and comprehensive travel experiences to offer to their customers.

As we further developed our presence in the hospitality industry, we also gained a first-hand understanding of the challenges of cross-border payments faced by our hospitality partners. We saw the issues faced by our hospitality partners and their two most prominent pain points in the payment process: high processing costs from cross-border transactions and delayed settlement from the payers, including large OTAs.

In response, we launched OwlPay™ in 2023 intending to enable businesses in the hospitality sector and beyond to use stablecoins and/or fiat currency in payouts to global suppliers. OwlPay is an application programming interface, or API, based payment platform with secure, real-time and cost-effective one-stop payment solutions covering a range of services from payment gateway to business payout. Using blockchain technology and developer-friendly APIs for integration, OwlPay aims to modernize business payments. OwlPay is a full-stack payment service platform that supports multiple payout settlement routes in not just fiat currency, but also stablecoin USD Coin (“USDC”) backed by U.S. dollar-denominated assets. All of these features are designed to streamline the payment experience for businesses, especially for SMEs that have limited scale of operations but still need to effect cross-border payments. In addition to serving business clients, OwlPay also provides individual customers with stablecoin-related payment services, which would enable a simpler, more convenient and faster way to perform cross-border transactions and remittances.

OwlPay is also designed to simplify backend financial operations and cross-border transactions. For potential business clients, we offer APIs to connect the businesses with their bank accounts, including for vendor and order management, mass payouts, real-time exchanges and automated payment processes. The payout transactions are encrypted with hardware security module technology, a specialized security device used to manage, process and store digital keys securely, in order to ensure cryptographic operations are performed within a tamper-resistant environment.

We have built relationships with various settlement partners, including Circle, Coinbase Prime, Bridge XYZ, MoneyGram, VISA and NIUM and are integrating their respective capabilities with those of the OwlPay platform to enable our customers to send funds and receive payments via fiat currency, credit cards and stablecoin USDC at the user’s choice. See “Business—Our Partnerships.” By securing essential payment licenses in various regions, we currently have agreements in place with a number of financial institutions and financial and technology partners across multiple jurisdictions. In 2023, we enhanced our offerings by acquiring PayNow, a prominent payment gateway service provider in Taiwan, to offer a one-stop-shop solution from consumer payments to business payouts.

We currently offer OwlPay’s digital assets-related services through a separate, ancillary product, OwlPay Wallet Pro, and plan to integrate the functionalities of OwlPay Wallet Pro into the OwlPay platform as a one-stop solution, in the first quarter of 2025. OwlPay Wallet Pro provides a hosted wallet infrastructure for business customers and an unhosted wallet infrastructure for individual customers, enabling both business and individual customers to receive and send money both domestically and internationally within minutes, with stablecoins over the public blockchain ledgers Ethereum, Avalanche, Polygon, Optimism, Arbitrum and Stellar. OwlPay Wallet Pro provides both business and individual customers with the services of on/off-ramping in conversion between USDCs and U.S. dollars. For business customers that wish to leverage USDC, OwlPay Wallet Pro offers on/off-ramping capabilities via wire transfers and ACH. For individual customers, leveraging our partnership with MoneyGram, OwlPay Wallet Pro provides on/off-ramping capabilities via cash. All transactions are within standard security and compliance infrastructure on par with a traditional financial institution. To make transactions more convenient for customers on supported blockchains, we handle the payment of the gas fees incurred on these blockchains on behalf of the customers for certain types of customers and transactions, so that these customers do not need to hold the native digital assets of the transaction chain. We plan to expand OwlPay Wallet Pro services to support more blockchains, including Base and Solana and diversify our stablecoin offering, including EURC, ZUSD and GYEN to enable customers to execute foreign exchange transactions using stablecoins in the future. After the integration of OwlPay and OwlPay Wallet Pro, customers will be able to access various fiat currency and stablecoin payment options and perform these payment transactions on a single platform.

OwlPay continues to build multi-jurisdictional capabilities and aims to expand its service offerings internationally. For example, we currently hold money transmitter licenses, or MTLs, in 30 states in the United States and the Virtual Asset Service Provider, or VASP, registration in Poland. We are also in the process of preparing for applications for a bank API license, a fund transfer service license and a stablecoin license in Japan, a major payment institution license in Singapore and a money service operator license in Hong Kong; and we expect to upgrade the qualification as a Crypto Asset Service Provider, or CASP, under Markets in Crypto-Assets Regulation (MiCAR) in the EU. We also plan to further expand to Brazil, Argentina and other markets in South America where we could provide virtual asset services without being subject to licensing requirements.

We believe our payment business will be the most significant driver of our future business expansion plans. We believe our expansion into new products and markets from our current customer-centric businesses will enable us to capture cross-selling opportunities with our existing relationships in the e-commerce and hospitality industries, and to grow into a comprehensive cross-border payment platform and business ecosystem.

For the nine months ended September 30, 2024, our company’s total revenue was comprised of our operations in the following main business segments: (i) Payments contributed to 52% of our total revenue; (ii) Hospitality (which include software services and platform services) contributed to 37% of our total revenue; and (iii) E-commerce contributed to 11% of our total revenue.

Our Development Focus and Target Market

In 2020, the G20 made speed, cost, accessibility and transparency the four challenges faced in business and individual cross-border payments, as stated in the Enhancing Cross-border Payments – Stage 3 Road Map report by the Financial Stability Board. Currently, cross-border business payments involve complex currency reconciliation processes that require significant investment in time and resources by a lengthy list of parties involved, including without limitation the payer and payee businesses, merchant banks, correspondent banks, credit card networks and card issuing banks. The traditional route of payment with the banking system relies on the SWIFT network to implement cross-border payments; alternatively, credit card networks offer payment options at higher transaction fees. Public blockchain ledger provides a new SWIFT-like settlement ledger that has the potential to complete global settlements within seconds and with much cheaper network fees.

We designed OwlPay™ with the goal to streamline global business transactions and enhance the efficiency of digital payment systems for SME conducting cross-border payments. Supporting a flexible infrastructure for both fiat currency and stablecoins, OwlPay aims to develop a secure, regulated, Web2-Web3 hybrid payments platform that can make it faster, cheaper and easier for businesses to make and accept payments on an international scale.

OwlPay’s Market

OwlPay aims to serve the cross-border payments markets. According to the 2023 McKinsey Global Payments Report, global payment revenue, comprised of both commercial and consumer domestic and cross-border payment services, reached an all-time high of over US$2.2 trillion in 2022 and will reportedly grow at a 6-8% annual rate after 2023. It is also expected to exceed US$3 trillion by 2027 according to the same report. We believe that cross-border payment dynamics are robust, and according to the 2023 McKinsey Global Payments Report, global volume of cross-border payment flows from both commercial and consumer transactions reached approximately US$150 trillion in 2022, with revenue from cross-border transactions estimated at around US$240 billion, a 17% increase from the previous year.

Fast-Growing Addressable Payments Markets: Cross-Border Business Payments

OwlPay targets cross-border B2B business payments and B2C payments. According to the 2023 McKinsey Global Payments Report, the global B2B cross-border payments market has witnessed significant growth and transformation, with cross-border payment revenue totaling approximately US$166 billion in 2022. North America, Latin America and the EMEA experienced double-digit revenue growth, while the Asia-Pacific region (excluding China) saw a 25% increase in 2023, according to the same McKinsey report.

Along with its growth, we believe that the B2B payment market is experiencing changes in the form of waves of digitization and innovation. While fintech innovators have accelerated the digitization of B2C/C2C payments, B2B payments remain highly reliant on legacy systems, leaving payors and payees with significant challenges that include access to fewer correspondent banks, slow settlement, high overall costs and a lack of transparency. Intermediary banking today remains the most prevalent cross-border payment method. We believe that the total available market size for B2B payments is significant and rapidly expanding as trends towards digitization broaden access to more users. By offering modernized, streamlined end-to-end payment solutions, we believe that we are well-positioned to capitalize on its early mover advantage in the blockchain-enabled payment industry to capture a meaningful share of the growing B2B and B2C markets.

While traditional trade corridors between major economies (e.g., U.S.-China, U.S.-EU, intra-EU) continue to have large cross-border transaction volumes due to established trade relationships, payment flows in emerging markets like Latin America are experiencing strong growth and becoming increasingly prominent. We are prioritizing commercial development in these high growth markets by seeking to obtain regulatory licenses and approvals for U.S.-Japan B2B and B2C, as well as U.S.-LATAM B2B, B2C and cross-border remittance.

The Latin American digital payment market grew from US$89 billion in 2017 to US$215 billion in 2021 according to a report by the International Monetary Fund. By 2025, alternative payment methods in Latin America, such as virtual wallets and bank transfers, are expected to reach an e-commerce turnover of US$138 billion according to Americas Market Intelligence, and Latin American cross-border e-commerce volume is forecast to reach US$95 billion according to PagSeguro’s Digital Renaissance’s Latin America report. According to these reports, the Latin American market represents a strong area of opportunity for companies that are early movers.

Japan’s B2B payment market is also expected to grow rapidly, at a CAGR of 9% during the 2024-2034 period according to Imarc Impactful Insights. In 2021, the B2C segment of the e-commerce in Japan market accounted for US$188.1 billion and by 2021 Japan was the fourth largest e-commerce market in the world, according to the International Trade Administration. Japanese cross border e-commerce purchases from the United States were estimated at US$3.1 billion in 2021, marking an increase of 9.1% from 2020 according to the International Trade Administration. The market growth and change are being propelled by the ongoing digital transformation of the payment space and the increasing adoption of digital payment methods, including online payment portals and digital wallets.

Fast-Growing Addressable Payments Markets: Cross-Border C2C Remittance

OwlPay also provides individuals with the ability to transfer funds cross-border within minutes with stablecoins. We believe that the remittance market, which represents C2C payments, also plays an important role in the global payment ecosystem. The global remittance market was valued at US$50 billion in 2023, growing at a CAGR of 10.5% from 2024 to 2033. The market is expected to reach US$135.7 billion by 2033 according to The Brainy Insights.

Despite this growth, we believe customers view cross-border remittances as remaining prohibitively expensive due to limited competition among providers and inadequate cross-border interoperability of legacy systems. According to the World Bank Group, in the fourth quarter of 2023, the average cost of sending US$200 globally was 6.4% of the amount being sent. Remittance flows are primarily driven by activity in advanced economies, with the United States being the largest source of remittances worldwide, particularly to low- and middle-income countries. Also according to the World Bank, remittance to Latin America and the Caribbean were US$142 billion in 2022. Migration trends and geopolitical influences will continue to fuel growth in the Latin American market. The inefficiencies in the cross-border remittance market present a compelling opportunity for low-cost providers.

Application of Blockchain Technology

Blockchain technology has become increasingly important in the payment industry due to its ability to offer significant improvement in efficiency, security, transparency and cost effectiveness. Blockchain technology was first introduced in 2008 and refers to a distributed ledger software technology that is programmed to maintain records of financial and non-financial transactions. It is a distributed database that maintains records in the form of blocks. Each block has a timestamp and a unique link to a previous block. The recorded data in blocks cannot be altered or tampered with. The entire process is completed in real time by eliminating the need for any central authority or a third-party financial institution to verify the transactions. It allows every node to create immutable data, transparent record of transactions and peer-to-peer transactions in an efficient, secure and trust-free manner.

The fintech blockchain market is estimated at US$4.7 billion in 2024 and is expected to reach US$31.8 billion by 2029, with a CAGR of approximately 47%, according to Mordor Intelligence Research. While North America led with more than 43% of the fintech blockchain market share, the Asia Pacific region is expected to record a CAGR of 47% from 2023 to 2032. The SME segment is expected to grow at a CAGR of 46.3%, according to Acumen Research and Consulting.

The global digital asset wallets market is projected to grow from an estimated US$1.5 billion in 2023 to US$3.7 billion by 2033, with a CAGR of 9.3%. The hosted hot wallet segment is expected to dominate this market and accounted for 68.7% of the total preferred digital asset wallet market share in 2022, according to a Future Market Insights report. This growth underscores the increasing importance of integrating non-card payment solutions and digital asset capabilities into traditional payment processing frameworks.

As a part of the innovation and paradigm shifts in the payment industry, stablecoins have played a critical role by providing a bridge between the traditional payment system and blockchain ecosystems. Circle, the issuer for USDC, has emerged as a significant player in the B2B and cross-border payment market. According to Circle’s 2024 State of the USDC Economy report, leading payment companies and merchant settlement firms such as VISA and MoneyGram are now using USDC and approximately US$12 trillion has been transacted since its introduction in 2018. Data compiled by VISA shows that USDC has been rapidly gaining market share, accounting for 50% of total transactions since January, with US$456 billion in transaction volume in a single week in early 2024, compared to US$89 billion for Tether’s USDT. A survey conducted by Mastercard from 2022 disclosed 51% of Latin American consumers had paid with digital currency, and more than a third had paid with stablecoins. Data from a 2024 Chainalysis report shows that Latin America received nearly $415 billion in digital currency from July 2023 to June 2024, while among the top five Latin American countries with most digital currency received, stablecoins accounted for on average around three-fifths of retailed-sized digital currency transaction in the same period. OwlPay is one of the first movers and successfully developed a platform using USDCs as an efficient means of settlement for our clients, such as international e-commerce platforms and OTAs. We also plan to integrate the functionalities of OwlPay Wallet Pro into the OwlPay platform so that customers will be able to access various fiat currency and stablecoin payment options and perform these payment transactions on a single platform. Partnering with Circle and MoneyGram, our stablecoin-based payment capabilities allow payment services to be provided at lower cost compared to the traditional methods. We believe the stablecoin-based payments market will continue to expand, and we plan to continue to grow and develop our services offerings with more stablecoins, including EURC, ZUSD, and GYEN.

OwlPay’s Competitive Strengths

Early Mover Advantage in the Payment Industry

We are an early mover in the use of blockchain and stablecoin to provide a one-stop payments solution. Through developer-friendly API integration, OwlPay enables businesses to automate the accounts payable process by streamlining sales order management, finance reconciliations and international payouts with various settlement methods and currencies (including fiat currency, credit cards and stablecoin) internationally. OwlPay also allows individuals or businesses to transfer funds within minutes across the globe. To this end, we have invested a substantial amount of time and effort to obtain the required payment licenses in each jurisdiction in which we plan to operate and/or establish partnerships with financial institutions and payment service providers that can offer a variety of payment solutions.

Payment service is subject to a stringent regulatory regime and the license application process could be time-consuming and expensive. As an early mover in blockchain-based payment services, we have obtained licenses, made license applications and/or entered into agreements with payment service partners that hold the required credentials in jurisdictions where we have operations. We are currently applying for new or additional licenses in the United States, Japan, Singapore and Hong Kong, and preparing to further expand to cover other regions including the EU and Latin America. In particular, we have completed the MSB registration with the U.S. federal government, and we have obtained the MTLs from a total of 30 states in the United States and the VASP registration in Poland. For further details, see “— Regulations.” To illustrate, for a business client in Florida paying its vendors in Japan, it can exchange U.S. dollars to Japanese Yen and complete the cross-border payout to its vendors in Japan, all done with one stop on the OwlPay platform. Alternatively, the Florida business may also choose to send via USDC: it can on-ramp its U.S. dollars and convert into USDC, and send USDC to its vendors in Japan at the vendors’ wallet. When we release our off-ramp service in Japan in the future, these vendors in Japan will also be able to use our services to receive and/or off-ramp the received stablecoin to Japanese Yen and deposit to their bank accounts.

We have built partnerships with a range of established business partners in the payment industry, including Circle, Coinbase Prime, Bridge XYZ, MoneyGram, VISA and NIUM, with whom we can integrate our services with a wide range of payment solutions. See “—Our Partnerships.” For more details of our payment solutions, see “— Our Current Products and Services — Payment Products and Services.” We are also actively seeking to expand our payment network with additional settlement partners. NIUM is a payment service provider headquartered in Singapore with a global footprint, and helps OwlPay with implementing domestic and international payout services, supporting customers in funding with 6 different fiat currencies, and assisting in converting these into over 40 currencies, allowing payments to be made to more than 220 regions. Circle is a global financial technology firm headquartered in the United States, and we can utilize stablecoin for payout worldwide through Circle. We also work closely with the credit card networks, such as VISA, to provide virtual card solutions and instant card account payment.

While leading payment companies and merchant settlement firms are now using stablecoin to solve real-world pain points in payment, we believe OwlPay is one of the first movers in this space and has successfully developed of a platform using stablecoin as an efficient means of settlement for our primary customers, such as international e-commerce platforms and OTAs. We also plan to integrate the functionalities of OwlPay Wallet Pro into the OwlPay platform so that customers will be able to access various fiat currency and stablecoin payment options and perform these payment transactions on a single platform. Combining traditional fiat currency and credit card solutions with an advanced stablecoin transaction infrastructure in one offering, OwlPay aims to serve as a full-stack payment platform that empowers the users with the flexibility to choose the payment method that best suits their needs, and the liberty to switch from processing transactions with fiat currency to stablecoins. By leveraging our early mover advantages, we believe we are well-positioned to capture the opportunity for blockchain-based payment services and expand our customer base in the underserved market.

Our Global Licensing Infrastructure

Many of the governments and financial authorities around the world have developed regulatory frameworks for the payment industry, which could be complicated to navigate and may continue to evolve. We have set out to build a global licenses portfolio, including the MSB registration with the U.S. federal government and the MTLs from a total of 30 states in the United States that we have obtained and the VASP registration in Poland. We have been making applications for the payment-related licenses in stages and have invested over three years in building our current license portfolio. We have also developed and invested in our business to meet various requirements for obtaining and maintaining these payment-related licenses, including bonding, minimum capital and net worth requirements, staffing of qualified professionals and development of suitable internal controls and reporting and recordkeeping mechanisms. For more details, see “—Regulations.”

We are also in the process of applying for and obtaining additional relevant licenses in jurisdictions including the remaining states of the United States, Japan, Singapore and Hong Kong, expect to upgrade the qualification as a CASP in the EU, and are preparing to further expand our license portfolio to cover other regions including Latin America. Preparation and the application process for these payment-related licenses often take considerable amount of time and effort. We have been coordinating and building internal resources among our legal, compliance, finance and R&D teams, as well as connecting with outside counsels for various jurisdictions, in making progress in pursuit of such licenses.

We believe our global licensing portfolio better positions us in dealing with the evolving regulatory landscape and expanding our reach for clients and potential partnerships with financial service providers in various jurisdictions. The time and resources required for obtaining payment-related licenses across various jurisdictions may also create a barrier to entry for our potential competitors.

Our AML and Cybersecurity Capability

We partner with industry leading service providers, including Napier, Dow Jones, Chainalysis and Sumsub, to develop comprehensive AML systems. By integrating these providers’ various functions into one cohesive infrastructure, our AML system can scan not only transactions happening between bank accounts, but also transactions between digital asset wallets and between a bank account and a digital asset wallet.

We also invest in data and cybersecurity. Payment instructions on the OwlPay platform can be encrypted with hardware security module technology, a specialized security device used to manage, process, and store digital keys securely, ensuring cryptographic operations are performed within a tamper-resistant environment. We are compliant with international standards, such as ISO 27001 and PCI DSS. ISO 27001 is an international standard for information security. PCI DSS is the global data security standard that any business of any size must adhere to in order to accept payment cards.

Our Understanding of Blockchain Technology and its Diverse Applications

By leveraging our almost a decade of experience in the industry, we are committed to applying blockchain technology to improve operational efficiency for businesses in multiple industries. With OwlTing Blockchain Services, we offered a line of software solutions to help SMEs tackle their pain points with blockchain technology. For example, we implemented supply chain management and the IoT device using our OwlTing Blockchain Services system in the rice paddy fields in eastern Taiwan, allowing farmers to track and store farm products data on blockchain to maximize traceability and transparency. We also apply the OwlTing Blockchain Services system in multiple industries, including a traceability system of woods for the Forestry and Nature Conservation Agency of Taiwan.

We also apply our understanding of blockchain technology in our hospitality offerings. OwlNest, our PMS, enables our hospitality customers to coordinate reservations across distribution channels, accept customer payments directly on their websites, and manage hotel room inventory and bookings. OwlNest is integrated with a blockchain infrastructure to automate channel management and avoid double booking. As of September 30, 2024, we served more than 2,500 hospitality providers on OwlNest.

Our Platform in Business Services

We believe our experience with the e-commerce and hospitality sectors has the potential to provide a network of established customers and partners who are an initial market for our payment products and services. We believe this will allow us to expand faster and at lower cost than entities that lack an established customer base. We aim to build an expanded platform of products and services to meet the needs of our business clients and capture more of the value chain. We have built a substantial client base through our hospitality, e-commerce and blockchain services offerings, including OwlNest, OwlTing Market, OwlJourney and OwlTing Experiences. Through our interaction with our business clients, we have a better chance in gaining insights into their business and operational needs.

In 2023, we launched OwlPay, our integrated payment services, to benefit the business customers in our existing operations, including our customers in the hospitality sector, by reducing and/or eliminating manual processes and complexity from accepting end-consumer payments and paying out suppliers. We believe the combination of our various service offerings will create the potential for a diverse and recurring revenue stream through our payment business, where payment volume is endogenously generated and captured within our OwlTing Group ecosystem.

OwlPay’s Competition

OwlPay is designed to tackle the continuously evolving global payments environment. By offering a regulated, secured payment platform that combines multiple solutions in fiat and stablecoin, we believe that we are well-positioned to utilize our competitive advantages and meet the needs of today’s business payments. However, we do face significant competition from existing and potential players.

The traditional payment ecosystem consisting of banks and credit card networks – despite having certain disadvantages in speed, accessibility, transparency and cost – continues to be a large and established payment ecosystem. We may face competition from participants in the traditional payment ecosystem, including merchant banks, correspondent banks, credit card networks and card issuing banks. However, as a payment platform, we may also partner with those incumbents in the traditional payment ecosystem: for example, we partner with banks to provide business customers using the partner bank’s payment route with a more comprehensive and user-friendly payment management and payout solution. We also expect to provide certain of our solutions under OwlPay to banks and credit card network intending to leverage stablecoin payments, such as white label wallet and AML/KYC service package.

We also face competition from PSPs such as PayPal, Block and Stripe, which integrate processing, payment, and merchant acquiring functions, are quickly adopting blockchain technology solutions and have more financial resources and are larger organizations than we are at present. Blockchain networks present PSPs with two unique opportunities to generate additional revenue and broaden their total addressable markets: adoption at application layer, by enabling faster and more secure payment gateways, using smart contracts to automate invoice processing and offering digital wallet solutions along with traditional methods between merchants and customers; and at the infrastructure layer, by using distributed ledgers and stablecoin for faster, secure and transparent settlements between existing financial systems and public blockchain networks.

OwlPay differentiates itself by the comprehensive and flexible service offerings, which are rooted from our experience and understanding of the real world cross-border business payments needs. It also stands out in its regulatory landscape and extensive AML and KYC package. For SMEs that are used to the legacy cross-border payment infrastructure, OwlPay offers them a platform to seamlessly transition to the possibility of stablecoin payments that are faster, cheaper, more transparent, and more accessible.

Development Strategies

By offering a set of different solutions on the OwlPay platform, we can maximize the flexibility to meet the payment needs of different types of customers, including SMEs, large enterprises, individuals and banks. By partnering with multiple fiat currency and stablecoin settlement networks, the OwlPay platform can provide our customers with the liberty to pick and choose their desired way to conduct payments. We also expect to leverage our existing payment gateway customers, and further extend our offerings to our existing customers to include business payout to their vendors globally. We also expect to launch OwlPay on large online e-commerce platforms, such as Shopify, to reach an even broader set of customers internationally.

To continue expanding our reach in global markets in compliance with local regulatory regimes, we have obtained and are continuing our efforts to obtain licenses in various jurisdictions. We have obtained MSB registration with the U.S. federal government, MTLs from a total of 30 states in the United States and the VASP registration in Poland, and are in the process of applying for and obtaining additional relevant licenses in jurisdictions including the United States, Japan, Singapore and Hong Kong.

Our Current Products and Services

Since our founding, we have developed, and are continuing to develop and deploy, a range of technology products and services, including through blockchain technology, to meet the needs of specific business sectors and to address the common challenges faced by our customers. Our e-commerce platform empowers local merchants and continues to meet the needs of SMEs in our target markets. We manage a suite of products and services tailored to the needs of the hospitality industry. We are developing financial technology products and services for our customers who require cross-border payment solutions.

Payment Products and Services

OwlPay offers a comprehensive suite of features designed to streamline and facilitate cross-border payments for both business and individual customers. OwlPay aims to provide a one-stop solution to upgrade the current payment infrastructure to the Web3 ecosystem. We are continuously building up the banking network in the jurisdictions where we have obtained relevant licenses to enable payments through fiat currency, as well as through stablecoin – a cheaper, faster, more transparent way to do cross-border payment.

Within our payment business our main source of revenue is expected to come from cross-border transactions. In cross-border transactions, in addition to charging fixed-amount, per-transaction handling fees, we also charge percentage-based transaction fees for foreign exchange conversion and conversion between stablecoin and fiat currency. We also generate revenue from our payment gateway services where we charge transaction fees from e-commerce platforms based on the amount transacted. Additionally, we generate revenue from our hosted wallet services, consisting of initial setup fees and monthly maintenance fees. As of 2023, the transactions we helped process had been substantially conducted via fiat currency, and we are further rolling out and expanding our payment platform services with other settlement routes including via stablecoin. The following is a list of our payment solutions.

A. Payment Gateway Services

In 2023, we enhanced our payments-related offerings by acquiring PayNow, a prominent Taiwanese payment gateway service provider. By integrating PayNow’s payment gateway service capabilities, OwlPay offers an embedded payment collection function to businesses and proprietors to receive consumer payments, supporting a wide range of payment collection methods, including via credit cards, mobile payments, web ATM and payment at convenience stores. For payment gateway services, we charge the merchants a transaction fee for each successful payment based on a predetermined rate, which varies depending on the markets, and a fixed-amount handling fee when disbursing the collected funds. Our processing transaction volume of payment gateway services is more than US$200 million for the year of 2023.

B. Payment Platform Services

a. Fiat Solutions

– Domestic and International Payouts

OwlPay, in collaboration with OwlPay Partners such as banks and licensed financial institutions, facilitates fiat currency payouts to businesses and individuals domestically and internationally. Our customers have access to multi-currency payment options and foreign exchange services that allow fiat currency payouts to different markets worldwide. One of our partners is NIUM, a company based in Singapore. NIUM helps OwlPay with implementing domestic and international payout services, supporting customers in funding with 6 different fiat currencies, and assisting in converting these into over 40 currencies, allowing payments to be made to more than 220 regions. We charge fixed-amount, per-transaction handling fees, while the percentage-based transaction fees for foreign exchange conversion from cross-border transactions would contribute to the bulk of our revenue in our payout operations. The transaction fee percentage rates for foreign exchange conversion may vary based on the currency being converted and the jurisdictions where the payment is initiated or settled. We monitor market exchange rate fluctuations and aim to offer our customers a competitive foreign exchange rate.

– Virtual Card Solutions

OwlPay cooperates with credit card issuers and card networks such as VISA to provide virtual credit card services. Business customers can apply for singular corporate-owned root or “master” cards from our partnered issuers and utilize VISA’s virtual card functions to generate multiple sub-virtual cards to pay suppliers or employees’ travel and miscellaneous expenses. For business customers who wish to utilize the virtual card solution, OwlPay provides a platform to manage their payments and automatic payout process. We charge a certain percentage transaction fee based on the transaction amount.

– Instant Card Account Payments

OwlPay expects to further develop and release services that would integrate payment services offered by card networks, such as VISA Direct, to provide our customers a convenient way to send funds from a bank or card account to another party’s card or bank account within the same card network. This service will enable our customers to send and receive funds nearly instantly and with lower fees compared to traditional SWIFT transfers. We will charge a certain percentage transaction fee based on the transaction amount.

b. Stablecoin Solutions

We currently offer OwlPay’s stablecoin-related services through a separate, ancillary product, OwlPay Wallet Pro, and plan to integrate the functionalities of OwlPay Wallet Pro into the OwlPay platform as a one-stop solution, in the first quarter of 2025. OwlPay Wallet Pro has been rolled out to the market and is currently fully functional in delivering the services including hosted wallet and unhosted wallet, stablecoin on/off-ramping and USDC cross-chain solution, as we expect to continue to enhance and expand our capabilities in these stablecoin-related services.

– Wallet Services

OwlPay Wallet Pro, provides a hosted wallet for businesses and unhosted wallet to individuals that support holding stablecoins. OwlPay Wallet Pro allows, or will enable, businesses and individuals to transfer funds within minutes across the globe, including on/off-ramping in conversion between USDC and U.S. dollars through wire transfers, all within standard security and compliance infrastructure on par with a traditional financial institution. We charge business customers for our hosted wallets on initial setup fees and recurring monthly maintenance fees, utilizing differential pricing strategies tailored for the needs of our clients. Conversely, we offer free access for individual customers to our unhosted wallets. As our services expand, we plan to support stablecoins of EURC, ZUSD, and GYEN in the future.

– Stablecoin On/off-ramp Services

Our on/off-ramp services provide customers with the functionality to exchange between fiat currencies and stablecoins in both directions. We have partnered with a USDC issuer, digital assets exchanges, or settlement providers, such as Circle, Coinbase Prime and Bridge XYZ, to facilitate the conversion from fiat currency via wire or ACH to USDC, and vice versa. We have also entered into partnership with MoneyGram in December 2024 to enhance the wallet’s bankless on/off-ramp capabilities allowing our customers to cash in for converting local fiat currencies to USDC in over 30 countries and cash out from USDC to local fiat currencies in over 170 countries by leveraging more than 430,000 MoneyGram locations worldwide. See “—Our Partnerships.” Our on/off-ramp services will help clients navigate the technical process of transforming funds across fiat currency and USDC, as well as meeting regulatory compliance requirements. We charge fixed-amount, per-transaction handling fees, while the percentage-based transaction fees for conversion from between USDC and fiat currency would contribute to the bulk of our revenue in stablecoin on/off-ramp operations. The transaction fees for conversion are calculated as the transaction amount multiplied by an agreed-upon percentage rate with customers. The transaction fees percentage rates for stablecoin on/off-ramping are determined based on the costs of transactions in each region while also referencing the prices set by industry peers. The transaction fees are retained in the applicable fiat currency. We are further rolling out, and expect to complete in the first quarter of 2025, our on/off-ramp service route that directly connects with the USDC issuer Circle and the digital assets exchange Coinbase Prime, through which we hope to be able to offer customers more favorable conversion rates. As our services expand, we expect to connect additional stablecoins issuers, digital assets exchanges or settlement providers to support plan on/off-ramp services with more stablecoins, including EURC, ZUSD and GYEN.

– USDC Cross-chain Solution

With the rise of various Ethereum Virtual Machine-compatible networks and other blockchain networks, Circle has issued USDC on multiple blockchains, making it a potentially complicated system for users to navigate. We aim to simplify this problem by offering cross-chain services, allowing users to own and transfer USDC without worrying about which blockchain it exists on. We collaborate with Circle to allow USDC transfers between different blockchains, simplifying the payment process by handling the USDC location automatically. Circle has agreed to provide us with a free swapping mechanism service that enables transfer of USDC between their supported blockchains as approved by the CENTRE Consortium. See “—Our Partnerships.” With OwlPay Bridge (CrossChain) technology, we provide a simplified payment experience to our customers by handling on our end the switching of blockchains on which the USDC transferred is based, supporting such cross-chain transactions among Ethereum, Avlanche, Polygon, Optimism, Arbitrum and Stellar. For example, payers can send USDC from Ethereum, and recipients can receive it on other blockchains, such as Stellar, without attending to the specific blockchain details. When executing cross-chain transactions, we will charge a percentage-based transaction fee.

We currently utilize and hold a range of existing digital assets as an operational necessity to enable our stablecoin-related services. For our on/off-ramp services, we currently support the conversion between fiat currencies and USDC on the blockchains Ethereum, Avalanche, Arbitrum, Polygon and OP Mainnet (all using the ERC-20 standard), as well as USDC on Stellar (using the Stellar Asset standard). To enhance the convenience of transactions for our customers, we handle the payment of the gas fees for hosted wallet customers for supported blockchains and the payment of the gas fees for unhosted wallet customers on Stellar, so that our customers do not need to hold the native digital assets corresponding to the transaction chains. To realize this feature and directly handle gas fees payments (on behalf of customer), we need to hold a variety of digital assets, including ETH on Ethereum, AVAX on Avalanche, MATIC on Polygon, ETH (ARB) on Arbitrum, ETH (OP) on OP Mainnet and XLM on Stellar. As future supported blockchains are added, we expect to need to hold ETH (Base) on Base and SOL on Solana in order to support the conversion of USDC on Base (using ERC-20 standard) and USDC on Solana (using SPL standard) in the future. We expect to continue to grow and expand our services for various stablecoins across different blockchain networks. Please also refer to “Risk Factors—We hold stablecoins and other digital assets for our business operations and are subject to the risks associated with such digital assets. While we currently hold a de minimis amount of stablecoins and other digital assets, we expect that the amount of stablecoins and other digital assets we hold will increase with the growth of our payment business in relation to the utilization of our stablecoin solutions.”

Hospitality Products and Services

Our offerings for clients in the hospitality sector include OwlNest, our hotel PMS; and OwlJourney and OwlTing Experiences, which are OTA platforms for hotels and B&Bs and travel activities and experiences packages. In 2018, we introduced OwlNest as an innovative hotel management system that leverages blockchain technology, which now connects more than 2,500 hospitality providers. By collecting real-time accurate inventory information, the OwlNest system also enables our OTAs OwlJourney and OwlTing Experiences to display the most up-to-date inventory data to the end customers, providing unique value-add to both hospitality providers and end customers. We also provided our self-branded offline platform service providing accommodation to travelers under OwlStay.

We also provide a suite of services to hospitality sector clients. Our offerings in OTA, payment, and PMS services help remove complex layers of intermediaries for hospitality providers and provide an overall better experience for both buyers and sellers. Our extensive interaction with hospitality providers and current intermediaries also provides us with valuable market insight and opportunities to discover and address client needs more quickly than legacy competitors such as channel managers and in-house PMS.

For OwlNest, we operate private self-hosted nodes with consensus mechanism as proof of authority (“PoA”). We take advantage of the traceability of blockchain and flexibility of smart contract to store and manage data, even though our operations here do not involve digital assets. Our underlying blockchain nodes are configured using an open-source Ethereum client and consensus protocol. We have control over the protocol on our private nodes, but do not make modifications to the protocol.

A. Hospitality-related software services: OwlNest

OwlNest provides hotel management services for our hospitality providers operating hotel properties. It provides hoteliers with the tools they need to efficiently connect with OTAs, enhance their visibility on platforms such as Google Hotels, and streamline their operations. Different from other PMS providers, OwlNest is a cloud-based solution providing integrated channel management solutions that use automated blockchain-based smart contracts and provide real-time inventory management and demand-adjusted pricing across all of the hotel’s distribution channels, addressing the key pain point of double-booking for both providers and users of hotel and hospitality services. We also help design and provide the Booking Engine for OwlNest clients, a white label booking website that facilitates an easier online booking experience for hotel visitors. For clients using the OwlNest platform as their booking engine, we also provide the optional payment processing service to help clients collect room fees on their behalf and disburse the collected funds.

We provide two fee models for our OwlNest customers: (i) annual fees, under which model we charge our clients SaaS fees on an annual basis, which vary depending on the number of rooms a client provides; and (ii) commission fees, under which model we charge a commission fee based on the price of orders we process for our clients through our PMS services. Additionally, for our payment processing service, we charge a processing fee based on a contractually agreed percentage of the collected amounts.

B. Hospitality-related platform services

a. OTA Platform: OwlJourney and OwlTing Experiences

OwlJourney and OwlTing Experiences are OTA platforms facilitating transactions of hotels and B&Bs as well as travel activities and experiences. For the hospitality providers who also use OwlNest, we further integrate inventory data from OwlNest in displaying the most accurate real-time inventory on our OTAs. OwlJourney and OwlTing Experiences empower hospitality providers with optimized efficiencies and comprehensive travel experiences to reach to broader international customers. For OwlTing Experiences, we sell the products at a predetermined unit price on the platforms. For OwlJourney, we charge a fee from completed bookings of hospitality service providers’ offerings on our platform.

b. Platform Offline Services: OwlStay

We provide to travelers our self-branded offline platform service offering accommodation in Taiwan with an average room rate of US$100-150 per night and a total of 90 rooms. The annual average occupancy rate is nearly 85% in 2023.

E-commerce Platform

OwlTing Market, the initial business line we developed beginning in 2014, serves as a platform dedicated to elevating Taiwanese SMEs and farmers to compete and offer their products globally. International consumers are offered diverse and high-quality products through OwlTing Market’s long-standing partnerships with small-scale farmers in Taiwan.

Our Customers

Our main client base for payment services consists of businesses and individuals involved in cross-border payments. Both payers and payees could be customers to our various products and services offerings. Payers can use the OwlPay platform to conduct cross-border payout, whether as business payment to vendors or individual remittances to family. With our payment gateway services, the merchant-payees receiving consumer payments are our customers. Payees can also open a wallet through OwlPay Wallet Pro to receive funds. Our primary markets for development of payment services include the United States, Japan, the EU, South America, Singapore and Hong Kong. We believe we have a strong presence in the hospitality sector and have been expanding to serve merchants in other segments, as well as individuals. In particular, OwlPay is targeting businesses in the e-commerce, online travel, ticketing, logistics and trading sectors, which tend to have vendors globally and rely heavily on cross-border payments. For example, OwlPay is well-positioned to provide an effective and flexible cross-border payment solution for international trading companies that process merchandise import and export globally, ticketing companies that process flight and other transportation bookings and logistics companies that handle international merchandise shipment.

Our hospitality services include software services and platform services. OwlNest and OwlJourney serve SMEs in the hospitality sector, including hotels and B&Bs. OwlTing Experiences provides travelers with travel activities and experiences as we connect with travel experience business owners and OwlStay provides travelers with room accommodation services. Our hospitality services have footprints into several regional markets, including Taiwan, Japan, Malaysia, Thailand and the United States. OwlTing Market, our e-commerce platform, provides a platform for farmers and small business owners in Taiwan to extend their reach to end consumers.

Our Growth Strategies

We aim to maintain and strengthen our position and intend to pursue the following key strategies.

Continue to Expand Our Payment Business Operations Organically by Leveraging Existing and Future Business Partnerships

We expect to expand our payment business by leveraging the following business drivers:

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OTAs. In connection with our hospitality offering via OwlNest, we partner closely with global OTAs, including but not limited to Airbnb, Booking Group, Expedia, Trip.com and Hotelbed, and we intend to cross-sell our payment solutions to further assist them in processing international payouts to their platform merchants.

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E-commerce Platforms. By partnering with e-commerce platforms, we expect the gross merchandise volume of such platforms to boost the total transaction amount for OwlPay business as a result of an increased volume of transaction payouts from e-commerce platforms to their suppliers.

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Payment Gateway. The majority of global payment gateways are focused on helping their clients receive payments from consumers, but are not integrated with the ability to further pay out to their clients’ suppliers. With our integrated payment, full-stack payment services model, we plan to continue to invest in growing in our payment gateway business, which could also help generate additional revenue from the total transaction amount in our payout business.

We also expect to grow our customer base by partnering with global financial institutions. By partnering with Circle, Coinbase Prime, Bridge XYZ, MoneyGram, VISA, and NIUM and large financial institutions such as SBI Holdings and international banks, we plan to attract their customers to experience our capability to send and receive payments internationally with our technology and services. See “—Our Partnerships.”

We entered into a partnership with the Stellar Development Foundation (“SDF”) in 2023, an important developer in the blockchain industry, and plan to become a “Stellar Anchor.” See “—Our Partnerships.” This would enable OwlPay to offer users access to a licensed and secure self-hosted payment wallet on the Stellar Network, providing a direct on/off-ramp solutions for sending and receiving stablecoins. With the partnership with Stellar, we hope to enable additional payment routes supported by the infrastructure of Stellar for our OwlPay customers. After becoming a Stellar Anchor, which we expect to achieve in the first half of 2025, we could also reach out to new customers on the Stellar Network with our service offering of seamless onboarding for customers onto OwlPay Wallet Pro, providing users with easy on/off-ramping to transfer fiat currency or stablecoin within the OwlPay payment service. Additionally, we expect to provide certain of our solutions under OwlPay to financial institutions intending to leverage stablecoin payments, such as white label wallet and AML/KYC service package.

We also aim to provide stablecoin and digital wallet solutions to emerging markets, such as South America and East Europe, to help tens of millions of unbanked small businesses to receive and send payments with stablecoin.

Explore Strategic Acquisitions and Transactions

We periodically consider acquisition opportunities that expand or enhance our payment network and are strategically beneficial to our long-term goal. For example, following the successful acquisition of PayNow, a payment gateway in Taiwan, we plan to continue to acquire payment gateways and/or licensed financial institutions. By acquiring payment gateways, we will be able to expand our customer base and cross-sell our blockchain solutions and inventory management services. In addition, we plan to acquire PMS providers in order to grow our customer base in the hospitality sector, which could also become cross-selling opportunities for our payment solutions.

Expand Regional Licensing and Approvals to Operate in Additional Jurisdictions

In addition to our current licenses and application in the United States, Japan, Singapore and Hong Kong, we plan to further expand our capabilities by acquiring relevant payment service provider licenses or money transmitter licenses in the EU, the United Kingdom, South America and other jurisdictions where we plan to launch our OwlPay business. For further details, see “— Regulations.” As a result, we expect to incur a substantial amount of legal fees and application fees in our attempts to apply for and obtain relevant licenses. By possessing the required qualifications in an increasing number of jurisdictions, we will be able to further grow the scope of our business offerings as well as our customer base.

Our Technology

We have been focused on the power of blockchain technology and have garnered a deep understanding of the blockchain technology and its applications. We focus on creating a user and developer-friendly software that empowers SMEs with optimized efficiency in business operations. Our research and development staff are based in our headquarters in Taipei, Taiwan as we project our technology and scale our operations globally. We have continued to invest in our research and development capacity, and our technological capability is exemplified across our business segments.

In OwlTing Blockchain Services, we built a blockchain traceability solution for transparency in organic farming. Our solution stored on the blockchain the production information and field data collected by IoT devices, along with an intuitive, easy-to-use user interface for customers to access records of the whole supply chain. For OwlNest, we applied our expertise in blockchain technology under the Ethereum ledger and smart contract to address the double-booking problems in the hospitality industry and enable dynamic pricing strategy. For OwlPay, we built encryption mechanisms for all transactions we process with hardware security module technology. OwlPay also offers a wallet infrastructure to customers to implement stablecoin transactions and to receive and send money with stablecoins over various public blockchain ledgers.

Our intellectual property rights are integral to our business. We utilize a combination of patents, trademarks, copyrights, trade secrets and confidentiality policies to protect our proprietary rights. We routinely apply and submit registration for our intellectual property rights related to our products and services in the United States and internationally, particularly focusing on filing new patent applications for U.S. invention patents related to fintech technology. We have registered 15 patents and 4 pending patent applications, including 1 registered patent and 1 pending patent application in the United States. We have 12 registered trademarks in the United States and 103 registered trademarks internationally including in Taiwan. We have been running a long-term intellectual property incentive program to encourage employees to provide their creative ideas.

Our intellectual property rights protection and management is implemented through the in-house team. We maintain an effective chart of trademark asset management, including maintaining records of trademark-related assets, documents, and registration certificates. We regularly monitor the patent publications and issued patents of potential competitors, and analyze the patent portfolio of the new competitors for researching their strengths and weaknesses. We also engage outside counsel to seek their opinion about intellectual property portfolio strategy and to coordinate with their local representations to carry out the application filing and maintenance in multiple jurisdictions.

Since OwlPay Wallet Pro offers hosted wallet services, stringent customer asset custody technology has been one of the key focuses in our product development. We emphasize on the integrity of the storage and custody of digital assets and have employed specific measures. Our databases are backed up across different regions using AWS, which could reduce the risk of service interruptions in the case of a regional server or system compromise. All of our data in the database and files are encrypted and all data undergo integrity verification. For custody of digital assets, we use a Multi-Party Computation (MPC) architecture for private keys management. The MPC architecture splits private keys into multiple shards distributed across different nodes, and these nodes are located in highly secure data centers, with each private key shard protected through envelope encryption, which collectively reduces the likelihood of unauthorized access to a complete private key. During storage and transmission, the private key shards are encrypted and protected using AWS Key Management Services, which provides FIPS-certified security via Hardware Security Modules (HSM). The encryption system provides an extra layer of protection even if one or more nodes are compromised.

For OwlPay, we adhere to industry-leading standards, including ISO 27001, to safeguard of our customers’ assets in the process of transmission. We have implemented comprehensive internal control procedures that address both external and internal threats, including the risks of self-dealing and other potential conflicts of interest. For instance, our risk management framework includes multi-factor authentication, regular security audits, and encryption of sensitive data. In addition to these preventative measures, we mitigate residual risks by securing insurance coverage, which provides an extra layer of protection for our customers in the event of unforeseen incidents.

Furthermore, our infrastructure is designed for strict client asset separation. Each client is assigned a unique, dedicated wallet address to isolate that client’s assets securely and prevent commingling of assets between clients, with our assets, and those of affiliates of ours. Each wallet address is tied exclusively to the client, promoting transparency and clear ownership of digital assets. This address is never reused for other clients, allowing customers to independently verify their holdings at any time on public blockchain ledgers. This infrastructure design eliminates the possibility of commingling assets between customers and/or us or our affiliates.

Our Partnerships

As a player in the digital assets economy and global payment system, we partner with third parties in the ordinary course of our business that allow us to integrate third party capacities with ours to deliver services to our customers. We enter into binding commercial agreements under customary terms with these third parties, pursuant to which we would pay agreed-upon service fees to utilize their services.

We partner with a USDC issuer, digital assets exchanges and settlement providers which help enable us to roll out services relevant to stablecoin on/off-ramping. For example, Circle, a USDC issuer, provides us with the services that include our purchase and redemption of the stablecoins supported by Circle such as USDC with fiat currencies and a swapping mechanism enabling our transfer of such stablecoins between supported blockchains. Bridge Ventures, the settlement provider operating the platform Bridge XYZ, allows us to integrate their API with our products to enable our customers to access their back-end services of acquiring and selling stablecoins with fiat currencies. Coinbase Prime, a digital asset exchange, also allows us to effectuate conversions between fiat currencies and USDC and in addition provides trade execution services for us to acquire via Coinbase Prime certain digital assets that are necessary for our operations (e.g., payment of gas fees incurred on supported blockchains that we would handle on behalf of our customers). MoneyGram, a fintech payment and settlement provider, enables our individual users of unhosted wallet to convert between cash in local fiat currencies and USDC in multiple jurisdictions by leveraging MoneyGram locations worldwide.

We partner with fintech players such as NIUM and VISA to help deliver payment services via fiat currencies and leverage the access provided by our partners’ global payment network. NIUM helps provide fiat currencies exchange and cross-border remittance services to our customers using OwlPay. VISA provides API access to our virtual card solutions for payout needs, where our OwlPay customers could generate multiple sub-virtual cards to pay suppliers or employees’ travel and miscellaneous expenses. We have also agreed, and are collaborating on product development, with VISA to utilize its VISA Direct for Account services that enable fiat currencies foreign exchange and cross-border remittance within the same card network for our instant card account payments service, which is another fiat currency payment option that we plan to develop under our OwlPay platform.

In addition to partnerships providing services to us that supplement our capabilities, we also continue to explore possibilities for mutually beneficial strategic relationships with our partners. In connection with an equity investment in our company by the Stellar Development Foundation (“SDF”), an important developer in the blockchain industry, we entered into a binding commercial agreement in November 2023, pursuant to which we agree to use commercially reasonable efforts to explore our further integration with the Stellar Network, a new payment standard centered around USDC led by Stellar. The strategic cooperation includes potential integration with our OwlPay platform, such as holding, sending, receiving and paying with USDC on Stellar; possibility that we could become a Stellar Anchor on the send-side and/or receive-side; and opportunity for us to provide on/off-ramping capabilities with USDC on Stellar to other third parties on the Stellar Network. A “Stellar Anchor” is an entity cooperating with SDF and providing services that can be easily integrated by other wallet providers who are also on the Stellar Network. We plan to become a Stellar Anchor that can provide a licensed and secure self-hosted payment wallet and a direct on/off-ramp solutions for sending and receiving stablecoins, after we complete development of a route for on/off-ramp services that connects directly with a USDC issuer or digital assets exchange (e.g., Circle, Coinbase Prime) and further tailor and adapt our on/off-ramp services to the specifications set for the Stellar Network in the first half of 2025. Currently, our OwlPay Wallet Pro supports the stablecoin on the Stellar chain and allows our customers to execute wallet transfer transactions using the Stellar chain as an option. We have also added XLM, Stellar’s native digital asset, to support our payment of gas fees for transactions on the Stellar transaction chain.

Our Research & Development

We currently have 75 employees in the research and development team including engineering staff, holding the positions of web developers, mobile apps developers, software testing engineers, UI designers and system operators. The main priorities of our research and development team are to refine and upgrade existing products and source, develop and commercialize novel product innovations.

Our web developers team (including apps, front-end and back-end developers) is responsible for development of new products, features and bug-fixes of current products by working with the UI designers. Our software testing engineers conduct quality assurance testing of new products and features and the system operation team deploys such products and features to live operation with automated tools. The system operation team is also responsible for the architecture design of our website, as well as service monitoring by tracking multiple metrics and service logs.

Our Sales and Marketing

Our sales and marketing efforts are led by dedicated teams in each business unit and a public relations team that oversees our public communications. Our approach to sales and marketing includes:

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Public Relations: Our public relations team is in charge of the public communications on the level of the OwlTing Group, including brand activities, press releases and media relations and coverage, with the goal to establish a clear and cohesive brand message to build brand visibility and creditability.

•	Direct Sales: Our sales team in each business unit reaches out to and conducts pitch meetings with potential business customers via in-person meetings and events.

•	Customer Relationship Management: We have customer success personnel in each business unit that provides customer support and creates programs to reward and encourage repeat customers.

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Content Marketing: We create content including blog posts, graphics and videos that would be informative to our potential as well as existing customers, which would be distributed through our website, social media platforms, customer emails and advertisement.

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Social Media Marketing: We invest in our presence on various social media platforms including LinkedIn, Facebook, Instagram, X, and LINE official accounts to increase customer engagement and brand awareness.

•	Online Advertising: We leverage digital advertising platforms like Google Adwords, Facebook ads and Instagram ads to reach our target audience.

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Email Marketing: By distributing periodical emails, we share informational content and promotional offers to existing and potential customers, with the goal to enhance customer relationship and encourage engagement.

Our Team

We currently have approximately 200 employees, including 75 employees in the research and development team and 87 employees in the sales and marketing team. Our employees are based in Taiwan and overseas, including the United States, Japan and Malaysia. We have a professional and complete management team, who possesses significant expertise and industry knowledge. We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have been able to attract and retain talented personnel and maintain a stable core management team.

As of December 31, 2021, we had 148 employees, including 58 engineers in the research and development team and 64 employees in the sales and marketing team. As of December 31, 2022, we had 171 employees, including 65 engineers in the research and development team and 73 employees in sales and marketing team. As of December 31, 2023, we had 198 employees, including 75 engineers in the research and development team and 86 employees in sales and marketing team. We don’t have temporary employees.

Our employees are mainly based in Taiwan, and we have fewer than 10 employees overseas, including in the United States, Japan, and Malaysia. We are subject to, and comply with, local labor law requirements based on the locations of the employees. Almost all of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our employee relations to be good and we have not experienced any work stoppages.

Our Corporate Structure and History

Darren Wang, a serial entrepreneur and blockchain industry angel investor, founded the OwlTing Group in 2010. We are a blockchain technology company headquartered in Taipei, Taiwan and have subsidiaries in the United States, Japan, Singapore, Hong Kong, Malaysia and Thailand. We were incorporated under our holding company, OBOOK Holdings Inc., under the laws of the Cayman Islands in April 2011. We believe developing and managing our diverse business operations by business segments and groups enables us to formulate more effective business strategies and operating guidelines that fit the needs of the group. The following diagram illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus:

We are continuously developing and deploying easy access to blockchain solutions for industries that have a need for cost-effective resilience and transparency across the globe. OwlTing Market was the first business line we developed. It continues to serve as a platform dedicated to enabling Taiwanese local businesses and farmers to reach out directly to end consumers. We offer consumers diverse and high-quality products through OwlTing Market’s stable partnerships with small- and medium-sized farmers and businesses in Taiwan.

We expanded our footprint into the hospitality sector in 2018 by introducing OwlNest, a powerful and easy-to-use hotel PMS leveraging blockchain technology, which now connects more than 2,500 hospitality providers with their customers. OwlNest also facilitates unique travel experiences under our OwlJourney and OwlTing Experiences brands.

In 2023, we launched OwlPay, a payment platform specifically developed to simplify backend financial operations in connection with cross-border transactions.

In 2023, we further enhanced our payments offerings by acquiring PayNow, a prominent Taiwanese payment gateway service provider, in order to deliver current and future one-stop payment solutions from payment gateway to business payout solutions with fiat currency, credit cards and stablecoin.

Today, we have an international team of more than 200 professionals, dedicated to driving innovation, simplifying complex processes and fostering global connections through blockchain technology.

Our strategic partners include SBI Holdings, a leading Japanese financial services company that made an investment of US$17.5 million in us in 2018. Additional investments in our company include those from the major shareholder and chairman of Globe Union Industrial Corp (TPE: 9934) in 2017, the owner family of Howard Hotel Group in 2018, the National Development Fund, Executive Yuan of Taiwan in 2020, MaiCoin and the owner family of Taiwan Toyota (Hotai Motor Co., Ltd., TPE: 2207) in 2022, the Stellar Development Fund in 2023, Taiwan-based family funds and United Kingdom-based institutional investors in 2024.

Properties

We conduct operation and administrative activities in leased facilities in Taiwan. We currently lease 3 properties with a total gross floor area of over 6,000 square meters for our company’s headquarters, conducting product development, sales, marketing, and business operations; and we currently lease 8 properties with a total gross floor area of over 2,000 square meters for OwlStay, our self-branded offline platform service providing accommodation to travelers, with a total of 90 rooms. The lease agreements for our current headquarters are for a period of five years starting from August 1, 2024 at an annual pre-tax rent of NTD33.2 million, with a rent-free period until January 31, 2025. The lease agreements for our previous headquarters expired on December 31, 2024.

Regulations

Payments regulations

In the United States, we have obtained licenses to operate as a money transmitter or the equivalent in certain states, as well as in the District of Columbia, where such licenses or equivalent are required to conduct our business. We are also registered as an “MSB” with the FinCEN. These licenses and registrations subject us to, among other things, the BSA, restrictions and requirements with respect to the investment of customer funds and use and safeguarding of customer funds and digital assets, bonding, minimum capital and net worth requirements, prudential compliance obligations associated with customer notice and disclosure, reporting and recordkeeping requirements applicable to us, as well as requirements relating to the screening of control persons and inspection and examination by state regulatory agencies. These state licensing laws also cover matters such as regulatory approval of controlling stockholders, directors, and senior management of the licensed entity.

Our money transmission operations in Japan are subject to the requirements to obtain certain licenses including the Electronic Payment Intermediary Service Provider license (電子決濟代行業者), which enables us to connect API with a bank, the Funds Transfer Service Provider license (資金移動業者), which enables us to transfer funds for our customers and the Electronic Payment Instruments Exchange Service Provider license (電子決濟手段取引業者), which enables us to sell, purchase, exchange, serve as an intermediary or broker and transfer funds in relation to the stablecoin. We are in the process of applying for such licenses in Japan. The obtaining of these licenses and the implementation of our money transmission operations under these licenses require compliance with the Payment Service Act and relevant regulations, including requirements as to the segregation of user assets, provision of information to users and measures to protect users, management of external contractors, security control of information and advertising and solicitation. The Financial Services Agency, which is the supervisory authority in Japan, periodically supervises the proper implementation of these regulations.

Our money transmission operations in Singapore are subject to obtaining of a major payment institution license. We are in the process of applying for such license. During this period of time, we aim to satisfy the requirements of the Monetary Authority of Singapore that, for our subsidiary to hold such license, its directors and chief executive officer, principal shareholders and employees are fit and proper in accordance with the regulations, and that such personnel meet the governance requirements and have sufficient experience in operating a business in the payment services industry or related areas in the financial services industry. Before the grant of the license, we expect to secure a permanent place of business in Singapore where our books and records can be securely held in the country.

Our money transmission operations in Hong Kong are subject to obtaining of a Money Service Operator (MSO) license. We are in the process of applying for such license. In order to be eligible to obtain this license, we aim to comply with the requirement that, for our subsidiary to hold such license, each of its directors and principal shareholders would be a fit and proper person in accordance with the Commissioner of Customs and Excise’s Guideline to be associated with the business of operating a money service. We expect to appoint a competent Compliance Officer (CO) and a Money Laundering Reporting Officer (MLRO) to act respectively as the focal point for the oversight of our AML/CTF system and compliance measures as well as the central reference point for reporting suspicious transactions. At a later stage of the license application process, we expect to go through a Competence Assessment conducted by the Hong Kong Customs and Excise Department (C&ED) to assess our understanding of money laundering and terrorist financing risks to which our business is exposed, and our capability of implementing effective AML/CTF systems to adequately manage and mitigate the AML/CTF risks identified in order to meet the statutory AML/CTF obligations.

In Taiwan, Third-Party Payment Enterprises, or Payment Gateways, are required to complete the registration of AML and Service Capability Registration in accordance with the procedures and methods designated by the Ministry of Digital Affairs. Payment Gateways should also fulfill the obligation required by the Regulations Governing AML and CTF for the Third-Party Payment Enterprises, including but not limited to AML/KYC, assessment of money laundering/terrorist financing risks, internal control and audit systems establishment. Our Taiwan subsidiary, PayNow, has fulfilled these requirements and obligations.

Virtual currency regulations

We are subject to certain licensing and supervisory frameworks as a result of our digital wallet offering, through which customers could store certain virtual currencies. The laws and regulations applicable to virtual currency are evolving and subject to interpretation and change. Therefore, our current and future virtual currency services may be or become subject to additional licensing, regulatory requirements and oversight by other state and federal authorities. In recent years, the SEC and U.S. state securities regulators have stated that certain digital assets or digital asset products may be classified as securities under U.S. federal and state securities laws, and in the case of the SEC, has made public statements on this topic; however, these statements are not binding or definitive guidance, and there is currently no certainty under the SEC’s application of the applicable legal test as to whether particular crypto assets, products, or services would be deemed securities. A number of enforcement actions and regulatory proceedings have since been initiated against digital assets and digital asset products and their developers and proponents, as well as against trading platforms that support digital assets.

We have established policies and practices to evaluate each digital asset we consider for usage in our services, to assess whether any given digital assets, or whether the development, issuance, and use of such assets, have characteristics that make them more or less likely to implicate U.S. federal securities laws. Our assessment is informed by the Howey test for whether any given digital assets would be considered a “security” within the meaning of Section 2(a)(1) of the Securities Act, as well as recent enforcement actions. The primary type of digital asset that our business operations currently involve is stablecoin. Any of our assessment on any digital asset is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts.

Several foreign governments have also issued similar warnings cautioning that digital assets may be deemed to be securities under the laws of their jurisdictions. We will also become subject to additional regulations as we plan to expand our services internationally. The EU newly adopted the Markets in Crypto-Assets Regulation (MiCAR) and Brazil intends to introduce the Cryptoassets Act, which may affect our plan to expand operations in these jurisdictions. We are currently assessing the regulatory landscapes and exploring our compliance approach in these jurisdictions.

Consumer protection

The Consumer Financial Protection Bureau and other U.S. and foreign regulatory and law enforcement agencies regulate financial products and enforce consumer protection laws, including those applicable to credit, deposit, and payment services, and other similar services. These agencies have broad consumer protection mandates, and they promulgate, interpret, and enforce rules and regulations that affect our business.

Data protection and privacy

We are subject to a number of laws, rules, directives and regulations relating to the collection, use, retention, security, processing and transfer of personally identifiable information about our customers and employees in the jurisdictions where we operate. Our business relies on the processing of personal data in many jurisdictions and the movement of data across national borders. As a result, much of the personal data that we process, which may include certain financial information associated with individuals, is regulated by multiple privacy and data protection laws and, in some cases, the privacy and data protection laws of multiple jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships.

Anti-bribery and anti-corruption compliance

We are subject to applicable anti-bribery and anti-corruption laws, including the FCPA and similar laws in other jurisdictions where we operate. These laws generally prohibit making or offering improper payments to foreign government officials to gain an unfair business advantage. The FCPA specifically mandates the establishment of adequate internal controls to prevent and identify potential violations.

AML, CTF and sanctions regulations

We are subject to AML and CTF laws, including the BSA. The BSA mandates that we maintain a risk-based AML program. Our financial services outside the United States also adhere to local AML regulations.

Additionally, we are subject to the economic and trade sanctions programs enforced by the U.S. Treasury’s Office of Foreign Assets Control (OFAC). These programs restrict transactions with specified countries, regimes, terrorists, international narcotics traffickers, individuals involved in the proliferation of weapons of mass destruction, and other threats to U.S. national security, foreign policy, or economy. Other entities in our group may need to comply with additional local sanctions as required by their jurisdictions.

Financial services supervision

In the United States, as a registered MSB with the FinCEN, we are subject to a comprehensive set of rules and regulations designed to maintain the integrity of our financial services. For our operations outside the United States, we are also subject to the regulations and guidelines of relevant authorities in each jurisdiction, such as the Hong Kong Monetary Authority (HKMA), the Hong Kong Customs and Excise Department (C&ED), the Monetary Authority of Singapore (MAS) and the Financial Services Agency of Japan (JFSA).

Under these licenses and registrations, we are subject to rules and regulations related to AML, safeguarding customer assets and funds, regulatory capital requirements, fit and proper management, operational controls, corporate governance, customer disclosures, reporting and recordkeeping. We put great emphasis on complying with these regulations and aim to operate with the highest standards of integrity and transparency, providing secure and reliable service to our investors and customers.

Regulations related to doing business in Taiwan

Remittances by our Taiwan subsidiaries to us involving the currency conversion from NTD to U.S. dollar are under exchange controls imposed by the regulatory authority in Taiwan. According to the Taiwan Foreign Exchange Regulation Act, foreign exchange transactions of a value of NTD 500,000 or more shall be declared to the Central Bank of the Republic of China (Taiwan). Further, for a single remittance of an amount over US$1 million by a company, relevant testimonials shall be submitted to the Central Bank of the Republic of China (Taiwan). If the annual accumulated settlement amount of foreign exchange purchased or sold has exceeded US$50 million, such remittance shall be approved by the Central Bank of the Republic of China (Taiwan). The Taiwan government may impose further foreign exchange restrictions in certain emergency situations, where the Taiwan government experiences extreme difficulty in stabilizing the balance of payments or where there are substantial disturbances in the financial and capital markets in Taiwan.

We are subject to a number of laws, rules, directives, and regulations relating to the tourism and travel agency business in the markets where we operate, especially in Taiwan. Taiwan’s Regulations Governing Travel Agencies require that a travel agency be approved for establishment before operating and comply with the requirements of the Regulations during its operation.

Additional developments

Various legislative bodies and regulatory agencies in the United States and elsewhere in our international markets continue to examine a wide variety of issues that could impact our business, including privacy, data protection, information security, virtual currencies, identity theft, tax, marketing, and labor and employment matters. As our business continues to develop and expand, additional laws, rules and regulations may become relevant.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers upon the completion of this offering.

Name	Age	Position
Chun-Kai Wang (Darren Wang)	45	Founder, Chairman and Chief Executive Officer
Chung-Han Hsieh (John Hsieh)	45	Co-founder, Director and Chief Technology Officer
Hsiang-Chih Wang	45	Director
Chih-Chang Yu	44	Director
Te-Yung Hsu	43	Director
Meyer Samuel Frucher	78	Independent Director
Wei-Li Lin (Winnie Lin)	41	Chief Financial Officer
Kang-Ho Wang (Patrick Wang)	47	Chief Business Officer
		Chief Compliance Officer
Tzu-Chu Liu (Daphny Liu)	41	Internal Audit Director
		General Counsel

Darren Wang is our founder and has served as our chief executive officer since 2010. Mr. Darren Wang is an expert in cryptography and information theory. In 2023, Mr. Darren Wang further honed his leadership skills by attending the Owner/President Management Program (OPM 63) at Harvard Business School. Mr. Darren Wang earned his master’s degree in electrical and computer engineering from Boston University, studying under Prof. Lev Levitin, the inventor of the Margolus–Levitin theorem. With over 19 years of experience from Silicon Valley to Asia, Mr. Darren Wang transitioned into entrepreneurship and became one of Asia’s most active angel investors in the blockchain industry. Mr. Darren Wang founded the OwlTing Group in 2010 to connect the world through technology, driving innovation across various industries. The OwlTing Group has gained significant recognition, securing over USD tens of millions in investments from global investors, including SBI Holdings and the Stellar Foundation and other institutions. Mr. Darren Wang has been a prominent figure in the blockchain community, speaking at major events such as the Asia Blockchain Summit and the IEEE Blockchain Forum, and was honored with the “Future Leader Award” from Taiwan Tatler and featured on Tatler’s “The New Asia” cover from 2020-2023. Mr. Darren Wang’s pioneering efforts earned him the title “the father of blockchain industrial application” according to local media in Taiwan. Mr. Darren Wang’s insights and contributions continue to shape the future of blockchain technology and fintech innovation.

John Hsieh is our co-founder and has served as our chief technology officer since 2010. Mr. Hsieh has extensive experience with programming, internet technology and networking algorithms. Prior to joining us, Mr. Hsieh served as the chief technology officer of LGS (TaiwanGo) from 2004 to 2010. Mr. Hsieh received his bachelor’s degree in bio-industrial mechatronics from National Taiwan University.

Hsiang-Chih Wang has served as our director since May 4, 2015. Dr. Hsiang-Chih Wang is currently the chief doctor of Airlee Biomedical & Cosmetic Policlinic. Dr. Hsiang-Chih Wang received his M.D. degree from the School of Medicine of National Taiwan University.

Chih-Chang Yu has served as our director since May 4, 2015. He is currently a Professor at the Department of Information and Computer Engineering at Chung Yuan Christian University, Taoyuan, Taiwan. Mr. Yu served as the principal engineer of Institute for Information Industry from 2017 to 2018. Mr. Yu also served as the assistant professor, associate professor and the chair of the computer science and information engineering department of Vanung University from 2009 to 2014. Mr. Yu received his bachelor’s degree in science and doctoral degree in philosophy from National Central University, respectively.

Te-Yung Hsu has served as our director since February 16, 2024. Prior to joining us, Mr. Hsu served as the trader in multiple companies including President Securities Corporation (TWSE: 2855) from 2016 to 2019,

SinoPac Futures Corporation from 2011 to 2016, Jih Sun Securities Co., Ltd. from 2007 to 2008, China Bills Finance Corporation from 2006 to 2007 and Taishin Futures Co., Ltd. from 2004 to 2006. Mr. Hsu received his master’s degree in science from National Tsing Hua University and his bachelor’s degree in science from National Chiao Tung University.

Meyer Samuel Frucher has served as our independent director since October 28, 2021. Prior to joining us, Mr. Frucher served as the vice chairman of Nasdaq, Inc., a corporation that owns and operates the Nasdaq Stock Market, from 2008 to 2020. Mr. Frucher has also served as a director of The Options Clearing Corporation since 2000. From 1998 to 2008, Mr. Frucher served as chairman and chief executive officer of the Philadelphia Stock Exchange. Mr. Frucher has also served in various government positions, including as the chief labor negotiator for New York State, chief executive officer of Battery Park City Authority and chief executive officer of the School Construction Authority. He received his master of public administration degree from the John F. Kennedy School of Government, Harvard University and his bachelor’s degree in government from Columbia University.

Winnie Lin has served as our chief financial officer since September 5, 2022. Prior to joining us, Ms. Winnie Lin served at the Central Bank of Taiwan, LITE-ON Technology, Macquarie Capital Securities, McKinsey & Company and Radium Life Technology from 2006 to 2019. Ms. Winnie Lin received her master’s degree in finance and her bachelor’s dual degrees in business administration and accounting from National Taiwan University, respectively.

Patrick Wang has served as our chief business officer since December 16, 2019. Prior to joining us, Mr. Patrick Wang served as the senior manager of CyberTAN Technology from 2006 to 2011 and the department manager of Advanced Semiconductor Engineering Holdings from 2013 to 2018. Mr. Patrick Wang received his master’s degree in international management from University of London, SOAS and his bachelor’s degree in sociology from National Taipei University.

Daphny Liu has served as our Internal Audit Director since February 1, 2023. Prior to joining our company, Ms. Liu served at PricewaterhouseCoopers, Taiwan from 2008 to 2021. Ms. Liu has the certificate of passing the CPA examination of Taiwan and is a Certified Information Security Auditor. Ms. Liu received her master’s degree in business administration and her bachelor’s dual degrees in business administration and accounting from National Taiwan University, respectively.

Family Relationships

Not applicable.

Board of Directors

The board of directors of the Company (the “Board”) will consist of    directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction, notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of the Company to raise or borrow money, and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds and other securities whenever outright or as security for any debt, liability or obligation of the Company or of any third party. Debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under the laws of the Cayman Islands, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with the Company’s Second Amended and Restated Memorandum and Articles, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The Board has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of the Board include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, the Board may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, appoint any person as a director to fill a casual vacancy on the Board or as an addition to the existing Board. Our directors will hold and continue in office until they are removed from office under the terms of the Company’s Second Amended and Restated Memorandum and Articles or until they resign. The service of our independent directors may be terminated by the director or by us with a 30-day advance written notice. In addition, a director will cease to be a director if, among other things, the director (i) dies; (ii) becomes bankrupt or makes any arrangement or composition with his or her creditors generally; (iii) is found to be or becomes of unsound mind; (iv) resigns his or her office by notice in writing to the Company; or (v) is removed from office by a resolution of the Company.

Our officers are appointed by and serve at the discretion of the Board, and may be removed by the Board.

Committees of the Board of Directors

The Board has an audit committee. The audit committee’s members and functions are described below.

Audit Committee

The audit committee consists of   directors, including   .   is the chairperson of the audit committee.     satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of the audit committee members satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee oversees our accounting and financial reporting processes. The audit committee is responsible for, among other things:

•	the quality and integrity of our financial statements,

•	internal control over financial reporting and disclosure controls and procedures,

•	our compliance with legal and regulatory requirements,

•	our independent registered public accounting firm’s qualifications and independence,

•	the performance of our internal audit function, and

•	the performance of our independent registered public accounting firm.

Director Nominations

The Board considers director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders). [Our shareholders that wish to nominate a director for election to our Board should follow the procedures set forth in the Company’s Second Amended and Restated Memorandum and Articles.]

In general, in identifying and evaluating nominees for directors, the Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, character, and the ability to exercise sound judgement, and relevant skills and experience, including financial literacy and experience in the context of the needs of the Board.

Code of Business Conduct and Ethics

We have adopted a new code of business conduct (the “Code of Business Conduct”) that applies to all directors, executive officers and employees which is available on our website. The Code of Business Conduct is a “code of ethics” as defined in Item 406(b) of Regulation S-K. Copies of the Code of Business Conduct and charters for each of the Board committees will be provided without charge upon request from us and will be posted on our website. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.

Controlled Company

We will be a “controlled company,” as defined under the rules of the Nasdaq, since Darren Wang, our founder and CEO, will have [(i)  % of the total voting power of the Company, assuming the underwriters do not exercise their over-allotment option, or (ii)   % of the total voting power of the Company, assuming the underwriters exercise their over-allotment option in full]. For so long as we remain a controlled company under this definition, we are permitted to elect to rely, and currently intend to rely, on certain exemptions from corporate governance rules, including the exemption from the requirements that:

•	a majority of our board of directors consist of “independent directors” as defined under the rules of Nasdaq;

•	our director nominees be selected, or recommended for our board of directors’ selection, by a nominating/governance committee comprised solely of independent directors; and

•	the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors.

Foreign Private Issuer Status

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Foreign Private Issuer Status”.

Executive Officer and Director Compensation

For the year ended December 31, 2023, we paid an aggregate of US$673,800 in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. For further information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plan.”

Employment Agreements

We have entered into employment agreements with each of our executive officers in the form of our general employment agreement. Under these agreements, the terms of employment of our executive officers are typically not specified. We may terminate employment for cause, at any time, without advance notice, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime, or serious breach of duty of loyalty to us. We may also terminate an executive officer’s employment without cause pursuant to applicable law of the jurisdiction where the executive officer is based. Executive officers typically may resign at any time with a 30-day advance written notice.

Each of these contracts of employment provides for an initial salary, discretionary annual bonus opportunity, equity incentive opportunities and participation in welfare and retirement plans. Either party must give between 10 days and one month of prior written notice of a termination of employment, subject to certain exceptions such as retirement or termination for cause. Our executive officers are generally subject to obligations not to compete with us and not to solicit our employees or customers for 24 months after termination of employment.

Executive officers have agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations.

Share Incentive Plan

On July 15, 2021, the Board approved the Share Incentive Plan (the “Plan”). The Plan provides for the grant of option, restricted share, restricted share unit, dividend, equivalent, share appreciation right or share payment (the “Award”), within the meaning of Section 422 of the Code, to service providers, including employees and directors, of the Company or its affiliates as selected by the administrator.

Authorized Shares. Subject to the adjustment provisions in the Plan, the maximum aggregate number of the Class A Common Shares that may be issued under the Plan shall be 10,000,000 Class A Common Shares. If an Award terminates, expires or lapses or is cancelled for any reason, any shares subject to the Award shall again be available for the grant of an Award pursuant to the Plan (unless the Plan has terminated).

Plan Administration. The administrator, delegated by the Board or the compensation committee of the Board, will have authority to administer the Plan, and the decisions, determinations and interpretations of the administrator, shall be final, binding and conclusive for all purposes and upon all participants. The Board in its sole discretion may terminate this Plan at any time.

The administrator has the power and authority to prescribe the forms of award agreement for use under the Plan, which need not be identical for each participant, and to amend any award agreement; provided, that: (1) the rights or obligations of the participant holding the Award that is the subject of any such award agreement are not affected adversely by such amendment; (2) the consent of the affected Participant is obtained; or (3) such amendment is otherwise permitted under the Plan. The administrator also has the power and authority to prescribe, amend and rescind rules and regulations relating to the Plan and the administration of the Plan and all award agreements.

The Board in its sole discretion may terminate this Plan at any time. The Board may amend this Plan at any time in such respects as the Board may deem advisable, subject to applicable laws.

Types of Awards. The Plan permits the Awards of option, restricted share, restricted share unit, dividend, equivalent, share appreciation right or share payment.

Eligibility. The Company’s service providers, including employees and directors, of the Company, any subsidiary or any related entity, are eligible to participate in the Plan.

Grant Notices. After the administrator determines that it will offer Awards under the Plan, it shall advise the offeree in writing or electronically of the terms, conditions and restrictions related to such Awards.

Conditions of Awards. The administrator determines the provisions, terms and conditions of each Award granted under the Plan, including, but not limited to, the types of Awards, the number of shares, the vesting schedule, exercise price, exercise periods and any restriction or limitation regarding the Award.

Vesting. The period during which an Award, in whole or in part, vests shall be set by the administrator, and the administrator may determine that an Award may not vest in whole or in part for a specified period after it is granted. At any time after grant of an Award, the administrator may, in its sole discretion and subject to whatever terms and conditions it selects, accelerate the period during which an Award vests.

Exercise Price. The exercise price subject to an option shall be determined by the administrator and set forth in the award agreement, which may be a fixed or variable price determined by reference to the fair market value of the shares. The option’s exercise price will not be less than the par value per share. Notwithstanding the foregoing, the exercise price of options granted to any U.S. Person will be no less than the fair market value on the date of grant unless with compliance with Section 409A of the Code or the person’s consent. The exercise price of options granted pursuant to an assumption or substitution for an option granted by another company may be less than the fair market value of the shares.

Exercise Period. The term of each Award shall be stated in the award agreement; provided, that the term shall be no more than ten (10) years from the date of grant thereof. Any option granted shall be exercisable according to the terms at such times and under such conditions as determined by the administrator and set forth in the award agreement.

Non-Transferability of Awards. Any shares issued upon the exercise of or in settlement of an Award shall be subject to such special cancellation conditions, rights of repurchase or redemption, rights of first refusal, and other transfer restrictions as set forth in the shareholders agreement of the Company or as the administrator may determine as set forth in an award agreement. Any transfer or attempted transfer of any shares not made in compliance with such restrictions shall be rejected by the administrator.

Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company, the administrator may provide for a participant to have the right to exercise the participant’s option or share appreciation right until 15 days prior to the commencement of such dissolution or liquidation. In addition, the administrator may provide that any Company repurchase option or any vesting condition applicable to any restricted shares shall lapse as to all such restricted shares and any shares issuable under any restricted share units or as share payments shall be issued as of such date. To the extent it has not been previously exercised or paid out, all Awards will terminate immediately prior to the commencement of such proposed dissolution or liquidation.

Change in Control. In the event of a change of control, as defined in the Plan, the Company, as determined in the sole discretion of the Administrator and without the consent of the Participant, may (i) accelerate the vesting, in whole or in part, of any Award; (ii) purchase any Award for an amount of cash or shares equal to the value; (iii) provide for the assumption, conversion or replacement of any Award by the successor or surviving company or a parent or subsidiary of the successor or surviving company with other rights or property.

Termination. The Plan has a term of ten years from June 28, 2020. Except due to adjustments upon changes in capitalization or change in control, any amendment or termination of this Plan shall not affect Awards previously granted or issued, as the case may be, and such Awards shall remain in full force and effect as if this Plan had not been amended or terminated.

The following table summarizes, as of the date of this prospectus, awards we have granted to our directors and executive officers. As of the date of this prospectus, all options issued under the Share Incentive Plan have been exercised or have expired and no rights to receive Class A Common Shares are being held under the Share Incentive Plan.

Name	Number of Class A Common Shares Underlying Awards Granted	Excise Price (US$/Share)	Grant Date	Expiration Date
Chun-Kai Wang (Darren Wang)	1,200,000	1.24	July 15, 2021	July 14, 2023
Chung-Han Hsieh (John Hsieh)	1,000,000	1.24	July 15, 2021	July 14, 2023
Kang-Ho Wang (Patrick Wang)	200,000	2.00	July 15, 2021	July 14, 2023

Total	2,400,000

Insurance and Indemnification

To the extent permitted under Cayman Islands law, the Company is empowered to indemnify its directors against any liability they incur by reason of their directorship. The Company intends to enter into indemnification agreements with each of our directors and officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company. The Company intends to obtain directors’ and officers’ insurance to insure such persons against certain liabilities. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to the Board, executive officers or persons controlling us pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL SHAREHOLDERS

The following table sets forth information, as of     , 2025, regarding the beneficial ownership of our Common Shares: (i) prior to the consummation of this offering and (ii) as adjusted to reflect the sale of our ADSs in this offering, for:

•	each of our directors and executive officers; and

•	each person who has reported to us that such person beneficially owns 5% or more of either of our outstanding Class A Common Shares or Class B Common Shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The percentage of shares beneficially owned before this offering is computed on the basis of [80,865,751] outstanding shares as of     , 2025. The percentage of shares beneficially owned on an adjusted basis after this offering is based on      shares to be outstanding after this offering after giving effect to completion of this offering assuming no exercise of the underwriters’ option to purchase additional ADSs, and      shares to be outstanding after this offering after giving effect to completion of this offering and assuming full exercise of the underwriters’ option to purchase additional ADSs from us. Shares that a person has the right to acquire within 60 days of     , 2025, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. There has been no significant change in the percentage ownership held by any major shareholders during the past three years than otherwise disclosed in this registration statement.

	Common Shares Beneficially Owned Immediately Prior to the Offering				Common Shares Beneficially Owned Immediately After the Offering
Shareholder	Class A Common Shares	Class B Common Shares	% of total Common Shares†	% of voting power††	Class A Common Shares	% of total Class A Common Shares	Class B Common Shares	% of total Common Shares†	& of voting power††
Directors and Executive Officers:**
Chun-Kai Wang (Darren Wang)	833,564	36,150,000	45.7	51.7
Chung-Han Hsieh (John Hsieh)	—	10,000,000	12.4	14.3
Hsiang-Chih Wang	—	970,000	1.2	1.4
Chih-Chang Yu	—	450,000	*	*
Te-Yung Hsu	30,770		*	*
Wei-Li Lin (Winnie Lin)	—	50,000	*	*
Kang-Ho Wang (Patrick Wang)	59,050	—	*	*
Tzu-Chu Liu (Daphny Liu)	—	—	—	—
All directors and executive officers as a group	923,384	47,620,000	60.0	68.1
5% or More Shareholders:
SBI Digital Strategic Investment Co. (1)	1,215,903	14,092,916	18.9	20.3
Tzu-Hung Lin (2)	970,000	—	1.2	*
Matsutake Co., Ltd. (3)	918,836	—	1.1	*
Kyber Global Holdings Inc. (4)	750,000	—	*	*
Wing Ching Lin (5)	666,750	—	*	*
Midana Capital Inc. (6)	625,000	—	*	*

*	Less than 1% of our total outstanding Common Shares or voting power.
**	The business address of our directors and executive officers is 9F., No. 28, Wencheng Rd., Beitou Dist.,Taipei City 112, Taiwan, Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (i) the total number of common shares issued and outstanding as of the date of this prospectus, and (ii) the number of common shares that such person or group has the right to acquire beneficial ownership of within 60 days after the date of this prospectus.

††

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B Common Shares as a single class. In respect of matters requiring a shareholder vote, each Class A Common Share is entitled to one vote and each Class B Common Share is entitled to 10 votes. Each Class B Common Share is convertible into one Class A Common Share at any time by the holder thereof. Class A Common Shares are not convertible into Class B Common Shares under any circumstances.

(1)

Represents 1,215,903 Class A and 14,092,916 Class B Common Shares held by SBI Digital Strategic Investment Co., a limited liability company incorporated in Japan with registered office at 1-6-1 Roppongi, Minato-Ward, Tokyo, Japan.

(2)

Represents 970,000 Class A Common Shares held by Tzu-Hung Lin, an independent third party of the Company, of which 250,000 Class A Common Shares were acquired by Tzu-Hung Lin on February 16, 2024. The address of Tzu-Hung Lin is 24F.-3, No.27-1, Baoqiao Rd., Xindian Dist., New Taipei City 231, Republic of China.

(3)

Represents 918,836 Class A Common Shares owned by Matsutake Co., Ltd., a company incorporated in the Republic of China with limited liability, all of which were acquired by Matsutake on March 22, 2023. The business address of Matsutake Co., Ltd. is 1F., No. 49, Ln. 70, Sec. 2, Academia Rd., Nangang Dist., Taipei City 115, Republic of China.

(4)

Represents 750,000 Class A Common Shares owned by Kyber Global Holdings Inc., a company incorporated in the British Virgin Islands. The business address of Kyber Global Holdings Inc. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(5)	Represents 666,750 Class A Common Shares held by Wing Ching Lin, an independent third party of the Company. The address of Wing Ching Lin is Rm 820 Heng Hoi Hse, Heng On Est, Ma On shan Nt, Hong Kong.
(6)

Represents 625,000 Class A Common Shares owned by Midana Capital Inc., a company incorporated in the British Virgin Islands. The business address of Midana Capital Inc. is P.O. Box 957, Offshore Incorporations Centre, RoadTown, Tortola, British Virgin Islands.

As of     , 2025, we had      holders of record of our Class A Common Shares in the United States, holding, in the aggregate     , or     % of our outstanding Class A Common Shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our shares that have resulted in significant changes in ownership held by our major shareholders. Upon the closing of this offering, Darren Wang, our founder and CEO, will continue to beneficially own more than 50% of the total voting power of the Company and will remain our controlling shareholder.

RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into since 2022, with any directors of the Board, executive officers or holders of more than 10% of any class of our voting securities.

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements” and “Management — Insurance and Indemnification.”

Private Placements

See “Description of Share Capital — History of Securities Issuances.”

In 2024, Darren Wang, our founder, chairman and chief executive officer, purchased in aggregate 230,081 Class A Common Shares for a total cash consideration of US$1.62 million.

Share Incentive Plans

See “Management — Share Incentive Plan.”

Other Transactions with Related Parties

Transactions with Mr. Darren Wang

As of December 31, 2022, December 31, 2023 and September 30, 2024, the amounts of our borrowings from Mr. Darren Wang, our founder, chairman and chief executive officer, were US$1,704,161, US$1,476,065 and US$1,283,764, respectively.

As of December 31, 2022, December 31, 2023 and September 30, 2024, the amounts of our payables to Mr. Darren Wang, our founder, chairman and chief executive officer, were US$781, US$19,350 and US$500, respectively.

As of December 31, 2022, December 31, 2023 and September 30, 2024, the amounts of our receivables from Mr. Darren Wang, our founder, chairman and chief executive officer, were US$17,299, US$17,311 and US$0, respectively.

Transactions with Mr. Chung-Han Hsieh

As of December 31, 2022, December 31, 2023 and September 30, 2024, the amounts of our borrowings from Mr. Hsieh, our co-founder, director and chief technology officer, were US$470,000, US$470,000 and US$470,000, respectively.

DESCRIPTION OF SHARE CAPITAL

A summary of the material provisions governing the Company’s share capital is described below. This summary is not complete and should be read together with the Company’s Second Amended and Restated Memorandum and Articles, a copy of which is appended to this prospectus as Exhibit [3.2].

The Company is a Cayman Islands exempted company with limited liability and its affairs are governed by the Company’s memorandum and articles of association, the Companies Act, and the common law of the Cayman Islands. Under the Company’s Second Amended and Restated Memorandum and Articles, the objects of the Company are unrestricted, and the Company has full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

The Company’s authorized share capital is US$200,000 divided into (i) [128,535,418] Class A Common Shares, (ii) [70,464,582] Class B Common Shares and (iii) [1,000,000] Class A Preferred Shares, with nominal or par value of US$0.001 each, as the Board may determine in accordance with Article [3] of the Articles. [All Common Shares issued and outstanding were fully paid and non-assessable.] The Company has also previously issued certain Class A Preferred Shares, par value US$0.001 per share, which are not convertible into any other shares of the Company, and which the Company is obligated to, and expects to, redeem in full shortly after the closing of this offering. For further information on the redemption of Class A Preferred Shares, see Note 15, “Preference share liabilities” to our consolidated financial statements included elsewhere in this registration statement.

The following are summaries of the material provisions of the Company’s Second Amended and Restated Memorandum and Articles and the Companies Act insofar as they relate to the material terms of the Common Shares.

Common Shares

Voting Rights

Subject to different rules applied to the situation of variations of rights of shares (as illustrated below), holders of Common Shares shall at all times vote together as one class on all resolutions submitted to a vote by the members. Each Class B Common Share shall entitle the holder thereof to ten votes on any ordinary or special resolution of the Company, and each Class A Common Share shall entitle the holder thereof to one vote on any ordinary or special resolution of the Company.

An ordinary resolution to be passed by the members requires the affirmative vote of a simple majority of votes attached to the Common Shares cast in a general meeting or consented to such resolution in writing by all of the members entitled to vote, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the Common Shares. A special resolution will be required for important matters such as a change of name or making changes to the Company’s Second Amended and Restated Memorandum and Articles.

Conversion Between Class A Common Shares and Class B Common Shares

Each Class B Common Share is convertible into one Class A Common Share at any time at the option of the holder thereof. Each Class B Common Share shall be automatically, without any further action by the holder thereof, converted into one fully paid and non-assessable Class A Common Share upon the occurrence of (i) any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of any Class B Common Share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law; and (ii) [any transfer of Class B Common Shares by a holder to any person or entity which is not an affiliate of such holder.]

Dividends

The directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the profits or out of the share premium account of the Company lawfully available therefor or otherwise as permitted by law. Holders of Class A Common Shares and Class B Common Shares will be entitled to the same amount of dividends, if declared.

Liquidation

On a winding-up, holders of Common Shares will be entitled to participate in any surplus assets in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.

Transfer of Shares

Subject to the Company’s Second Amended and Restated Memorandum and Articles or any relevant securities laws, any holder of Common Shares may transfer all or any shares by an instrument of transfer in writing in the form specified in the Company’s Second Amended and Restated Memorandum and Articles or in any usual or common form approved by the directors.

Subject to the right to transfer of shares as agreed by the Company in any contractual agreement between the Company and holder of such shares, the directors may, in their absolute discretion and without assigning any reason therefor, decline to register any transfer of Common Shares to a person of whom they do not approve. The registration of transfers may be suspended at such times and for such periods as the directors may from time to time determine provided always that such registration shall not be suspended for more than thirty days in any year.

The directors may decline to recognize any instrument of transfer unless (x) a fee not exceeding one dollar is paid to the Company in respect thereof, and (y) the instrument of transfer is accompanied by the certificate of the Common Shares to which it relates, and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer.

If the directors refuse to register a transfer of Common Shares, they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

Calls on Shares and Forfeiture of Shares

The directors may from time to time make calls upon the members in respect of any moneys unpaid on their Common Shares provided that no call shall exceed one-half of the nominal value of the share or be payable earlier than one month from the last call. Any Common Shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.

Variation of Share Rights

Whenever the share capital of the Company is divided into different classes, the rights attached to any such class may, unless otherwise provided by the terms of issue of the shares of that class, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Exempted Company

The Company is an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. As our ADSs will be listed on Nasdaq, we will also be subject to the rules of Nasdaq, but we intend to follow home country practice for certain corporate governance practices in lieu of Nasdaq corporate governance listing standards. See “Risk Factors—Risks Related to the American Depositary Shares—As a foreign private issuer in the United States, we are exempt from certain U.S. proxy rules and disclosure requirements under the Exchange Act, which may afford less protection to holders of our ADSs than they would enjoy if we were a domestic U.S. company.” and “—As a foreign private issuer in the United States, we are permitted to, and will, rely on exemptions from certain Nasdaq corporate governance standards, which may afford less protection to holders of our ADSs.”

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware and their shareholders.

This discussion does not purport to be a complete statement of the rights of holders of our Common Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number representing seventy-five percent (75%) in value of the creditors or class if creditors, or is approved by seven-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Company’s Second Amended and Restated Memorandum and Articles provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers prior to the completion of this offering, that provide such persons with additional indemnification beyond that provided in the Company’s Second Amended and Restated Memorandum and Articles. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director acts in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purposes for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Company’s Second Amended and Restated Memorandum and Articles provide that any ordinary or special resolution of shareholders and any other action that may be taken by the shareholders at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, by all shareholders who would have been entitled to attend and vote at a meeting called for the purpose of passing such a resolution or taking any other action.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting. However, these rights may be provided in a company’s articles of association. The Company’s Second Amended and Restated Memorandum and Articles allow our shareholders holding at the date of deposit of requisition shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company that as at the date of the deposit entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our chairman or board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but the Company’s Second Amended and Restated Memorandum and Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Company’s Second Amended and Restated Memorandum and Articles, directors may be removed by the affirmative vote of two-thirds of the directors then in office (except with regard to the removal of the chairman, who may be removed from office by the affirmative vote of all directors) or by an ordinary resolution (except with regard to the removal of the chairman, who may be removed from office by special resolution) of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; or (iv) is removed from office pursuant to any other provisions of the Company’s Second Amended and Restated Memorandum and Articles.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and the Company’s Second Amended and Restated Memorandum and Articles, the Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and the Company’s Second Amended and Restated Memorandum and Articles, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and the Company’s Second Amended and Restated Memorandum and Articles, the Company’s governing documents may only be amended by a special resolution of shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by the Company’s Second Amended and Restated Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Company’s Second Amended and Restated Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

•	On April 15, 2022, we issued 142,412 Class A Common Shares at par value US$0.001 due to equity fundraising in 2021 for a consideration of US$1,859,925.

•

On September 26, 2022 or as later registered on the Company’s register of members, we issued 1,411,215 Class A Common Shares at par value US$0.001 due to the exercise of stock options granted under the Share Incentive Plan for a consideration of US$2,994,056.

•

On February 16, 2024 or as later registered on the Company’s register of members, we issued 1,666,817 Class A Common Shares at par value US$0.001 due to equity fundraising in 2023 for a consideration of US$10,884,310.

•

On November 19, 2024 or as later registered on the Company’s register of members, we issued 1,090,351 Class A Common Shares at par value US$0.001 due to equity fundraising in 2024 for a consideration of US$7,120,000.

•	On November 19, 2024, we issued 285,861 Class A Common Shares at par value US$0.001 upon conversion of rights under SAFE agreements initially entered into in 2022 and 2023.

•

On November 15, 2024, we received the equity financing of US$1,000,000 in exchange for 135,135 Class A Common Shares at par value US$0.001, pending formal registration on the Company’s register of members.

•

On December 18, 2024, we received the equity financing of US$1,000,000 in exchange for 135,135 Class A Common Shares at par value US$0.001, pending formal registration on the Company’s register of members.

Financing Agreements

We have entered into the following material contracts, other than contracts entered into in the ordinary course of our business, during the last two fiscal years:

SAFE Agreements

The Company entered into SAFE agreements with certain investors in 2022 and 2023, in the aggregate amounts of US$1,370,000 and US$430,000 in 2022 and 2023, respectively. Please refer to Note 14, “Non-current Financial Liabilities at Fair Value Through Profit or Loss” of our consolidated financial statements for more information. The rights issued in connection with such SAFE agreements have been converted into Class A Common Shares or cash upon the Company’s equity financing event in 2024.

Share Subscription Agreements for Class A Common Shares

The Company entered into share subscription agreements with certain investors for the subscription of Class A Common Shares in 2023 and 2024, in the aggregate investment amounts of US$10,884,310 and US$9,120,000 in 2023 and 2024, respectively.

Each of the investors agreed to a customary lock-up obligation not to transfer or make any short sale of any securities of the Company for a period not to exceed 180 days in connection with the Company’s first public offering of any class of shares and upon request of the Company or the underwriters. In the event that the Board, or shareholders representing at least 70% of the total issued and outstanding shares of the Company, have resolved to accept an offer to purchase their respective Company shares from a bona fide third party, the Company may obligate such investors to sell all of their respective shares in the Company on the same terms and conditions as resolved by the Board or the shareholders of the Company.

Share Subscription Agreements for Class A Preferred Shares

On May 18, 2020, the Company entered into a share subscription agreement with the National Development Fund, Executive Yuan of Taiwan pursuant to which the National Development Fund purchased 1,000,000 shares of the Class A Preferred Shares from the Company for NT$60,000,000. Please refer to Note 15, “Preference share liabilities” to our consolidated financial statements for more information.

Pursuant to the share subscription agreement, the Class A Preferred Shares issued to the National Development Fund shall only be entitled to vote: (i) on matters that alter or change adversely the powers, preferences or rights given to the Class A Preferred Shares; or (ii) at a meeting of the holders of Class A Preferred Shares. The Class A Preferred Shares shall not be entitled to any distribution, other than a dividend at the rate of 1.5% per annum of the subscription price paid for each Preferred Share. The Company shall redeem all Class A Preferred Shares upon the second anniversary of the issue date of the Class A Preferred Shares by paying in cash the original subscription price paid for each Class A Preferred Share together with all unpaid dividends thereon. If the Company conducts a public offering or is otherwise required pursuant to the share subscription agreement, the Company shall immediately redeem all Class A Preferred Shares.

On November 15, 2021, the parties to the share subscription agreement agreed that the period before the Company is obligated to redeem all Class A Preferred Shares shall be extended to three years. On July 21, 2023, the parties further agreed that the agreement were revised as follows: (i) the period before the Company is obligated to redeem Class A Preferred Shares shall be further extended by one year, during which period the dividends shall accrue at the rate of 1.5% per annum; and (ii) upon expiration of such period, the Company shall redeem Class A Preferred Shares plus accrued dividends on a quarterly basis for a period of five years.

Registration Rights

Following the effectiveness of the registration statement of which this prospectus forms a part, a certain holder of our common shares, who holds, as of the time of effectiveness the registration statement of which this prospectus forms a part, 1,215,903 Class A Common Shares and 14,092,916 Class B Common Shares, will be entitled to rights (the “Registration Rights”) with respect to the registration of their common shares under the Securities Act, pursuant to an agreement we entered into with such holder of our common shares in April 2018. Such holder’s Registration Rights consist of customary rights for demand registration, F-3 registration and piggyback registration. The Registration Rights are only with respect to such holder’s Class A Common Shares (including any Class A Common Shares issued or issuable upon the conversion or exercise of other securities). We will pay the registration expenses (other than underwriting discounts and commissions) of such holder of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holder may include.

Demand Registration Rights

At any time beginning 180 days after the effectiveness of the registration statement of which this prospectus forms a part, such holder of our common shares can request that we register the offer and sale of their shares on a Form F-1 registration statement. Such request for registration must cover at least 20% of their common shares then outstanding or securities with an anticipated aggregate offering price of at least $10 million. We are obligated to effect only two such registrations. If we determine that it would be materially detrimental to us and our shareholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to the public filing of a registration statement, and ending on a date 180 days following the effectiveness of a registration statement. Lastly, we will not be required to effect a demand registration if the shares proposed to be registered may be immediately registered on a Form F-3 pursuant to the F-3 registration rights.

F-3 Registration Rights

If we are eligible to file a registration statement on Form F-3, such holder of our common shares may make a written request that we register the offer and sale of their shares on a registration statement on Form F-3 so long as the request covers securities with an anticipated aggregate public offering price of at least $5 million. Such holder of our common shares may make an unlimited number of requests for registration on Form F-3; however, we will not be required to effect a registration on Form F-3 during the period beginning 30 days prior to the public filing of a registration statement, and ending on a date 90 days following the effectiveness of a registration statement, or if we have effected such a registration within the twelve-month period preceding the date of the request. Additionally, if we determine that it would be materially detrimental to us and our shareholders to effect such a registration, we have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 90 days.

Piggyback Registration Rights

If we propose to register any of our common shares under the Securities Act in connection with a public offering such shares solely for cash, such holder of our common shares will be entitled to certain “piggyback” registration rights allowing the such holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (ii) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares registrable under the IRA or (iv) a registration in which the only common shares being registered are common shares issuable upon conversion of debt securities that are also being registered, such holder of our common shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

     , as depositary, will issue the ADSs that you will be entitled to receive in this offering. Each ADS will represent an ownership interest in a designated number or percentage of shares that we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary, and all holders and beneficial owners from time to time of American depositary receipts issued thereunder.

The depositary’s office is located at                    .

The ADS-to-share ratio is subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR). In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you.

A beneficial owner is any person or entity having a beneficial ownership interest in ADSs. A beneficial owner need not be the holder of the ADR evidencing such ADS. If a beneficial owner of ADSs is not an ADR holder, it must rely on the holder of the ADR(s) evidencing such ADSs in order to assert any rights or receive any benefits under the deposit agreement. A beneficial owner shall only be able to exercise any right or receive any benefit under the deposit agreement solely through the holder of the ADR(s) evidencing the ADSs owned by such beneficial owner. The arrangements between a beneficial owner of ADSs and the holder of the corresponding ADRs may affect the beneficial owner’s ability to exercise any rights it may have.

An ADR holder shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADRs registered in such ADR holder’s name for all purposes under the deposit agreement and ADRs. The depositary’s only notification obligations under the deposit agreement and the ADRs is to registered ADR holders. Notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.

Unless certificated ADRs are specifically requested, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive that reflect your ownership of ADSs.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder or beneficial owner, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all holders and beneficial owners from time to time of ADRs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of our company and the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf.

The deposit agreement, the ADRs and the ADSs are governed by the internal laws of the State of New York without giving effect to the application of the conflict of law principles thereof.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR that contains the terms of your ADSs. You can read a copy of the deposit agreement, which is filed as an exhibit to the registration statement (or amendment thereto) filed with the SEC of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room, which is currently located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of       to direct, manage and/or execute any public and/or private sale of securities and/or property under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary chargeable to holders of ADSs. All sales of securities will be handled by the depositary in accordance with its then current policies. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent. In all instances where the deposit agreement or an ADR refers to a “ sale” (or words of similar import) of securities or property, the depositary may, but shall not be obligated to, effect any such sale unless the securities to be sold are listed and publicly traded on a securities exchange or there is a public market for the property to be sold. To the extent the securities are not so listed and publicly traded or there is no public market for the property so distributed by us: (i) the depositary shall, in the event the deposit agreement is terminated and the depositary holds deposited securities that are not listed and publicly traded after the termination date of the deposit agreement, act in accordance with the termination provisions of the deposit agreement and form of ADR in respect of such securities and property; and (ii) in the event the depositary or its custodian receives a distribution other than cash, our shares and/or rights to acquire our shares, and such distribution consists of securities or property that are not distributed by the depositary, the depositary will be deemed to have sold the aggregate number of securities and/or property so received for nominal value and shall have no obligation to distribute such securities or any proceeds from the deemed sale thereof to the ADR holders. Furthermore, in the event the depositary endeavors to make a sale of shares, other securities or property, such securities and/or property may be sold in a block sale or single lot transaction.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being permissible or practicable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ fees and expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. To the extent that any of the deposited securities is not or shall not be entitled, by reason of its date of issuance, or otherwise, to receive the full amount of such cash dividend, distribution, or net proceeds of sales, the depositary shall make appropriate adjustments in the amounts distributed to the ADR holders issued in respect of such deposited securities. To the extent we or the depositary shall be required to withhold and do withhold from any cash dividend, distribution or net proceeds from sales in respect of any deposited securities an amount on account of taxes, the amount distributed on the ADSs issued in respect of such deposited securities shall be reduced accordingly.

To the extent the depositary determines in its discretion that it would not be permitted by applicable law, rule or regulation, or it would not otherwise be practicable, to convert foreign currency into U.S. dollars and distribute such U.S. dollars to some or all of the ADR holders entitled thereto, the depositary may in its discretion distribute some or all of the foreign currency received by the depositary as it deems permissible and practicable to, or retain and hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the ADR holders entitled to receive the same. To the extent the depositary retains and holds any cash, foreign currency, securities or other property as permitted under the deposit agreement, any and all fees, charges and expenses related to, or arising from, the holding thereof shall be paid from such cash, foreign currency, securities or other property, or the net proceeds from the sale thereof, thereby reducing the amount so held. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares that would result in fractional ADSs will be sold and the net proceeds of the public or private sales of such will be distributed in the same manner as cash to the ADR holders entitled thereto.

Rights to purchase additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may: (i) sell such rights if practicable and distribute the net proceeds of the public or private sales of such rights in the same manner as cash to the ADR holders entitled thereto; or (ii) if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds of public or private sales in the same way it distributes cash.

Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional Class A Common Shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the Class A Common Shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional Class A Common Shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders or beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Class A Common Shares.

If the depositary determines in its sole discretion that any distribution described above is not practicable with respect to any or all ADR holders, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of some or all of any cash, foreign currency, securities or other property (or appropriate documents evidencing the right to receive some or all of any such cash, foreign currency, security or other property), and/or it may retain some or all of such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items. To the extent the depositary does not reasonably believe it will be permitted by applicable law, rule or regulation to convert foreign currency into U.S. dollars and distribute such U.S. dollars to some or all of the ADR holders, the depositary may in its discretion distribute the foreign currency received by the depositary to, or hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the ADR holders entitled to receive the same. To the extent the depositary holds such foreign currency, any and all costs and expenses related to, or arising from, the holding of such foreign currency shall be paid from such foreign currency thereby reducing the amount so held.

Any U.S. dollars will be paid via wire transfer and/or distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”).

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of “     , as depositary for the benefit of holders of ADRs” or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account and to the order of the depositary, in each case for the benefit of ADR holders, to the extent not prohibited by law. ADR holders and beneficial owners thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such ADR holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, subject to the provisions of or governing our shares (including, without limitation, our governing documents and all applicable laws, rules and regulations), the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office (or from the custodian to the extent dematerialized). At your risk, expense and request, the depositary may deliver deposited securities (including any certificates therefor) at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of deposited securities,

•	to give instructions for the exercise of voting rights,

•	to pay any fees assessed by, or owing to, the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act or be obligated in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receipt from us of notice of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement, provided that if the depositary receives a written request from us in a timely manner and at least thirty (30) days prior to the date of such vote or meeting, the depositary shall, at our expense, distribute to the registered ADR holders a “voting notice” stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of the laws of the Cayman Islands, be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such ADR holder’s ADRs and (iii) the manner in which such instructions may be given, including instructions for giving a discretionary proxy to a person designated by us. Each ADR holder shall be solely responsible for the forwarding of voting notices to the beneficial owners of ADSs registered in such ADR holder’s name. There is no guarantee that ADR holders and beneficial owners generally or any holder or beneficial owner in particular will receive the notice described above with sufficient time to enable such ADR holder or beneficial owner to return any voting instructions to the depositary in a timely manner.

Following actual receipt by the ADR department responsible for proxies and voting of ADR holders’ instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for the DTC), the depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such ADR holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing deposited securities.

Under Cayman Islands law and the Company’s Second Amended and Restated Memorandum and Articles, each as in effect as of the date of this prospectus, voting at any meeting of our shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis, the depositary will refrain from voting and the voting instructions received by the depositary shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so.

ADR holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion in respect of deposited securities. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy pursuant to the terms of the deposit agreement, or for the effect of any such vote.

Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, rule or regulation, or by the rules, regulations or requirements of any stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of or solicitation of consents or proxies from holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such ADR holders with or otherwise publicizes to such ADR holders instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities, are available for inspection by ADR holders at the offices of the depositary in the United States, on the SEC’s internet website or upon request to the depositary (which request may be refused by the depositary at its discretion).

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, a fee of up to US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional fees, charges and expenses shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of up to U.S.$0.05 per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

•

an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

an amount for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian, as well as charges and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee of up to US$0.05 per ADS held for the direct or indirect distribution of securities (other than ADSs or rights to purchase additional ADSs) or the net cash proceeds from the public or private sale of such securities, regardless of whether any such distribution and/or sale is made by, for, or received from, or (in each case) on behalf of, the depositary, us and/or any third party (which fee may be assessed against ADR holders as of a record date set by the depositary);

•	stock transfer or other taxes and other governmental charges;

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a transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication) as disclosed on the “Disclosures” page (or successor page) of ADR.com and any applicable delivery expenses (which are payable by such persons or ADR holders);

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within the banking division of       (the “Bank”) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.

The foreign exchange rate applied to a foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, ADR holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on ADR.com will apply to any foreign exchange transaction executed pursuant to the deposit agreement.

We will pay all other fees, charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The right of the depositary to charge and receive payment of fees, charges and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.

The fees and charges described above may be amended from time to time by agreement between us and the depositary.

The depositary anticipates reimbursing us for certain expenses incurred by us that are related to the establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary may also agree to reduce or waive certain fees that would normally be charged on ADSs issued to or at the direction of, or otherwise held by, us and/or certain holders and beneficial owners and holders and beneficial owners of shares of ours. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders and/or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary’s right to seek payment from current or former ADR holders and beneficial owners, each ADR holder and beneficial owner, and each prior ADR holder and beneficial owner, by holding or owning, or having held or owned, an ADR or an interest in ADSs acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or prior beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case, the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of ADRs or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto. Neither we nor the depositary nor any of our or its respective agents, shall be liable to ADR holders or beneficial owners of the ADSs for failure of any of them to comply with applicable tax laws, rules and/or regulations.

As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained, which obligations shall survive any transfer or surrender of ADSs or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell by public or private sale any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least thirty (30) days’ notice of any amendment that imposes or increases any fees on a per ADS basis, charges or expenses (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, a transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication), applicable delivery expenses or other such fees, charges or expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners. If an ADR holder or beneficial owner continues to hold an ADR or ADRs, or an interest therein, after being so notified, such ADR holder and any beneficial owner are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

Any amendments or supplements that (i) are reasonably necessary (as agreed by us and the depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act or (b) the ADSs or shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations that would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the form of ADR (and all outstanding ADRs) at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance.

Notice of any amendment to the deposit agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (i.e., upon retrieval from the SEC’s, the depositary’s or our website or upon request from the depositary).

How may the deposit agreement be terminated?

The depositary may at any time, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least thirty (30) days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered ADR holders unless a successor depositary shall not be operating under the deposit agreement within sixty (60) days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary. Notwithstanding anything to the contrary in the deposit agreement, the depositary may terminate the deposit agreement (a) without notifying us, but subject to giving thirty (30) days’ notice to the ADR holders, under the following circumstances: (i) in the event of our bankruptcy, liquidation proceedings or insolvency, (ii) if our shares are delisted from a “national securities exchange” (that has registered with the Commission under Section 6 of the Securities Exchange Act of 1934), (iii) if we effect (or will effect) a redemption of all or substantially all of the deposited securities, or a cash or share distribution representing a return of all or substantially all of the value of the deposited securities, (iv) there are no deposited securities with respect to ADSs remaining, including if the deposited securities are cancelled, or the deposit securities have been deemed to have no value, or (v) there occurs a merger, consolidation, sale of assets or other transaction as a result of which securities or other property are delivered in exchange for or in lieu of deposited securities, and (b) immediately without prior notice to the Company, any ADR holder or beneficial owner or any other person if (i) required by any law, rule or regulation relating to sanctions by any governmental authority or body, (ii) the depositary would be subject to liability under or pursuant to any law, rule or regulation, or (iii) required by any governmental authority or body, in each case under (b) as determined by the depositary in its reasonable discretion.

If our shares are not listed and publicly traded on a stock exchange or in a securities market as of the date so fixed for termination or if, for any reason, the depositary does not sell the deposited securities, then after such date fixed for termination, the depositary shall use its reasonable efforts to ensure that the ADSs cease to be eligible for settlement within DTC and that neither DTC nor any of its nominees shall thereafter be an ADR holder. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is an ADR holder, to the extent we are not, to the depositary’s knowledge, insolvent or in bankruptcy or liquidation, the depositary shall (A) cancel all outstanding ADRs; (B) request DTC to provide the depositary with information on those holding ADSs through DTC and, upon receipt thereof, revise the ADR register to reflect the information provided by DTC; (C) instruct its custodian to deliver all deposited securities to us, a subsidiary or affiliate of ours (the company representative) or an independent trust company engaged by us (the trustee) to hold those deposited securities in trust for the beneficial owners of the ADRs if we are not permitted to hold any of the deposited securities under applicable law and/or we have directed the depositary to deliver such deposited securities to the company representative or trustee along with a stock transfer form and/or such other instruments of transfer covering such deposited securities as are needed under applicable law, in either case referring to the names set forth on the ADR register and (D) provide us with a copy of the ADR register.

Upon receipt of any instrument of transfer covering such deposited securities and the ADR Register, we have agreed that we will, depending on what is legally required under local law, either deliver to each person reflected on such ADR register appropriate documentation to effect the transfer to such persons of the deposited securities previously represented by the ADSs evidenced by their ADRs, approve the transfer of the deposited securities previously represented by their ADRs to the persons listed on the ADR register (as applicable), procure the relevant updates to the register of members of the Company to reflect the transfer of the deposited securities previously represented by their ADRs to the persons listed on the ADR register (as applicable) and provide the depositary with a certified copy of the updated register of our shareholders.

To the extent the depositary reasonably believes that we are insolvent, or if we are in receivership, have filed for bankruptcy and/or are otherwise in restructuring, administration or liquidation, and in any such case the deposited securities are not listed and publicly traded on a securities exchange after the termination date, or if, for any reason, the depositary believes it is not able to or cannot practicably sell the deposited securities promptly and without undue effort, the deposited securities shall be deemed to have no value (and such holder shall be deemed to have instructed the depositary that the deposited securities have no value). The depositary may (and, by holding an ADR or an interest therein, all holders irrevocably consent and agree that the depositary may) instruct its custodian to deliver all deposited securities to us (acting, as applicable by an administrator, receiver, administrative receiver, liquidator, provisional liquidator, restructuring officer, interim restructuring officer, trustee, controller or other entity overseeing the bankruptcy, insolvency, administration, restructuring or liquidation process) and notify us that the deposited shares are surrendered for no consideration. The deposit agreement requires us, subject to applicable law, to promptly accept the surrender of the deposited shares for no consideration and deliver to the depositary a written notice confirming (A) the acceptance of the surrender of the deposited securities for no consideration and (B) the cancellation of such deposited shares. Promptly after notifying us that the deposited shares are surrendered for no consideration and irrespective of whether we haves complied with the immediately preceding sentence, the depositary shall notify ADR holders that their ADSs have been cancelled with no consideration being payable to such ADR holders.

Upon the depositary’s compliance with the provisions of any of the above three paragraphs, the depositary and its agents shall be discharged from all, and cease to have any, obligations under the deposit agreement and the ADRs.

If our shares are listed and publicly traded on a securities exchange and the depositary believes that it is able, permissible and practicable to sell the deposited securities without undue effort, then the depositary may endeavor to publicly or privately sell (as long as it may lawfully do so) the deposited securities, which sale may be effected in a block sale/single lot transaction and, after the settlement of such sale(s), to the extent legally permissible and practicable, distribute or hold in an account (which may be a segregated or unsegregated account) the net proceeds of such sale(s), less any amounts owing to the depositary (including, without limitation, cancellation fees), together with any other cash then held by it under the deposit agreement, in trust, without liability for interest, for the pro rata benefit of the holders entitled thereto. After making such sale, the depositary shall be discharged from all obligations in respect of the deposit agreement and the ADRs, except to account for such net proceeds and other cash.

Notwithstanding anything to the contrary, in connection with any such termination, the depositary may, in its sole discretion and without notice to us, establish an unsponsored American depositary share program (on such terms as the depositary may determine) for our shares and make available to ADR holders a means to withdraw the shares represented by the ADSs issued under the deposit agreement and to direct the deposit of such shares into such unsponsored American depositary share program, subject, in each case, to receipt by the depositary, at its discretion, of the fees, charges and expenses provided for under the deposit agreement and the fees, charges and expenses applicable to the unsponsored American depositary share program.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders, beneficial owners and others

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•

compliance with such regulations as the depositary may establish consistent with the deposit agreement or as the depositary believes are required, necessary or advisable in order to comply with applicable laws, rules and regulations.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed required, necessary or advisable by the depositary for any reason provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities. The depositary may close the ADR register (and/or any portion thereof) at any time or from time to time when deemed expedient by it.

The deposit agreement expressly limits the obligations and liability of the depositary, the depositary’s custodian or ourselves and each of our and their respective directors, officers, employees, agents and affiliates, provided, however, that no provision of the deposit agreement is intended to constitute a waiver or limitation of any rights that ADR holders or beneficial owners may have under the Securities Act or the Exchange Act, to the extent applicable. The deposit agreement provides that each of us, the depositary and our respective directors, officers, employees, agents and affiliates will:

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incur or assume no liability (including, without limitation, to ADR holders or beneficial owners) if any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands,

Taiwan, Republic of China or any other country or jurisdiction, or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of the Company’s charter, any act of God, war, terrorism, epidemic, pandemic, nationalization, expropriation, currency restrictions, extraordinary market conditions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, cyber, ransomware or malware attack, computer failure or circumstance our, the depositary’s or our respective directors’, officers’, employees’, agents’ or affiliates’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by any such party (including, without limitation, voting);

•

incur or assume no liability (including, without limitation, to ADR holders or beneficial owners) by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or things which by the terms of the deposit agreement it is provided shall or may be done or performed or any exercise or failure to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•

incur or assume no liability (including, without limitation, to holders or beneficial owners) if it performs its obligations specifically set forth in the deposit agreement and ADRs without gross negligence or willful misconduct;

•

in the case of the depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs;

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in the case of us and our agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs, which in our or our agents’ opinion, as the case may be, may involve us in expense or liability, unless indemnity satisfactory to us or our agent, as the case may be, against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be requested;

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not be liable (including, without limitation, to ADR holders or beneficial owners) for any action or inaction by it in reliance upon the advice of or information from any legal counsel, any accountant, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information and/or, in the case of the depositary, from us; or

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may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

The depositary shall not be a fiduciary or have any fiduciary duty to ADR holders or beneficial owners.

The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of      . Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any registered ADR holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders of issuers. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third-party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

The depositary has no obligation to inform ADR holders or beneficial owners about the requirements of the laws, rules or regulations or any changes therein or thereto of the Cayman Islands, Taiwan, Republic of China, the United States or any other country or jurisdiction or of any governmental or regulatory authority or any securities exchange or market or automated quotation system.

Additionally, none of the depositary, the custodian or us, or any of their or our respective directors, officers, employees, agents or affiliates shall be liable for the failure by any registered holder of ADRs or beneficial owner to obtain the benefits of credits or refunds of non-U.S. tax paid against such ADR holder’s or beneficial owner’s income tax liability. The depositary is under no obligation to provide the ADR holders and beneficial owners, or any of them, with any information about our tax status. None of us, the depositary, the custodian or any of our or their respective directors, officers, employees, agents or affiliates shall incur any liability for any tax or tax consequences that may be incurred by registered ADR holders or beneficial owners on account of their ownership or disposition of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy pursuant to the terms of the deposit agreement, or for the effect of any such vote. The depositary shall endeavor to effect any sale of securities or other property and any conversion of currency, securities or other property, in each case as is referred to or contemplated in the deposit agreement or the form of ADR, in accordance with the depositary’s normal practices and procedures under the circumstances applicable to such sale or conversion, but shall have no liability (in the absence of its own willful default or gross negligence or that of its agents, officers, directors or employees) with respect to the terms of any such sale or conversion, including the price at which such sale or conversion is effected, or if such sale or conversion shall not be practicable, or shall not be believed, deemed or determined to be practicable by the depositary. Specifically, the depositary shall not have any liability for the price received in connection with any public or private sale of securities (including, without limitation, for any sale made at a nominal price), the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale. The depositary shall not incur any liability in connection with or arising from any failure, inability or refusal by us or any other party, including any share registrar, transfer agent or other agent appointed by us, the depositary or any other party, to process any transfer, delivery or distribution of cash, shares, other securities or other property, including without limitation upon the termination of the deposit agreement, or otherwise to comply with any provisions of the deposit agreement that are applicable to it. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation ADR holders or beneficial owners), whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of, or interest in, deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you as ADR holders or beneficial owners agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register (and/or any portion thereof) may be closed at any time or from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

In the deposit agreement, each registered holder of ADRs and each beneficial owner, upon acceptance of any ADSs or ADRs (or any interest in any of them) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs,

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appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof; and

•

acknowledge and agree that (i) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto, nor establish a fiduciary or similar relationship among such parties, (ii) the depositary, its divisions, branches and affiliates, and their respective agents, may from time to time be in the possession of non-public information about us, ADR holders, beneficial owners and/or their respective affiliates, (iii) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, ADR holders, beneficial owners and/or the affiliates of any of them, (iv) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us, ADR holders, or beneficial owners may have interests, (v) nothing contained in the deposit agreement or any ADR(s) shall (A) preclude the depositary or any of its divisions, branches or affiliates from engaging in any such transactions or establishing or maintaining any such relationships, or (B) obligate the depositary or any of its divisions, branches or affiliates to disclose any such transactions or relationships or to account for any profit made or payment received in any such transactions or relationships, (vi) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary and (vii) notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs. For all purposes under the deposit agreement and the ADRs, the ADR holders thereof shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by such ADRs.

Consent to Jurisdiction

In the deposit agreement, we have submitted to the non-exclusive jurisdiction of the state and federal courts in New York, New York and appointed an agent for service of process on our behalf. Any action based on the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby may also be instituted by the depositary against us in any competent court in Taiwan, Republic of China, the Cayman Islands, the United States and/or any other court of competent jurisdiction.

Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, holders and beneficial owners each irrevocably agree that (i) any legal suit, action or proceeding against or involving holders or beneficial owners brought by us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, may be instituted in a state or federal court in New York, New York, and by holding or owning an ADR or ADS or an interest therein each irrevocably waives any objection that it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding and (ii) any legal suit, action or proceeding against or involving us and/or the depositary brought by holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, including, without limitation, claims under the Securities Act of 1933, may be instituted only in the United States District Court for the Southern District of New York (or in the state courts of New York County in New York if either (a) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (b) the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable). In the deposit agreement each holder and beneficial owner irrevocably waives any objection which it may at any time have to the laying of venue of any such proceeding, and irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding.

Notwithstanding anything in the deposit agreement to the contrary, by directly or indirectly holding or owing an ADR or ADS or an interest therein, holders and beneficial owners each also agree that: (i) the depositary may, in its sole discretion, elect to institute any dispute, suit, action, controversy, claim or proceeding directly or indirectly based on, arising out of or relating to the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination against any other party or parties, by having such dispute referred to and finally resolved by an arbitration; provided, however, to the extent there are specific federal securities law violation aspects to any claims against us and/or the depositary, such specific, and only such specific, claims may be brought by any holder or beneficial owner in federal or state court in New York, New York and all other aspects, claims, disputes, legal suits, actions and/or proceedings brought by such holder or beneficial owner, including those brought along with, or in addition to, federal securities law violation claims, would be referred to, or remain in arbitration. Any such arbitration shall, at the depositary’s election, be conducted either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL) with the Hong Kong International Arbitration Centre serving as the appointing authority and the language of any such arbitration shall be English. In all cases, the fees of the arbitrators and other costs incurred by the parties in connection with such arbitration shall be paid by the party

(or parties) that is (or are) unsuccessful in such arbitration. Holders and beneficial owners shall not be entitled to join or consolidate disputes by or against others in any arbitration, or to include in any arbitration any dispute as a representative or member of a class, or act in any arbitration in the interest of the general public or in a private attorney general capacity.

Jury Trial Waiver

In the deposit agreement, each party thereto (including, for the avoidance of doubt, each holder and beneficial owner of, and/or holder of interests in, ADSs or ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of, based on or relating in any way to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory), including any claim under the U.S. federal securities laws.

The waiver of jury trial provision applies to all holders of ADSs, including purchasers who acquire ADSs on the secondary market. As the waiver relates to claims arising as a matter of contract in relation to the ADSs, we believe that, as a matter of construction of the clause, the waiver would likely to continue to apply to ADS holders who withdraw the Class A Common Shares represented by the ADSs from the ADS facility with respect to claims arising before the withdrawal, and the waiver would most likely not apply to ADS holders who subsequently withdraw the Class A Common Shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a trial by jury. The waiver to right to a trial by jury in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of our or the depositary’s compliance with any provisions of U.S. federal securities laws or the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have      ADSs outstanding, representing approximately     % of our outstanding Class A Common Shares or, if the underwriters exercise in full their option to buy additional ADSs,      ADSs outstanding representing approximately     % of our outstanding Class A Common Shares. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our Class A Common Shares or ADSs in the public market could adversely affect prevailing market prices of our ADSs.

Prior to this offering, there has been no public market for our ADSs or our Class A Common Shares in the United States, and although we intend to apply to list the ADSs on     , we cannot assure you that a regular trading market for the ADSs will develop. We do not intend to list our Class A Common Shares on a trading market in the United States.

Lock-Up Agreements

[We, our officers and directors and our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, Class A Common Shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriting.”] After the expiration of the 180-day period, the Class A Common Shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 under the Securities Act as in effect on the date of this prospectus, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is not an affiliate of ours at any time during the 90 days preceding a sale, and who has held their Class A Common Shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell Class A Common Shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their Class A Common Shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of Class A Common Shares immediately upon consummation of this offering without regard to whether current public information about us is available.

Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is an affiliate of ours and who has beneficially owned “restricted” Class A Common Shares for at least six months, as measured by applicable SEC rules, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted Class A Common Shares within any three-month period that does not exceed the greater of:

•	1% of the number of Class A Common Shares then outstanding, in the form of ADSs or otherwise; and

•	the average weekly trading volume of our ADSs on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted Class A Common Shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also requires that affiliates relying on Rule 144 to sell Class A Common Shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. In addition, in each case, these Class A Common Shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides that Class A Common Shares or ADSs owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares or ADSs may be sold outside the United States without registration in the United States being required.

Rule 701

Under Rule 701 under the Securities Act, Class A Common Shares or ADSs acquired by any of our employees, members of the Board, consultants or advisors upon the exercise of options or pursuant to other rights granted under a written compensatory stock or option plan or other written agreement in compliance with Rule 701 may be resold, by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

TAXATION

The following is a general summary of certain Cayman Islands, Taiwan and United States federal income tax consequences relevant to an investment in the ADSs and Class A Common Shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, Taiwan and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and Class A Common Shares.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (“ES Act”) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the ES Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from July 1, 2019. Each company, whether a relevant entity or not, is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Taiwan Taxation

The following discussion is a general summary of the principal Taiwan tax consequences of the acquisition, ownership and disposition of ADSs representing Class A Common Shares to an individual or entity who is tax resident in Taiwan. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Taiwan and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of the ADSs representing Class A Common Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective shareholders are advised to consult their own tax advisers as to the Taiwan or other tax consequences of the acquisition, ownership of or disposal of the ADSs representing Class A Common Shares, taking into account their own particular circumstances. It is emphasized that neither we nor any other persons involved in this prospectus accept responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of the ADSs representing Class A Common Shares.

Dividends

Where our company is not considered a tax resident in Taiwan for Taiwan income tax purposes, the dividend payments made by us would be considered overseas income sourced outside Taiwan. Overseas Income received by an individual who is tax resident in Taiwan will generally be subject to Taiwan Income Basic Tax. The rules relating to the determination of the income basic tax are complex, and you should consult your tax advisors regarding the calculation of the related tax in your particular circumstances. Overseas Income received by an entity who is tax resident in Taiwan will generally be subject to Taiwan Profit-seeking Enterprise Income Tax.

Capital Gains

Under Taiwan Law, capital gains on transactions in the ADSs would be considered overseas income sourced outside Taiwan. Overseas Income received by an individual who is tax resident in Taiwan will generally be subject to Taiwan Income Basic Tax. The rules relating to the determination of the income basic tax are complex, and you should consult your tax advisors regarding the calculation of the related tax in your particular circumstances. Overseas Income received by a Taiwan-resident entity will generally be subject to Taiwan Profit-seeking Enterprise Income Tax.

Securities Transaction Tax

A securities transaction tax will be withheld upon a sale of securities in Taiwan. As the trading of ADSs is outside of Taiwan, it is not subject to Taiwan’s securities transaction tax. Accordingly, transfers of ADSs are not subject to Taiwan’s securities transaction tax and withdrawal of Class A common shares from the deposit facility is not subject to Taiwan securities transaction tax.

Estate and Gift Tax

Under Taiwan law, an individual who is a tax resident of Taiwan is subject to estate tax on their worldwide estate and gift tax on any assets donated within Taiwan. Estate tax is currently payable at rates ranging from 10% of the first NT$50,000,000 to 20% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 10% of the first NT$25,000,000 to 20% of amounts over NT$50,000,000.

Stamp Duty

As our company is incorporated in the Cayman Islands and the ADSs are not registered in any register kept in Taiwan, no stamp duty is payable in Taiwan on any instrument of transfer upon a sale or gift of the ADSs.

U.S. Taxation

This section describes the material United States federal income tax consequences of owning ADSs. It applies to you only if you acquire your ADSs in this offering and you hold your ADSs as capital assets for tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells ADSs as part of a wash sale for tax purposes, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. In addition, this section is based upon the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the ADSs.

You are a U.S. holder if you are a beneficial owner of ADSs and you are, for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

•	A non-U.S. holder is a beneficial owner of ADSs that is not a United States person and is not a partnership for United States federal income tax purposes.

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of ADSs in your particular circumstances.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

U.S. Holders

The tax treatment of your ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Except as discussed below under “—PFIC Classification”, this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

Distributions. The gross amount of any distribution we pay on our shares out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to shares that are represented by the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. We intend to list our ADSs on Nasdaq and we therefore expect that dividends we pay with respect to shares that are represented by the ADSs will be qualified dividend income.

Dividends we pay with respect to shares that are represented by the ADSs will be taxable to you when the depositary receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Dividends that we distribute on our shares that are represented by the ADSs will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. However, if (a) we are 50% or more owned, by vote or value, by United States persons and (b) at least 10% of our earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the United States. With respect to any dividend paid for any taxable year, the United States source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the United States for such taxable year, divided by the total amount of our earnings and profits for such taxable year.

Sales or Dispositions. If you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount that you realize and your tax basis in your ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Classification. We believe that we should not be currently classified as a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value for our shares and ADSs. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our shares and ADSs.

In general, we will be a PFIC in a taxable year if:

•	at least 75% of our gross income for the taxable year is passive income or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets in such taxable year is attributable to assets that produce or are held for the production of passive income.

“Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

If we are or were to become a PFIC, you may be subject to increased United States federal income tax liabilities with respect to your ownership of ADSs and may be subject to burdensome reporting requirements. We cannot guarantee that we will not be a PFIC for our current taxable year or any future taxable year.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will generally be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ADSs and

•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the ADSs begins, that are greater than 125% of the average annual distributions received by you in respect of the ADSs during the three preceding taxable years or, if shorter, your holding period for the ADSs that preceded the taxable year in which you receive the distribution).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ADSs,

•

the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income,

•	the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, you generally would be deemed to own a portion of the shares of such lower-tier PFIC and generally could incur liability for the deferred tax and interest charge described above if we (or our subsidiary) receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or if you otherwise were deemed to have disposed of an interest in the lower-tier PFIC.

If we are a PFIC in a taxable year and our shares or ADSs are treated as “marketable stock” in such year, you may make a mark-to-market election with respect to your ADSs. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs at the end of the taxable year over your adjusted basis in your ADSs. You will also recognize an ordinary loss in respect of the excess, if any, of the adjusted basis of your ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. Any gain that you recognize on the sale or other disposition of your ADSs would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss.

The mark-to-market election is available only for marketable stock, which generally includes stock that is regularly traded on a national securities exchange that is registered with the SEC, including the Nasdaq (on which the ADSs are intended to be listed). Moreover, a mark-to-market election made with respect to your ADSs would not apply to your indirect interest in any lower tier PFICs in which we own shares. You should consult your tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to your ADSs under your particular circumstances.

Unless you make certain elections, your ADSs will generally be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we are not currently a PFIC.

In addition, notwithstanding any election you make with regard to the ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

We do not plan to provide information to you that would enable you to make a “qualified electing fund” election if we are classified as a PFIC for tax purposes.

If you own ADSs during any year that we are a PFIC with respect to you, you may be required to file IRS Form 8621.

Shareholder Reporting. A U.S. holder that owns specified foreign financial assets with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. Specified foreign financial assets may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Significant penalties may apply for failing to satisfy this filing requirement. U.S. Holders are urged to contact their tax advisors regarding this filing requirement in relation to their ownership of ADSs.

Non-U.S. Holders

Dividends. Dividends paid to you in respect of ADSs will not be subject to United States federal income tax unless the dividends are effectively connected with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, effectively connected dividends may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sales or Dispositions. You will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your ADSs unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, effectively connected gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Backup Withholding and Information Reporting

If you are a non-corporate U.S. holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of dividend payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of ADSs effected at a United States office of a broker, as long as either (i) you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

UNDERWRITING

We have entered into an underwriting agreement with Chardan Capital Markets, LLC, as representative of the several underwriters named below (the “Representative”), dated as of the date of this prospectus, with respect to our ADSs subject to this offering. Subject to the terms and conditions in the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us on a firm commitment basis, the number of our ADSs set forth opposite its name in the table below:

Underwriter	Number of ADSs
Chardan Capital Markets, LLC

Total

The underwriting agreement provides that the obligation of the underwriters to purchase all of the ADSs being offered to the public is subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus. The underwriters are obligated to purchase all of our ADSs in this offering, other than those covered by the option described below, if they purchase any of our ADSs.

The underwriters have advised us that they propose to offer the ADSs directly to the public at the public offering prices listed on the cover page of this prospectus. In addition, the underwriters may offer some of the ADSs to other securities dealers at such price less a concession of US$  per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of US$  per share to certain brokers and dealers. After the initial offering of our securities, the public offering price or any other term of the offering by the underwriters may be changed by the representative of the underwriters.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or other indemnified parties may be required to make in respect of any such liabilities.

The address of Chardan Capital Markets, LLC is 1 Penn Plaza, Suite 4800, New York, NY, 10019.

Over-Allotment Option

In addition to the discount set forth in the above table, we have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to a number of additional ADSs equal to [15]% of the ADSs sold in this offering firmly committed in this offering at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any additional ADSs are purchased pursuant to the over-allotment option, the underwriters will offer these additional ADSs on the same terms as those on which the other ADSs are being offered hereby.

Commissions and Expenses

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs from us.

	Per Share	Total Without Option	Total With Option
Underwriting discounts and commissions paid by us(1)	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$

(1)

The underwriting discount is 7.0% of the gross proceeds received from the sale of ADSs to all purchasers in the offering; provided, however, the underwriting discount will be reduced to 4.0% of the gross proceeds received from the sale of ADS to purchasers procured by or through ourselves.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$[  ] million, which includes the Company’s legal, accounting and printing costs and various other fees associated with registration of the offering of our ADSs. We have also agreed to reimburse the underwriters for their reasonable out-of-pocket expenses actually incurred in the offering (not including fees and disbursements of legal counsel to the underwriters) in an amount up to US$350,000.

Lock-Up Agreements

Each of our officers, directors and certain holders of our outstanding ADSs have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any securities of the Company for a period of 180 days from the date of this prospectus, without the prior written consent of the Representative. We and any of our successors have agreed that for a period of 180 days we will not (i) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any securities, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”); (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise; (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities; or (iv) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Lock-Up Securities.

Right of First Refusal

Subject to certain conditions, we granted the Representative, for a period of 12 months immediately following the [closing of the offering], a right of first refusal to act as underwriter or book-running manager or placement agent, with at least 25% of the economics, for each and every future public and private equity and public debt offerings of the Company. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales of this offering.

Stabilization

Until the distribution of shares of ADSs is complete, SEC rules may limit the ability of the underwriters to bid for and purchase shares of our ADSs. As an exception to these rules, underwriters are permitted to engage in certain transactions which stabilize the price of the shares of ADSs, which may include short sales, covering transactions and stabilizing transactions. Short sales involve sales of ADSs in excess of the number of shares to be purchased by the underwriters in the offering, which creates a short position. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us in the offering. An underwriter may close out any covered short position by either exercising its option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, an underwriter will consider, among other things, the price of shares of ADSs available for purchase in the open market as compared to the share price at which the underwriters may purchase through its option to purchase additional shares. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to another underwriter a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on our ADSs. Any of these activities may have the effect of preventing or retarding a decline in the market price of our ADSs. They may also cause the price of the ADSs to be higher than the price that would otherwise exist in the open market in the absence of these transactions. If an underwriter commences any of these transactions, it may discontinue them at any time without notice.

We expect that delivery of the shares will be made to investors on or about  , 2025 (such settlement being referred to as “T+2”).

In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their clients and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Electronic Prospectus

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliate of any of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Additional Relationships

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriters and their affiliates may provide from time to time in the future in the ordinary course of their business certain commercial banking, financial advisory, investment banking and other services to us for which they will be entitled to receive customary fees and expenses.

Selling Restrictions outside the United States

Notice to Prospective Investors in Taiwan

The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan, pursuant to relevant securities laws and regulations, and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

Notice to Prospective Investors in Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to our ADSs be issued or may be in possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The ADSs offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (1) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act 2001 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Sections 275 and 276 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except:

•

to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(c)(ii) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification: In accordance with Section 309B of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined under Section 309A(1) of the SFA), that the ADSs are prescribed capital markets products (as defined in the Securities and Futures (Capital Market Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Purchasers are advised to seek legal advice prior to any resale of the securities.

Notice to Prospective Investors in Canada

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the Underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding Underwriter conflicts of interest in connection with this offering.

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 within, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with the offer and sale of our ADSs. With the exception of the SEC registration fee, the stock exchange listing fee and the FINRA filing fee, all of these amounts are estimates.

Expenses	Amount
SEC registration fee	US$	*
FINRA filing fee		*
Stock exchange listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Corporate advisory fees and expenses		*
Printing fee		*
Depositary expenses		*
Other fees and expenses		*

Total	US$	*

*	To be provided by amendment.

LEGAL MATTERS

We are being represented by Sullivan & Cromwell LLP with respect to certain U.S. federal law and New York state law in connection with this offering. Certain legal matters with respect to U.S. federal law in connection with this offering will be passed upon for the underwriters by Loeb & Loeb LLP, U.S. counsel for the underwriters. The validity of the Class A Common Shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels.

EXPERTS

The consolidated financial statements of OBOOK Holdings Inc. and subsidiaries as of December 31, 2023 and 2022 and for the years then ended, and the financial statements of PayNow Inc. as of December 31, 2022 and for the year then ended and as of April 30, 2023 and for the four months then ended, have been included herein and in the registration statement in reliance upon the reports of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports on the financial statements of PayNow Inc. as of December 31, 2022 and for the year then ended and as of April 30, 2023 and for the four months then ended, each express a qualification to the opinion and contain an explanatory paragraph that states that the financial statements are not presented in accordance with IFRS, as they do not include comparative figures, which constitute a departure from IFRS as issued by the IASB. The current address of KPMG in Taiwan is 68F., Taipei 101 Tower, No. 7, Sec. 5, Xinyi Road, Taipei City 110615, Taiwan (R.O.C).

ENFORCEMENT OF CIVIL LIABILITIES

We have been advised by Harney Westwood & Riegels, our counsel as to the Cayman Island law, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the underlying Class A Common Shares represented by the ADSs to be sold in this offering. The ADS depositary has also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, summarizes material provisions of contracts and other documents included in the registration statement. Since this prospectus does not contain all of the information contained in the registration statement on Form F-1, you should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Our annual reports on Form 20-F for the year ended December 31, 20[24] and for all subsequent years will be due within four months after fiscal year-end in accordance with applicable SEC rules. We are not required to disclose certain other information that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders and the board of directors of the Company, and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We intend to furnish the depositary with a copy of all notices of shareholders’ meetings and other reports, communications, and information that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

Our SEC filings, including the registration statement on Form F-1, are also available to you on the SEC’s website at http://www.sec.gov. Our Internet address is https://www.owlting.com/.

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated Financial Statements of OBOOK Holdings Inc. and subsidiaries for the Years Ended December 31, 2023 and December 31, 2022
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Financial Position	F-3
Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)	F-5
Consolidated Statements of Changes in Equity	F-6
Consolidated Statements of Cash Flows	F-7
Notes to the Consolidated Financial Statements	F-9

Unaudited Condensed Consolidated Financial Statements of OBOOK Holdings Inc. and subsidiaries for the Nine Months Ended September 30, 2024 and September 30, 2023
Unaudited Condensed Consolidated Statements of Financial Position	F-51
Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)	F-53
Unaudited Condensed Consolidated Statements of Changes in Equity	F-54
Unaudited Condensed Consolidated Statements of Cash Flows	F-55
Notes to the Unaudited Condensed Consolidated Financial Statements	F-57

Financial Statements of PayNow Inc. for the Year Ended December 31, 2022
Independent Auditor’s Report	F-79
Statement of Financial Position	F-81
Statement of Profit or Loss and Other Comprehensive Income	F-82
Statement of Changes in Equity	F-83
Statement of Cash Flows	F-84
Notes to the Financial Statements	F-85

Financial Statements of PayNow Inc. for the Four Months Ended April 30, 2023
Independent Auditor’s Report	F-105
Statement of Financial Position	F-107
Statement of Profit or Loss and Other Comprehensive Income	F-108
Statement of Changes in Equity	F-109
Statement of Cash Flows	F-110
Notes to the Financial Statements	F-111

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Obook Holdings Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Obook Holdings Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG

We have served as the Company’s auditor since 2019.

Taipei, Taiwan

August 20, 2024

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2023 and 2022

(Expressed in U.S. Dollars)

	Note	December 31, 2023	December 31, 2022
Assets
Current assets:
Cash	6, 20	$4,885,989	2,580,834
Restricted cash	6, 20	3,111,019	—
Notes receivable	7, 20	4,025	—
Accounts receivable	7, 20	353,356	617,617
Other receivables	20	61,404	15,948
Other receivables due from related parties	20, 24	17,311	17,299
Current tax assets		9,540	—
Other financial assets – current	8, 20, 25	4,869,858	—
Other current assets		637,429	359,689

Total current assets		13,949,931	3,591,387

Non-current assets:
Property, plant and equipment	10	256,642	199,134
Right-of-use assets	10	682,464	1,189,466
Other intangible assets	9	383,283	245,479
Goodwill	5, 9	287,285	—
Other financial assets – non-current	8, 20, 25	465,812	226,042
Other non-current assets		4,030	2,038

Total non-current assets		2,079,516	1,862,159

Total assets		$16,029,447	5,453,546

Liabilities and Equity
Current liabilities:
Contract liabilities – current	27	1,268,303	1,270,284
Accounts payable	20	1,803,574	1,180,628
Other payables	20	1,239,606	1,159,530
Other payables to related parties	20, 24	1,965,415	2,174,942
Current tax liabilities		2,221	—
Current provisions		42,381	—
Lease liabilities – current	10, 20	656,039	688,255
Long-term borrowings, current portion	12, 20	791,132	336,237
Current preference share liabilities	15, 20	101,592	2,025,945
Other current liabilities – receipts under custody	11	10,404,218	2,828,189
Other current liabilities		119,352	108,589

Total current liabilities		18,393,833	11,772,599

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2023 and 2022

(Expressed in U.S. Dollars)

	Note	December 31, 2023	December 31, 2022
Non-Current liabilities:
Non-current financial liabilities at fair value through profit or loss	14, 20	1,707,248	1,433,555
Long-term borrowings	12, 20	69,946	860,415
Lease liabilities – non-current	10, 20	68,115	533,336
Non-current preference share liabilities	15, 20	1,965,734	—
Other non-current liabilities	20	205,321	143,124

Total non-current liabilities		4,016,364	2,970,430

Total liabilities		22,410,197	14,743,029

Equity attributable to owners of parent:
Share capital	16	78,079	78,079
Advance receipts for share capital	16	10,920,349	86,059
Capital surplus	16	31,971,625	31,971,625
Accumulated deficit		(50,590,502)	(42,712,200)
Other equity	16	1,233,711	1,286,954

Equity attributable to owners of the parent		(6,386,738)	(9,289,483)
Non-controlling interest	16	5,988	—

Total equity		(6,380,750)	(9,289,483)

Total liabilities and equity		$16,029,447	5,453,546

The accompanying notes are an integral part of these consolidated financial statements.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

For the years ended December 31, 2023 and 2022

(Expressed in U.S. Dollars)

	Note	2023	2022
Revenue	27	$6,399,387	3,771,460
Costs of revenue		(5,130,739)	(3,486,169)

Gross profit		1,268,648	285,291

Operating expenses:
Marketing and Sales		(2,455,895)	(2,874,350)
General and administrative		(3,360,702)	(3,017,603)
Research and development		(2,230,589)	(2,415,554)

Total operating expenses		(8,047,186)	(8,307,507)

Net operating loss		(6,778,538)	(8,022,216)

Non-operating income and expenses:
Interest income		96,575	3,995
Foreign currency exchange gains		87,642	38,975
Foreign currency exchange losses		(16,472)	(1,059,335)
Loss on financial liabilities at fair value through profit or loss	14	(143,693)	(63,555)
Loss on extension of preference share liabilities		(26,209)	—
Other losses	9	(24,288)	(905)
Other income		154,226	179,495
Finance costs		(137,210)	(133,484)

Total non-operating income and expenses		(9,429)	(1,034,814)

Loss before tax		(6,787,967)	(9,057,030)
Income tax benefit	17	6,729	—

Net loss		(6,781,238)	(9,057,030)

Other comprehensive income (loss):
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences on translation of foreign financial statements		(53,239)	1,888,832
Income tax related to components of other comprehensive income (loss) that will be reclassified to profit or loss		—	—

Components of other comprehensive income (loss) that will be reclassified to loss		(53,239)	1,888,832

Other comprehensive income (loss)		(53,239)	1,888,832

Total comprehensive loss		$(6,834,477)	(7,168,198)

Loss attributable to:
Owners of the parent		$(6,748,574)	(9,057,030)
Non-controlling interests		(32,664)	—

		$(6,781,238)	(9,057,030)

Total comprehensive loss attributable to:
Owners of the parent		$(6,801,817)	(7,168,198)
Non-controlling interests		(32,660)	—

		$(6,834,477)	(7,168,198)

Loss per share
Basic and diluted loss per share	18	$(0.09)	(0.12)

The accompanying notes are an integral part of these consolidated financial statements.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023 and 2022

(Expressed in U.S. Dollars)

	Equity attributable to owners of parent
	Share capital				Other equity
	Ordinary shares	Capital collected in advance	Capital surplus	Accumulated deficit	Exchange differences on translation of foreign financial statements	Total	Non-controlling interest	Total equity
Balance at January 1, 2022	$76,544	3,425,847	27,205,238	(33,655,170)	(601,878)	(3,549,419)	—	(3,549,419)

Loss for the year ended December 31, 2022	—	—	—	(9,057,030)	—	(9,057,030)	—	(9,057,030)
Other comprehensive income for the year ended December 31, 2022	—	—	—	—	1,888,832	1,888,832	—	1,888,832

Comprehensive loss for the year ended December 31, 2022	—	—	—	(9,057,030)	1,888,832	(7,168,198)	—	(7,168,198)

Capital increase in cash	142	(1,568,384)	1,859,783	—	—	291,541	—	291,541
Employee stock options exercised	1,393	(1,771,404)	2,906,604	—	—	1,136,593	—	1,136,593

Balance at December 31, 2022	78,079	86,059	31,971,625	(42,712,200)	1,286,954	(9,289,483)	—	(9,289,483)
Loss for the year ended December 31, 2023	—	—	—	(6,748,574)	—	(6,748,574)	(32,664)	(6,781,238)
Other comprehensive income (loss) for the year ended December 31, 2023	—	—	—	—	(53,243)	(53,243)	4	(53,239)

Comprehensive loss for the year ended December 31, 2023	—	—	—	(6,748,574)	(53,243)	(6,801,817)	(32,660)	(6,834,477)

Advance receipts for share capital	—	10,834,290	—	—	—	10,834,290	—	10,834,290
Difference between the cash acquisition of a non-controlling interest and carrying amount of subsidiaries	—	—	—	(1,129,728)	—	(1,129,728)	—	(1,129,728)
Acquisition of non-controlling interest	—	—	—	—	—	—	446,786	446,786
Purchase of subsidiaries shares from non-controlling interest	—	—	—	—	—	—	(388,002)	(388,002)
Declaration of cash dividends	—	—	—	—	—	—	(20,136)	(20,136)

Balance at December 31, 2023	$78,079	10,920,349	31,971,625	(50,590,502)	1,233,711	(6,386,738)	5,988	(6,380,750)

The accompanying notes are an integral part of these consolidated financial statements.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(Expressed in U.S. Dollars)

	2023	2022
Cash flows used in operating activities:
Loss for the year	$(6,781,238)	(9,057,030)
Adjustments for:
Depreciation expense	869,702	927,569
Amortization expense	78,461	80,749
Loss on financial liabilities at fair value through profit or loss	143,693	63,555
Impairment loss on intangible assets	646	—
Impairment loss on property, plant, and equipment	4,136	—
Interest expense	137,210	133,484
Interest income	(96,575)	(3,995)
Government subsidy income	—	(9,852)
Profit from lease modification	(350)	—
Loss on extension of preference share liabilities	26,209	—
Income tax benefit	(6,729)	—

	(5,624,835)	(7,865,520)

Changes in operating assets and liabilities:
Increase in notes receivable	(4,025)	—
Decrease (increase) in accounts receivable	262,285	(301,997)
Increase in other receivables	(45,456)	(6,099)
Decrease (increase) in other receivables from related parties	(12)	1,925
Increase in other current assets	(140,537)	(106,592)
Decrease (increase) in other non-current assets	(1,992)	30,125
Increase (decrease) in contract liabilities	(264,301)	724,576
Increase in accounts payable	569,998	335,101
Decrease in other payable	(52,108)	(720,870)
Increase in provisions	42,381	—
Increase (decrease) in other payable from related parties	18,569	(86)
Decrease in other current liabilities	(64,457)	(70,978)
Decrease in other non-current liabilities	(64,951)	(60,543)

Cash used in operations	(5,369,441)	(8,040,958)
Interest received	96,575	3,995
Interest paid	(107,438)	(93,073)
Income taxes paid	(35,168)	—

Net cash flows used in operating activities	(5,415,472)	(8,130,036)

Cash flows used in investing activities:
Acquisition of property, plant and equipment	(141,620)	(37,217)
Acquisition of intangible assets	(20,517)	(60,299)
Disposal of intangible assets	11,291	—
Decrease in other financial assets-current	32,568	6,540,274
Increase in other financial assets-non-current	(131,262)	—
Increase in guarantee deposits paid	(65,725)	(326)
Decrease in guarantee deposits paid	10,739	—
Acquisition of subsidiaries, net of cash and restricted cash acquired	3,650,605	—

Net cash flows from investing activities	3,346,079	6,442,432

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(Expressed in U.S. Dollars)

	2023	2022
Cash flows from financing activities:
Increase in short-term borrowings	—	569,569
Decrease in short-term borrowings	—	(6,431,077)
Increase in long-term borrowings	—	1,301,871
Repayments of long-term borrowings	(335,574)	(105,219)
Increase in other payable from related parties	—	2,174,161
Decrease in other payable from related parties	(228,096)	—
Increase (decrease) in other current liabilities – receipts under custody	(696,133)	742,481
Increase in guarantee deposits received	25,497	472
Decrease in guarantee deposits received	(10,752)	(1,847)
Advance receipts for share capital	10,834,290	282,660
Advance receipts for preference share liabilities	98,554	—
Proceeds from exercise of employee stock options	—	1,136,593
Payment of lease liabilities	(763,225)	(689,001)
Proceeds from non-current financial liabilities at fair value through profit or loss	430,000	1,370,000
Payment of non-current financial liabilities at fair value through profit or loss	(300,000)	—
Acquisition of equity interest in subsidiary	(1,517,730)	—
Dividends paid to non-controlling interests	(20,136)	—

Net cash flows from financing activities	7,516,695	350,663

Effect of exchange rate changes on cash and restricted cash	(31,128)	2,095,734

Net increase in cash and restricted cash	5,416,174	758,793
Cash and restricted cash at beginning of year	2,580,834	1,822,041

Cash and restricted cash at end of year	$7,997,008	2,580,834

The accompanying notes are an integral part of these consolidated financial statements.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023 and 2022

(Expressed in US Dollars, Unless Otherwise Specified)

NOTE 1.	Reporting Entity

Obook Holdings Inc. was incorporated in the Cayman Islands on April 20, 2011. The registered office of the company is at the offices of Gold In (Cayman) Co., Ltd., located at Suite 102, Cannon Place, North Sound Rd., George Town, Grand Cayman, Cayman Islands. The principal executive office is located at 3F., No. 215, Sec. 3, Beixin Rd., Xindian Dist., New Taipei City 231030, Taiwan (R.O.C.).

The company and its subsidiaries (collectively referred to as the “Company”) specialize in blockchain technology, providing innovative solutions to customers in various sectors, including financial services, e-commerce, and hospitality. The principal operating activities of the Company are described in Note 4(b).

NOTE 2.	Basis of Preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issuance by the Board of Directors on August 20, 2024.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for financial liabilities at fair value through profit or loss (“FVTPL”).

(c)	Going concern

The consolidated financial statements have been prepared on a going concern basis. As of December 31, 2023, the accumulated deficit was $50,590,502, and the total current liabilities of the Company exceeded its total current assets by $4,443,902. The Company has historically financed its operations primarily through capital increase and issuing preferred shares. Management plans to adopt the following measures to improve its operations and cash flows:

1. Expand payment business to increase the cash inflow and create new revenue stream.

2. Obtain investments from investors or strategic partners through private offering, with a total amount approximately $7 million by the issuance date of these financial statements.

3. Obtain major shareholder’s commitment to defer required repayment through June 30, 2025 of the amount lent to the Company of at least $1.4 million, and to provide the necessary financial support to meet further short-term capital needs.

The Company expects to finance its operations through equity offerings and debt financings. However, there can be no assurance that any additional financing will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funds as needed, there would be a material adverse effect on the Company’s business and results of operations or financial condition. The Company believes that its existing cash as of December 31, 2023, combined with the cash proceeds received from issuance of the Company’s shares through

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

private offering subsequent to December 31, 2023 disclosed in Note 26. “Subsequent Events” will be sufficient to allow the Company to fund operations for at least one year from the issuance date of these financial statements.

NOTE 3.	Application of New and Revised IFRS as Issued by the IASB

(a)	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New, Revised or Amended Standards and Interpretations	Effective date per IASB
Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IFRS 17 “Initial Application of IFRS 17 and IFRS 9 - Comparative Information”	January 1, 2023
Amendments to IAS12 “International Tax Reform-Pillar Two Model Rules”	May 23, 2023

The adoption of the aforementioned IFRSs did not have a material impact on the consolidated financial statements.

(b)	New and revised standards, amendments and interpretations in issue but not yet effective

In preparing the accompanying consolidated financial statements, the Company has not adopted the following International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), Interpretations developed by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”) issued by the International Accounting Standards Board (“IASB”) (collectively, “IFRSs”).

New, Revised or Amended Standards and Interpretations	Effective date per IASB
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	Effective date to be determined by IASB
Amendments to IFRS 16 “Lease Liability in a Sale and Leaseback”	January 1, 2024
Amendments to IAS 1 “Classification of liabilities as Current or Non-Current”	January 1, 2024
Amendments to IAS 1 “Non-current liabilities with covenants”	January 1, 2024
Amendments to IAS 7 and IFRS 7 “Supplier Finance Arrangements”	January 1, 2024
Amendments to IAS 21 “Lack of Exchangeability”	January 1, 2025
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027

As of the date that the consolidated financial statements were authorized for issuance, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the aforementioned standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

NOTE 4.	Material Accounting Policies

The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been applied consistently to all periods presented in these consolidated financial statements unless otherwise stated and have been applied consistently by all entities.

(a)	Basis of Consolidation

The accompanying consolidated financial statements include the accounts and operations of the Company and all of the entities in which the Company has a controlling financial interest. All significant intercompany balances and transactions have been eliminated in the consolidation process.

(b)	List of Subsidiaries in the Consolidated Financial Statements:

			Shareholding
Investor	Subsidiary	Main activities	December 31, 2023	December 31, 2022	Description
Obook Holdings Inc.	Obook Inc.	Blockchain based e-commerce and software	100.00%	100.00%	—
Obook Holdings Inc.	OwlTing Japan Inc.	Property management system provider	100.00%	100.00%	—
Obook Holdings Inc.	OwlTing Malaysia SDN BHD	Property management system provider	100.00%	100.00%	—
Obook Holdings Inc.	OwlTing Travel Service Inc.	Hospitality business	100.00%	100.00%	—
Obook Holdings Inc.	OwlTing USA Inc.	Payment solutions	100.00%	100.00%	—
Obook Holdings Inc.	OwlTing HK Inc. Limited	Information service and trading	100.00%	100.00%	—
Obook Holdings Inc.	OwlTing (Thailand) CO. LTD	Property management system provider	97.00%	97.00%	—
Obook Holdings Inc.	OwlPay Holdings PTE. LTD	Payment solutions	100.00%	100.00%	—
Obook Holdings Inc.	OwlNest Inc.	Property management system provider	100.00%	—	—
OwlTing Japan Inc.	OwlPay Japan Inc.	Payment solutions	100.00%	100.00%	—
Obook Inc.	OwlStay Inc.	Accommodation business	100.00%	100.00%	—
OwlPay Holdings PTE. LTD	PayNow Inc.	Payment gateway services	99.38%	—	Note

Note: PayNow Inc. was acquired through a merger during 2023. Further details are provided in Note 5.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(c)	Foreign Currency

The presentation currency of the Company is the U.S. dollar. The functional currency is the currency of the primary economic environment in which the entity operates. The financial statements of the Company’s foreign subsidiaries are translated into the Company’s presentation currency, the U.S. dollar. The functional currency of certain of the Company’s foreign subsidiaries is the local currency of the subsidiary. Accordingly, the assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars using the exchange rate in effect at each balance sheet date. Equity accounts are translated at historical rates. Revenue and expense accounts are generally translated using the average exchange rate of that period. Foreign currency translation adjustments are accumulated as a component of other comprehensive income as a separate component of stockholders’ equity.

(d)	Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are referred to as noncurrent assets and liabilities, respectively.

(e)	Cash and restricted cash

Cash comprises cash on hand and demand deposits, which the Company can access without any restrictions. Restricted cash is contractually restricted through legal contracts or regulations. The contractual restrictions on the use of the amounts held in the demand deposit do not change the nature of the deposit. The Company can access those amounts on demand and therefore includes the demand deposit as a component of cash.

(f)	Financial Instruments

1.	Financial Assets

The Company shall recognize a financial asset or a financial liability in its statement of financial position when, and only when, the Company becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting.

(1)	Classification of financial assets

The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. When, and only when, the Company changes its business model for managing financial assets it shall reclassify all affected financial assets.

Financial assets at amortized cost

Cash and restricted cash, notes and accounts receivable, other receivables (including related parties), and other financial assets are measured at amortized cost. A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at fair value through profit or loss:

i.	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

ii.	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Financial assets measured at amortized cost are subsequently measured using the effective interest method, and the amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gains or losses on derecognition of financial assets are also recognized in profit or loss.

(2)	Impairment of financial assets

The Company recognizes loss allowances for expected credit loss on financial assets measured at amortized cost, including accounts receivable.

The loss allowance for accounts receivable is measured at an amount equal to lifetime expected credit losses. For other financial assets at amortized cost, when the credit risk on the financial instrument has not increased significantly since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from possible default events of a financial instrument within 12 months after the reporting date. If, on the other hand, there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from all possible default events over the expected life of a financial instrument.

When determining whether the credit risk of a financial instrument has increased significantly since initial recognition, the Company considers reasonable and supportable information that is relevant. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and credit assessment, as well as forward-looking information.

The impairment gain or loss recognized in profit or loss is the amount needed for adjusting the loss allowance account to its required level at the reporting date.

(3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

2.	Financial liabilities and equity instruments

(1)	Classification of financial liabilities and equity instruments

Debt and equity instruments issued by the Company are classified as financial liabilities or equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

i.	Equity instrument

An equity instrument is any contract that evidences residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued are recognized as the amount of consideration received, less the direct cost of issuing.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

ii.	Preference share liabilities

The Company’s redeemable preference share liabilities are classified as financial liabilities, because they carry non-discretionary dividends and are redeemable in cash by the holders. Non-discretionary dividends thereon are recognized as interest expense in profit or loss.

iii.	Financial liabilities

Financial liabilities are classified as measured at amortized cost or a fair value through profit or loss (FVTPL). A financial liability is classified as at FVTPL if it is held for trading, including derivatives, or is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, are recognized in profit or loss.

(2)	Derecognition of financial liability

The Company removes a financial liability from its statement of financial position when, and only when, it is extinguished—when the obligation specified in the contract is discharged, canceled, or expired.

On derecognition of a financial liability at amortized cost in its entirety, the difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, shall be recognized in profit or loss.

(3)	Offsetting of financial assets and liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(g)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is calculated using the weighted average method, and includes expenditure incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less selling expenses.

(h)	Property, Plant and Equipment

1.	Recognition and measurement

Items of property, plant and equipment are measured at cost, less accumulated depreciation and any accumulated impairment losses.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

2.	Subsequent expenditure

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

3.	Depreciation

Depreciation is calculated on the cost of an asset less its residual value and is recognized in profit or loss on a straight-line basis over the estimated useful lives of property, plant and equipment.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

(1)	Office equipment 2~5 years

(2)	Leasehold improvements 2~5 years

(3)	Others 3~5 years

The depreciation methods, useful lives, and residual values are reviewed at each reporting date and adjusted if appropriate.

(i)	Leases

1.	Identifying a lease

A contract is, or contains, a lease when all the following conditions are satisfied:

(1)	the contract involves the use of an identified asset, and the supplier does not have a substantive right to substitute the asset; and

(2)	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and

(3)	the Company has the right to direct the use of the identified asset throughout the period of use.

2.	As a lessee

Payments for leases of low-value assets and short-term leases are recognized as expenses on a straight-line basis over the lease term for which the recognition exemption is applied. For all other leases not described above, a right-of-use asset and a lease liability shall be recognized at the lease commencement date.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the lease payments, discounted using the lessee’s incremental borrowing rate. The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date, less any lease incentives received, plus any initial direct costs incurred and an estimate of costs to be incurred in restoring the underlying asset.

The right-of-use asset is subsequently depreciated using the straight-line method over the shorter of the useful life of the right-of-use asset or the lease term. The lease liability is subsequently measured at amortized cost using the effective interest method. It is re-measured (i) if there is a change in the lease term; (ii) if there is a change in future lease payments arising from a change in an index or a rate; (iii) if there is a change in the amounts expected to be payable under a residual value guarantee; or (iv) if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

lease liability is re-measured in the circumstances aforementioned, a corresponding adjustment is made to the carrying amount of the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero, any remaining amount of the re-measurement is recognized in profit or loss.

Lease payments included in the measurement of the lease liability comprise the following:

(1)	fixed payments, including in-substance fixed payments.

(2)

the exercise price under a purchase option that the Company is reasonably certain to exercise and lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option.

Moreover, the lease liability is remeasured when lease modifications occur that decrease the scope of the lease. The Company accounts for the remeasurement of the lease liability by decreasing the carrying amount of the right-of-use asset to reflect the partial or full termination of the lease and recognizes in profit or loss any gain or loss relating to the partial or full termination of the lease.

3.	As a lessor

Lease income from an operating lease is recognized in profit or loss on a straight-line basis over the lease term. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the asset leased.

(j)	Goodwill

Goodwill is recognized when the purchase price exceeds the fair value of identifiable net assets acquired in a business combination. Goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill is not amortized and instead is reviewed for impairment at least annually, or more frequently when there is an indication that the cash generating unit (“CGU”) may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s CGU or groups of CGU that are expected to benefit from the synergies of the combination. If the recoverable amount of a cash-generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such CGU and then to the other assets of the CGU pro rata based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in profit or loss. Once recognized, an impairment loss for goodwill is not reversed in subsequent periods.

(k)	Other Intangible Assets

1.	Recognition and measurement

Other intangible assets with limited useful lives obtained by the Company, including computer software and acquired intangible assets such as trademarks, customer relationships and developed technology from a business combination, are carried at costs less accumulated amortization and accumulated impairment losses.

2.	Amortization

Amortization is calculated on the cost of the asset and is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, starting from the date they are available for use.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The estimated useful lives for current and comparative periods are as follows:

(1)	Computer software 1~3 years

(2)	Trademarks 18.6 years

(3)	Customer relationships 7 years

(4)	Developed technology acquired 7 years

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

(l)	Impairment of Non-Financial Assets

At each reporting date, the Company reviews the carrying amounts of its nonfinancial assets (other than inventories) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (CGUs). Goodwill arising from a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For assets other than goodwill, an impairment loss is reversed only if the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(m)	Revenue Recognition

Revenue is measured based on the consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a good or a service to a customer. The accounting policies for the Company’s main types of revenue are explained below.

1.	Payment services

The Company provides a one-stop payment solution from payment gateway service to payment platform service. The scope of services includes assisting customers in collecting payments from consumers, enabling customers, including businesses and individuals, to make cross-border remittances as payers and receiving funds with wallets as payees.

For our payment gateway services, we provide merchants with various payment methods for consumers, including credit cards, mobile payments, and web ATM, and payment at

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

convenience stores, assisting merchants in collecting payments, and disbursing the collected funds to the merchants upon request. We collaborate with multiple acquiring banks, which charge fees for each transaction according to agreed rates. In turn, we charge our merchants a transaction fee for each successful payment and handling fees when disbursing the funds, based on a predetermined rate that varies depending on the market and the merchant. The Company can select one of its partnered acquiring banks to handle the acquiring process or designate a trust account with the acquiring bank for disbursements. The Company also assists in resolving any transaction-related issues faced by merchants and has decision-making authority over the fees charged to merchants. After assessing its primary responsibility for fulfilling customer orders and controlling services before transferring them to customers, the Company is deemed the principal and recognizes the transaction fees and the handling fees charged to merchants as revenue. Due to the Company’s obligations to safeguard the collected funds during the period from when the merchants can request disbursements, as agreed in the contract, to when they actually make the request to the Company, the Company satisfies the performance obligations over time and recognizes revenue during the period when the Company renders the services. The average period over which revenue is recognized is one to two months. Before the services provided to the merchants, the funds collected are recognized as other current liabilities – receipts under custody and contract liabilities.

For our payment platform services, with the KYC and AML system, each transaction will be screened to check whether a transaction should be authorized for completion on our payment platform. When we authorize a transaction, we become obligated to our customer to complete the payment transaction. We cooperate with multiple financial institutions and settlement providers, who charge transaction fees on each transaction according to agreed rates and some of them also charge handling fees. In turn, we charge handling fees and transaction fees for foreign exchange conversion, which vary depending on currency conversions and the payment regions. The entire payment process and platform usage, from onboarding customers to executing transactions, are handled by the Company. The Company also assists in resolving any transaction-related issues faced by customers and has decision-making authority over the fees charged to the customers. After assessing its primary responsibility for fulfilling customer orders and controlling services before transferring them to customers, the Company is deemed the principal and recognizes the transaction fees and the handling fees charged to customers as revenue. The Company satisfies the performance obligations at the point in time and recognizes the revenue as the transaction is completed.

2.	Hospitality services

(a) Hospitality-related software services

The Company provides a property management system based on blockchain technology to the accommodation providers, including room inventory management, online travel agent (OTA) management and sales report provision. The system charges a fixed fee based on the number of rooms offered by the accommodation provider and is charged annually or monthly depending on the respective contract terms. The Company offers services through its self-developed system, retaining control, ownership, and intellectual property rights. Additionally, the Company is responsible for the system’s operation and maintenance during the contract period and has decision-making authority over the subscription fees. After assessing its primary responsibility for fulfilling customer orders and controlling services before transferring them to customers, the Company is deemed the principal and recognizes the subscription fees as revenue. The Company

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

satisfies the performance obligations over time and recognizes revenue during the contractually agreed period of system services. Due to the customers being charged on a prepaid basis, any fees exceeding the amount attributable to the current financial reporting period are recognized as contract liabilities.

The Company also provides room fee collection services on behalf of accommodation providers who utilize the OwlNest platform as their booking engine and disburses the collected funds on the contractually agreed settlement basis. It charges a specified percentage as a processing fee, which varies depending on the payment method used (credit card or ATM). As the arrangement for collecting room fees from consumers is established between the Company and the acquiring banks or third-party payment service providers and the Company can choose the service providers from its partners, the Company maintains control over these services. Additionally, the Company has the authority to make pricing decisions regarding the processing fees. Therefore, the Company is deemed the principal and recognizes the processing fees as revenue. The Company satisfies the performance obligations at the point in time and recognizes revenue as the accommodation providers have completed their services. Before the services provided to the consumers, room fees that are received in advance are recognized as receipt under custody and contract liabilities.

(b) Hospitality-related platform services

•	Online travel agency platform

- OwlTing Experience: The Company collaborates with suppliers (“local guides”) to provide experiential tour services to consumers through OwlTing Experience platform. As the Company is responsible for selecting the suppliers to fulfill the commitments to provide tour services, the Company maintains control over these services. Additionally, the Company is responsible for the communication with local guides to ensure service provision, arranging insurance for related itineraries, and any consumer incidents or liabilities that occur during and after the completion of the experiential tour and has the authority to make pricing decisions regarding the service fees of the tours on the OwlTing Experience platform. Therefore, the Company is deemed the principal and recognizes the price and any add-on service fees of the tours as revenue. The Company satisfies the performance obligations over time and recognizes revenue during the period in which the Company provides the tours to consumers. Before the Company provides tour services, payments that are received in advance are recognized as contract liabilities.

- OwlJourney: The Company provides OwlJourney platform to allow customers (accommodation providers) to list room booking information, while also assists in platform maintenance and provides payment processing services for room fees. The Company facilitates room bookings but does not gain control over services, nor does it have authority over pricing or assume risks related to damages or inventory. Since the Company doesn’t control the services before transfer, it is considered an agent and recognizes the net consideration as revenue. The Company satisfies the performance obligations at the point in time and recognizes revenue when the consumer’s stay has been provided by accommodation providers. Before the services are provided to the consumers, payments that are received in advance are recognized as receipt under custody and contract liabilities.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

•	Platform offline service - providing accommodation service

The Company provides room accommodation services to the individual occupying the room under its own brand, OwlStay. OwlStay is fully responsible for all aspects of B&B operations, including daily management, personnel, marketing, pricing, financials, and property design. It handles online bookings, guest services, and customer complaints and has full authority over room rates. As OwlStay controls the services and bears primary responsibility for fulfilling consumers orders, it is considered the principal and recognizes the total consideration as revenue. The Company satisfies the performance obligations over time and recognizes revenue during the period in which the Company provides accommodation to consumers. The consumer pays the relevant fees when booking rooms, and payments that are received in advance are recognized as contract liabilities.

3.	E-commerce platform

The Company conducts sales of agricultural products over its e-commerce platform, wherein the Company selects the products to sell and signs long-term contracts with local farmers to secure the supply of goods and set the purchase costs, lists the products on the OwlTing Market platform, and determines the pricing. Since some primary products are agricultural goods with short shelf lives, multiple shipments can easily cause product damage. After receiving an order, the Company issues a purchase order to the supplier to retain a specified number of units to fulfill consumer orders and notifies the supplier to arrange direct shipment to the consumer from the place of origin to ensure freshness. Other products are shipped from the Company’s warehouse. The Company is responsible for ensuring that the product is delivered to the consumer who placed the order, bears any loss or damage between pickup from the supplier and delivery to the end customer, and handles subsequent return or exchange services. After assessing, the Company is deemed the principal, and it recognizes the total consideration as revenue. Revenue is recognized at the point in time when the goods are delivered and have been accepted by the customer. Before the Company transfers goods to the customers, payments that are received in advance are recognized as contract liabilities.

(n)	Employee Benefits

1.	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

2.	Share-based payment arrangements

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

3.	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(o)	Income Taxes

Income tax expense comprises current and deferred taxes. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

1.	Current tax

Current taxes comprise the expected tax payable or receivable on the taxable income or losses for the year and any adjustments to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted tax rate at the reporting date.

2.	Deferred tax

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases and loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

(p)	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. Acquisition-related costs are generally recognized in profit or loss as incurred. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of contingent consideration are recognized in profit or loss.

(q)	Loss Per Ordinary Share

Loss per ordinary share is calculated as the loss attributable to the ordinary shareholders of the Company, divided by the weighted average number of ordinary shares outstanding.

(r)	Operating Segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including those relating to transactions with other components of the Company. Operating results focusing on operating segment by segment are regularly reviewed by the Company’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and to assess its performance.

The Company does not report segment asset information to the Company’s CODM. Consequently, no asset information by segment is presented.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(s)	Non-controlling Interests

Non-controlling interests are classified in the consolidated statements of profit or loss as part of profit (loss) for the period and the accumulated amount of non-controlling interests as part of equity in the consolidated statements of financial position. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are re-measured with the gain or loss reported in net earnings.

(t)	Use of Judgments and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments, estimates and assumptions in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

1.	Impairment of non-financial assets other than goodwill

In the process of evaluating the potential impairment of non-financial assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups. Any changes in these estimates, due to shifts in economic conditions or business strategies, could result in significant impairment charges or reversals in future years.

2.	Recognition of deferred tax assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires the Company’s subjective judgment and estimate, including the future revenue growth and profitability, the sources of taxable income, the amount of tax credits that can be utilized and feasible tax planning strategies. Changes in the economic environment, the industry trends and relevant laws and regulations may result in adjustments to the deferred tax assets.

3.	Impairment of goodwill

The assessment of impairment of goodwill requires the Company to make subjective judgments to determine the identified CGU, allocate the goodwill to relevant CGUs and estimate the recoverable amount of relevant CGU. In the process of estimating the recoverable amount of relevant CGU, the Company is required to make subjective judgments in determining the discount rate, the terminal growth rate, the independent cash flows, expected future revenue and expenses related to the CGU.

(u)	Correction of immaterial errors

Certain immaterial costs have been reclassified in the statement of profit or loss and other comprehensive income. Payment processing fees paid to the banks and third-party payment service providers directly related to the provision of its payment related services has been

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

reclassified from “Marketing and sales” and “General and administrative” expenses to “Costs of revenue” to more appropriately reflect the nature of the costs. The following table summarizes the impact of these reclassifications.

	Impact of reclassifications
For the year ended December 31, 2023	As previously reported	Adjustments	As revised
Costs of revenue	$(4,950,522)	(180,217)	(5,130,739)
Marketing and sales	(2,631,709)	175,814	(2,455,895)
General and administrative	(3,365,105)	4,403	(3,360,702)

	Impact of reclassifications
For the year ended December 31, 2022	As previously reported	Adjustments	As revised
Costs of revenue	$(3,207,050)	(279,119)	(3,486,169)
Marketing and sales	(3,148,972)	274,622	(2,874,350)
General and administrative	(3,022,100)	4,497	(3,017,603)

NOTE 5.	Acquisition

On May 1, 2023 (the “acquisition date”), the Company acquired a 52.94% stake in PayNow Inc. (“PayNow”) for $628,265 in cash, gaining control of PayNow. Following the acquisition date, PayNow’s assets, liabilities, and results have been consolidated in the Company’s consolidated financial statements. Acquisition-related costs, recognized as expenses when incurred, were insignificant.

On September 15 of the same year, the Company acquired 46.44% stake in PayNow for $1,517,730 in cash. The difference of $1,129,728 between the cash consideration and the carrying amount of the equity interest acquired was recognized in the accumulated deficit.

Through the acquisition of PayNow, the Company aims to collaborate with PayNow to enhance the payment solution and offer a more diverse range of services.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The table below summarizes the estimated fair values of the acquired assets and liabilities as of the acquisition date.

Purchase consideration
Cash paid	$628,265
Fair value of the identifiable assets acquired and liabilities assumed:
Cash and restricted cash	4,278,870
Other financial assets	5,961,325
Current assets, other than cash	135,227
Property, plant and equipment	40,034
Right-of-use assets	137,231
Intangible assets	208,211
Other non-current assets	54,073
Accounts payable	(52,948)
Lease liabilities current	(52,427)
Other current liabilities	(9,803,312)
Lease liabilities non-current	(87,220)
Other non-current liabilities, others	(31,298)
Noncontrolling interests	(446,786)

Total identifiable net assets acquired	340,980

Goodwill	$287,285

Acquired assets were valued at estimates of their current fair values based on management’s estimates and consultation with an independent appraiser.

NOTE 6.	Cash and restricted cash

	December 31, 2023	December 31, 2022
Cash on hand	$6,500	5,907
Bank Deposits	4,879,489	2,574,927

Total cash in the consolidated statement of financial position	4,885,989	2,580,834
Contractually restricted cash	3,111,019	—

Total cash and restricted cash in the consolidated statement of cash flows	$7,997,008	2,580,834

Contractually restricted cash was collected from PayNow payment processing services through web ATM and convenience store payment methods and deposited into the designated demand deposit accounts. This cash was subject to contractual restrictions on use, as agreed upon with the merchants.

Accommodation fees collected on behalf of customers from the Company’s hospitality services were held in the Company’s demand deposit accounts, without a contractual obligation to keep those amounts in a separate demand deposit or to use the cash only for specified purposes.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Refer to Note 20 and Note 21 for the disclosure of credit risk, currency risk and sensitivity analysis of the financial assets and liabilities of the Company. As of December 31, 2023 and 2022, no cash was pledged with banks as collaterals.

NOTE 7.	Notes and Accounts Receivable

	December 31, 2023	December 31, 2022
Notes receivable	$4,025	—
Accounts receivable	353,356	617,617

Total	$357,381	617,617

As of December 31, 2023 and 2022, the Company measured the loss allowance for accounts receivable using the simplified approach under IFRS 9 with the lifetime expected credit losses. The Company’s accounts receivable were mainly due from the credit card company, and historically there was no default of accounts receivable occurred; therefore, there were no expected credit losses in 2023 and 2022, respectively.

NOTE 8.	Other Financial Assets – Current and Non-current

	December 31, 2023	December 31, 2022
Restricted cash in the trust account	$4,837,290	—
Restricted time deposit – current	32,568	—
Restricted time deposit – non-current	181,929	50,666
Guarantee deposits paid	283,883	175,376

Total	$5,335,670	226,042

Restricted cash in the trust account relates to cash collected from PayNow payment processing service and deposited in the trust account with the financial institution for exclusive use of completing payment transactions. The terms and conditions in the trust agreement prevents the Company from accessing the amounts held in the trust account. Please refer to Note 25 for details on pledged assets.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

NOTE 9.	Intangible Assets (including Goodwill)

		Intangible assets
	Goodwill	Computer Software	Trademark	Customer relationship	Developed technology acquired	Total
Cost:
Balance at January 1, 2023	$1,184,860	320,536	227,828	—	—	548,364
Additions	—	20,517	—	—	—	20,517
Acquired from business combinations	287,285	—	—	107,359	100,852	208,211
Disposal	—	(269,654)	—	—	—	(269,654)
Effect of Exchange Rate Movements	—	(3,203)	148	—	—	(3,055)

Balance at December 31, 2023	$1,472,145	68,196	227,976	107,359	100,852	504,383

Balance at January 1, 2022	$1,316,392	334,095	253,119	—	—	587,214
Additions	—	60,299	—	—	—	60,299
Disposal	—	(15,179)	—	—	—	(15,179)
Effect of Exchange Rate Movements	(131,532)	(58,679)	(25,291)	—	—	(83,970)

Balance at December 31, 2022	$1,184,860	320,536	227,828	—	—	548,364

Accumulated amortization and impairment:
Balance at January 1, 2023	$1,184,860	271,214	31,671	—	—	302,885
Amortization	—	46,527	12,102	10,224	9,608	78,461
Impairment	—	646	—	—	—	646
Disposal	—	(258,363)	—	—	—	(258,363)
Effect of Exchange Rate Movements	—	(2,715)	186	—	—	(2,529)

Balance at December 31, 2023	$1,184,860	57,309	43,959	10,224	9,608	121,100

Balance at January 1, 2022	$1,316,392	270,805	21,566	—	—	292,371
Amortization	—	68,153	12,596	—	—	80,749
Disposal	—	(15,179)	—	—	—	(15,179)
Effect of Exchange Rate Movements	(131,532)	(52,565)	(2,491)	—	—	(55,056)

Balance at December 31, 2022	$1,184,860	271,214	31,671	—	—	302,885

Carrying value:
Balance at December 31, 2023	$287,285	10,887	184,017	97,135	91,244	383,283

Balance at December 31, 2022	$—	49,322	196,157	—	—	245,479

(a)	Details of the aforementioned intangible assets acquired from business combinations are provided in Note 5.
(b)	Goodwill from acquisition of PayNow Inc. has been assigned to PayNow cash-generating unit (“CGU”). The Company’s goodwill has been tested for impairment at the end of the annual

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecasts from the financial budgets covering the future five-year period. The Company applied an annual discount rate of 18.7% in its impairment test as of December 31, 2023, to reflect the relevant specific risk in the cash-generating unit. The terminal growth rate of 2.0% was based on following 5 years average Taiwan economic growth rate.

For the years ended December 31, 2023 and 2022, the Company did not recognize any impairment loss on goodwill.

(c)

During the period ended at the fiscal year-end, the Company conducted an impairment assessment on the recoverable amount and used fair value less disposal costs as the basis for calculating the recoverable amount. In 2023, an impairment loss of $646 was recognized and reported under other losses.

NOTE 10.	Property, Plant and Equipment

(a)

	Office equipment	Leasehold improvements	Others	Total
Cost:
Balance at January 1, 2023	$458,267	631,878	215,196	1,305,341
Additions	88,423	5,967	47,230	141,620
Acquired from business combinations	9,727	—	30,307	40,034
Disposals	(154,823)	(165,342)	(44,601)	(364,766)
Effect of Exchange Rate Movements	(662)	(1,771)	2	(2,431)

Balance at December 31, 2023	$400,932	470,732	248,134	1,119,798

Balance at January 1, 2022	$475,681	702,023	236,584	1,414,288
Additions	34,904	—	2,313	37,217
Disposals	(4,041)	—	—	(4,041)
Effect of Exchange Rate Movements	(48,277)	(70,145)	(23,701)	(142,123)

Balance at December 31, 2022	$458,267	631,878	215,196	1,305,341

Accumulated depreciation and impairment loss:
Balance at January 1, 2023	$401,949	573,712	130,546	1,106,207
Depreciation	55,775	31,709	32,624	120,108
Impairment loss	—	—	4,136	4,136
Disposals	(154,823)	(165,342)	(44,601)	(364,766)
Effect of Exchange Rate Movements	(1,184)	(1,456)	111	(2,529)

Balance at December 31, 2023	$301,717	438,623	122,816	863,156

Balance at January 1, 2022	$364,296	497,212	117,379	978,887
Depreciation	80,069	129,641	25,578	235,288
Disposals	(4,041)	—	—	(4,041)
Effect of Exchange Rate Movements	(38,375)	(53,141)	(12,411)	(103,927)

Balance at December 31, 2022	$401,949	573,712	130,546	1,106,207

Carrying amounts:
Balance at December 31, 2023	$99,215	32,109	125,318	256,642

Balance at December 31, 2022	$56,318	58,166	84,650	199,134

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

1.	Details of the aforementioned property, plant and equipment acquired from business combinations are provided in Note 5.

2.

For the years ended December 31, 2023 and 2022, the Company recognized an impairment loss on property, plant and equipment of $4,136 and $0 in relation to office equipment that was not in use, and which was later disposed of for proceeds of nil.

(b)	Leasing arrangements-lessee

1.

The Company leases various buildings and transportation equipment. Rental contracts are typically made for periods of 1 to 4 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

2.	The carrying amount of right-of-use assets and the depreciation charge were as follows:

	December 31, 2023	December 31, 2022
Buildings	$590,185	1,189,466
Transportation equipment	92,279	—

Total	$682,464	1,189,466

	2023	2022
	Depreciation charge	Depreciation charge
Buildings	$710,213	692,281
Transportation equipment	39,381	—

Total	$749,594	692,281

3.	For the years ended December 31, 2023 and 2022, the additions to right-of-use assets (excluding those acquired through business combinations) were $144,572 and $0, respectively.

4.	Lease liabilities

	December 31, 2023	December 31, 2022
Current portion	$656,039	688,255

Non-current portion	$68,115	533,336

5.	Additional lease information

	2023	2022
Expenses relating to short-term leases	$17,192	15,288

Expenses relating to low-value asset leases	$9,322	9,475

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$168,886	154,270

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The reconciliation of lease liabilities to cash flows arising from financing activities was as follows:

	2023	2022
Balance at the beginning of year	$1,221,591	2,102,257
Change from financing activities:
Payment of lease liabilities	(763,225)	(689,001)

Total change from financing activities	(763,225)	(689,001)
Other changes:
New lease	144,572	—
Acquired from business combinations	139,647	—
Interest expense	25,545	40,758
Interest paid	(25,545)	(40,758)
Lease modification	(10,618)	—
Effect of exchange rate changes	(7,813)	(191,665)

Total liability-related other changes	265,788	(191,665)

Balance at the end of year	$724,154	1,221,591

NOTE 11.	Other Current Liabilities

	For the year ended December 31, 2023
	Receipts under custody	Amounts for receipts under custody in relevant asset accounts
		Restricted cash held in trust	Restricted cash	Cash	Accounts Receivable
Payment services
Payment collections from ATM	$2,056,281	112,253	1,944,028	—	—
Payment collections from convenience stores	1,166,991	—	1,166,991	—	—
Payment collections from credit cards	4,761,216	4,725,037	—	36,179	—
Hospitality services
Hospitality-related software services	2,343,941	—	—	2,258,564	85,377
Hospitality-related platform services	75,789	—	—	75,789	—

Total	$10,404,218	4,837,290	3,111,019	2,370,532	85,377

	For the year ended December 31, 2022
	Receipts under custody	Amounts for receipts under custody in relevant asset accounts
		Restricted cash held in trust	Restricted cash	Cash	Accounts Receivable
Payment services
Payment collections from ATM	$—	—	—	—	—
Payment collections from convenience stores	—	—	—	—	—
Payment collections from credit cards	—	—	—	—	—
Hospitality services
Hospitality-related software services	2,777,434	—	—	2,337,624	439,810
Hospitality-related platform services	50,755	—	—	50,755	—

Total	$2,828,189	—	—	2,388,379	439,810

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Receipts under custody included payments received from PayNow, and accommodation payments received from OwlNest property management service platform and OwlJourney platforms.

NOTE 12.	Long-Term Borrowings

	December 31, 2023
	Currency	Rate	Maturity year	Amount
Unsecured bank loans	TWD	1.625%~2.595%	January 2022~ January 2027	$20,449
Secured bank loans	TWD	1.625%~2.595%	January 2022~ January 2027	81,795
Other secured loans	TWD	6.500%	September 2022~ September 2024	758,834
Less: current portion				(791,132)

Total				$69,946

Unused long-term credit lines				—

	December 31, 2022
	Currency	Rate	Maturity year	Amount
Unsecured bank loans	TWD	1.00%~1.625%	January 2022~ January 2027	$26,735
Secured bank loans	TWD	1.00%~1.625%	January 2022~ January 2027	106,939
Other secured loans	TWD	6.500%	September 2022~ September 2024	1,062,978
Less: current portion				(336,237)

Total				$860,415

Unused long-term credit lines				—

The bank loans were secured by the Small and Medium Enterprise Credit Guarantee Fund of Taiwan.

The key management of the Company provided real estate as the collateral for the long-term borrowings.

The reconciliation of borrowings to cash flows arising from financing activities was as follows:

	2023	2022
Balance at the beginning of year	$1,196,652	—
Change from financing activities:
Proceeds from borrowings	—	1,301,871
Repayments of borrowings	(335,574)	(105,219)

Total changes from financing activities	(335,574)	1,196,652

Balance at the end of year	$861,078	1,196,652

NOTE 13.	Employee Benefits

The Company’s operations are in Taiwan (R.O.C.), where the Company contributes 6% of each employee’s monthly wages to the labor pension personal account at the Bureau of Labor Insurance in accordance with the provisions of the Labor Pension Act. Under these defined contribution plans, the Company is not required to bear the regulated or putative obligation subsequent to the payment of fixed-rate contribution.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The pension costs incurred from the contributions to the Bureau of Labor Insurance amounted to $248,684 and $243,352 for the years ended December 31, 2023 and 2022, respectively.

NOTE 14.	Non-current Financial Liabilities at Fair Value Through Profit or Loss

	December 31, 2023	December 31, 2022
Financial liabilities designated at fair value through profit or loss:
Simple agreement for future equity	$1,707,248	1,433,555

The Company entered into several Simple Agreements for Future Equity (“SAFE agreements”) in 2023 and 2022, at the total amount of $430,000 and $1,370,000, respectively. During the year of 2023, an amount of $300,000 was cashed out. The outstanding principal amounts were $1,500,000 and $1,370,000 as of December 31, 2023 and 2022, respectively.

Pursuant to the terms of the 2023 SAFE agreements, in the event of an equity financing (as defined in the agreement), the SAFE amount will automatically convert into the number of shares equal to the initial investment amount divided by the discount price (the lowest price per share of the shares sold in the equity financing multiplied by the discount rate of 75%); in the event of a liquidity event (as defined in the agreement), the investor will automatically be entitled to either (i) receive a portion of proceeds equal to the initial investment amount plus interest at a simple rate of 5% per annum, or (ii) receive a number of shares equal to the initial investment amount divided by the liquidity price (the price per share equal to the fair market value of the shares at the time of the liquidity event, as determined by reference to the purchase price payable in connection with such liquidity event, multiplied by the discount rate of 75%).

Pursuant to the terms of the 2022 SAFE agreements, in the event of an equity financing (as defined in the agreement), the SAFE amount will convert into the number of shares equal to the initial investment amount divided by the discount price (the lowest price per share of the shares sold in the equity financing multiplied by the discount rate of 75%) or entitle the investor to receive a portion of proceeds equal to the initial investment amount plus interest at a simple rate of 2% per annum (the “cash-out amount”); in the event of a liquidity event (as defined in the agreement), the investor will be entitled to (i) receive a portion of proceeds equal to the cash-out amount, or (ii) receive a number of shares equal to the initial investment amount divided by the liquidity price (the price per share equal to the fair market value of the shares at the time of the liquidity event, as determined by reference to the purchase price payable in connection with such liquidity event, multiplied by the discount rate of 75%). If no such events occur within 3 years following the effective date of the agreement, the investor will be entitled to receive a portion of proceeds equal to the cash-out amount.

According to IAS 32, “Financial Instruments: Presentation”, because the Company does not have the unconditional right to avoid settling the contract in cash or in another way that it would be a financial liability, the SAFE is accounted for as a liability. Because of its complex features, it is measured at fair value through profit or loss according to IFRS 9. The fair value of the SAFE will be remeasured at the end of each reporting period with any change to fair value recorded within financial expenses in the statements of profit or loss. The fair value of the SAFE at initial recognition equals the transaction price. As of December 31, 2023 and 2022, the fair values of the SAFEs, based on a valuation prepared by a third-party valuation specialists, were $1,707,248 and $1,433,555, respectively.

The Company recognized a loss on financial liabilities at fair value through profit or loss of $143,693 and $63,555 for the years ended December 31, 2023 and 2022, respectively.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

NOTE 15.	Preference share liabilities

	December 31, 2023	December 31, 2022
Preference share liabilities	$2,067,326	2,025,945
Less: current portion	(101,592)	(2,025,945)

Non-current preference share liabilities	$1,965,734	—

The Company has issued a total of 1,000,000 preference shares (“Class A Preferred Shares”), with a par value of $0.001, subscribed by the National Development Fund Management Committee of the Executive Yuan (the “Investor”), which was approved by the resolution of the shareholders’ meeting on June 8, 2020. The subscription price for Class A Preferred Shares was New Taiwan Dollar (NT$) 60 per share (approximately $2.03), with a total investment amount of NT$60,000,000 (approximately $2,031,832), and the stock registration procedures have been completed in accordance with relevant laws and regulations. The rights and obligations of the Company issuing Class A Preferred Shares are as follows:

(a)

Except for matters concerning shareholders rights of Class A Preferred Shares and at the Class A Preferred Shares shareholders meetings, holders of Class A Preferred Shares do not have any other voting rights including the rights to elect Directors or Supervisors.

(b)	Other than as stipulated below, Class A Preferred Shares shall not be entitled to any distribution of earnings and reserves for holders of shares.

(c)

The holders of the Class A Preferred Shares shall be entitled to receive a dividend at the rate of 1.5% per annum of the subscription price paid for each Class A Preferred Shares in cash every year. After the approval of the financial reports and accounting books at the annual general meeting of shareholders, the Board of directors shall set the ex-dividend date for the distribution of dividends on Class A Preferred Shares, based on which dividends shall be paid or accrued for distribution. Dividends for each fiscal year shall be calculated from the issuance date of the shares and distributed based on the actual number of days in that fiscal year. The issuance day is defined as the capital increase reference date for Class A Preferred Shares. If the Company has a surplus for the fiscal year, after deducting taxes and other statutory obligations in accordance with the law, offsetting any losses and allocating 10% of the remaining amount as legal reserves, any remaining profits from the fiscal year, as well as any accumulated undistributed profits from previous years, shall be prioritized for the distribution to the holder of Class A Preferred Shares. In the event of insufficient profits or no profits for distribution to the holder of Class A Preferred Shares, any dividends that can be distributed shall still be prioritized for the holder of Class A Preferred Shares. Any dividends that are not distributable due to insufficient profits should be made up for in subsequent profitable years or handled according to the terms of redemption for Class A Preferred Shares mentioned in point (d).

(d)

Based on the Subscription Agreement signed in the year 2020, the issuance period of Class A Preferred Shares was two years. Upon maturity, the Company should fully redeem Class A Preferred Shares in cash by adding the total subscription amount of Class A Preferred Shares and the accrued but unpaid dividends for the two-year issuance period. Alternatively, the Company may redeem Class A Preferred Shares early before maturity by adding the total subscription amount of Class A Preferred Shares and the accrued but unpaid dividends which were calculated based on the proportion of the actual issuance period to the two-year period.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(e)	The first extension:

According to the Notice from the Investor dated November 8, 2021, the issuance period of Class A Preferred Shares was extended for one year to July 22, 2023, and the dividends during the extension period was calculated based on the original agreed annual interest rate of 1.5%.

(f)	The second extension:

On July 21, 2023, an amendment was made to the Subscription Agreement based on the resolution decided during the 103rd meeting of the Investor, wherein the issuance period of Class A Preferred Shares shall be extended for another year until July 22, 2024, and the dividends during the extension period shall be calculated based on the original agreed annual interest rate of 1.5%. In addition, the Company shall pay the dividends to the Investor for the original issuance period (which was two-year) and the preceding year thereafter (for a total of 3 years) before July 22, 2023. Furthermore, when July 21, 2024, the expiration of the latest extended issuance period of Class A Preferred Shares mentioned above, the Company shall gradually redeem its Class A Preferred Shares and pay the corresponding dividends within five years on a quarterly installment basis.

(g)

If the Company is to be wound up or liquidated, before any distribution or payment shall be made to the holders of any other shares in the Company, each class A Preferred Shares shall be entitled to receive an amount equal to one hundred percent (100%) of the original subscription price of each Class A Preferred Share, plus all unpaid dividends thereon, which shall take precedence over any other payments to be made to other holders of shares; provided that total payment received by each Class A Preferred Share upon liquidation or winding up of the Company shall not exceed one hundred percent (100%) of the original subscription price of each Class A Preferred Share, plus all unpaid dividends thereon.

(h)	The Class A Preferred Shares are not convertible into any other shares of the Company under any circumstances.

(i)

If the Company engages in an Initial Offering of its shares or if the Company is required to redeem the Class A Preferred Shares due to its violation of the Class A Preferred Shares Purchase Agreement, the Company shall immediately redeem all Class A Preferred Shares prior to the maturity date as set out in point (f).

(j)

If the Company fails to redeem the Class A Preferred Shares in whole or in part when required to do so at the maturity date or prior to the maturity date due to force majeure or factors attributable to the Company, the rights of such unredeemed Class A Preferred Shares shall remain in effect until redemption by the Company; and provided further that (a) the dividend rate of the Class A Preferred Shares shall remain unchanged during such period; and (b) the rights of the remaining outstanding Class A Preferred Shares under these Articles and Schedule A shall not be adversely impacted.

(k)	The Company recognized interest expenses of $42,381 and $40,411 for the years ended December 31, 2023 and 2022, respectively.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

NOTE 16.	Equity

(a)	Share capital

	December 31, 2023	December 31, 2022
Number of shares authorized	200,000,000	200,000,000

Share capital authorized	$200,000	200,000

Number of shares issued and fully paid	78,079,203	78,079,203

Share capital issued	$78,079	78,079

The total issued share capital of the Company includes common shares, which are divided into Class A Common Shares and Class B Common Shares (each with par value of $0.001). There are two types of common shares, with each Class A Common Share representing 1 voting right and each Class B share representing 10 voting rights, all other rights being equal. Each Class B Common Share is convertible into one Class A Common Share. Each Class A Common Share is not convertible into any other share, but not limited to Class B Common Share. However, each Class B Common Share shall be automatically, without further action by the holder thereof, converted into one fully paid and nonassessable Class A Common Share, upon the occurrence of a transfer.

On April 15, 2022, the Company’s board of directors approved to issue 142,412 new Class A Common Shares with par value of $0.001 per share, amounting to $1,859,925, of which $282,660 was received in 2022 and $1,568,384 was received in 2021. The remaining amount of $8,881 was offset by other payables to related parties. The relevant statutory registration procedures were completed on April 15, 2022.

The Company entered into several share subscription agreements with new investors and received the investment amount of $10,834,290 recognized under capital collected in advance for the year ended December 31, 2023. The relevant statutory registration procedures have not been completed as of December 31, 2023.

The number of issued shares of the Company as of December 31, 2023 and 2022 were both 78,079,203 shares, including 8,963,907 Class A Common Shares and 69,115,296 Class B Common Shares.

As long as there has not been an Initial Offering from the Company and the shareholder, SBI Crypto Investment Co., Ltd. (SBI), who holds at least 12.5% of the issued shares of the Company, the Company shall not undertake any significant matters without the consent of SBI.

(b)	Capital surplus

	December 31, 2023	December 31, 2022
Additional paid-in capital	$30,219,928	30,219,928
Employee share options	941,697	941,697
Donation from shareholders	810,000	810,000

Total	$31,971,625	31,971,625

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(c)	Retained earnings and earnings distribution

In accordance with the Articles of Incorporation of the Company, the earnings distribution is as follows:

1.

Subject to the Companies Law of the Cayman Islands (the “Law”), payment of dividends will be at the sole discretion of the Directors and the Directors may from time to time pay to the members such interim dividends as appear to the Directors to be justified by the profits of the Company. No dividend shall be paid otherwise than out of profits or out of the share premium account or otherwise as permitted by the Law.

2.

The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies or for equalizing dividends, or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit. The Directors may also, without placing the same to reserve, carry forward any profits which they may think prudent not to divide.

(d)	Other equity

Exchange differences on translation of foreign financial statements
Balance at January 1, 2023	$1,286,954
Exchange differences on foreign currency	(53,243)

Balance at December 31, 2023	$1,233,711

Balance at January 1, 2022	$(601,878)
Exchange differences on foreign currency	1,888,832

Balance at December 31, 2022	$1,286,954

(e)	Non-controlling interest

2023
Balance at the beginning of year	$—
Equity attributable to non-controlling interests
Loss for the year	(32,664)
Other comprehensive income during the year	4
Acquisition of non-controlling interest	446,786
Purchase of subsidiaries shares from non-controlling interest	(388,002)
Declaration of cash dividends	(20,136)

Total	$5,988

NOTE 17.	Income Taxes

The Company is incorporated in the Cayman Islands, a tax-free jurisdiction; accordingly, pretax income generated by the Company is not subject to local income tax. Substantially, the Company’s taxable income was derived from the operations in Taiwan (R.O.C.), resulting in the majority of the

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

Company’s income tax expenses related to operating activities being incurred in Taiwan (R.O.C.), with the statutory income tax rate of 20%. Other foreign subsidiaries calculate their income taxes in accordance with local tax laws and regulations.

(a)	Income tax expense (benefit) recognized in profit or loss

Income tax expense (benefit) consisted of the following:

	2023	2022
Loss before income tax	$(6,787,967)	(9,057,030)

Income tax calculated based on local statutory rate	$(1,175,582)	(1,645,410)
Change in unrecognized temporary differences	(15,176)	328,671
Current-year losses for which no deferred tax assets were recognized	1,168,802	1,304,102
Non-deductible expenses	15,227	12,637

Income tax benefit	$(6,729)	—

(b)	Unrecognized deferred tax assets

Gross amount of deferred tax assets have not been recognized in respect of the following items.

	December 31, 2023	December 31, 2022
Tax effect of deductible temporary differences	$137,458	152,995
Unused tax loss carryforward	7,181,230	6,026,004

Total	$7,318,688	6,178,999

The Income Tax Act of Taiwan (R.O.C.) and Japan allow net losses, as assessed by each respective tax authority, to offset taxable income over a period of ten years for local tax reporting purposes. Whereas, tax losses can be carried forward indefinitely in Hong Kong. Federal tax losses in the United States can be carried forward indefinitely and state tax losses will expire in various years from 10~20 years.

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

As of December 31, 2023, the expiration period for aforementioned unused loss carryforwards for statutory tax were as follows:

Jurisdiction	Unused tax loss	Expiration Year
Taiwan	$32,071,024	2024~2033
Japan	567,855	2024~2033
Hong Kong	213,839	Indefinite Period
United States	2,204,763	2036~Indefinite Period

The trend of profitability of the Company was not fully stabilized as of December 31, 2023. The remaining $7,181,230 of the tax losses were not recognized as deferred tax assets as the recoverability was yet to be determined.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(c)	Assessments by the tax authorities

The Company’s major taxing jurisdiction is Taiwan. All Taiwan subsidiaries’ income tax returns have been examined and assessed by the Taiwan (R.O.C.) tax authorities through 2022. The income tax returns of Taiwanese entities are typically examined by the tax authorities and it is possible that a future examination will result in a positive or negative adjustment to the Company’s unrecognized tax benefits within the next 12 months; however, management is unable to estimate a range of the tax benefits or detriment as of December 31, 2023.

NOTE 18.	Loss Per Share

Basic and diluted loss per share is computed as follows:

(i)	Loss attributable to common shareholders

	2023	2022
Loss attributable to common shareholders	$(6,748,574)	(9,057,030)

(ii)	Weighted average number of common shares

	2023	2022
Issued ordinary shares at January 1	78,079,203	76,544,095
Effect of exercise of share options	—	1,240,429
Effect of shares issued	—	142,412

Weighted average number of ordinary shares at December 31	78,079,203	77,926,936

Basic and diluted loss per share	$(0.09)	(0.12)

The Company issued employee stock options in 2021, which were potential common shares. The Company excluded all potential common share from the diluted loss per share calculation because the effect of these potential common shares was anti-dilutive for the years ended December 31, 2023 and 2022.

NOTE 19.	Share-based Payment

(a)	Employee stock options and share-based payments

At the Board of Directors’ meeting on July 15, 2021, the Company issued the first employee stock option plan. The subscribers are entitled to current management and full-time employees before the date of granting the options.

Details of the employee stock options of the Company are as follows:

Equity-settled
Employee stock options
Fair value at grant date	973,532
Number of shares granted	6,575,327
Contract term	2 years
Vesting conditions	Immediately vested

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(b)	Determining the fair value of equity instruments granted

The Company used the Black-Scholes pricing model in measuring the fair value of the share-based payment at the grant date. The measurement inputs were as follows:

2021
Employee stock options
Fair value at grant date	0.001~0.3279
Share price at grant date	1.36
Expected volatility (%)	35.99%
Expected life (years)	2 years
Risk-free interest rate (%)	0.23%

Expected volatility is calculated using the weighted average of historical volatility of other entities in the same industry, and is adjusted with any additional market information about the volatility. The Company determined the risk-free rate for the duration of the option based on government bonds, ensuring compliance with relevant regulations.

(c)	Description of share-based payment arrangements

Details of the employee stock options were as follows:

	2023		2022
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
Balance at January 1	$3.3244	3,772,630	3.1567	5,796,608
Granted	—	—	—	—
Forfeited	—	—	4.0543	(1,139,438)
Exercised	—	—	1.2850	(884,540)
Expired	3.3244	(3,772,630)	—	—

Balance at December 31	$—	—	3.3244	3,772,630

Exercisable at December 31 (Note 1)	$—	—	3.3244	3,772,630

Note 1:

As of December 31, 2023 and 2022, the outstanding shares issued from the exercise of options were 1,392,696 shares. The relevant statutory registration procedures for the remaining 18,519 have not been completed as of December 31, 2023.

The details of the share options of the Company as of December 31, 2023 and 2022 were as follows:

	December 31, 2023	December 31, 2022
Range of exercise price	$—	1.2400~12.7988
Weighted average of remaining contractual period	—	0.54

(d)	Expense recognized in profit or loss

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The Company incurred expenses of share-based arrangements as follows:

	2023	2022
Expenses resulting from granted employee share options	$—	—

The expenses of $973,532 were recognized in 2021, the year when the employee share options were vested.

NOTE 20.	Financial Instruments

(a)	Categories of financial instruments

1.	Financial assets

	December 31, 2023	December 31, 2022
Measured at amortized cost:
Cash and restricted cash	$7,997,008	2,580,834
Notes receivable	4,025	—
Accounts receivable	353,356	617,617
Other receivables	61,404	15,948
Other receivables – related parties	17,311	17,299
Other financial assets (including current and non-current)	5,335,670	226,042

Total	$13,768,774	3,457,740

2.	Financial liabilities

	December 31, 2023	December 31, 2022
Non derivative financial liabilities:
Accounts payable	$1,803,574	1,180,628
Other payables	1,239,606	1,159,530
Other payables to related parties	1,965,415	2,174,942
Lease liabilities (including current portion)	724,154	1,221,591
Non-current financial liabilities at fair value through profit or loss	1,707,248	1,433,555
Long-term borrowings (including current portion)	861,078	1,196,652
Preference share liabilities (including current portion)	2,067,326	2,025,945
Guarantee deposits received (classified under other non-current liabilities)	50,458	4,378
Other payables (classified under other non-current liabilities)	55,456	133,000

Total	$10,474,315	10,530,221

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(b)	Liquidity risk

The table below summarizes the maturity profile of financial liabilities, including principal and estimated interest payments.

	Carrying amount	Contractual cash flows	Within 1 year	1-5 years	Over 5 years
December 31, 2023
Non derivative financial liabilities
Accounts payable	$1,803,574	1,803,574	1,803,574	—	—
Other payables	1,239,606	1,239,606	1,239,606	—	—
Other payables to related parties	1,965,415	1,965,415	1,965,415	—	—
Lease liabilities (including current portion)	724,154	734,453	655,278	79,175	—
Non-current financial liabilities at fair value through profit or loss	1,707,248	1,707,248	—	1,707,248	—
Long-term borrowings (including current portion)	861,078	897,259	825,470	71,789	—
Preference share liabilities (including current portion)	2,067,326	2,201,998	132,069	1,747,376	322,553
Guarantee deposits received	50,458	50,458	—	50,458	—
Other non-current liabilities, others	55,456	55,456	—	55,456	—

Total	$10,474,315	10,655,467	6,621,412	3,711,502	322,553

	Carrying amount	Contractual cash flows	Within 1 year	1-5 years	Over 5 years
December 31, 2022
Non derivative financial liabilities
Accounts payable	$1,180,628	1,180,628	1,180,628	—	—
Other payables	1,159,530	1,159,530	1,159,530	—	—
Other payables to related parties	2,174,942	2,174,942	2,174,942	—	—
Lease liabilities (including current portion)	1,221,591	1,249,222	710,284	538,938	—
Non-current financial liabilities at fair value through profit or loss	1,433,555	1,433,555	—	1,433,555	—
Long-term borrowings (including current portion)	1,196,652	1,295,351	398,945	896,406	—
Preference share liabilities	2,025,945	2,049,611	2,049,611	—	—
Guarantee deposits received	4,378	4,378	—	4,378	—
Other non-current liabilities, others	133,000	133,000	—	133,000	—

Total	$10,530,221	10,680,217	7,673,940	3,006,277	—

The Company does not expect the cash flows included in the maturity analysis to occur significantly earlier or at significantly different amounts.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(c)	Currency risk

1.	Exposure to foreign currency risk

The Company’s significant exposure to foreign currency risk was as follows:

	December 31, 2023				December 31, 2022
	Foreign currency	Exchange rate		USD	Foreign currency	Exchange rate		USD
Financial assets
Monetary items
USD	$820,702	TWD/USD=	30.705	820,702	500,120	TWD/USD=	30.725	500,120
JPY	20,437,208	USD/JPY=	141.43	144,501	20,437,208	USD/JPY=	132.38	154,385
Financial liabilities
Monetary items
USD	$13,256,982	TWD/USD=	30.705	13,256,982	16,003,752	TWD/USD=	30.725	16,003,752

2.	Sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of cash, accounts receivable, other receivables, accounts payable and other payables that are denominated in foreign currency.

If a 5% strengthening or weakening of the USD against the JPY and TWD, the Company’s net loss would have increased or decreased by $614,589 and $767,462 for the years ended December 31, 2023 and 2022, respectively.

3.	Foreign exchange gain and loss on monetary items

Since the Company operates with multiple functional currencies, the information on foreign exchange gains and losses on monetary items is disclosed by total amount. For years 2023 and 2022, foreign exchange gain (loss) (including realized and unrealized portions) amounted to $71,170 and $(1,020,360), respectively.

(d)	Interest rate analysis

The following sensitivity analysis is based on the exposure to the interest rate risk of non derivative financial instruments at the end of the reporting period. Regarding assets with variable interest rates, the analysis is based on the assumption that the amount of assets outstanding at the reporting date was outstanding throughout the year. The rate of change is expressed as the interest rate increases or decreases when reporting to management internally, which also represents the Company management’s assessment of the reasonably possible interest rate change.

If the interest rate had increased or decreased 0.25%, the Company’s net loss would have increased or decreased by $256 and $334 for the years ended December 31, 2023 and 2022, respectively, with all other variable factors remaining constant. This is mainly due to the Company’s borrowing at variable rates.

(e)	Fair value information

1.	Fair value of financial instruments that are not measured at fair value

The Company considers that the carrying amounts of financial instruments measured at amortized cost, accounts payable, and other payables approximate their fair values due to the short-term maturities of such instruments.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The fair value of long-term borrowings and preference share liabilities is measured as the present value calculated by discounting future cash flows with interest rates which are assumed to be applied to new borrowings with maturities similar to the remaining maturities of existing the long-term borrowings.

2.	Fair value of financial instruments that are measured at fair value

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(i)	Fair value hierarchy

	December 31, 2023
		Fair Value
	Book Value	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit or loss
Liabilities from SAFE agreements	$1,707,248	—	—	1,707,248	1,707,248

Financial liabilities not measured at fair value
Long-term borrowings	$861,078	—	853,375	—	853,375
Preference share liabilities	2,067,326	—	1,983,197	—	1,983,197

Total	$2,928,404	—	2,836,572	—	2,836,572

	December 31, 2022
		Fair Value
	Book Value	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit or loss
Liabilities from SAFE agreements	$1,433,555	—	—	1,433,555	1,433,555

Financial liabilities not measured at fair value
Long-term borrowings	$1,196,652	—	1,176,358	—	1,176,358
Preference share liabilities	2,025,945	—	2,016,214	—	2,016,214

Total	$3,222,597	—	3,192,572	—	3,192,572

(ii)	Valuation techniques and assumptions used in fair value measurement.

The fair values of non-publicly traded financial instruments are mainly determined by using market approach. The fair value of the SAFE is based on the weighted average

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

value of various scenario estimating the expected conversion value and payout amount, using the probability and timing of each outcome, and the risk-adjusted discount rate which is unobservable input.

(iii)	Reconciliation of Level 3 fair value measurements

The financial liabilities measured at Level 3 fair value were from SAFE agreements classified as financial liabilities at fair value through profit or loss. The reconciliation from the opening balances to closing balances for Level 3 fair values for the years ended December 31, 2023 and 2022 was as follows:

	2023	2022
Balance at the beginning of year	$1,433,555	—
Issuance	430,000	1,370,000
Losses recognized in profit or loss	143,693	63,555
Settlement	(300,000)	—

Balance at the end of year	$1,707,248	1,433,555

(iv)	Level 3 recurring fair values

Sensitivity analysis:

	2023	2022
Gain (loss) from the change:
Increase of 5% in risk-adjusted discount rate	$43,322	61,060
Decrease of 5% in risk-adjusted discount rate	(46,586)	(67,722)

(v)	Transfer between levels of the fair value hierarchy

There were no transfers between levels for the years ended December 31, 2023 and 2022.

NOTE 21.	Financial Risk Management

Risk management framework

The Company’s risk management policies are established to identify and analyze the risks faced by the Company to assess the impact of risks and implement policies that mitigate risks. The Company’s Board of Directors oversees how management monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risks management framework in relation to the risks faced by the Company.

(a)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations, resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily financial instruments with banks.

1.	Accounts and other receivables

The Company has established a credit policy conducting a credit assessment for each new customer before the Company’s standard payment and delivery terms and conditions are

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

offered. Purchase limits are established for each customer, representing the maximum open amount without requiring approval. These limits are reviewed quarterly.

(b)	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate working capital.

As of December 31, 2023, the Company’s working capital together with obtaining investments from investors or strategic partners through private offering will be sufficient to fulfill all of its contractual obligations. Therefore, management believes that the liquidity risk resulting from incapable of financing to fulfill the contractual obligations has been maintained at an acceptable level.

(c)	Market risk management

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

The Company’s policy is not to take positions in derivative financial instruments with the aim of profit realization and strives to achieve interest rate and foreign currency exposure neutrality.

NOTE 22.	Capital Management

The Company’s objectives for managing capital are to safeguard the capacity to operate continuously, provide returns to shareholders, maintain the interests of other related parties, and maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the dividend payment to the shareholders, reduce the capital for redistribution to shareholders, issue new shares, or sell assets to settle any liabilities.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2023. Neither the Company nor its subsidiaries are subject to externally imposed capital managements.

	December 31, 2023	December 31, 2022
Total liabilities	$22,410,197	14,743,029
Less: cash and restricted cash	(7,997,008)	(2,580,834)

Net debt	$14,413,189	12,162,195

Equity attributable to owners of the parent	$(6,386,738)	(9,289,483)

NOTE 23.	Cash Flow Information

Reconciliation of liabilities arising from financing activities were as follows:

		Cash flows		Non-cash flows
	January 1, 2023	Increase	Decrease	Additions from acquisition	Payments from trust funds	Changes in lease payments	Fair value changes	Foreign exchange movement and others	December 31, 2023
Long-term borrowings liabilities	$1,196,652	—	(335,574)	—	—	—	—	—	861,078

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

		Cash flows		Non-cash flows
	January 1, 2023	Increase	Decrease	Additions from acquisition	Payments from trust funds	Changes in lease payments	Fair value changes	Foreign exchange movement and others	December 31, 2023
Other payables from related parties	2,174,161	—	(228,096)	—	—	—	—	—	1,946,065
Guarantee deposits received	4,378	25,497	(10,752)	31,298	—	—	—	37	50,458
Other current liabilities – receipts under custody	2,828,189	—	(696,133)	9,331,061	(1,058,899)	—	—	—	10,404,218
Preference share liabilities	2,025,945	—	—	—	—	—	26,209	15,172	2,067,326
Non-current financial liabilities at fair value through profit or loss	1,433,555	430,000	(300,000)	—	—	—	143,693	—	1,707,248
Lease liabilities	1,221,591	—	(763,225)	139,647	—	133,954	—	(7,813)	724,154

Total liabilities from financing activities	$10,884,471	455,497	(2,333,780)	9,502,006	(1,058,899)	133,954	169,902	7,396	17,760,547

		Cash flows		Non-cash flows
	January 1, 2022	Increase	Decrease	Additions from acquisition	Payments from trust funds	Changes in lease payments	Fair value changes	Foreign exchange movement and others	December 31, 2022
Short-term borrowings liabilities	$5,861,508	569,569	(6,431,077)	—	—	—	—	—	—
Long-term borrowings liabilities	—	1,301,871	(105,219)	—	—	—	—	—	1,196,652
Other payables from related parties	—	2,174,161	—	—	—	—	—	—	2,174,161
Guarantee deposits received	6,391	472	(1,847)	—	—	—	—	(638)	4,378
Other current liabilities – receipts under custody	2,085,709	742,480	—	—	—	—	—	—	2,828,189
Preference share liabilities	2,016,012	—	—	—	—	—	—	9,933	2,025,945
Non-current financial liabilities at fair value through profit or loss	—	1,370,000	—	—	—	—	63,555	—	1,433,555
Lease liabilities	2,102,257	—	(689,001)	—	—	—		(191,665)	1,221,591

Total liabilities from financing activities	$12,071,877	5,588,984	(6,657,575)	—	—	—	63,555	(182,370)	10,884,471

Trust funds are payments received on behalf of the customers and recorded as other financial assets. As the Company use of the Trust funds is restricted, the activity associated with changes in such amounts is not presented in the statement of cash flows.

NOTE 24.	Related-party Transactions

(a)	Parent company and ultimate controlling company

Obook Holdings Inc. is the ultimate controlling party of the Company.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(b)	Names and relationship of related parties

Name of related party	Relationship with the Company
Chun-Kai, Wang	Key management of the Company
Chung-Han, Hsieh	Key management of the Company

(c)	Significant transactions with related parties

1.	Other receivables due from related parties

Account	Relationship	December 31, 2023	December 31, 2022
Other receivables due from related parties	Key management	$17,311	17,299

Other receivables are payments made by the Company on behalf of its related party in relation to other expenses.

2.	Other payables to related parties

Account	Relationship	December 31, 2023	December 31, 2022
Other payables to related parties	Key management	$19,350	781

Other payables are payments made by the related parties on behalf of the Company in relation to lease deposits and other expenses.

3.	Borrowings from related parties

Account	Relationship	December 31, 2023	December 31, 2022
Other payables	Key management	$1,946,065	2,174,161

Borrowings from related parties are interest-free and repayable in one year.

(d)	Key management personnel

1.	Joint guarantee

As of December 31, 2023, the Company’s secure bank loans were guaranteed by key management personnel.

2.	Key management personnel compensation includes:

	2023	2022
Short-term employee benefits	$560,602	374,221
Post-employment benefits	18,136	9,672

Total	$578,738	$383,893

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

NOTE 25.	Pledged Assets

The carrying values of pledged assets were as follows:

Pledged assets	Object	December 31, 2023	December 31, 2022
Restricted cash and time deposit (classified under other financial assets)	Restricted cash	$4,869,858	—
Restricted time deposits (classified under other financial assets-non-current assets)	Deposits for travel agency operation and credit card agency	181,929	50,666
Guarantee deposits paid (classified under other financial non-current assets)	Deposits for credit card agency and office rental	283,883	175,376

	Total	$5,335,670	226,042

NOTE 26.	Subsequent Events

(a)

After the reporting date, the Company entered into several share subscription agreements with new investors with the total amount of $7.12 million, and the relevant statutory registration procedures have not been completed.

(b)

Since the Company completed the fundraising with an accumulated amount of more than US$10 million as of June 6, 2024, the conversion criteria defined as an equity financing event in the SAFE Agreement have been met. With the agreement of the investors of the SAFE Agreement, the principal amount of $1.4 million will be converted into 285,861 shares of Class A common share at the conversion price of $4.8975. The relevant statutory registration procedures have not been completed.

NOTE 27.	Segment Information

(a)	General information

The Company periodically reviews operating results, focusing on operating income generated by each segment. Operating results are used for resource allocation and/or performance assessment. The Company has five reportable segments, which are Payment services, Hospitality services, which include software services and platform services, E-commerce platform, and Other. Payment service mainly provides payment solutions for customers, including payment gateway services and payment platform services. Hospitality services focus on offering hospitality-related products, including software services and platform services. Hospitality-related software services provide the subscription to the OwlNest property management system and the payment processing services offered to the clients using OwlNest. Hospitality-related platform services that provide an online travel agency platform and offline platform services offering accommodation services. The e-commerce platform primarily engages in selling products online. Other services consist of transactions of NFTs and small OwlTing Blockchain Services projects in collaboration with the Taiwan government.

(b)	Operating segments, segment revenue and operating results

The reportable segments of the Company are strategic business units to provide different products and services. Since each strategic business unit needs different technologies and marketing strategies, it must be managed separately.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The Company’s operating segment information and reconciliation are as follows:

For the years ended December 31, 2023	Payment	Hospitality		E-commerce	Other	Sub-total
Revenue		Software service	Platform services
External customers	$2,465,859	1,146,450	1,902,497	863,484	21,097	6,399,387
Intersegment revenue	156,433	116	0	0	0	156,549

Segment revenue	$2,622,292	1,206,450	1,902,497	863,484	21,097	6,555,936

Eliminations						(156,549)

Total revenue						$6,399,387

Segment loss before tax	$(316,241)	(656,826)	(1,719,825)	(3,384,358)	28,349	(6,048,901)

Eliminations of intercompany profit or loss						(7,215)
Other corporate operating expense						(534,433)
Loss on financial liabilities at fair value through profit or loss						(143,693)
Other corporate non-operating income and expense						(53,725)

Loss before tax						$(6,787,967)

For the years ended December 31, 2022	Payment	Hospitality		E-commerce	Other	Sub-total
Revenue		Software service	Platform services
External customers	$0	880,786	1,581,365	1,124,076	185,233	3,771,460
Intersegment revenue	0	0	0	0	0	0

Segment revenue	$0	880,786	1,581,365	1,124,076	185,233	3,771,460

Eliminations						0

Total Revenue						$3,771,460

Segment loss before tax	$0	(118,300)	(2,674,763)	(3,693,799)	(1,731,587)	(8,218,449)

Eliminations of intercompany profit or loss						52,729
Other corporate operating expense						(785,818)
Loss on financial liabilities at fair value through profit or loss						(63,555)
Other corporate non-operating income and expense						(41,937)

Loss before tax						$(9,057,030)

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

The Company has recognized the following contract liabilities in relation to revenue from contracts with customers:

	December 31, 2023	December 31, 2022
Contract liabilities - current	$1,268,303	1,270,284

Revenue recognized in the current reporting period amounted to $808,664 and $482,022 for the years ended December 31, 2023 and 2022, respectively.

The changes in contract liabilities were mainly due to the time differences when the Company provided services that satisfy its obligation to the customer and when the payment is disbursed by the customer.

(d)	Geographic information

Revenue from external customers and assets of the Company are mainly located in Taiwan.

(e)	Major customers

The customer base of the Company is large and diversified, and none of which contributes 10% or more to the Company’s revenue.

NOTE 28.	The Nature of Expenses

(a)	Depreciation of property, plant and equipment

	2023	2022
Recognized in cost of revenues	$287,788	311,400
Recognized in operating expenses	581,914	616,169

Total	$869,702	927,569

(b)	Amortization of intangible assets

	2023	2022
Recognized in cost of revenues	$12,102	12,596
Recognized in operating expenses	66,359	68,153

Total	$78,461	80,749

(c)	Employee benefits expense

	2023	2022
Salary	$5,398,613	5,557,348
Labor and health insurance	426,515	446,734
Pension	248,684	243,352
Others	169,372	146,384

Total	$6,243,184	6,393,818

Employee benefits expense summarized by function
Recognized in cost of revenues	$371,496	338,751
Recognized in operating expenses	5,871,688	6,055,067

Total	$6,243,184	6,393,818

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Financial Statements

For the nine months ended September 30, 2024 and 2023

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

September 30, 2024 and December 31, 2023

(Expressed in U.S. Dollars)

	Note	September 30, 2024	December 31, 2023
Assets
Current assets:
Cash	17	$6,283,597	4,885,989
Restricted cash	17	3,793,244	3,111,019
Notes receivable	17	—	4,025
Accounts receivable	17	320,716	353,356
Other receivables	17	52,338	61,404
Other receivables due from related parties	17, 19	—	17,311
Current tax assets		20,458	9,540
Prepayment		2,039,507	393,041
Other financial assets – current	17, 20	4,064,369	4,869,858
Other current assets		183,649	244,388

Total current assets		16,757,878	13,949,931

Non-current assets:
Property, plant and equipment	7	382,183	256,642
Right-of-use assets	8	4,881,017	682,464
Other intangible assets	6	355,570	383,283
Goodwill	6	287,285	287,285
Other financial assets – non-current	17, 20	668,984	465,812
Other non-current assets		4,001	4,030

Total non-current assets		6,579,040	2,079,516

Total assets		$23,336,918	16,029,447

Liabilities and Equity
Current liabilities:
Contract liabilities - current	22	$1,850,887	1,268,303
Accounts payable	17	1,475,106	1,803,574
Other payables	17	2,449,194	1,239,606
Other payables to related parties	17, 19	1,754,264	1,965,415
Current tax liabilities		2,221	2,221
Current provisions		40,469	42,381
Lease liabilities – current	8, 17	1,008,930	656,039
Long-term borrowings, current portion	10, 17	345,243	791,132
Current preference share liabilities	13, 17	406,366	101,592
Other current liabilities – receipts under custody	9	10,730,865	10,404,218
Other current liabilities		118,263	119,352

Total current liabilities		20,181,808	18,393,833

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

September 30, 2024 and December 31, 2023

(Expressed in U.S. Dollars)

	Note	September 30, 2024	December 31, 2023
Non-Current liabilities:
Non-current financial liabilities at fair value through profit or loss	12, 17	—	1,707,248
Long-term borrowings	10, 17	917,395	69,946
Lease liabilities – non-current	8, 17	4,048,523	68,115
Non-current preference share liabilities	13, 17	1,669,167	1,965,734
Other non-current liabilities	17	207,690	205,321

Total non-current liabilities		6,842,775	4,016,364

Total liabilities		27,024,583	22,410,197

Equity attributable to owners of parent:
Share capital	14	79,455	78,079
Advance receipts for share capital	14	9,172,725	10,920,349
Capital surplus	14	42,507,039	31,971,625
Accumulated deficit		(57,113,950)	(50,590,502)
Other equity	14	1,662,770	1,233,711

Equity attributable to owners of the parent		(3,691,961)	(6,386,738)
Non-controlling interest	14	4,296	5,988

Total equity		(3,687,665)	(6,380,750)

Total liabilities and equity		$23,336,918	16,029,447

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. Dollars)

		For the nine months ended September 30
	Note	2024	2023
Revenue	22	$5,593,839	4,676,995
Costs of revenue		(4,804,811)	(3,872,563)

Gross profit		789,028	804,432

Operating expenses:
Marketing and Sales		(1,848,234)	(1,878,925)
General and administrative		(3,286,084)	(2,328,749)
Research and development		(1,855,294)	(1,627,125)

Total operating expenses		(6,989,612)	(5,834,799)

Net operating loss		(6,200,584)	(5,030,367)

Non-operating income and expenses:
Interest income		35,467	52,419
Foreign currency exchange gains		38,927	20,918
Foreign currency exchange losses		(344,137)	(639,695)
Loss on financial liabilities at fair value through profit or loss	12	(259,418)	(83,028)
Loss on extension of preference share liabilities		—	(26,209)
Other losses		(9,366)	(19,059)
Other income		61,360	99,771
Finance costs		(103,001)	(104,849)

Total non-operating income and expenses		(580,168)	(699,732)

Loss before tax		(6,780,752)	(5,730,099)
Income tax benefit	15	8,221	8,843

Net loss		(6,772,531)	(5,721,256)

Other comprehensive income:
Components of other comprehensive income that will be reclassified to profit or loss
Exchange differences on translation of foreign financial statements		428,950	847,126
Income tax related to components of other comprehensive income that will be reclassified to profit or loss		—	—

Components of other comprehensive income that will be reclassified to profit or loss		428,950	847,126

Other comprehensive income		428,950	847,126

Total comprehensive loss		$(6,343,581)	(4,874,130)

Loss attributable to:
Owners of the parent		$(6,770,948)	(5,689,160)
Non-controlling interests		(1,583)	(32,096)

		$(6,772,531)	(5,721,256)

Total comprehensive loss attributable to:
Owners of the parent		$(6,341,889)	(4,841,886)
Non-controlling interests		(1,692)	(32,244)

		$(6,343,581)	(4,874,130)

Loss per share
Basic and diluted loss per share	16	$(0.08)	(0.07)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. Dollars)

	Equity attributable to owners of parent
	Share capital				Other equity
	Ordinary shares	Capital collected in advance	Capital surplus	Accumulated deficit	Exchange differences on translation of foreign financial statements	Total	Non-controlling interest	Total equity
Balance at January 1, 2023	$78,079	86,059	31,971,625	(42,712,200)	1,286,954	(9,289,483)	—	(9,289,483)

Net Loss for the period	—	—	—	(5,689,160)	—	(5,689,160)	(32,096)	(5,721,256)
Other comprehensive income (loss) for the period	—	—	—	—	847,274	847,274	(148)	847,126

Total comprehensive income (loss) for the period	—	—	—	(5,689,160)	847,274	(4,841,886)	(32,244)	(4,874,130)

Advance receipts for share capital	—	7,684,290	—	—	—	7,684,290	—	7,684,290
Difference between consideration and carrying amount of subsidiaries	—	—	—	(1,129,728)	—	(1,129,728)	—	(1,129,728)
Acquisition of non-controlling interest	—	—	—	—	—	—	446,786	446,786
Purchase of subsidiaries shares from non-controlling interest	—	—	—	—	—	—	(388,002)	(388,002)
Declaration of cash dividends	—	—	—	—	—	—	(20,136)	(20,136)

Balance at September 30, 2023	$78,079	7,770,349	31,971,625	(49,531,088)	2,134,228	(7,576,807)	6,404	(7,570,403)

Balance at January 1, 2024	$78,079	10,920,349	31,971,625	(50,590,502)	1,233,711	(6,386,738)	5,988	(6,380,750)

Net Loss for the period	—	—	—	(6,770,948)	—	(6,770,948)	(1,583)	(6,772,531)
Other comprehensive income (loss) for the period	—	—	—	—	429,059	429,059	(109)	428,950

Total comprehensive income (loss) for the period	—	—	—	(6,770,948)	429,059	(6,341,889)	(1,692)	(6,343,581)

Capital increase in cash	1,651	(10,784,290)	10,782,639	—	—	—	—	—
Cancellation of share capital	(275)	—	(247,225)	247,500	—	—	—	—
Advance receipts for share capital	—	7,170,000	—	—	—	7,170,000	—	7,170,000
Conversion of simple agreement for future equity	—	1,866,666	—	—	—	1,866,666	—	1,866,666

Balance at September 30, 2024	$79,455	9,172,725	42,507,039	(57,113,950)	1,662,770	(3,691,961)	4,296	(3,687,665)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. Dollars)

	For the nine months ended September 30
	2024	2023
Cash flows used in operating activities:
Loss for the period	$(6,772,531)	(5,721,256)
Adjustments for:
Depreciation expense	825,774	641,590
Amortization expense	63,099	60,834
Loss on financial liabilities at fair value through profit or loss	259,418	83,028
Impairment loss on intangible assets	276	721
Impairment loss on property, plant, and equipment	5,666	4,152
Finance costs	103,001	104,849
Interest income	(35,467)	(52,419)
Government subsidy income	(115)	—
Profit from lease modification	(15,155)	(342)
Loss on extension of preference share liabilities	—	26,209
Income tax benefit	(8,221)	(8,843)

	(5,574,255)	(4,861,477)

Changes in operating assets and liabilities:
Decrease in notes receivable	4,025	—
Decrease in accounts receivable	32,640	289,730
Decrease (increase) in other receivables	9,066	(1,974)
Increase in prepayment	(1,646,466)	(73,663)
Increase (decrease) in other current assets	60,739	(72,304)
Increase in other non-current assets	—	(1,037)
Increase (decrease) in contract liabilities	582,584	(405,434)
Increase (decrease) in accounts payable	(328,468)	335,996
Increase (decrease) in other payables	1,068,946	(307,316)
Increase (decrease) in other payables to related parties	(18,068)	16,259
Decrease in provisions	(1,912)	—
Decrease in other current liabilities	(1,089)	(57,489)
Decrease in other non-current liabilities	—	(66,746)

Cash used in operations	(5,812,258)	(5,205,455)
Interest received	35,467	52,419
Interest paid	(71,935)	(81,769)
Income taxes paid	(2,870)	(41,469)

Net cash flows used in operating activities	(5,851,596)	(5,276,274)

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. Dollars)

	For the nine months ended September 30
	2024	2023
Cash flows from (used in) investing activities:
Acquisition of property, plant and equipment	(130,026)	(124,178)
Acquisition of intangible assets	(41,357)	(18,015)
Disposal of intangible assets	—	11,291
Increase in other financial assets-non-current	(62,298)	(60,245)
Increase in guarantee deposits paid	(220,086)	(53,213)
Decrease in guarantee deposits paid	67,294	—
Acquisition of subsidiaries, net of cash and restricted cash acquired	—	3,650,605

Net cash flows from (used in) investing activities	(386,473)	3,406,245

Cash flows from financing activities:
Proceeds from of long-term borrowings	1,186,709	—
Repayments of long-term borrowings	(748,820)	(297,686)
Decrease in other payables from related parties	(175,772)	(287,069)
Increase in other current liabilities – receipts under custody	1,132,136	240,126
Increase in guarantee deposits received	21,839	19,324
Decrease in guarantee deposits received	(6,447)	(8,214)
Advance receipts for share capital	7,170,000	7,684,290
Advance receipts for preference share liabilities	—	98,554
Payment of lease liabilities	(574,556)	(561,510)
Proceeds from non-current financial liabilities at fair value through profit or loss	—	430,000
Payment of non-current financial liabilities at fair value through profit or loss	(100,000)	(50,000)
Acquisition of equity interest in subsidiary	—	(1,517,730)
Dividends paid to non-controlling interests	—	(20,136)

Net cash flows from financing activities	7,905,089	5,729,949

Effect of exchange rate changes on cash and restricted cash	412,813	872,848

Net increase in cash and restricted cash	2,079,833	4,732,768
Cash and restricted cash at beginning of period	7,997,008	2,580,834

Cash and restricted cash at end of period	$10,076,841	7,313,602

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in US Dollars, Unless Otherwise Specified)

NOTE 1.	Reporting Entity

Obook Holdings Inc. was incorporated in the Cayman Islands on April 20, 2011. These unaudited condensed consolidated interim financial statements (“interim financial statements”) as at and for the nine months ended September 30, 2024 comprise the company and its subsidiaries (collectively referred to as “the Company”). The Company specializes in blockchain technology, providing innovative solutions to customers in various sectors, including financial services, hospitality, and e-commerce. (see Note 22).

NOTE 2.	Basis of Preparation

(a)	Statement of compliance

These condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”), and should be read in conjunction with the Company’s last annual consolidated financial statements as of and for the year ended December 31, 2023 (“last annual consolidated financial statements”). They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements.

These condensed consolidated financial statements were authorized for issue by the Board of Directors on December 4, 2024.

(b)	Going concern

The unaudited condensed consolidated financial statements have been prepared on a going concern basis. As of September 30, 2024, the accumulated deficit was $56,575,376, and the total current liabilities of the Company exceeded its total current assets by $2,885,356. The Company has historically financed its operations primarily through capital increase and issuing preferred shares. Management plans to adopt the following measures to improve its operations and cash flows:

1. Expand payment business to increase the cash inflow and create new revenue stream.

2. Obtain investments from investors or strategic partners through private offering, with a total amount approximately $1 million by the issuance date of these financial statements.

3. Obtain major shareholder’s commitment to defer required repayment through December 31, 2025 of the amount lent to the Company of at least $1.4 million, and to provide the necessary financial support to meet further short-term capital needs.

The Company expects to finance its operations through equity offerings and debt financings. However, there can be no assurance that any additional financing will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funds as needed, there would be a material adverse effect on the Company’s business and results of operations or financial condition.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 3.	Application of New and Revised IFRS as Issued by the IASB

(a)	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year.

New New, Revised or Amended Standards and Interpretations	Effective date per IASB
Amendments to IFRS 16 “Lease Liability in a Sale and Leaseback”	January 1, 2024
Amendments to IAS 1 “Classification of liabilities as Current or Non-Current”	January 1, 2024
Amendments to IAS 1 “Non-current liabilities with covenants”	January 1, 2024
Amendments to IAS 7 and IFRS 7 “Supplier Finance Arrangements”	January 1, 2024

The adoption of the aforementioned IFRSs did not have a material impact on the unaudited condensed consolidated financial statements

(b)	New and revised standards, amendments and interpretations in issue but not yet effective.

In preparing the accompanying unaudited condensed consolidated financial statements, the Company has not adopted the following International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), Interpretations developed by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”) issued by the International Accounting Standards Board (“IASB”) (collectively, “IFRSs”).

New, Revised or Amended Standards and Interpretations	Effective date per IASB
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets Between an Investor and Its Associate or Joint Venture”	Effective date to be determined by IASB
Amendments to IAS21 “Lack of Exchangeability”	January 1, 2025
Amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments”	January 1, 2026
Annual Improvements to IFRS Accounting Standards—Volume 11	January 1, 2026
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027
IFRS 19 “Subsidiaries without Public Accountability: Disclosures”	January 1, 2027

As of the date that the unaudited condensed consolidated financial statements were authorized for issuance, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the aforementioned standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

NOTE 4.	Change in Accounting Policies

Except the following accounting policies mentioned below, the accounting policies applied in these unaudited condensed financial statements are the same as those applied in the Company’s consolidated financial statements as of and for the year ended December 31, 2023.

The income tax expenses have been prepared and disclosed in accordance with paragraph B12 of International Financial Reporting Standards 34, Interim Reporting.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

Income tax expenses for the period are measured by multiplying together the pre-tax income for the interim reporting period and the management’s best estimate of effective annual tax rate. This should be recognized fully as tax expense for the current period (and allocated to current and deferred taxes based on its proportionate size).

NOTE 5.	Use of Judgements and Estimates

When preparing these unaudited condensed consolidated financial statements, management undertakes several judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last consolidated annual financial statements. The only exceptions are the estimate of income tax expense which is determined in these unaudited condensed consolidated financial statements using the estimated average annual effective income tax rate applied to the pre-tax income of the interim period (see Note 15).

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 6.	Intangible Assets and Goodwill

		Intangible assets
	Goodwill	Computer Software	Trademark	Customer relationship	Developed technology acquired	Total
Cost:
Balance at January 1, 2024	$1,472,145	68,196	227,976	107,359	100,852	504,383
Additions	—	41,357	—	—	—	41,357
Disposal	—	(50,413)	—	—	—	(50,413)
Effect of Exchange Rate Movements	—	(2,259)	(6,457)	—	—	(8,716)

Balance at September 30, 2024	$1,472,145	56,881	221,519	107,359	100,852	486,611

Balance at January 1, 2023	$1,184,860	320,536	227,828	—	—	548,364
Additions	—	18,015	—	—	—	18,015
Acquired from business combinations	287,285	—	—	107,359	100,852	208,211
Disposal	—	(269,654)	—	—	—	(269,654)
Effect of Exchange Rate Movements	—	(6,516)	(11,009)	—	—	(17,525)

Balance at September 30, 2023	$1,472,145	62,381	216,819	107,359	100,852	487,411

Accumulated amortization and impairment:
Balance at January 1, 2024	$1,184,860	57,309	43,959	10,224	9,608	121,100
Amortization	—	31,988	8,800	11,502	10,809	63,099
Impairment	—	276	—	—	—	276
Disposal	—	(50,413)	—	—	—	(50,413)
Effect of Exchange Rate Movements	—	(1,916)	(1,105)	—	—	(3,021)

Balance at September 30, 2024	$1,184,860	37,244	51,654	21,726	20,417	131,041

Balance at January 1, 2023	$1,184,860	271,214	31,671	—	—	302,885
Amortization	—	39,328	9,111	6,390	6,005	60,834
Impairment	—	721	—	—	—	721
Disposal	—	(258,363)	—	—	—	(258,363)
Effect of Exchange Rate Movements	—	(5,411)	(1,891)	—	—	(7,302)

Balance at September 30, 2023	$1,184,860	47,489	38,891	6,390	6,005	98,775

Carrying value:
Balance at September 30, 2024	$287,285	19,637	169,865	85,633	80,435	355,570

Balance at December 31, 2023	$287,285	10,887	184,017	97,135	91,244	383,283

For the nine months ended September 30, 2024 and 2023, an impairment loss of $276 and $721 were recognized and reported under other income and other losses.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 7.	Property, Plant and Equipment

	Office equipment	Leasehold improvements	Transportation Equipment	Others	Total
Cost:
Balance at January 1, 2024	$400,932	470,732	—	248,134	1,119,798
Additions	11,209	57,625	135,661	34,164	238,659
Disposals	(1,520)	—	—	(17,104)	(18,624)
Effect of Exchange Rate Movements	(11,315)	(12,414)	2,163	(8,346)	(29,912)

Balance at September 30, 2024	$399,306	515,943	137,824	256,848	1,309,921

Balance at January 1, 2023	$458,267	631,878	—	215,196	1,305,341
Additions	88,760	5,989	—	29,429	124,178
Acquired from business combinations	9,727	—	—	30,307	40,034
Disposals	(148,920)	(165,972)	—	(18,871)	(333,763)
Effect of Exchange Rate Movements	(20,252)	(24,200)	—	(11,887)	(56,339)

Balance at September 30, 2023	$387,582	447,695	—	244,174	1,079,451

Accumulated depreciation and impairment loss:
Balance at January 1, 2024	$301,717	438,623	—	122,816	863,156
Depreciation	39,283	16,917	18,088	27,980	102,268
Impairment loss	—	—	—	5,666	5,666
Disposals	(1,520)	—	—	(17,104)	(18,624)
Effect of Exchange Rate Movements	(8,057)	(12,154)	288	(4,805)	(24,728)

Balance at September 30, 2024	$331,423	443,386	18,376	134,553	927,738

Balance at January 1, 2023	$401,949	573,712	—	130,546	1,106,207
Depreciation	41,773	25,504	—	22,085	89,362
Impairment loss	—	—	—	4,152	4,152
Disposals	(148,920)	(165,972)	—	(18,871)	(333,763)
Effect of Exchange Rate Movements	(15,175)	(22,162)	—	(6,475)	(43,812)

Balance at September 30, 2023	$279,627	411,082	—	131,437	822,146

Carrying amounts:
Balance at September 30, 2024	$67,883	72,557	119,448	122,295	382,183

Balance at December 31, 2023	$99,215	32,109	—	125,318	256,642

For the nine months ended September 30, 2024 and 2023, the Company recognized an impairment loss on property, plant and equipment of $5,666 and $4,152 in relation to other equipment that was not in use, and which was later disposed of for proceeds of nil.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 8.	Leasing

(a)

During the nine months ended September 30, 2024, the Company entered into a new lease agreement for its new headquarters in Taiwan for a period of 5 years. On lease commencement, the Company recognized $4,302,940 of right-of-use asset and lease liability.

(b)	The carrying amount of right-of-use assets and the depreciation charge were as follows:

Right-of-use assets

	September 30, 2024	December 31, 2023
Buildings	$4,881,017	590,185
Transportation equipment	—	92,279

Total	$4,881,017	682,464

Depreciation charge

	For the nine months ended September 30
	2024	2023
Buildings	$692,469	528,431
Transportation equipment	31,037	23,797

Total	$723,506	552,228

For the nine months ended September 30, 2024 and 2023, the additions to right-of-use assets (excluding those acquired through business combinations) were $4,949,367 and $142,431, respectively.

(c)	The amount of lease liabilities was as follows:

Lease liabilities

	September 30, 2024	December 31, 2023
Current portion	$1,008,930	656,039

Non-current portion	$4,048,523	68,115

	For the nine months ended September 30,
	2024	2023
Interest on lease liabilities	$36,594	20,486

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

(d)	Lease payments not recognized as a liabilities

The expenses relating to payments not included in the measurement of a lease liability is as follows:

	For the nine months ended September 30
	2024	2023
Expenses relating to short-term leases	$25,952	16,912

Expenses relating to low-value asset leases	$7,424	7,435

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$125,772	126,858

(e)	The reconciliation of lease liabilities to cash flows arising from financing activities was as follows:

	For the nine months ended September 30
	2024	2023
Balance at the beginning of period	$724,154	1,221,591
Change from financing activities:
Payment of lease liabilities	(574,556)	(561,510)

Total change from financing activities	(574,556)	(561,510)
Other changes:
New lease	4,949,367	142,431
Acquired from business combinations	—	139,647
Interest expense	36,594	20,486
Interest paid	(36,594)	(20,486)
Lease modification	(89,337)	(10,356)
Effect of exchange rate changes	47,825	(47,479)

Total liability-related other changes	4,907,855	224,243

Balance at the end of period	$5,057,453	884,324

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 9.	Other Current Liabilities

	September 30, 2024
	Receipts under custody	Amounts for receipts under custody in relevant asset accounts
		Restricted cash held in trust	Restricted cash	Cash	Accounts Receivable
Payment services
Payment collections from ATM	$2,413,892	—	2,413,892	—	—
Payment collections from convenience stores	1,175,335	—	1,175,335	—	—
Payment collections from credit cards	4,275,738	4,032,723	204,017	38,999	—
Hospitality services
Hospitality-related software services	2,832,147	—	—	2,725,998	106,149
Hospitality-related platform services	33,752	—	—	33,752	—

Total	$10,730,865	4,032,723	3,793,244	2,798,749	106,149

	December 31, 2023
	Receipts under custody	Amounts for receipts under custody in relevant asset accounts
		Restricted cash held in trust	Restricted cash	Cash	Accounts Receivable
Payment services
Payment collections from ATM	$2,056,281	112,253	1,944,028	—	—
Payment collections from convenience stores	1,166,991	—	1,166,991	—	—
Payment collections from credit cards	4,761,216	4,725,037	—	36,179	—
Hospitality services
Hospitality-related software services	2,343,941	—	—	2,258,564	85,377
Hospitality-related platform services	75,789	—	—	75,789	—

Total	$10,404,218	4,837,290	3,111,019	2,370,532	85,377

Receipts under custody included payments received from PayNow, and accommodation payments received from OwlNest property management service platform and OwlJourney platforms.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 10.	Loans and Borrowings

	September 30, 2024
	Currency	Rate	Maturity year	Amount
Unsecured bank loans	TWD	2.595%~2.72%	January 2022~January 2027	$15,186
Secured bank loans	TWD	2.595%~2.72%	January 2022~January 2027	60,743
Other secured loans	TWD	6.500%	September 2024~September 2026	1,186,709
Less: current portion				(345,243)

Total				$917,395

Unused long-term credit lines				—

	December 31, 2023
	Currency	Rate	Maturity year	Amount
Unsecured bank loans	TWD	1.625%~2.595%	January 2022~January 2027	$20,449
Secured bank loans	TWD	1.625%~2.595%	January 2022~January 2027	81,795
Other secured loans	TWD	6.500%	September 2022~September 2024	758,834
Less: current portion				(791,132)

Total				$69,946

Unused long-term credit lines				—

The bank loans were secured by the Small and Medium Enterprise Credit Guarantee Fund of Taiwan.

The key management of the Company provided real estate as the collateral for the long-term borrowings.

In September 2024, the Company has repaid the secured loans with a remaining balance of $725,766 and obtained additional secured loans with a carrying amount of $1,186,709, which is repayable within two years.

NOTE 11.	Employee Benefits

The pension costs incurred from the contributions to the Bureau of Labor Insurance amounted to $186,155 and $184,060 for the nine months ended September 30, 2024 and 2023, respectively.

NOTE 12.	Non-current Financial Liabilities at Fair Value Through Profit or Loss

	September 30, 2024	December 31, 2023
Financial liabilities designated at fair value through profit or loss:
Simple agreement for future equity	$—	1,707,248

The Company entered into several Simple Agreements for Future Equity (“SAFE agreements”) in 2023 and 2022, at the total amount of $430,000 and $1,370,000, respectively. For the nine months ended September 30, 2024 and 2023, amounts of $100,000 and $50,000 were cashed out.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

As of June 6, 2024, the Company completed the fundraising with an accumulated amount of more than US$10 million, the conversion criteria defined as an equity financing event in the SAFE agreements have been met. With the agreements from the investors of the 2022 SAFE agreements, the principal amount of $1.4 million was converted into 285,861 shares of Class A common share at the conversion price of $4.8975. The conversion date as of June 6, 2024, the fair values of the SAFE agreements, based on a valuation prepared by a third-party valuation specialists, was $1,866,666.

The outstanding principal amounts were $0 and $1,500,000 as of September 30, 2024 and December 31, 2023, respectively.

The Company recognized a loss on financial liabilities at fair value through profit or loss of $259,418 and $83,028 for the nine months ended September 30, 2024 and 2023, respectively.

NOTE 13.	Preference share liabilities

	September 30, 2024	December 31, 2023
Preference share liabilities	$2,075,533	2,067,326
Less: current portion	(406,366)	(101,592)

Non-current preference share liabilities	$1,669,167	1,965,734

The Company recognized interest expenses of $31,066 and $30,699 for the nine months ended September 30, 2024 and 2023, respectively.

NOTE 14.	Equity

(a)	Share capital

	September 30, 2024	December 31, 2023
Number of shares authorized	200,000,000	200,000,000

Share capital authorized	$200,000	200,000

Number of shares issued and fully paid	79,455,706	78,079,203

Share capital issued	$79,455	78,079

In 2023 fundraising activities, the Company entered into several share subscription agreements with a total investment amount of $10,834,290. An investment amount of 10,784,290 was completed with equity registration on February 16, 2024. With the approval of the Board of Directors, 1,651,503 Class A Common Shares were issued with a par value of $0.001. In addition, 25,000 Class A Common Shares and 250,000 Class B Common Shares were canceled.

In the 2024 fundraising activity, the Company entered into several Share Purchase Agreements (SPAs), with a total investment amount of $7,120,000. This amount is reflected in the capital collected in advance totaling $7,170,000 for the nine months ended September 30, 2024, which includes the funds raised in 2024 as well as $50,000 received in 2024 as part of the share subscription agreement signed in 2023. The relevant statutory registration procedures have not been completed as of September 30, 2024.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

The number of issued shares of the Company as of September 30, 2024 and December 31, 2023 were 79,455,706 and 78,079,203 shares, including 10,590,410 Class A Common Shares and 68,865,296 Class B Common Shares as of September 30, 2024; 8,963,907 Class A Common Shares and 69,115,296 Class B Common Shares as of December 31, 2023.

As long as there has not been an Initial Offering from the Company and the shareholder, SBIDigital Strategic Investment Co., Ltd. (SBI, renamed from SBI Crypto Investment Co., Ltd.), who holds at least 12.5% of the issued shares of the Company, the Company shall not undertake any significant matters without the consent of SBI.

(b)	Capital surplus

	September 30, 2024	December 31, 2023
Additional paid-in capital	$40,755,342	30,219,928
Employee share options	941,697	941,697
Donation from shareholders	810,000	810,000

Total	$42,507,039	31,971,625

(c)	Other equity

Exchange differences on translation of foreign financial statements
Balance at January 1, 2024	$1,233,711
Exchange differences on foreign currency	429,059

Balance at September 30, 2024	$1,662,770

Balance at January 1, 2023	$1,286,954
Exchange differences on foreign currency	847,274

Balance at September 30, 2023	$2,134,228

(d)	Non-controlling interest

	For the nine months ended September 30
	2024	2023
Balance at the beginning of period	$5,988	—
Equity attributable to non-controlling interests
Loss for the period	(1,583)	(32,096)
Other comprehensive income during the period	(109)	(148)
Acquisition of non-controlling interest	—	446,786
Purchase of subsidiaries shares from non-controlling interest	—	(388,002)
Declaration of cash dividends	—	(20,136)

Balance at the end of period	$4,296	6,404

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 15.	Income Taxes

(a)

The Company recognized the current income tax benefit of $8,221 and $8,843 for the nine months ended September 30, 2024 and 2023, respectively, which represented the adjustments related to prior-period tax filings.

(b)	The Company’s major taxing jurisdiction is Taiwan. All Taiwan subsidiaries’ income tax returns have been examined and assessed by the Taiwan (R.O.C.) tax authorities through 2022.

NOTE 16.	Loss Per Share

Basic and diluted loss per share is computed as follows:

Loss attributable to common shareholders

	For the nine months ended September 30
	2024	2023
Loss attributable to common shareholders	$(6,770,948)	(5,689,160)

Weighted average number of common shares

	2024	2023
Issued ordinary shares at January 1	78,079,203	78,079,203
Effect of shares issued	1,651,503	—
Effect of shares of capital collected in advance	596,215	731,926
Effect of shares canceled	(275,000)	—
Effect of shares converted from SAFE agreements	122,065	—

Weighted average number of ordinary shares at September 30	80,220,154	78,811,129

Basic and diluted loss per share	$(0.08)	(0.07)

NOTE 17.	Financial Instruments

(a)	Categories of financial instruments

1.	Financial assets

	September 30, 2024	December 31, 2023
Measured at amortized cost
Cash and restricted cash	$10,076,841	7,997,008
Notes receivable	—	4,025
Accounts receivable	320,716	353,356
Other receivables	52,338	61,404
Other receivables – related parties	—	17,311
Other financial assets (including current and non-current)	4,733,353	5,335,670

Total	$15,183,248	13,768,774

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

2.	Financial liabilities

	September 30, 2024	December 31, 2023
Non derivative financial liabilities
Accounts payable	$1,475,106	1,803,574
Other payables	2,449,194	1,239,606
Other payables to related parties	1,754,264	1,965,415
Lease liabilities (including current portion)	5,057,453	724,154
Long-term borrowings (including current portion)	1,262,638	861,078
Preference share liabilities (including current portion)	2,075,533	2,067,326
Guarantee deposits received (classified under other non-current liabilities)	63,661	50,458
Other payables (classified under other non-current liabilities)	44,735	55,456

Total	$14,182,584	8,767,067

Non derivative financial liabilities measured at fair value
Non-current financial liabilities at fair value through profit or loss	—	1,707,248

Total	$14,182,584	10,474,315

(b)	Measurement of fair values

1.	Fair value of financial instruments that are not measured at fair value

The Company considers that the carrying amounts of financial instruments measured at amortized cost, accounts payable, and other payables approximate their fair values due to the short-term maturities of such instruments.

The fair value of long-term borrowings and preference share liabilities is measured as the present value calculated by discounting future cash flows with interest rates which are assumed to be applied to new borrowings with maturities similar to the remaining maturities of existing long-term borrowings.

2.	Fair value of financial instruments that are measured at fair value

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

(i)	Fair value hierarchy

	September 30, 2024
		Fair Value
	Book Value	Level 1	Level 2	Level 3	Total
Financial liabilities not measured at fair value
Long-term borrowings	$1,262,638	—	1,296,369	—	1,296,369
Preference share liabilities	2,075,533	—	1,955,752	—	1,955,752

Total	$3,338,171	—	3,252,121	—	3,252,121

	December 31, 2023
		Fair Value
	Book Value	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit or loss
Liabilities from SAFE agreements	$1,707,248	—	—	1,707,248	1,707,248

Financial liabilities not measured at fair value
Long-term borrowings	$861,078	—	853,375	—	853,375
Preference share liabilities	2,067,326	—	1,983,197	—	1,983,197

Total	$2,928,404	—	2,836,572	—	2,836,572

(ii)	Valuation techniques and assumptions used in fair value measurement

The fair values of non-publicly traded financial instruments are mainly determined by using market approach. The fair value of the SAFE is based on the weighted average value of various scenario estimating the expected conversion value and payout amount, using the probability and timing of each outcome, and the risk-adjusted discount rate which is unobservable input.

(iii)	Reconciliation of Level 3 fair value measurements

The financial liabilities measured at Level 3 fair value were from SAFE agreements classified as financial liabilities at fair value through profit or loss. The reconciliation from the opening balances to closing balances for Level 3 fair values for the nine months ended September 30 was as follows:

2024
Balance at January 1	$1,707,248
Settlement	(100,000)
Losses recognized in profit or loss	259,418
Conversion	(1,866,666)

Balance at September 30	$—

(iv)	Transfer between levels of the fair value hierarchy

There were no transfers between levels during the nine months ended September 30, 2024.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

(c)	Risk management

1.	Liquidity Risk

The table below summarizes the maturity profile of financial liabilities, including principal and estimated interest payments.

	Carrying amount	Contractual cash flows	Within 1 year	1-5 years	Over 5 years
September 30, 2024
Non derivative financial liabilities
Accounts payable	$1,475,106	1,475,106	1,475,106	—	—
Other payables	2,449,194	2,449,194	2,345,741	103,453	—
Other payables to related parties	1,754,264	1,754,264	1,754,264	—	—
Lease liabilities (including current portion)	5,057,453	5,407,947	1,154,211	4,253,736	—
Long-term borrowings (including current portion)	1,262,638	1,380,394	414,712	965,682	—
Preference share liabilities (including current portion)	2,075,533	2,179,140	436,844	1,742,296	—
Guarantee deposits received	63,661	63,661	—	63,661	—
Other non-current liabilities, others	44,735	44,735	—	44,735	—

Total	$14,182,584	14,754,441	7,580,878	7,173,563	—

	Carrying amount	Contractual cash flows	Within 1 year	1-5 years	Over 5 years
December 31, 2023
Non derivative financial liabilities
Accounts payable	$1,803,574	1,803,574	1,803,574	—	—
Other payables	1,239,606	1,239,606	1,239,606	—	—
Other payables to related parties	1,965,415	1,965,415	1,965,415	—	—
Lease liabilities (including current portion)	724,154	734,453	655,278	79,175	—
Non-current financial liabilities at fair value through profit or loss	1,707,248	1,707,248	—	1,707,248	—
Long-term borrowings (including current portion)	861,078	897,259	825,470	71,789	—
Preference share liabilities (including current portion)	2,067,326	2,201,998	132,069	1,747,376	322,553
Guarantee deposits received	50,458	50,458	—	50,458	—
Other non-current liabilities, others	55,456	55,456	—	55,456	—

Total	$10,474,315	10,655,467	6,621,412	3,711,502	322,553

The Company does not expect the cash flows included in the maturity analysis to occur significantly earlier or at significantly different amounts.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

2.	Currency risk

(i)	Exposure to foreign currency risk

The Company’s significant exposure to foreign currency risk was as follows:

	September 30, 2024				December 31, 2023
	Foreign currency	Exchange rate		USD	Foreign currency	Exchange rate		USD
Financial assets
Monetary items
USD	$348,077	TWD/USD=	31.60	348,077	$820,702	TWD/USD=	30.705	820,702
JPY	24,349,100	USD/JPY=	142.47	170,906	20,437,208	USD/JPY=	141.43	144,501
Financial liabilities
Monetary items
USD	$18,087,218	TWD/USD=	31.60	18,087,218	13,256,982	TWD/USD=	30.705	13,256,982

(ii)	Sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of cash, accounts receivable, other receivables, accounts payable and other payables that are denominated in foreign currency.

If a 5% strengthening or weakening of the USD against the JPY and TWD, the Company’s net loss would have increased or decreased by $878,412 for the nine months ended September 30, 2024.

(iii)	Foreign exchange gain and loss on monetary items

Since the Company operates with multiple functional currencies, the information on foreign exchange gains and losses on monetary items is disclosed by total amount. For the nine months ended September 30, 2024 and 2023, foreign exchange loss (including realized and unrealized portions) amounted to $(305,210) and $(618,777), respectively.

3.	Interest rate analysis

The following sensitivity analysis is based on the exposure to the interest rate risk of non derivative financial instruments at the end of the reporting period. Regarding assets with variable interest rates, the analysis is based on the assumption that the amount of assets outstanding at the reporting date was outstanding throughout the year. The rate of change is expressed as the interest rate increases or decreases when reporting to management internally, which also represents the Company management’s assessment of the reasonably possible interest rate change.

If the interest rate had increased or decreased 0.25%, the Company’s net loss would have increased or decreased by $142 for the nine months ended September 30, 2024, with all other variable factors remaining constant. This is mainly due to the Company’s borrowing at variable rates.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 18.	Cash Flow Information

(a)	Non-cash transactions

	For the nine months ended September 30
	2024	2023
Decrease other receivables due from related parties	$17,311	—
Write off other payables from related parties-operating activities	(782)	—
Write off other payables from related parties-financing activities	(16,529)	—

Received from other receivables due from related parties	—	—
Additions of property, plant and equipment	238,659	—
Change in other payables	(108,633)	—

Payments for acquisition of property, plant and equipment	$130,026	—

(b)	Reconciliation of liabilities arising from financing activities were as follows:

		Cash flows		Non-cash flows
	January 1, 2024	Increase	Decrease	Write off other receivables due from related parties	Payments from trust funds	Changes in lease payments	Fair value changes	Converted into share capital	Foreign exchange movement and others	September 30, 2024
Long-term borrowings liabilities	$861,078	1,186,709	(748,820)	—	—	—	—	—	(36,329)	1,262,638
Other payables from related parties	1,946,065	—	(175,772)	(16,529)	—	—	—	—	—	1,753,764
Other current liabilities – receipts under custody	10,404,218	1,132,136	—	—	(805,489)	—	—	—	—	10,730,865
Guarantee deposits received	50,458	21,839	(6,447)	—	—	—	—	—	(2,189)	63,661
Preference share liabilities	2,067,326	—	—	—	—	—	—	—	8,207	2,075,533
Non-current financial liabilities at fair value through profit or loss	1,707,248	—	(100,000)	—	—	—	259,418	(1,866,666)	—	—
Lease liabilities	724,154	—	(574,556)	—	—	4,860,030	—	—	47,825	5,057,453

Total liabilities from financing activities	$17,760,547	2,340,684	(1,605,595)	(16,529)	(805,489)	4,860,030	259,418	(1,866,666)	17,514	20,943,914

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

		Cash flows		Non-cash flows
	January 1, 2023	Increase	Decrease	Additions from acquisition	Payments from trust funds	Changes in lease payments	Fair value changes	Foreign exchange movement and others	September 30, 2023
Long-term borrowings liabilities	$1,196,652	—	(297,686)	—	—	—	—	—	898,966
Other payables from related parties	2,174,161	—	(287,069)	—	—	—	—	—	1,887,092
Other current liabilities – receipts under custody	2,828,189	240,126	—	9,331,061	(1,176,429)	—	—	—	11,222,947
Guarantee deposits received	4,378	19,324	(8,214)	31,298	—	—	—	(2,454)	44,332
Preference share liabilities	2,025,945	—	—	—	—	—	26,209	12,463	2,064,617
Non-current financial liabilities at fair value through profit or loss	1,433,555	430,000	(50,000)	—	—	—	83,028	—	1,896,583
Lease liabilities	1,221,591	—	(561,510)	139,647	—	132,075	—	(47,479)	884,324

Total liabilities from financing activities	$10,884,471	689,450	(1,204,479)	9,502,006	(1,176,429)	132,075	109,237	(37,470)	18,898,861

Trust funds are payments received on behalf of the customers and recorded as other financial assets. As the Company use of the Trust funds is restricted, the activity associated with changes in such amounts is not presented in the statement of cash flows.

NOTE 19.	Related-party Transactions

(a)	Parent company and ultimate controlling company

Obook Holdings Inc. is the ultimate controlling party of the Company.

(b)	Names and relationship of related parties

Name of related party	Relationship with the Company
Chun-Kai, Wang	Key management of the Company
Chung-Han, Hsieh	Key management of the Company

(c)	Significant transactions with related parties

1.	Other receivables due from related parties

Account	Relationship	September 30, 2024	December 31, 2023
Other receivables due from related parties	Key management	$—	17,311

Other receivables are payments made by the Company on behalf of its related party in relation to other expenses.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

2.	Other payables to related parties

Account	Relationship	September 30, 2024	December 31, 2023
Other payables to related parties	Key management	$500	19,350

Other payables are payments made by the related parties on behalf of the Company in relation to lease deposits and other expenses.

3.	Borrowings from related parties

Account	Relationship	September 30, 2024	December 31, 2023
Other payables	Key management	$1,753,764	1,946,065

Borrowings from related parties are interest-free and repayable in one year.

(d)	Key management personnel

1.	Joint guarantee

As of September 30, 2024 and December 31, 2023, the Company’s secure bank loans were guaranteed by key management personnel.

2.	Key management personnel compensation includes:

	For the nine months ended September 30
	2024	2023
Short-term employee benefits	$553,812	420,616
Post-employment benefits	19,441	13,170

	$573,253	433,785

3.	Equity contributions:

For the nine months ended September 30, 2024, key management personnel purchased 94,946 Class A Common Shares for a total cash consideration of US$0.62 million. As of September 30, 2024, the relevant statutory registration procedures have not been completed, and the cash consideration received in advance was recorded as advance receipts for share capital under the equity.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

NOTE 20.	Pledged Assets

The carrying values of pledged assets were as follows:

Pledged assets	Object	September 30, 2024	December 31, 2023
Restricted cash and time deposit (classified under other financial assets)	Restricted cash	$4,064,369	4,869,858
Restricted time deposits (classified under other financial assets-non-current assets)	Deposits for travel agency operation and credit card agency	189,873	181,929
Guarantee deposits paid (classified under other financial non-current assets)	Deposits for credit card agency and office rental	479,111	283,883

	Total	$4,733,353	5,335,670

NOTE 21.	Subsequent Events

(a)

In order to expand its business in Europe, the Company has established a fully-owned subsidiary in Poland by way of acquisition of a shelf company which does not conduct any business operations nor employ any employees, with a total value of $5,000 zlotys in the share capital. The relevant registration procedures were completed on October 9, 2024.

(b)

After the reporting date, the Company entered into a share subscription agreement with an investor with the total amount of $1 million, and the relevant statutory registration procedures have not been completed.

NOTE 22.	Segment Information

For the nine months ended September 30,2024	Payment	Hospitality		E-commerce	Other	Sub-total
Revenue		Software service	Platform services
External customers	$2,921,005	848,246	1,222,536	597,122	4,930	5,593,838
Intersegment revenue	190,123	0	0	0	0	190,123

Segment revenue	$3,111,128	848,246	1,222,536	597,122	4,930	5,783,962

Eliminations						(190,123)

Total revenue						$5,593,839

Segment loss before tax	$(999,255)	(381,680)	(1,629,262)	(2,540,264)	4,440	(5,546,021)

Eliminations of intercompany profit or loss						342,149
Other corporate operating expense						(1,267,896)
Loss on financial liabilities at fair value through profit or loss						(259,418)
Other corporate non-operating income and expense						(49,566)

Loss before tax						$(6,780,752)

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

For the nine months ended September 30,2023	Payment	Hospitality		E-commerce	Other	Sub-total
Revenue		Software service	Platform services
External customers	$1,633,815	839,329	1,469,238	714,884	19,729	4,676,995
Intersegment revenue	109,048	116	0	0	0	109,164

Segment revenue	$1,742,863	839,445	1,469,238	714,884	19,729	4,786,159

Eliminations						(109,164)

Total revenue						$4,676,995

Segment loss before tax	$(347,715)	(358,475)	(1,526,025)	(2,937,632)	16,590	(5,153,257)

Eliminations of intercompany profit or loss						(291)
Other corporate operating expense						(396,568)
Loss on financial liabilities at fair value through profit or loss						(82,028)
Other corporate non-operating income and expense						(97,955)

Loss before tax						$(5,730,099)

The Company has recognized the following contract liabilities in relation to revenue from contracts with customers:

	September 30, 2024	December 31, 2023
Contract liabilities—current	$1,850,887	1,268,303

Revenue recognized in the current reporting period amounted to $728,642 and $384,369 for the nine months ended September 30, 2024 and 2023, respectively.

The changes in contract liabilities were mainly due to the time differences when the Company provided services that satisfy its obligation to the customer and when the payment is disbursed by the customer.

NOTE 23.	The Nature of Expenses

(a)	Depreciation of property, plant and equipment

	Nine months ended September 30
	2024	2023
Recognized in cost of revenues	$252,363	214,638
Recognized in operating expenses	573,411	426,952

Total	$825,774	641,590

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

(b)	Amortization of intangible assets

	Nine months ended September 30
	2024	2023
Recognized in cost of revenues	$8,800	9,111
Recognized in operating expenses	54,299	51,723

Total	$63,099	60,834

(c)	Employee benefits expense

	Nine months ended September 30
	2024	2023
Salary	$3,925,037	3,943,452
Labor and health insurance	326,390	328,039
Pension	186,155	184,060
Others	138,123	131,751

Total	$4,575,705	4,587,302

Employee benefits expense summarized by function
Recognized in cost of revenues	$312,223	268,148
Recognized in operating expenses	4,263,482	4,319,154

Total	$4,575,705	4,587,302

Independent Auditor’s Report

To the Board of Directors of Obook Holdings Inc.:

Report on the Audit of the Financial Statements

Qualified Opinion

We have audited the financial statements of PayNow Inc. (the Company), which comprise the statement of financial position as of December 31, 2022, and the related statement of profit or loss and other comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, except for the omission of comparative financial information described in the Basis for Qualified Opinion section of our report, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Qualified Opinion

As discussed in note 2, the accompanying financial statements are not presented in accordance IFRS, as they do not include comparative figures, which constitute a departure from IFRS as issued by the IASB.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS as issued by the IASB, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise significant doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are authorized for issuance.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG

Taipei, Taiwan

August 20, 2024

PayNow Inc.

Statement of Financial Position

December 31, 2022

(Expressed in New Taiwan dollars)

	Note	December 31, 2022
Assets
Current assets:
Cash	5, 13	$39,405,903
Restricted cash	5, 13	95,575,208
Accounts receivable	13	462,464
Other receivables	13	1,542,475
Other financial assets	6, 13, 18	211,353,301
Other current assets		825,898

Total current assets		349,165,249

Non-current assets:
Property, plant and equipment	7	1,476,325
Right-of-use assets	7	5,281,088
Refundable deposits	13, 18	2,502,100
Other assets – non-current		—

Total non-current assets		9,259,513

Total assets		$358,424,762

Liabilities and Equity
Current liabilities:
Contract liabilities – current	12	$8,712,006
Accounts payable	13	2,590,897
Other payables	13	4,817,025
Current tax liabilities		324,824
Lease liabilities-current	7, 13	3,085,053
Other current liabilities – receipts under custody	8	320,842,283

Total current liabilities		340,372,088

Non-Current liabilities:
Lease liabilities-non-current	7, 13	2,270,939
Guarantee deposits received	13	919,550

Total non-current liabilities		3,190,489

Total liabilities		343,562,577

Equity:
Share capital	10	16,000,000
Accumulated deficit		(1,137,815)

Total equity		14,862,185

Total liabilities and equity		$358,424,762

The accompanying notes form part of these financial statements.

PayNow Inc.

Statement of Profit or Loss and Other Comprehensive Income

For the year ended December 31, 2022

(Expressed in New Taiwan dollars)

	Note	2022
Revenue	12	$163,335,139
Cost of revenue		(134,564,355)

Gross profit		28,770,784

Operating expenses:
Marketing and Sales		(811,987)
General and administrative		(22,326,411)
Research and development		(1,731,655)

Total operating expenses		(24,870,053)

Net operating profit		3,900,731

Non-operating income and expenses:
Interest income		560,862
Finance costs		(142,526)

Total non-operating income and expenses		418,336

Profit before tax		4,319,067
Income tax expenses	11	(962,021)

Net profit		3,357,046

Other comprehensive income		—

Total comprehensive income		$3,357,046

The accompanying notes form part of these financial statements.

PayNow Inc.

Statement of Changes in Equity

For the year ended December 31, 2022

(Expressed in New Taiwan dollars)

	Share capital
	Ordinary shares	Accumulated deficit	Total equity
Balance at January 1, 2022	$16,000,000	(4,494,861)	11,505,139
Profit for the year ended December 31, 2022	—	3,357,046	3,357,046
Other comprehensive income for the year ended December 31, 2022	—	—	—

Comprehensive income for the year ended December 31, 2022	—	3,357,046	3,357,046

Balance at December 31, 2022	$16,000,000	(1,137,815)	14,862,185

The accompanying notes form part of these financial statements.

PayNow Inc.

Statement of Cash Flows

For the year ended December 31, 2022

(Expressed in New Taiwan dollars)

2022
Cash flows used in operating activities:
Profit before tax	$4,319,067
Adjustments for:
Depreciation expense	3,817,164
Amortization expense	34,676
Finance costs	142,526
Interest income	(560,862)

7,752,571
Changes in operating assets and liabilities:
Increase in accounts receivable	(163,402)
Decrease in other receivables	849,063
Decrease in other current assets	1,348,347
Decrease in contract liabilities	(3,206,385)
Decrease in notes payable	(17,878)
Increase in accounts payable	539,954
Increase in other payable	1,238,351

Cash generated from operations	8,340,621
Interest received	560,862
Interest paid	(142,526)
Income taxes paid	(1,332,837)

Net cash flows from operating activities	7,426,120

Cash flows used in investing activities:
Acquisition of property, plant and equipment	(160,366)
Increase in refundable deposits	(904,188)

Net cash flows used in investing activities	(1,064,554)

Cash flows from financing activities:
Increase in other current liabilities – receipts under custody	6,589,849
Increase in guarantee deposits received	86,500
Payment of lease liabilities	(2,870,545)

Net cash flows from financing activities	3,805,804

Net increase in cash and restricted cash	10,167,370
Cash and restricted cash at beginning of year	124,813,741

Cash and restricted cash at end of year	$134,981,111

The accompanying notes form part of these financial statements.

PayNow Inc.

Notes to the Financial Statements

For the year ended December 31, 2022

(Expressed in New Taiwan Dollars, Unless Otherwise Specified)

NOTE 1.	Reporting entity

PayNow Inc. (the “Company”), a Taiwan company incorporated in October 2006, has been dedicated to providing electronic commerce payment services. Utilizing a unique and secure bank trust system and various payment mechanisms, the Company has created a variety of service features for online payments and provided merchants with one-stop service which includes logistics information flow and electronic invoice integration, catering to the needs of various online stores.

NOTE 2.	Basis of preparation

(a)	Statement of compliance

The accompanying financial statements as of and for the year ended December 31, 2022 have been prepared for purposes of a filing with the U.S. Securities and Exchange Commission in connection with the acquisition of the Company by OwlPay Holdings PTE. LTD., a wholly-owned subsidiary of OBOOK Holdings Inc., which was completed on May 1, 2023.

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards and Interpretations issued by the International Accounting Standards Board (“IASB”), except that they do not include comparative financial information for the year ended December 31, 2021 as required by International Accounting Standards (“IAS”) 1, Presentation of Financial Statements. As the Company’s first financial statements prepared in accordance with IFRSs, IFRS 1 “First-time Adoption of International Financial Reporting Standards” has been applied. The date of transition to IFRSs was January 1, 2021. Significant accounting policies adopted by the Company are disclosed in note 4.

These financial statements were authorized for issuance by the Board of Directors on August 20, 2024.

(b)	Basis of measurement

The financial statements have been prepared on the historical cost basis.

NOTE 3.	Application of new and revised IFRS as issued by the IASB

In preparing the accompanying financial statements, the Company has not adopted the following International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), Interpretations developed by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”) issued by the International Accounting Standards Board (“IASB”) (collectively, “IFRSs”).

New, Revised or Amended Standards and Interpretations	Effective date per IASB
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	Effective date to be determined by IASB
Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023

PayNow Inc.

Notes to the Financial Statements (Continued)

New, Revised or Amended Standards and Interpretations	Effective date per IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IFRS 17 “Initial Application of IFRS 17 and IFRS 9 – Comparative Information”	January 1, 2023
Amendments to IAS12 “International Tax Reform-Pillar Two Model Rules”	May 23, 2023
Amendments to IFRS 16 “Lease Liability in a Sale and Leaseback”	January 1, 2024
Amendments to IAS 1 “Classification of liabilities as Current or Non-Current”	January 1, 2024
Amendments to IAS 1 “Non-current liabilities with covenants”	January 1, 2024
Amendments to IAS 7 and IFRS 7 “Supplier Finance Arrangements”	January 1, 2024
Amendments to IAS 21 “Lack of Exchangeability”	January 1, 2025
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027

As of the date that the financial statements were authorized for issuance, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the aforementioned standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

NOTE 4.	Significant accounting policies

The significant accounting policies applied in the preparation of these financial statements are set out below. These policies have been applied consistently to all periods presented in these financial statements unless otherwise stated.

(a)	Functional and Presentation Currency

The presentation currency of the Company is the New Taiwan dollar. The functional currency is the currency of the primary economic environment in which the entity operates.

(b)	Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are referred to as noncurrent assets and liabilities, respectively.

(c)	Cash and restricted cash

Cash comprises both currency and demand deposits, which the Company can access without any restrictions. Restricted cash is contractually restricted through legal contracts or regulations. The contractual restrictions on the use of the amounts held in the demand deposit do not change the nature of the deposit. The Company can access those amounts on demand and therefore includes the demand deposit as a component of cash.

(d)	Financial Instruments

1.	Financial Assets

The Company shall recognize a financial asset or a financial liability in its statement of financial position when, and only when, the Company becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting.

PayNow Inc.

Notes to the Financial Statements (Continued)

(1)	Classification of financial assets

The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. When, and only when, the Company changes its business model for managing financial assets it shall reclassify all affected financial assets.

Financial assets at amortized cost

Cash and restricted cash, accounts receivable, other receivables, and other financial assets are measured at amortized cost. A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at fair value through profit or loss:

i.	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

ii.	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are subsequently measured using the effective interest method, and the amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gains or losses on derecognition of financial assets are also recognized in profit or loss.

(2)	Impairment of financial assets

The Company recognizes loss allowances for expected credit loss on financial assets measured at amortized cost, including accounts receivable.

The loss allowance for accounts receivable is measured at an amount equal to lifetime expected credit losses. For financial assets at amortized cost and contract assets, when the credit risk on the financial instrument has not increased significantly since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from possible default events of a financial instrument within 12 months after the reporting date. If, on the other hand, there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from all possible default events over the expected life of a financial instrument.

When determining whether the credit risk of a financial instrument has increased significantly since initial recognition, the Company considers reasonable and supportable information that is relevant. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and credit assessment, as well as forward-looking information.

The impairment gain or loss recognized in profit or loss is the amount needed for adjusting the loss allowance account to its required level at the reporting date.

(3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and

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Notes to the Financial Statements (Continued)

substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

2.	Financial liabilities and equity instruments

(1)	Classification of financial liabilities and equity instruments

Debt and equity instruments issued by the Company are classified as financial liabilities or equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

i.	Equity instrument

An equity instrument is any contract that evidences residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued are recognized as the amount of consideration received, less the direct cost of issuing.

ii.	Financial liabilities

Financial liabilities are classified as measured at amortized cost.

(2)	Derecognition of financial liability

The Company removes a financial liability from its statement of financial position when, and only when, it is extinguished—when the obligation specified in the contract is discharged, canceled, or expired.

On derecognition of a financial liability at amortized cost in its entirety, the difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, shall be recognized in profit or loss.

(3)	Offsetting of financial assets and liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the statement of balance sheet when, and only when, the Company currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(e)	Property, plant, and equipment

1.	Recognition and measurement

Items of property, plant and equipment are measured at cost, less accumulated depreciation and any accumulated impairment losses.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

2.	Subsequent expenditure

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

PayNow Inc.

Notes to the Financial Statements (Continued)

3.	Depreciation

Depreciation is calculated on the cost of an asset less its residual value and is recognized in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

(1) Computer and Telecommunication Equipment	3 years

(2) Office equipment	3 years

(3) Others	3 years

The depreciation methods, useful lives, and residual values are reviewed by the Company at each reporting date and are subject to adjustments if appropriate.

(f)	Leased assets

1.	Identifying a lease

A contract is, or contains, a lease when all the following conditions are satisfied:

(1)	the contract involves the use of an identified asset, and the supplier does not have a substantive right to substitute the asset; and

(2)	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and

(3)	the Company has the right to direct the use of the identified asset throughout the period of use.

2.	As a lessee

Payments for leases of low-value assets and short-term leases are recognized as expenses on a straight-line basis over the lease term for which the recognition exemption is applied. For all other leases not described above, a right-of-use asset and a lease liability shall be recognized at the lease commencement date.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the lease payments, discounted using the lessee’s incremental borrowing rate. The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date, less any lease incentives received, plus any initial direct costs incurred and an estimate of costs to be incurred in restoring the underlying asset.

The right-of-use asset is subsequently depreciated using the straight-line method over the shorter of the useful life of the right-of-use asset or the lease term. The lease liability is subsequently measured at amortized cost using the effective interest method. It is re-measured (i) if there is a change in the lease term; (ii) if there is a change in future lease payments arising from a change in an index or a rate; (iii) if there is a change in the amounts expected to be payable under a residual value guarantee; or (iv) if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is re-measured in the circumstances aforementioned, a corresponding adjustment is made to the carrying amount of the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero, any remaining amount of the re-measurement is recognized in profit or loss.

PayNow Inc.

Notes to the Financial Statements (Continued)

Lease payments included in the measurement of the lease liability comprise the following:

(1)	fixed payments, including in-substance fixed payments.

(2)

the exercise price under a purchase option that the Company is reasonably certain to exercise and lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option.

Moreover, the lease liability is remeasured when lease modifications occur that decrease the scope of the lease. The Company accounts for the remeasurement of the lease liability by decreasing the carrying amount of the right-of-use asset to reflect the partial or full termination of the lease and recognizes in profit or loss any gain or loss relating to the partial or full termination of the lease.

(g)	Intangible Assets

1.	Recognition and measurement

Other intangible assets with limited useful lives obtained by the Company, including computer software, are carried at costs less accumulated amortization and accumulated impairment losses.

2.	Amortization

Amortization is calculated on the cost of the asset, less its residual value, and is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, starting from the date they are available for use.

The estimated useful lives are as follows:

Computer software   3 years

Amortization methods, useful lives and residual values are reviewed by the Company at each reporting date and are subject to adjustments if appropriate.

(h)	Impairment of Non-Financial Assets

At each reporting date, the Company reviews the carrying amounts of its nonfinancial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (CGUs).

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss can be reversed only if the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

PayNow Inc.

Notes to the Financial Statements (Continued)

(i)	Revenue Recognition

Revenue is measured based on the consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a good or a service to a customer. The accounting policies for the Company’s main types of revenue are explained below.

1.	Payment gateway service

The Company provides a technology platform that is integrated with multiple banks in Taiwan and acts as an intermediary in electronic financial transactions between consumers, banks and merchants. The platform enables in-person and online businesses to accept, process, and manage various payment methods—such as credit cards, web ATM, and payment at convenience stores—in a secure and efficient manner. The Company charges merchants transaction fees based on contracts entered into with merchants. Such fees is recognized as income when the Company satisfies its performance obligations by rendering services and it is based on a percentage of the underlying payments successfully processed by the Company. Before the Company settles with the merchant or fulfill its obligation to provide services to a merchant, consideration received in advance is deferred and recognized as a contract liability.

2.	Logistics service

The Company collaborates with major domestic convenience store chains for logistics, assisting merchants in delivering goods to consumers, integrating logistics and payment information. The Company charges a processing fee based on the number of items delivered to end consumers and recognizes revenue on a gross basis. Before the goods are delivered, the Company recognizes the consideration received as a contract liability.

3.	Electronic invoicing system

The Company provides an electronic invoicing system, assisting merchants in generating invoices and uploading them to the government platform. The Company charges an annual system fee and recognizes revenue over the contract period using the straight-line method. Before the Company provides the services to the merchant, it shall recognize the consideration received as a contract liability.

(j)	Employee Benefits

1.	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

2.	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

PayNow Inc.

Notes to the Financial Statements (Continued)

(k)	Income Taxes

Income tax expense comprises current and deferred taxes. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

1.  Current tax

Current taxes comprise the expected tax payable or receivable on the taxable income or losses for the year and any adjustments to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted tax rate at the reporting date.

2.  Deferred tax

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the income of the period that includes the enactment date. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

(l)	Operating Segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including those relating to transactions with other components of the Company. Operating results of the operating segment are regularly reviewed by the Company’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and to assess its performance.

The Company operates and internally manages a single operating segment.

(m)	Use of Judgments and Estimates

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments, estimates and assumptions in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

1.	Impairment of non-financial assets

In the process of evaluating the potential impairment of non-financial assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the

PayNow Inc.

Notes to the Financial Statements (Continued)

specific asset groups. Any changes in these estimates, due to shifts in economic conditions or business strategies, could result in significant impairment charges or reversals in future years.

2.	Recognition of deferred tax assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires the Company’s subjective judgment and estimate, including the future revenue growth and profitability, the sources of taxable income, the amount of tax credits that can be utilized and feasible tax planning strategies. Changes in the economic environment, the industry trends and relevant laws and regulations may result in adjustments to the deferred tax assets.

NOTE 5.	Cash and restricted cash

December 31, 2022
Cash on hand	$21,227
Bank Deposits	39,384,676

Total cash in the statement of financial position	39,405,903
Contractually restricted cash	95,575,208

Total cash and restricted cash in the statement of cash flow	$134,981,111

Contractually restricted cash was collected from payment processing services through web ATM and convenience store payment methods and deposited into the designated demand deposit accounts. This cash was subject to contractual restrictions on use, as agreed upon with the merchants.

NOTE 6.	Other financial assets – current

December 31, 2022
Restricted cash in the trust account	$209,353,301
Restricted time deposits – current	1,000,000
Time deposits with maturity within one year	1,000,000

Total	$211,353,301

Restricted cash in the trust account relates to cash collected from end consumers during the process of providing payment and logistics services and deposited in a designated bank account held in trust that can only be used to settle related transactions with merchants. The terms and conditions in the trust agreement prevents the Company from accessing the amounts held in the trust account.

PayNow Inc.

Notes to the Financial Statements (Continued)

NOTE 7.	Property, plant and equipment

(a)

	Computer and Telecommunication Equipment	Office equipment	Other equipment	Total
Cost:
Balance at January 1, 2022	$1,527,400	568,360	1,390,772	3,486,532
Additions	134,653	25,713	—	160,366
Disposals	(40,475)	(104,501)	(23,100)	(168,076)

Balance at December 31, 2022	1,621,578	489,572	1,367,672	3,478,822

Accumulated depreciation:
Balance at January 1, 2022	625,997	105,402	530,869	1,262,268
Depreciation	411,734	148,883	347,688	908,305
Disposals	(40,475)	(104,501)	(23,100)	(168,076)

Balance at December 31, 2022	997,256	149,784	855,457	2,002,497

Carrying amounts:
Balance at December 31, 2022	$624,322	339,788	512,215	1,476,325

For the year ended December 31, 2022, the Company did not recognize any impairment loss on property, plant and equipment.

(b)	Leasing arrangements-lessee

1.

The Company leases various buildings and transportation equipment. Rental contracts are typically made for periods of 1 to 3 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

2.	The carrying amount of right-of-use assets and the depreciation charge were as follows:

December 31, 2022
Buildings	$2,618,896
Transportation equipment	2,662,192

Total	$5,281,088

2022 Depreciation charge
Buildings	$1,555,776
Transportation equipment	1,353,083

Total	$2,908,859

3.	For the year ended December 31, 2022, the additions to right-of-use assets were $ 2,627,291.

PayNow Inc.

Notes to the Financial Statements (Continued)

4.	Lease liabilities

December 31, 2022
Current portion	$3,085,053

Non-current portion	$2,270,939

5.	Additional lease information

2022
Expenses relating to short-term leases	$496,633

The reconciliation of lease liabilities to cash flows arising from financing activities was as follows:

2022
Balance at the beginning of year	$5,599,246
Change from financing activities:
Payment of lease liabilities	(2,870,545)

Other changes:
New lease	2,627,291
Interest expense	142,526
Interest paid	(142,526)

Total liability-related other changes	2,627,291

Balance at the end of year	$5,355,992

NOTE 8.	Other current liabilities

December 31, 2022
Receipts under custody	$320,842,283

Receipts under custody included payments received from customer payment transaction.

NOTE 9. Employee benefits

Defined contribution plan:

The Company contributes 6% of each employee’s monthly wages to the labor pension personal account at the Bureau of Labor Insurance in accordance with the provisions of the Labor Pension Act. Under these defined contribution plans, the Company is not required to bear the regulated or putative obligation subsequent to the payment of fixed-rate contribution.

The pension costs incurred from the contributions to the Bureau of Labor Insurance amounted to $684,645 for the year ended December 31, 2022.

PayNow Inc.

Notes to the Financial Statements (Continued)

NOTE 10.	Equity

(a)	Share capital

December 31, 2022
Number of shares authorized	1,600,000

Share capital authorized	$16,000,000

Number of shares issued and fully paid	1,600,000

Share capital issued	$16,000,000

As of December 31, 2022, the Company’s government registered total authorized capital amounted to $16,000,000, with $10 par value per share, and 1,600,000 of shares were issued. All issued shares were paid-up upon issuance.

(b)	Retained earnings and legal reserve

Pursuant to the Company’s Articles of Incorporation, the Company’s current year earnings, if any, shall be used to first pay all taxes, offset prior years’ deficits, and then appropriate 10% as legal reserves, unless the legal reserve reaches the amount of the Company’s paid-in capital. The distribution of residual earnings together with any undistributed retained earnings at the beginning shall be proposed by the Board of Directors and resolved at the shareholders’ meeting.

NOTE 11.	Income taxes

Reconciliation of the expected income tax expense computed based on the statutory income tax rate of 20% compared with the actual income tax expense as reported in the statement of profit or loss is as follows:

2022
Profit before income tax	$4,319,067

Income tax calculated based on net profit before tax	863,813
Others	98,208

Income tax expense	$962,021

As of December 31, 2022, there was no temporary differences and no deferred tax asset or liability recognized.

NOTE 12.	Revenue

Disaggregation of revenue from contracts with customers is as follows:

2022
Revenues from payment gateway service	$107,311,189
Revenue from logistic service	49,406,207
Revenues from electronic invoicing system and other value-added services	6,617,743

$163,335,139

PayNow Inc.

Notes to the Financial Statements (Continued)

The Company has recognized the following contract liabilities in relation to revenue from contracts with customers:

December 31, 2022
Contract liabilities - current	$8,712,006

As of January 1, 2022, contract liabilities amounted to $11,918,391. Revenue recognized in the current reporting period, which was included in the contract liability balance at the beginning of the period, amounted to $11,860,957 for the year ended December 31, 2022. Receipt from customers upon entering contracts amounted to $8,654,572 for the year ended December 31, 2022.

The changes in contract liabilities were mainly due to the time differences when the Company provided services that satisfy its obligation to the customer and when the payment is disbursed by the customer.

NOTE 13.	Financial instruments

(a)	Categories of financial instruments

1.	Financial assets

December 31, 2022
Measured at amortized cost:
Cash and restricted cash	$134,981,111
Accounts receivable	462,464
Other receivables	1,542,475
Other financial assets – current	211,353,301
Refundable deposits	2,502,100

Total	$350,841,451

2.	Financial liabilities

December 31, 2022
Non-derivative financial liabilities:
Accounts payable	$2,590,897
Other payables	4,817,025
Lease liabilities (including current portion)	5,355,992
Guarantee deposits received	919,550

Total	$13,683,464

PayNow Inc.

Notes to the Financial Statements (Continued)

(b)	Liquidity risk

The table below summarizes the maturity profile of financial liabilities, including principal and estimated interest payments.

	Carrying amount	Contractual cash flows	Within 1 year	1-5 years	Over 5 years
December 31, 2022
Non-derivative financial liabilities
Accounts payable	$2,590,897	2,590,897	2,590,897	—	—
Other payables	4,817,025	4,817,025	4,817,025	—	—
Guarantee deposits received	919,550	919,550	—	919,550	—
Lease liabilities (including current portion)	5,355,992	5,467,541	3,171,534	2,296,007	—

Total	$13,683,464	13,795,013	10,579,456	3,215,557	—

The Company does not expect the cash flows included in the maturity analysis to occur significantly earlier or at significantly different amounts.

(c)	Fair value of financial instruments

Fair value of financial instruments that are not measured at fair value

The Company considers that the carrying amounts of financial instruments measured at amortized cost, accounts payable, and other payables approximate their fair values due to the short-term maturities of such instruments.

NOTE 14.	Financial risk management

Risk management framework

The Company’s risk management policies are established to identify and analyze the risks faced by the Company to assess the impact of risks and implement policies that circumvent risks. The Company Board of Directors oversees how management monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risks management framework in relation to the risks faced by the Company.

(a)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations, resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily financial instruments with banks.

1	Accounts and other receivables

The Company has established a credit policy conducting a credit assessment for each new merchant before the Company’s standard payment and delivery terms and conditions are offered. Purchase limits are established for each merchant, representing the maximum open amount without requiring approval. These limits are reviewed quarterly.

2	Guarantees

As of December 31, 2022, no other guarantees were outstanding.

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Notes to the Financial Statements (Continued)

(b)	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate working capital and unused credit facilities.

As of December 31, 2022, the Company’s working capital together with existing unused credit facilities under its existing loan agreements will be sufficient to fulfill all of its contractual obligations. Therefore, management believes that there is no liquidity risk resulting from incapable of financing to fulfill the contractual obligations.

(c)	Market risk management

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

The Company’s policy is not to take positions in derivative financial instruments with the aim of profit realization and strives to achieve interest rate and foreign currency exposure neutrality.

NOTE 15.	Capital management

The Company’s objectives for managing capital are to safeguard the capacity to operate continuously, provide returns to shareholders, maintain the interests of other related parties, and maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the dividend payment to the shareholders, reduce the capital for redistribution to shareholders, issue new shares, or sell assets to settle any liabilities.

NOTE 16.	Cash Flow Information

Reconciliation of liabilities arising from financing activities were as follows:

		Cash flows		Non-cash flows
	January 1, 2022	Increase	Decrease	Payments from trust funds	Changes in lease payments	December 31, 2022
Guarantee deposits received	$833,050	86,500	—	—	—	919,550
Other current liabilities – receipts under custody	575,515,937	6,589,849	—	(261,263,503)	—	320,842,283
Lease liabilities	5,599,246	—	(2,870,545)	—	2,627,291	5,355,992

Total liabilities from financing activities	$581,948,233	6,676,349	(2,870,545)	(261,263,503)	2,627,291	327,117,825

Trust funds are payments received on behalf of the customers and recorded as other financial assets. As the Company use of the Trust funds is restricted, the activity associated with changes in such amounts is not presented in the statement of cash flows.

PayNow Inc.

Notes to the Financial Statements (Continued)

NOTE 17.	Related-party transactions

Key management personnel compensation includes:

2022
Short-term employee benefits	$5,701,983
Post-employment benefits	66,714

$5,701,983

NOTE 18.	Pledged assets

The carrying values of pledged assets were as follows:

Pledged assets	Object	December 31, 2022
Restricted cash and time deposit (classified under other financial assets)	Restricted cash in relation to trust account	$211,353,301
Refundable deposits	Lease deposits	2,502,100

		$213,855,401

NOTE 19.	Segment Information

(a)	General information

The Company operates and internally manages a single operating segment. This segment is mainly involved in providing payment and logistic services. The information on segment profit and loss, assets, and liabilities is consistent with the financial statements. Please refer to the Statement of Financial Position and Statement of Profit or Loss and Other Comprehensive Income for details.

(b)	Product information

Revenue from the external customers of the Company was as follows:

2022
Revenues from payment gateway service	$107,311,189
Revenue from logistic service	49,406,207
Revenues from electronic invoicing system and other value-added services	6,617,743

$163,335,139

(c)	Geographic information

Revenue from external customers and assets of the Company are mainly located in Taiwan.

(d)	Major customers

PayNow Inc.

Notes to the Financial Statements (Continued)

The major customers of the Company, which accounted for 10% or more of the total revenue for the year ended December 31, 2022, were as follows:

	2022
Client	Amount	% of revenue
ZEC	$31,489,599	19.28
EPI	21,595,895	13.22

	$53,085,494	32.50

NOTE 20.	The nature of expenses

(a)	Depreciation of property, plant and equipment

2022
Recognized in cost of revenues	$—
Recognized in operating expenses	3,817,164

Total	$3,817,164

(b)	Amortization of intangible assets

2022
Recognized in cost of revenues	$—
Recognized in operating expenses	34,676

Total	$34,676

(c)	Employee benefits expense

2022
Salary	$14,949,002
Labor and health insurance	559,939
Pension	684,645
Others	754,716

Total	$16,948,302

Employee benefits expense summarized by function
Recognized in cost of revenues	$1,216,775
Recognized in operating expenses	15,731,527

Total	$16,948,302

NOTE 21.	First-time adoption of IFRS Accounting Standards

The financial statements of the Company as of and for the year ended December 31, 2022 were originally prepared in accordance with the generally accepted accounting principles in the Republic of China, Enterprise Accounting Standard (“EAS”). As stated in Note 2, the accompanying financial statements have been prepared in accordance with IFRSs, except that they do not include comparative financial information for the year ended December 31, 2021 as required by IAS 1, Presentation of Financial Statements, and IFRS 1 “First-time Adoption of International Financial Reporting Standards” has been applied to the financial statements.

PayNow Inc.

Notes to the Financial Statements (Continued)

The accounting policies disclosed in Note 4 have been applied in preparing the Statement of Financial Position as of December 31, 2022.

In preparing the financial statements under IFRSs, the Company has adjusted the amounts reported in the financial statements under EAS. The effects of these adjustment on financial position, profit or loss, and cash flows of the Company are as follows.

(a)	Reconciliation of financial position

	December 31, 2022
	EAS	Recognition and measurement	IFRSs
Assets
Cash and restricted cash	$134,981,111	—	134,981,111
Accounts receivable	462,464	—	462,464
Other receivables	1,542,475	—	1,542,475
Other financial assets	211,353,301	—	211,353,301
Other current assets	1,297,147	(471,249)	825,898

Total current assets	349,636,498	(471,249)	349,165,249

Property, plant and equipment	1,476,325	—	1,476,325
Right-of-use assets	—	5,281,088	5,281,088
Refundable deposits	2,502,100	—	2,502,100
Other assets – non-current	—	—	—

Total non-current assets	3,978,425	5,281,088	9,259,513

Total assets	$353,614,923	4,809,839	358,424,762

Liabilities and Equity
Contract liabilities – current	$6,659,142	2,052,864	8,712,006
Accounts payable	2,590,897	—	2,590,897
Other payables	4,817,025	—	4,817,025
Current tax liabilities	324,824	—	324,824
Lease liabilities-current	—	3,085,053	3,085,053
Other current liabilities – receipts under custody	320,842,283	—	320,842,283

Total current liabilities	335,234,171	5,137,917	340,372,088

Lease liabilities-non-current	—	2,270,939	2,270,939
Guarantee deposits received	919,550	—	919,550

Total non-current liabilities	919,550	2,270,939	3,190,489

Total liabilities	336,153,721	7,408,856	343,562,577

Equity:
Share capital	16,000,000	—	16,000,000
Accumulated deficit	1,461,202	(2,599,017)	(1,137,815)

Total equity	17,461,202	(2,599,017)	14,862,185

Total Liabilities and Equity	$353,614,923	4,809,839	358,424,762

PayNow Inc.

Notes to the Financial Statements (Continued)

(b)	Reconciliation of profit or loss and other comprehensive income

	2022
	EAS	Recognition and measurement	IFRSs
Revenue	$164,181,703	(846,564)	163,335,139
Cost of revenue	(135,274,416)	710,061	(134,564,355)

Gross profit	28,907,287	(136,503)	28,770,784

Operating expenses	(24,974,265)	104,212	(24,870,053)

Net operating profit	3,933,022	(32,291)	3,900,731

Non-operating income and expenses	560,862	(142,526)	418,336

Profit before tax	4,493,884	(174,817)	4,319,067

Income tax expenses	(962,021)	—	(962,021)

Net profit	3,531,863	(174,817)	3,357,046

Other comprehensive income	—	—	—

Total comprehensive income	$3,531,863	(174,817)	3,357,046

(c)	Reconciliation of cash flows

The cash flow of operating leases was previously classified into cash flows from operating activities under EAS. However, the payment of lease liabilities amounted to $2,870,545 should be classified into cash flows from financing activities under IFRS. As a result, for the year ended December 31, 2022, the amounts previously reported under EAS for operating cash flows and financing cash flows were $4,555,575 and $6,676,349, respectively, and the amounts reported under IFRS were $7,426,120 and $3,805,804, respectively.

(d)	Notes to reconciliation of equity and profit or loss and other comprehensive income

The major items of the differences in recognition and measurement are as follows.

1	Classification of financial assets and liabilities under IFRS 9

Under IFRS 9, the classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Cash, accounts receivable, other receivables, other financial assets, and refundable deposits were previously classified as loans and receivables under EAS. Under IFRS 9, they were classified as the financial assets measured at amortized cost.

For an explanation of how the Company classifies and measures financial assets and related gains and losses under IFRS 9, please refer to Note 4(d). In addition, the adoption of IFRS 9 has not had a material impact on the Company’s accounting policies related to financial liabilities.

2	Revenue recognition under IFRS 15

The Company previously recognized revenue for its payment gateway service and logistic service at a point in time under EAS. IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, using a five-step model framework to determine the method, timing and amount of revenue recognized.

The services provided by the Company represent performance obligations that are standing ready to provide services. Therefore, the progress towards complete satisfaction of these

PayNow Inc.

Notes to the Financial Statements (Continued)

performance obligations is measured over time. The performance obligations that have not been fulfilled are recognized as contract liabilities, and subsequently recognized as revenue over time. Cost of services is recognized when the corresponding revenue is recognized. Transaction fee charged by the banks before the Company fulfills its obligation to provide services is deferred and recognized as prepaid cost under other current assets. Please refer to Note 4(i) for an explanation of the relevant accounting policies.

3	Recognition of leases as a lessee under IFRS 16

As a lessee, the Company previously classified leases as operating leases and recognized lease payments in profit or loss on a straight-line basis over the lease term. Under IFRS 16, the Company recognizes right-of-use assets and lease liabilities on the statement of financial position for all leases with exception for leases of low-value assets and short-term leases.

In addition, the Company used the following practical expedients when applying IFRS 16 to leases.

•	Applied a single discount rate to a portfolio of leases with similar characteristics.

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term.

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

For an explanation of how the Company recognizes and measures leases as a lessee under IFRS 16, please refer to Note 4(f).

Independent Auditor’s Report

To the Board of Directors of Obook Holdings Inc.:

Report on the Audit of the Financial Statements

Qualified Opinion

We have audited the financial statements of PayNow Inc. (the Company), which comprise the statement of financial position as of April 30, 2023, and the related statement of profit or loss and other comprehensive income, changes in equity, and cash flows for the four months then ended, and the related notes to the financial statements.

In our opinion, except for the omission of comparative financial information described in the Basis for Qualified Opinion section of our report, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2023, and the results of its operations and its cash flows for the four months then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Qualified Opinion

As discussed in note 2, the accompanying financial statements are not presented in accordance IFRS, as they do not include comparative figures, which constitute a departure from IFRS as issued by the IASB.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRSs as issued by the IASB, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise significant doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are authorized for issuance.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG

Taipei, Taiwan

August 20, 2024

PayNow Inc.

Statement of Financial Position

April 30, 2023

(Expressed in New Taiwan dollars)

	Note	April 30, 2023
Assets
Current assets:
Cash	5, 13	$37,125,689
Restricted cash	5, 13	92,038,389
Other financial assets	6, 13, 18	183,239,194
Other current assets		4,156,615

Total current assets		316,559,887

Non-current assets:
Property, plant and equipment	7	1,230,582
Right-of-use assets	7	4,218,216
Refundable deposits	13, 18	1,662,100

Total non-current assets		7,110,898

Total assets		$323,670,785

Liabilities and Equity
Current liabilities:
Contract liabilities – current	12	$8,063,191
Accounts payable	13	1,627,519
Other payables	13	3,463,829
Current tax liabilities		1,062,864
Lease liabilities-current	7, 13	2,846,474
Other current liabilities – receipts under custody	8	286,384,516

Total current liabilities		303,448,393

Non-Current liabilities:
Lease liabilities-non-current	7, 13	1,445,995
Guarantee deposits received	13	962,050

Total non-current liabilities		2,408,045

Total liabilities		305,856,438

Equity:
Share capital	10	16,000,000
Retained earnings		1,814,347

Total equity		17,814,347

Total liabilities and equity		$323,670,785

The accompanying notes form part of these financial statements.

PayNow Inc.

Statement of Profit or Loss and Other Comprehensive Income

For the Four Months Ended April 30, 2023

(Expressed in New Taiwan dollars)

	Note	For the four months ended April 30, 2023
Revenue	12	$43,518,349
Cost of revenue		(30,458,024)

Gross profit		13,060,325

Operating expenses:
Marketing and Sales		(150,432)
General and administrative		(8,626,440)
Research and development		(640,020)

Total operating expenses		(9,416,892)

Net operating profit		3,643,433

Non-operating income and expenses:
Interest income		84,106
Finance costs		(37,337)

Total non-operating income and expenses		46,769

Profit before tax		3,690,202
Income tax expenses	11	(738,040)

Net profit		2,952,162

Other comprehensive income		—

Total comprehensive income		$2,952,162

The accompanying notes form part of these financial statements.

PayNow Inc.

Statement of Changes in Equity

For the Four Months Ended April 30, 2023

(Expressed in New Taiwan dollars)

	Share capital
	Ordinary shares	Retained earnings	Total equity
Balance at January 1, 2023	$16,000,000	(1,137,815)	14,862,185
Profit for the four months ended April 30, 2023	—	2,952,162	2,952,162
Other comprehensive income for the four months ended April 30, 2023	—	—	—

Comprehensive income for the four months ended April 30, 2023	—	2,952,162	2,952,162

Balance at April 30, 2023	$16,000,000	1,814,347	17,814,347

The accompanying notes form part of these financial statements.

PayNow Inc.

Statement of Cash Flows

For the Four Months Ended April 30, 2023

(Expressed in New Taiwan dollars)

For the four months ended April 30, 2023
Cash flows from operating activities:
Profit before tax	$3,690,202
Adjustments for:
Depreciation expense	1,342,786
Finance costs	37,337
Interest income	(84,106)

4,986,219
Changes in operating assets and liabilities:
Decrease in accounts receivable	462,464
Decrease in other receivables	1,542,475
Increase in other current assets	(3,330,717)
Decrease in contract liabilities	(648,815)
Decrease in accounts payable	(963,378)
Decrease in other payable	(1,353,196)

Cash generated from operations	695,052
Interest received	84,106
Interest paid	(37,337)

Net cash flows from operating activities	741,821

Cash flows from investing activities:
Acquisition of property, plant and equipment	(34,171)
Decrease in refundable deposits	840,000

Net cash flows from investing activities	805,829

Cash used in financing activities:
Decrease in other current liabilities – receipts under custody	(6,343,660)
Increase in guarantee deposits received	42,500
Payment of lease liabilities	(1,063,523)

Net cash used in financing activities	(7,364,683)

Net decrease in cash and restricted cash	(5,817,033)
Cash and restricted cash at beginning of period	134,981,111

Cash and restricted cash at end of period	$129,164,078

The accompanying notes form part of these financial statements.

PayNow Inc.

Notes to the Financial Statements

For the Four Months Ended April 30, 2023

(Expressed in New Taiwan Dollars, Unless Otherwise Specified)

NOTE 1. Reporting entity

PayNow Inc. (the “Company”), a Taiwan company incorporated in October 2006, has been dedicated to providing electronic commerce payment services. Utilizing a unique and secure bank trust system and various payment mechanisms, the Company has created a variety of service features for online payments and provided merchants with one-stop service which includes logistics information flow and electronic invoice integration, catering to the needs of various online stores.

NOTE 2. Basis of preparation

(a)	Statement of compliance

The accompanying financial statements as of and for the four months ended April 30, 2023 have been prepared for purposes of a filing with the U.S. Securities and Exchange Commission in connection with the acquisition of the Company by OwlPay Holdings PTE. LTD., a wholly-owned subsidiary of OBOOK Holdings Inc., which was completed on May 1, 2023.

The financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards and Interpretations issued by the International Accounting Standards Board (“IASB”), except that they do not include comparative financial information for the four months ended April 30, 2022 as required by International Accounting Standards (“IAS”) 1, Presentation of Financial Statements. Material accounting policies adopted by the Company are disclosed in note 4.

These financial statements were authorized for issuance by the Board of Directors on August 20, 2024.

(b)	Basis of measurement

The financial statements have been prepared on the historical cost basis.

NOTE 3. Application of new and revised IFRS as issued by the IASB

(a)	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current period

New, Revised or Amended Standards and Interpretations	Effective date per IASB
Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IFRS 17 “Initial Application of IFRS 17 and IFRS 9 - Comparative Information”	January 1, 2023

The adoption of the aforementioned IFRSs did not have a material impact on the consolidated financial statements.

PayNow Inc.

Notes to the Financial Statements (Continued)

(b)	New and revised standards, amendments and interpretations in issue but not yet effective

In preparing the accompanying financial statements, the Company has not adopted the following International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), Interpretations developed by the International Financial Reporting Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SIC”) issued by the International Accounting Standards Board (“IASB”) (collectively, “IFRSs”).

New, Revised or Amended Standards and Interpretations	Effective date per IASB
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	Effective date to be determined by IASB
Amendments to IAS12 “International Tax Reform-Pillar Two Model Rules”	May 23, 2023
Amendments to IFRS 16 “Lease Liability in a Sale and Leaseback”	January 1, 2024
Amendments to IAS 1 “Classification of liabilities as Current or Non-Current”	January 1, 2024
Amendments to IAS 1 “Non-current liabilities with covenants”	January 1, 2024
Amendments to IAS 7 and IFRS 7 “Supplier Finance Arrangements”	January 1, 2024
Amendments to IAS 21 “Lack of Exchangeability”	January 1, 2025
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027

As of the date that the financial statements were authorized for issuance, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the aforementioned standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

NOTE 4. Material accounting policies

The Material accounting policies applied in the preparation of these financial statements are set out below. These policies have been applied consistently to all periods presented in these financial statements unless otherwise stated.

(a)	Functional and Presentation Currency

The presentation currency of the Company is the New Taiwan dollar. The functional currency is the currency of the primary economic environment in which the entity operates.

(b)	Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are referred to as noncurrent assets and liabilities, respectively.

(c)	Cash and restricted cash

Cash comprises both currency and demand deposits, which the Company can access without any restrictions. Restricted cash is contractually restricted through legal contracts or regulations. The contractual restrictions on the use of the amounts held in the demand deposit do not change the nature of the deposit. The Company can access those amounts on demand and therefore includes the demand deposit as a component of cash.

PayNow Inc.

Notes to the Financial Statements (Continued)

(d)	Financial Instruments

1.	Financial Assets

The Company shall recognize a financial asset or a financial liability in its statement of financial position when, and only when, the Company becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets shall be recognized and derecognized, as applicable, using trade date accounting.

(1)	Classification of financial assets

The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. When, and only when, the Company changes its business model for managing financial assets it shall reclassify all affected financial assets.

Financial assets at amortized cost

Cash and restricted cash, accounts receivable, other receivables, and other financial assets are measured at amortized cost. A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at fair value through profit or loss:

i.	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

ii.	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are subsequently measured using the effective interest method, and the amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gains or losses on derecognition of financial assets are also recognized in profit or loss.

(2)	Impairment of financial assets

The Company recognizes loss allowances for expected credit loss on financial assets measured at amortized cost, including accounts receivable.

The loss allowance for accounts receivable is measured at an amount equal to lifetime expected credit losses. For financial assets at amortized cost and contract assets, when the credit risk on the financial instrument has not increased significantly since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from possible default events of a financial instrument within 12 months after the reporting date. If, on the other hand, there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized at an amount equal to expected credit loss resulting from all possible default events over the expected life of a financial instrument.

When determining whether the credit risk of a financial instrument has increased significantly since initial recognition, the Company considers reasonable and supportable information that is relevant. This includes both qualitative and quantitative

PayNow Inc.

Notes to the Financial Statements (Continued)

information and analysis, based on the Company’s historical experience and credit assessment, as well as forward-looking information.

The impairment gain or loss recognized in profit or loss is the amount needed for adjusting the loss allowance account to its required level at the reporting date.

(3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

2.	Financial liabilities and equity instruments

(1)	Classification of financial liabilities and equity instruments

Debt and equity instruments issued by the Company are classified as financial liabilities or equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

i.	Equity instrument

An equity instrument is any contract that evidences residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued are recognized as the amount of consideration received, less the direct cost of issuing.

ii.	Financial liabilities

Financial liabilities are classified as measured at amortized cost.

(2)	Derecognition of financial liability

The Company removes a financial liability from its statement of financial position when, and only when, it is extinguished—when the obligation specified in the contract is discharged, canceled, or expired.

On derecognition of a financial liability at amortized cost in its entirety, the difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, shall be recognized in profit or loss.

(3)	Offsetting of financial assets and liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the statement of balance sheet when, and only when, the Company currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(e)	Property, plant, and equipment

1.	Recognition and measurement

Items of property, plant and equipment are measured at cost, less accumulated depreciation and any accumulated impairment losses.

PayNow Inc.

Notes to the Financial Statements (Continued)

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

2.	Subsequent expenditure

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

3.	Depreciation

Depreciation is calculated on the cost of an asset less its residual value and is recognized in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

(1)	Computer and Telecommunication Equipment 3 years
(2)	Office equipment 3 years
(3)	Others 3 years

The depreciation methods, useful lives, and residual values are reviewed by the Company at each reporting date and are subject to adjustments if appropriate.

(f)	Leased assets

1.	Identifying a lease

A contract is, or contains, a lease when all the following conditions are satisfied:

(1)	the contract involves the use of an identified asset, and the supplier does not have a substantive right to substitute the asset; and

(2)	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and

(3)	the Company has the right to direct the use of the identified asset throughout the period of use.

2.	As a lessee

Payments for leases of low-value assets and short-term leases are recognized as expenses on a straight-line basis over the lease term for which the recognition exemption is applied. For all other leases not described above, a right-of-use asset and a lease liability shall be recognized at the lease commencement date.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the lease payments, discounted using the lessee’s incremental borrowing rate. The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date, less any lease incentives received, plus any initial direct costs incurred and an estimate of costs to be incurred in restoring the underlying asset.

The right-of-use asset is subsequently depreciated using the straight-line method over the shorter of the useful life of the right-of-use asset or the lease term. The lease liability is

PayNow Inc.

Notes to the Financial Statements (Continued)

subsequently measured at amortized cost using the effective interest method. It is re-measured (i) if there is a change in the lease term; (ii) if there is a change in future lease payments arising from a change in an index or a rate; (iii) if there is a change in the amounts expected to be payable under a residual value guarantee; or (iv) if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is re-measured in the circumstances aforementioned, a corresponding adjustment is made to the carrying amount of the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero, any remaining amount of the re-measurement is recognized in profit or loss.

Lease payments included in the measurement of the lease liability comprise the following:

(1)	fixed payments, including in-substance fixed payments.

(2)

the exercise price under a purchase option that the Company is reasonably certain to exercise and lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option.

Moreover, the lease liability is remeasured when lease modifications occur that decrease the scope of the lease. The Company accounts for the remeasurement of the lease liability by decreasing the carrying amount of the right-of-use asset to reflect the partial or full termination of the lease and recognizes in profit or loss any gain or loss relating to the partial or full termination of the lease.

(g)	Impairment of Non-Financial Assets

At each reporting date, the Company reviews the carrying amounts of its nonfinancial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (CGUs).

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss can be reversed only if the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h)	Revenue Recognition

Revenue is measured based on the consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a good or a service to a customer. The accounting policies for the Company’s main types of revenue are explained below.

PayNow Inc.

Notes to the Financial Statements (Continued)

1.	Payment gateway service

The Company provides a technology platform that is integrated with multiple banks in Taiwan and acts as an intermediary in electronic financial transactions between consumers, banks and merchants. The platform enables in-person and online businesses to accept, process, and manage various payment methods—such as credit cards, web ATM, and payment at convenience stores—in a secure and efficient manner. The Company charges merchants transaction fees based on contracts entered into with merchants. Such fees is recognized as income when the Company satisfies its performance obligations by rendering services and it is based on a percentage of the underlying payments successfully processed by the Company. Before the Company settles with the merchant or fulfill its obligation to provide services to a merchant, consideration received in advance is deferred and recognized as a contract liability.

2.	Logistics service

The Company collaborates with major domestic convenience store chains for logistics, assisting merchants in delivering goods to consumers, integrating logistics and payment information. The Company charges a processing fee based on the number of items delivered to end consumers and recognizes revenue on a gross basis. Before the goods are delivered, the Company recognizes the consideration received as a contract liability.

3.	Electronic invoicing system

The Company provides an electronic invoicing system, assisting merchants in generating invoices and uploading them to the government platform. The Company charges an annual system fee and recognizes revenue over the contract period using the straight-line method. Before the Company provides the services to the merchant, it shall recognize the consideration received as a contract liability.

(i)	Employee Benefits

1.	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

2.	Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(j)	Income Taxes

Income tax expense comprises current and deferred taxes. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

1.	Current tax

Current taxes comprise the expected tax payable or receivable on the taxable income or losses for the year and any adjustments to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted tax rate at the reporting date.

PayNow Inc.

Notes to the Financial Statements (Continued)

2.	Deferred tax

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the income of the period that includes the enactment date. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

(k)	Operating Segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including those relating to transactions with other components of the Company. Operating results of the operating segment are regularly reviewed by the Company’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and to assess its performance.

The Company operates and internally manages a single operating segment.

(l)	Use of Judgments and Estimates

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments, estimates and assumptions in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

1.	Impairment of non-financial assets

In the process of evaluating the potential impairment of non-financial assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups. Any changes in these estimates, due to shifts in economic conditions or business strategies, could result in significant impairment charges or reversals in future years.

2.	Recognition of deferred tax assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires the Company’s subjective judgment and estimate, including the future revenue growth and profitability, the sources of taxable income, the amount of tax credits that can be utilized and feasible tax planning strategies. Changes in the economic environment, the industry trends and relevant laws and regulations may result in adjustments to the deferred tax assets.

PayNow Inc.

Notes to the Financial Statements (Continued)

NOTE 5. Cash and restricted cash

April 30, 2023
Cash on hand	$21,227
Bank Deposits	37,104,462

Total cash in the statement of financial position	37,125,689
Contractually restricted cash	92,038,389

Total cash and restricted cash in the statement of cash flow	$129,164,078

Contractually restricted cash was collected from payment processing services through web ATM and convenience store payment methods and deposited into the designated demand deposit accounts. This cash was subject to contractual restrictions on use, as agreed upon with the merchants.

NOTE 6. Other financial assets – current

April 30, 2023
Restricted cash in the trust account	$181,239,194
Restricted time deposits – current	1,000,000
Time deposits with maturity within one year	1,000,000

Total	$183,239,194

Restricted cash in the trust account relates to cash collected from end consumers during the process of providing payment and logistics services and deposited in a designated bank account held in trust that can only be used to settle related transactions with merchants. The terms and conditions in the trust agreement prevents the Company from accessing the amounts held in the trust account.

NOTE 7. Property, plant and equipment

(a)

	Computer and Telecommunication Equipment	Office equipment	Other equipment	Total
Cost:
Balance at January 1, 2023	$1,621,578	489,572	1,367,672	3,478,822
Additions	34,171	—	—	34,171
Disposals	(368,200)	—	—	(368,200)

Balance at April 30, 2023	1,287,549	489,572	1,367,672	3,144,793

Accumulated depreciation:
Balance at January 1, 2023	997,256	149,784	855,457	2,002,497
Depreciation	125,146	40,800	113,968	279,914
Disposals	(368,200)	—	—	(368,200)

Balance at April 30, 2023	754,202	190,584	969,425	1,914,211

Carrying amounts:
Balance at April 30, 2023	$533,347	298,988	398,247	1,230,582

PayNow Inc.

Notes to the Financial Statements (Continued)

For the four months ended April 30, 2023, the Company did not recognize any impairment loss on property, plant and equipment.

(b)	Leasing arrangements-lessee

1.

The Company leases various buildings and transportation equipment. Rental contracts are typically made for periods of 1 to 3 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

2.	The carrying amount of right-of-use assets and the depreciation charge were as follows:

April 30, 2023
Buildings	$2,100,304
Transportation equipment	2,117,912

Total	$4,218,216

For the four months ended April 30, 2023
Depreciation charge
Buildings	$518,592
Transportation equipment	544,280

Total	$1,062,872

3.	For the four months ended April 30, 2023, there was no addition to right-of-use assets.

4.	Lease liabilities

April 30, 2023
Current portion	$2,846,474

Non-current portion	$1,445,995

5.	Additional lease information

For the four months ended April 30, 2023
Expenses relating to short-term leases	$105,515

PayNow Inc.

Notes to the Financial Statements (Continued)

The reconciliation of lease liabilities to cash flows arising from financing activities was as follows:

For the four months ended April 30, 2023
Balance at the beginning of period	$5,355,992
Change from financing activities:
Payment of lease liabilities	$(1,063,523)

Other changes:
New lease	$—
Interest expense	37,337
Interest paid	(37,337)

Total liability-related other changes	—

Balance at the end of period	$4,292,469

NOTE 8. Other current liabilities

April 30, 2023
Receipts under custody	$286,384,516

Receipts under custody included payments received from customer payment transaction.

NOTE 9. Employee benefits

Defined contribution plan:

The Company contributes 6% of each employee’s monthly wages to the labor pension personal account at the Bureau of Labor Insurance in accordance with the provisions of the Labor Pension Act. Under these defined contribution plans, the Company is not required to bear the regulated or putative obligation subsequent to the payment of fixed-rate contribution.

The pension costs incurred from the contributions to the Bureau of Labor Insurance amounted to $236,372 for the four months ended April 30, 2023.

NOTE 10. Equity

(a)	Share capital

April 30, 2023
Number of shares authorized	1,600,000

Share capital authorized	$16,000,000

Number of shares issued and fully paid	1,600,000

Share capital issued	$16,000,000

As of April 30, 2023, the Company’s government registered total authorized capital amounted to $16,000,000, with $10 par value per share, and 1,600,000 of shares were issued. All issued shares were paid-up upon issuance.

PayNow Inc.

Notes to the Financial Statements (Continued)

(b)	Retained earnings and legal reserve

Pursuant to the Company’s Articles of Incorporation, the Company’s current year earnings, if any, shall be used to first pay all taxes, offset prior years’ deficits, and then appropriate 10% as legal reserves, unless the legal reserve reaches the amount of the Company’s paid-in capital. The distribution of residual earnings together with any undistributed retained earnings at the beginning shall be proposed by the Board of Directors and resolved at the shareholders’ meeting.

NOTE 11. Income taxes

Reconciliation of the expected income tax expense computed based on the statutory income tax rate of 20% compared with the actual income tax expense as reported in the statement of profit or loss is as follows:

For the four months ended April 30, 2023
Profit before income tax	$3,690,202

Income tax calculated based on net profit before tax	738,040
Others	—

Income tax expense	$738,040

As of April 30, 2023, there was no temporary differences and no deferred tax asset or liability recognized.

NOTE 12. Revenue

Disaggregation of revenue from contracts with customers is as follows:

For the four months ended April 30, 2023
Revenues from payment gateway service	$24,860,429
Revenue from logistic service	16,844,646
Revenues from electronic invoicing system and other value-added services	1,813,274

$43,518,349

The Company has recognized the following contract liabilities in relation to revenue from contracts with customers:

April 30, 2023
Contract liabilities - current	$8,063,191

As of January 1, 2023, contract liabilities amounted to $8,712,006. Revenue recognized in the current reporting period, which was included in the contract liability balance at the beginning of the period, amounted to $5,916,415 for the four months ended April 30, 2023. Receipt from customers upon entering contracts amounted to $5,267,600 for the four months ended April 30, 2023.

PayNow Inc.

Notes to the Financial Statements (Continued)

The changes in contract liabilities were mainly due to the time differences when the Company provided services that satisfy its obligation to the customer and when the payment is disbursed by the customer.

NOTE 13. Financial instruments

(a)	Categories of financial instruments

1.	Financial assets

April 30, 2023
Measured at amortized cost:
Cash and restricted cash	$129,164,078
Other financial assets – current	183,239,194
Refundable deposits	1,662,100

Total	$314,065,372

2.	Financial liabilities

April 30, 2023
Non-derivative financial liabilities:
Accounts payable	$1,627,519
Other payables	3,463,829
Lease liabilities (including current portion)	4,292,469
Guarantee deposits received	962,050

Total	$10,345,867

(b)	Liquidity risk

The table below summarizes the maturity profile of financial liabilities, including principal and estimated interest payments.

	Carrying amount	Contractual cash flows	Within 1 year	1-5 years	Over 5 years
April 30, 2023
Non-derivative financial liabilities
Accounts payable	$1,627,519	1,627,519	1,627,519	—	—
Other payables	3,463,829	3,463,829	3,463,829	—	—
Guarantee deposits received	962,050	962,050	—	962,050	—
Lease liabilities (including current portion)	4,292,469	4,366,681	2,909,438	1,457,243	—

Total	$10,345,867	10,420,079	8,000,786	2,419,293	—

The Company does not expect the cash flows included in the maturity analysis to occur significantly earlier or at significantly different amounts.

(c)	Fair value of financial instruments

Fair value of financial instruments that are not measured at fair value

The Company considers that the carrying amounts of financial instruments measured at amortized cost, accounts payable, and other payables approximate their fair values due to the short-term maturities of such instruments.

PayNow Inc.

Notes to the Financial Statements (Continued)

NOTE 14. Financial risk management

Risk management framework

The Company’s risk management policies are established to identify and analyze the risks faced by the Company to assess the impact of risks and implement policies that circumvent risks. The Company Board of Directors oversees how management monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risks management framework in relation to the risks faced by the Company.

(a)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations, resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily financial instruments with banks.

1.	Accounts and other receivables

The Company has established a credit policy conducting a credit assessment for each new merchant before the Company’s standard payment and delivery terms and conditions are offered. Purchase limits are established for each merchant, representing the maximum open amount without requiring approval. These limits are reviewed quarterly.

2.	Guarantees

As of April 30, 2023, no other guarantees were outstanding.

(b)	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate working capital and unused credit facilities.

As of April 30, 2023, the Company’s working capital together with existing unused credit facilities under its existing loan agreements will be sufficient to fulfill all of its contractual obligations. Therefore, management believes that there is no liquidity risk resulting from incapable of financing to fulfill the contractual obligations.

(c)	Market risk management

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

The Company’s policy is not to take positions in derivative financial instruments with the aim of profit realization and strives to achieve interest rate and foreign currency exposure neutrality.

NOTE 15. Capital management

The Company’s objectives for managing capital are to safeguard the capacity to operate continuously, provide returns to shareholders, maintain the interests of other related parties, and maintain an optimal capital structure to reduce the cost of capital.

PayNow Inc.

Notes to the Financial Statements (Continued)

In order to maintain or adjust the capital structure, the Company may adjust the dividend payment to the shareholders, reduce the capital for redistribution to shareholders, issue new shares, or sell assets to settle any liabilities.

NOTE 16. Cash Flow Information

Reconciliation of liabilities arising from financing activities were as follows:

		Cash flows		Non-cash flows
	January 1, 2023	Increase	Decrease	Payments from trust funds	April 30, 2023
Guarantee deposits received	$919,550	42,500	—	—	962,050
Other current liabilities – receipts under custody	320,842,283	—	(6,343,660)	(28,114,107)	286,384,516
Lease liabilities	5,355,992	—	(1,063,523)	—	4,292,469

Total liabilities from financing activities	$327,117,825	42,500	(7,407,183)	(28,114,107)	291,639,035

Trust funds are payments received on behalf of the customers and recorded as other financial assets. As the Company use of the Trust funds is restricted, the activity associated with changes in such amounts is not presented in the statement of cash flows.

NOTE 17. Related-party transactions

Key management personnel compensation includes:

For the four months ended April 30, 2023
Short-term employee benefits	$1,261,452
Post-employment benefits	26,424

$1,287,876

NOTE 18. Pledged assets

The carrying values of pledged assets were as follows:

Pledged assets	Object	April 30, 2023
Restricted cash and time deposit (classified under other financial assets)	Restricted cash in relation to trust account	$183,239,194
Refundable deposits	Lease deposits	1,662,100

		$184,901,294

NOTE 19. Subsequent Events

On December 1, 2022, certain of the Company’s shareholders entered into an agreement with OwlPay Holdings Pte. Ltd. (“OwlPay”). Pursuant to the terms of the share acquisition agreement, OwlPay acquired 52.94% shares of the Company by way of cash payments. The acquisition was completed on May 1, 2023.

PayNow Inc.

Notes to the Financial Statements (Continued)

NOTE 20. Segment Information

(a)	General information

The Company operates and internally manages a single operating segment. This segment is mainly involved in providing payment and logistic services. The information on segment profit and loss, assets, and liabilities is consistent with the financial statements. Please refer to the Statement of Financial Position and Statement of Profit or Loss and Other Comprehensive Income for details.

(b)	Product information

Revenue from the external customers of the Company was as follows:

For the four months ended April 30, 2023
Revenues from payment gateway service	$24,860,429
Revenue from logistic service	16,844,626
Revenues from electronic invoicing system and other value-added services	1,813,274

$43,518,349

(c)	Geographic information

Revenue from external customers and assets of the Company are mainly located in Taiwan.

(d)	Major customers

The major customers of the Company, which accounted for 10% or more of the total revenue for the year ended April 30, 2023, were as follows:

	For the four months ended April 30, 2023
Client	Amount	% of revenue
EPI	$7,243,469	15.88

NOTE 21. The nature of expenses

(a)	Depreciation of property, plant and equipment

For the four months ended April 30, 2023
Recognized in cost of revenues	$—
Recognized in operating expenses	1,342,786

Total	$1,342,786

PayNow Inc.

Notes to the Financial Statements (Continued)

(b)	Employee benefits expense

For the four months ended April 30, 2023
Salary	$5,605,246
Labor and health insurance	210,152
Pension	236,372
Others	410,128

Total	$6,461,898

For the four months ended April 30, 2023
Employee benefits expense summarized by function
Recognized in cost of revenues	$420,864
Recognized in operating expenses	6,041,034

Total	$6,461,898

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under the Company’s Second Amended and Restated Memorandum and Articles, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities, or discretions as a director or officer of our company, including, without prejudice to the generality of the foregoing, any costs, expenses, losses, or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements to be filed as Exhibit   to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which is to be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have issued and sold the following securities without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act, regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Purchaser(s)	Date of Sale or Issuance	Title and Total Number of Securities Issued	Total Consideration (in $’000)
Tin Tin Venture Inc.	2022.4.15	136,412 Class A Common Shares	1,782
Tomohiro Yokota	2022.4.15	6,000 Class A Common Shares	78
Employees of awards granted under Share Incentive Plan	2022.9.26	1,392,696 Class A Common Shares	2,908
Hung, Wei-Chen	2024.2.16	30,628 Class A Common Shares	200
Hung, Yu-Sheng	2024.2.16	30,628 Class A Common Shares	200
Matsutake Co., Ltd.	2024.2.16	918,836 Class A Common Shares	6,000
Fukuda Co., Ltd.	2024.2.16	49,005 Class A Common Shares	320
PHS Enterprise Co., Ltd.	2024.2.16	120,000 Class A Common Shares	784
Chang Yu-Shan	2024.2.16	2,000 Class A Common Shares	13
Moah LLC.	2024.2.16	5,360 Class A Common Shares	35
Marcin Pacholak	2024.2.16	2,000 Class A Common Shares	13
Concord Executive Group	2024.2.16	15,314 Class A Common Shares	100
Huang, Yen-Chen	2024.2.16	3,000 Class A Common Shares	19
Anant Kanoi	2024.2.16	15,314 Class A Common Shares	100

Purchaser(s)	Date of Sale or Issuance	Title and Total Number of Securities Issued		Total Consideration (in $’000)
Stellar Development Foundation	2024.2.16	459,418 Class A Common Shares		3,000
Employees of awards granted under Share Incentive Plan	2024.11.19	18,519 Class A Common Shares		86
Brabull Capital LLC.	2024.11.19	15,314 Class A Common Shares		100
Jam Tomorrow Ltd.	2024.11.19	306,279 Class A Common Shares		2,000
Little King Industries Co., Ltd.	2024.11.19	382,848 Class A Common Shares		2,500
Jangway Development Co., Ltd.	2024.11.19	153,139 Class A Common Shares		1,000
Jangbridge Development Co., Ltd.	2024.11.19	153,139 Class A Common Shares		1,000
Wang, Chun-Kai	2024.11.19	94,946 Class A Common Shares		620
Lin Yu-Tien	2024.11.19	30,628 Class A Common Shares	(1)	150
Modernity Financial Holdings, Ltd.	2024.11.19	20,419 Class A Common Shares	(1)	100
Hsu, Te-Ying	2024.11.19	102,093 Class A Common Shares	(1)	500
Shea, Chih-Jui	2024.11.19	40,837 Class A Common Shares	(1)	200
Hung, Wei-Chen	2024.11.19	4,084 Class A Common Shares	(1)	20
Ong Kong Joo	2024.11.19	40,837 Class A Common Shares	(1)	200
Yang, Chi-Jung	2024.11.19	26,544 Class A Common Shares	(1)	130
Chiu, Wei-Ju	2024.11.19	20,419 Class A Common Shares	(1)	100
Wang, Chun-Kai	2024.11.15	135,135 Class A Common Shares	(2)	1,000
UNIVA Oak Holdings Limited	2024.12.18	135,135 Class A Common Shares	(2)	1,000

(1)	Upon conversion of rights under SAFE agreements initially entered into in 2022 and 2023.
(2)	Pending formal registration on the Company’s register of members.

Item 8.	Exhibits and Financial Statement Schedule

The exhibits listed in the exhibit index, appearing elsewhere in this Registration Statement, have been filed as a part of this Registration Statement.

All schedules have been omitted since they are not required or are not applicable or the required information is shown in the audited consolidated financial statements or notes thereto.

Item 9.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to Section 10(a)(4) of the Securities Act of 1933 and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Memorandum and Articles of Association, as currently in effect

3.2*	Form of Second Amended and Restated Memorandum and Articles of Association to be in effect immediately prior to the consummation of this offering

4.1*	Form of Registrant’s Class A Common Shares certificate

4.2*	Form of Deposit Agreement between the Registrant, the depositary and holders of American Depositary Shares evidenced by American Depositary receipts issued thereunder

4.3*	Form of Registrant’s American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2)

5.1*	Opinion of Harney Westwood & Riegels regarding the validity of Class A Common Shares

10.1*	2021 Share Incentive Plan

10.2*	Form of Indemnification Agreement with the Registrant’s directors and executive officers

10.3*	Form of Employment Agreement between the Registrant and executive officers of the Registrant

10.4*	English Translation of Share Purchase Agreements dated December 1, 2022, July 17, 2023 and August 1, 2023, between OwlPay Holdings and certain shareholders of PayNow

21.1*	List of Significant Subsidiaries

23.1*	Consent of KPMG, an independent registered public accounting firm

23.2*	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)

24.1*	Powers of Attorney (included on signature page to the registration statement)

99.1*	Code of Business Conduct

107*	Filing fee table

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei City, Taiwan on    , 2025.

OBOOK Holdings Inc.

By:
Name: Chun-Kai Wang Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Chun-Kai Wang, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution and re-substitution, for and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

Chun-Kai Wang	Chairman and Chief Executive Officer (principal executive officer)

Chung-Han Hsieh	Director and Chief Technology Officer

Wei-Li Lin	Chief Financial Officer (principal financial and accounting officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly appointed representative in the United States of OBOOK Holdings Inc. has signed this Registration Statement or amendment thereto in the city of             , State of         on      ,    .

By:
Name:
Title: